      As filed with the Securities and Exchange Commission on February 12, 2007.
                                                     Registration No. 333-138846
                                                                        811-4113

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 2

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A
        (formerly, The Manufacturers Life Insurance Company of New York
                              Separate Account A)
                           (Exact name of Registrant)

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
        (formerly, The Manufacturers Life Insurance Company of New York)
                              (Name of Depositor)

                       100 Summit Lake Drive, Second Floor
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                                 (914) 773-0708
               (Depositor's Telephone Number Including Area Code)

                                Arnold R. Bergman
                 John Hancock Life Insurance Company of New York
                               601 Congress Street
                                Boston, MA 02210
                     (Name and Address of Agent for Service)

                                    Copy to:
                              John W. Blouch, Esq.
                               Dykema Gossett PLLC
                                 Suite 300 West
                                1300 I Street, NS
                            Washington, DC 20005-3306

Title of Securities Being Registered: Variable Annuity Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

                 JOHN HANCOCK LIFE INSURANCE COMPANY of New York
                               SEPARATE ACCOUNT A

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item                 Caption in Prospectus
Part A

1.....................   Cover Page
2.....................   Glossary of Special Terms
3.....................   Overview, Fee Tables, Examples
4.....................   Appendix U: Accumulation Unit Value Tables
5.....................   General Information about Us, The Separate Accounts and
                         The Funds
6.....................   Charges and Deductions; Withdrawal Charges;
                         Administration Fees; Mortality and Expense Risks
                         Charge; Taxes; Appendix A - Examples of Calculation of
                         Withdrawal Charge
7.....................   Accumulation Period Provisions; Our Approval; Purchase
                         Payments; Accumulation Units; Net Investment Factor;
                         Transfers Among Investment Options; Special Transfer
                         Services - Dollar Cost Averaging; Special Transfer
                         Services - Asset Rebalancing Program; Withdrawals;
                         Special Withdrawal Services - Income Plan; Contract
                         Owner Inquiries; Other Contract Provisions; Ownership;
                         Beneficiary; Modification;
8.....................   Pay-out Period Provisions; General; Annuity Options;
                         Determination of Amount of the First Variable Annuity
                         Payments; Annuity Units and the Determination of
                         Subsequent Variable Annuity Payments; Transfers During
                         Pay-out Period
9.....................   Accumulation Provisions; Death Benefit During
                         Accumulation Period; Annuity Options; Death Benefit
                         During Pay-out Period
10....................   Accumulation Period Provisions; Purchase Payments;
                         Accumulation Units; Value of Accumulation Units; Net
                         Investment Factor; Distribution of Contracts
11....................   Accumulation Period Provisions; Purchase Payments;
                         Other Contract Provisions; Right to Review Contract
12....................   Federal Tax Matters; Introduction; Our Tax Status;
                         Special Considerations for Optional Benefits,
                         Non-Qualified Contracts, Qualified Contracts
13....................   Not Applicable
14....................   Statement of Additional Information - Table of Contents

Part B                   Caption in Statement of Additional Information

15....................   Cover Page
16....................   Table of Contents
17....................   General Information and History.
18....................   Services-Independent Auditors, Services-Servicing Agent
19....................   Not Applicable
20....................   Services - Principal Underwriter
21....................   Performance Data
22....................   Not Applicable
23....................   Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                                    VERSION A
                          (NYVantage Variable Annuity)
                          (currently issued contracts)

                             (JOHN HANCOCK(R) LOGO)

                             JOHN HANCOCK ANNUITIES


                                              Prospectus Dated February 12, 2007


                       VENTURE VANTAGE(R) VARIABLE ANNUITY

This Prospectus describes interests in VENTURE VANTAGE flexible Purchase Payment deferred combination fixed and variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in the state of New York.

VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a Fixed Investment Option) and Variable Annuity benefit payments according to the investment performance of applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (the "Separate Account"). Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund:

CAPITAL GUARDIAN TRUST COMPANY
   Income & Value Trust
   U.S. Large Cap Trust

CAPITAL RESEARCH AND MANAGEMENT COMPANY
   American Bond Trust
   American Growth Trust
   American Growth-Income Trust
   American International Trust

DAVIS SELECTED ADVISERS, L.P.
   Financial Services Trust
   Fundamental Value Trust

DEUTSCHE ASSET MANAGEMENT, INC.
   Real Estate Securities Trust

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust

JENNISON ASSOCIATES LLC
   Capital Appreciation Trust

LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust

MARSICO CAPITAL MANAGEMENT, LLC
   International Opportunities Trust

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   Index Allocation Trust
   Lifestyle Aggressive Trust
   Lifestyle Balanced Trust
   Lifestyle Conservative Trust
   Lifestyle Growth Trust
   Lifestyle Moderate Trust
   Mid Cap Index Trust
   Money Market Trust
   Pacific Rim Trust

MUNDER CAPITAL MANAGEMENT
   Small Cap Opportunities Trust

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust
   Total Return Trust

PZENA INVESTMENT MANAGEMENT, LLC
   Classic Value Trust

RCM CAPITAL MANAGEMENT LLC.
T. ROWE PRICE ASSOCIATES, INC.
   Science & Technology Trust(1)

T. ROWE PRICE ASSOCIATES, INC.
   Blue Chip Growth Trust
   Equity-Income Trust
   Health Sciences Trust
   Small Company Value Trust

TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust
   International Value Trust

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.
   Global Allocation Trust

VAN KAMPEN
   Value Trust

WELLINGTON MANAGEMENT COMPANY, LLP
   Investment Quality Bond Trust
   Mid Cap Stock Trust
   Natural Resources Trust
   Small Cap Growth Trust
   Small Cap Value Trust

WESTERN ASSET MANAGEMENT COMPANY
   High Yield Trust
   Strategic Bond Trust
   U.S. Government
   Securities Trust

(1) The Science & Technology Trust is subadvised by T. Rowe Price Associates, Inc. and RCM Capital Management LLC.

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will add a "PAYMENT ENHANCEMENT" of at least 3% of each Purchase Payment that you make under your Contract. Expenses (including withdrawal charges) for a Contract which has a Payment Enhancement may be higher (or for a longer time period) than the expenses for a Contract which does not have a Payment Enhancement. The amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK


    ANNUITIES SERVICE CENTER                MAILING ADDRESS
       601 Congress Street               Post Office Box 55013
Boston, Massachusetts 02210-2805   Boston, Massachusetts 02205-5013
(877) 391-3748 or (800) 551-2078          www.jhannuities.com



NY Vantage

                                Table of Contents


GLOSSARY OF SPECIAL TERMS.................................................     1
OVERVIEW..................................................................     3
FEE TABLES................................................................     8
   EXAMPLES...............................................................     9
GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNT, AND THE FUNDS.........    10
   THE COMPANY............................................................    10
   THE SEPARATE ACCOUNT...................................................    10
   THE FUNDS..............................................................    11
   VOTING INTEREST........................................................    15
DESCRIPTION OF THE CONTRACT...............................................    17
   ELIGIBLE PLANS.........................................................    17
   ACCUMULATION PERIOD PROVISIONS.........................................    17
      Purchase Payments...................................................    17
      Payment Enhancements................................................    17
      Accumulation Units..................................................    18
      Value of Accumulation Units.........................................    18
      Net Investment Factor...............................................    19
      Transfers Among Investment Options..................................    19
      Maximum Number of Investment Options................................    20
      Telephone and Electronic Transactions...............................    20
      Special Transfer Services-Dollar Cost Averaging.....................    20
      Special Transfer Services-Asset Rebalancing Program.................    21
      Withdrawals.........................................................    21
      Special Withdrawal Services-The Income Plan.........................    22
      Death Benefit During Accumulation Period............................    22
   PAY-OUT PERIOD PROVISIONS..............................................    24
      General.............................................................    24
      Annuity Options.....................................................    24
      Determination of Amount of the First Variable Annuity Benefit
         Payment..........................................................    25
      Annuity Units and the Determination of Subsequent Variable Annuity
         Benefit Payments.................................................    25
      Transfers During Pay-out Period.....................................    26
      Death Benefit During Pay-out Period.................................    26
   OTHER CONTRACT PROVISIONS..............................................    26
      Right to Review.....................................................    26
      Ownership...........................................................    26
      Annuitant...........................................................    27
      Beneficiary.........................................................    27
      Modification........................................................    27
      Our Approval........................................................    27
      Misstatement and Proof of Age, Sex or Survival......................    27
   FIXED INVESTMENT OPTIONS...............................................    27
      Interest Rates and Availability.....................................    27
      Transfers...........................................................    28
      Renewals............................................................    28
      Withdrawals.........................................................    28
OPTIONAL BENEFITS.........................................................    29
   PRINCIPAL PLUS FOR LIFE................................................    29
   PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER............    36
   ANNUAL STEP DEATH BENEFIT..............................................    37
CHARGES AND DEDUCTIONS....................................................    39
   WITHDRAWAL CHARGES.....................................................    39
      Waiver of Applicable Withdrawal Charge - Confinement to Eligible
         Nursing Home.....................................................    40
   ANNUAL CONTRACT FEE....................................................    40
   ASSET-BASED CHARGES....................................................    40
      Daily Administration Fee............................................    40
      Mortality and Expense Risks Fee.....................................    41
   PREMIUM TAXES..........................................................    41
FEDERAL TAX MATTERS.......................................................    42
   INTRODUCTION...........................................................    42
   OUR TAX STATUS.........................................................    42
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS...........................    42
   NON-QUALIFIED CONTRACTS................................................    42
      Undistributed Gains.................................................    42
      Taxation of Annuity Payments........................................    43
      Surrenders, Withdrawals and Death Benefits..........................    43
      Taxation of Death Benefit Proceeds..................................    43
      Penalty Tax on Premature Distributions..............................    44
      Diversification Requirements........................................    44
   QUALIFIED CONTRACTS....................................................    44
      Penalty Tax on Premature Distributions..............................    45
      Tax-Free Rollovers..................................................    45
      Loans...............................................................    46
   SEE YOUR OWN TAX ADVISER...............................................    46
GENERAL MATTERS...........................................................    47
   ASSET ALLOCATION SERVICES..............................................    47
   DISTRIBUTION OF CONTRACTS..............................................    47
      Standard Compensation...............................................    47
      Additional Compensation and Revenue Sharing.........................    47
      Differential Compensation...........................................    48
      Reinsurance Arrangements............................................    48
APPENDIX A: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE..................   A-1
APPENDIX B: EXAMPLES OF PRINCIPAL PLUS FOR LIFE RIDERS....................   B-1
APPENDIX C: QUALIFIED PLAN TYPES..........................................   C-1
APPENDIX D: EXAMPLES OF PAYMENT ENHANCEMENT CALCULATIONS..................   D-1

We provide additional information about the Contract and the Separate Account in a Statement of Additional Information, dated the same date as this Prospectus, which we filed with the SEC and incorporate herein by reference. You may obtain the Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the Contracts and the Separate Account. We list the table of contents of the Statement of Additional Information below.


JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents


General Information and History...........................................     3
Accumulation Unit Value Tables............................................     3
Services..................................................................     3
   Independent Registered Public Accounting Firm..........................     3
   Servicing Agent........................................................     3
   Principal Underwriter..................................................     3
   Special Compensation and Reimbursement Arrangements....................     4
Appendix A: Audited Financial Statements..................................   A-1

                            Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Maturity Date.

ANNUITANT: Any natural person or persons to whom annuity benefit payments are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant," the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 601 Congress St. Boston, MA 02210-2805.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity benefit payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity benefit payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock New York.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTRACT: The variable annuity contract offered by this Prospectus.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values and, if applicable, any amount in the Loan Account attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

DEBT: Any amounts in the Loan Account attributable to the Contract plus any accrued loan interest. The loan provision is applicable to certain Qualified Contracts only.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FIXED INVESTMENT OPTION: An Investment Option in which the Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any guarantee period.

FUND: A series of a registered open-end investment management company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of our assets, other than assets in the Separate Account and any other separate accounts we may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

LOAN ACCOUNT: The portion of our General Account that we use for collateral for a loan under certain Qualified Contracts.

MATURITY DATE: The date on which the Pay-out Period commences and we begin to make annuity benefit payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

PAY-OUT PERIOD: The period when we make annuity benefit payments to you following the Maturity Date.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.

RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company of New York Separate Account A. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SUB-ACCOUNT: A Sub-Account of the Separate Account. Each Sub-Account invests in shares of a specific Fund.

UNPAID LOANS: The unpaid amount (including any accrued interest) of loans a Qualified Contract Owner may have taken from us, using certain Contract Value as collateral.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

                                    Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a flexible Purchase Payment deferred combination fixed and variable annuity contract between you and the Company. "Deferred payment" means payments by the Company begin on a future date under the Contract. "Variable" means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis.

WHAT IS A PAYMENT ENHANCEMENT?

We will add a "Payment Enhancement" to your Contract for each Purchase Payment that you make under your Contract. The amount of the Payment Enhancement depends on the cumulative amount of your Purchase Payments. The Payment Enhancement is funded from our General Account. The Payment Enhancement is allocated among Investment Options in the same proportion as your Purchase Payment. The amount returned if you exercise your right to return the Contract during the "right to review" period is reduced by any Payment Enhancements. The amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement.

WHO IS ISSUING MY CONTRACT?

John Hancock Life Insurance Company of New York is the issuer of your Contract.

WHAT ARE SOME BENEFITS OF THE CONTRACT?

The Contract offers tax-deferred treatment of earnings, a death benefit and an optional death benefit, a choice of an optional guaranteed minimum withdrawal benefit, and annuity benefit payments.

In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY TAX-QUALIFIED RETIREMENT PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS, PROTECTION THROUGH A GUARANTEED MINIMUM WITHDRAWAL BENEFIT AND GUARANTEED DEATH BENEFITS, AND GUARANTEED FEES.

We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period." Reference to "Payment Enhancements" in this paragraph refers to the original amount of Payment Enhancements; earnings attributable to Payment Enhancements will not be deducted from the death benefit paid.

For an additional fee, you may elect an optional death benefit called the "Annual Step Death Benefit." The Contract also offers an optional, guaranteed minimum withdrawal benefit called "Principal Plus for Life" for an additional fee. We provide more information about these optional benefits in this Prospectus under the section, "Optional Benefits."

We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity benefit payments will begin on the Maturity Date. You select the Maturity Date, the frequency of payment and the type of annuity benefit payment option. Annuity benefit payments are made to the Annuitant.

HOW DOES THE CONTRACT WORK?

Under the Contract, you make one or more Purchase Payments to the Company for a period of time known as the Accumulation Period. Later, beginning on the Contract's Maturity Date, the Company makes one or more annuity benefit payments under the Contract for a period of time known as the Pay-out Period. Your Contract Value during the Accumulation Period and the amounts of annuity benefit payments during the Pay-out Period may either be variable or fixed, depending upon your investment choices.

HOW CAN I INVEST MONEY IN THE CONTRACT?

We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for subsequent Purchase Payments. Generally, you may make additional Purchase Payments at any time.

MINIMUM INITIAL PURCHASE   MINIMUM SUBSEQUENT
        PAYMENT             PURCHASE PAYMENT
------------------------   ------------------
         $10,000                   $30

If a Purchase Payment causes your Contract Value to exceed $1,000,000 or your Contract Value already exceeds $1,000,000, you must obtain our approval in order to make the Purchase Payment.

WHAT ARE MY INVESTMENT CHOICES?

There are two main types of Investment Options: Variable Investment Options and Fixed Investment Options.

VARIABLE INVESTMENT OPTIONS. You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of the Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund. Except for certain charges we deduct, your investment experience will be the same as if you had invested in a Fund directly and reinvested all Fund dividends and distributions in additional shares. Your Contract Value during the Accumulation Period and the amounts of annuity benefit payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select and/or upon the interest we credit on each Fixed Investment Option you select.

Allocating assets only to one or a small number of the Variable Investment Options (other than the Lifestyle or Index Allocation Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related businesses, including internet-related businesses, (b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your financial consultant.

FIXED INVESTMENT OPTIONS. Currently, we do not make any Fixed Investment Options available, other than a DCA Fixed Investment Option. If available, Fixed Investment Options will earn interest at the rate we have set for that Fixed Investment Option. The interest rate depends upon the length of the guarantee period of the Fixed Investment Option. Under a Fixed Investment Option, we guarantee the principal value of Purchase Payments and the rate of interest credited to your Investment Account for the term of any guarantee period we may make available.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

ALLOCATION OF PURCHASE PAYMENTS. You designate how your Purchase Payments are to be allocated among the Investment Options. You may change this investment allocation for future Purchase Payments at any time.

TRANSFERS AMONG INVESTMENT OPTIONS. During the Accumulation Period, you may transfer your investment amounts among Investment Options without charge, subject to certain restrictions described below and in the section entitled "Transfers Among Investment Options." During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in the section entitled "Transfers During Pay-out Period." However, during the Pay-out Period, you may not transfer from a Variable Investment Option to a Fixed Investment Option, or from a Fixed Investment Option to a Variable Investment Option.

The Variable Investment Options can be a prime target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Fund to increased Fund transaction costs (affecting the value of the shares) and/or disruption to the corresponding Fund manager's ability to effectively manage such corresponding Fund, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a policy for the Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply the Separate Account's policy and procedures uniformly to all Contract Owners.

CAN I TAKE OUT ANY OF MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If a partial withdrawal plus any applicable withdrawal charge would reduce your Contract Value to less than $300, we will treat your withdrawal request as a request to withdraw all of your Contract Value. We will deduct any partial withdrawal proportionally from each of your Investment Options based on the value in each, unless you direct otherwise. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to income tax and a 10% IRS penalty tax.

WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The following Riders are available under the Contract. The availability of the Riders may vary by state. For additional information on these Riders, please see the section entitled "Optional Benefits."

1)   PRINCIPAL PLUS FOR LIFE

     PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP

You may elect to purchase either of these optional benefit Riders if you are not over age 80. These Riders are available only at Contract issue and cannot be revoked once elected.

We designed the Principal Plus for Life benefit to guarantee the return of your investments in the Contract, regardless of market performance, as long as you limit your withdrawals to a "Guaranteed Withdrawal Amount" each year. The initial Guaranteed Withdrawal Amount equals 5% of a "Guaranteed Withdrawal Balance." The initial Guaranteed Withdrawal Balance equals your initial Purchase Payment for the Contract, up to a $5 million maximum. You can withdraw the Guaranteed Withdrawal Amount each year until the Guaranteed Withdrawal Balance is depleted to zero. In addition, after age 65, we will calculate a "Lifetime Income Amount." If you subsequently limit your annual withdrawals to the Lifetime Income Amount, we will make the Lifetime Income Amount benefit available to you for as long as you live, even after you have recovered your investments in the Contract, and even after your Contract Value reduces to zero.

THE LIFETIME INCOME AMOUNT WILL EQUAL THE GUARANTEED WITHDRAWAL AMOUNT IF YOU DO NOT TAKE ANY WITHDRAWALS UNTIL THE APPLICABLE AGE 65 CONTRACT ANNIVERSARY (I.E., THE CONTRACT ANNIVERSARY ON OR NEXT FOLLOWING YOUR 65TH BIRTHDAY.). IF YOU PURCHASE EITHER OF THESE RIDERS UNDER A CONTRACT WITH TWO OR MORE OWNERS, THE LIFETIME INCOME AMOUNT APPLIES ONLY TO THE LIFE OF THE OLDEST OWNER.

Under the Principal Plus for Life benefits, you choose how much Contract Value to withdraw at any time. If your withdrawals (including any applicable withdrawal charges) exceed the Guaranteed Withdrawal Amount in any year, we may reduce the Guaranteed Withdrawal Amount that we guarantee for future withdrawals. Similarly, we may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments if your withdrawals (including any applicable withdrawal charges) exceed the Lifetime Income Amount in any year after the applicable age 65. We will pay withdrawal benefits automatically in certain circumstances that we describe in the "Optional Benefits - Principal Plus for Life" section of the Prospectus.

YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWALS EXCEED THE GUARANTEED WITHDRAWAL AMOUNT OR LIFETIME INCOME AMOUNT. THE LIFETIME INCOME AMOUNT MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE AGE 65 CONTRACT ANNIVERSARY. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWALS BEFORE THE APPLICABLE AGE 65 CONTRACT ANNIVERSARY DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING GUARANTEED WITHDRAWAL BALANCE TO ZERO.

We reduce the Guaranteed Withdrawal Balance each time you take a withdrawal. On the Contract Anniversary on or after the applicable age 65, or if the covered person is 65 or older at the time of purchase, the Lifetime Income Amount will equal 5% of the Guaranteed Withdrawal Balance at that time. We will increase the Guaranteed Withdrawal Balance by a Bonus if you choose not to make any withdrawals at all during certain Contract Years. Depending on market performance, we may also increase or "Step-Up" the Guaranteed Withdrawal Balance on certain dates. You may also increase the amounts we guarantee by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE INITIAL PURCHASE PAYMENT FOR CONTRACTS ISSUED WITH EITHER OF THE PRINCIPAL PLUS FOR LIFE RIDERS.

IF YOU ELECT TO PURCHASE EITHER OF THE PRINCIPAL PLUS FOR LIFE RIDERS, YOU MAY INVEST YOUR CONTRACT VALUE ONLY IN THE INVESTMENT OPTIONS WE MAKE AVAILABLE FOR THESE BENEFITS. WE ALSO RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any amounts you allocated to a permitted Investment Option will not be affected by the restriction as long as it remains in that Investment Option (We describe the currently available Investment Options for Contracts issued with either of the Principal Plus for Life Riders in the "Optional Benefits" section of this Prospectus.)

The Automatic Annual Step-up version of the Principal Plus for Life Rider enhances the guarantees we provide in the standard Principal Plus for Life Rider for the additional fee described in the Fee Tables. THE AMOUNT THAT MAY BE PROVIDED BY MORE FREQUENT "STEP-UP" DATES UNDER THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER MAY, OVER TIME, BE MORE THAN OFFSET BY THE ADDITIONAL FEE ASSOCIATED WITH THIS RIDER COMPARED TO THE PRINCIPAL PLUS FOR LIFE RIDER. For additional information on these Riders, please see the section entitled "Optional Benefits."

2)   ANNUAL STEP DEATH BENEFIT

Under the Annual Step Death Benefit Rider, we guarantee a minimum death benefit up to the Maturity Date based on the Contract's highest "Anniversary Value" that may be achieved before you (or any joint Owner) reach 81 years old. The Annual Step Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step Death Benefit Rider, however, if you (or any joint Owner) are age 80 or over.

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has an annual Contract fee of $40. Your Contract also has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. We may also use amounts derived from the charges for payment of distribution expenses. These charges do not apply to assets you have in a Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options. We make deductions for any applicable taxes based on the amount of a Purchase Payment. If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options based on your value in each.

If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date, or if you surrender your Contract, in its entirety, for cash prior to the Maturity Date, we may assess a withdrawal charge. The amount of this charge will depend on the number of years that have passed since we received your Purchase Payments, as shown in the Fee Tables.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders and systematic withdrawals);

     -    payment of any death benefit proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     -    the nature of any Qualified Plan for which the contract is being used;
          and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the "Federal Tax Matters" section of this Prospectus. We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

You have the right to cancel your Contract within 10 days after you receive it. You will receive a refund equal to the Contract Value on the date of cancellation and increased by any charges for premium taxes deducted by us to that date. If your Contract is issued as an "IRA," you will receive a refund of any Purchase Payments you made if greater than the Contract Value. The date of cancellation is the date we receive the Contract.

WILL I RECEIVE A CONFIRMATION STATEMENT?

We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

                                   Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Vantage Contract. These fees are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                     CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)
(as percentage of Purchase Payments)
   First Year                                                               8.5%
   Second Year                                                              8.5%
   Third Year                                                                 8%
   Fourth Year                                                                7%
   Fifth Year                                                                 6%
   Sixth Year                                                                 5%
   Seventh Year                                                               4%
   Eighth Year                                                                3%
   Ninth Year                                                                 2%
   Thereafter                                                                 0%

TRANSFER FEE(C)
   Maximum Fee                                                             $ 25
   Current Fee                                                             $  0


(A)  State premium taxes may also apply to your Contract (See "General Matters
     - Premium Taxes").


(B) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

(C) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

ANNUAL CONTRACT FEE(A)                                                   $  40
ANNUAL SEPARATE ACCOUNT EXPENSES(B)
(as a percentage of average Contract Value)
Daily Administration Fee                                                  0.30%
Mortality and Expense Risks Fee                                           1.25%
                                                                          ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                    1.55%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT
Optional Annual Step Death Benefit Fee                                    0.20%
                                                                          ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(C)                                 1.75%

FEES DEDUCTED FROM CONTRACT VALUE
Principal Plus for Life
(as a percentage of Adjusted Guaranteed Withdrawal Benefits)
   Maximum fee(D)                                                         0.75%
   Current fee                                                            0.40%
Principal Plus for Life Plus Automatic Annual Step-up
(as a percentage of Adjusted Guaranteed Withdrawal Benefits)
   Maximum fee(E)                                                         1.20%
   Current fee                                                            0.60%

----------
(A) The $40 annual Contract fee will not be assessed prior to the Maturity Date if at the time of it's assessment the Contract Value is greater than or equal to $99,000.

(B) A daily fee reflected as a percentage of the Variable Investment Options unless otherwise noted.

(C) Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee.

(D) The current charge is 0.40% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

(E) The current charge is 0.60% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES            MINIMUM   MAXIMUM
------------------------------------            -------   -------
Range of expenses that are deducted from Fund
   assets, including management fees,
   Rule 12b-1 fees, and other expenses           0.77%     1.42%

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in the Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT
RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

CONTRACT WITH PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP AND ANNUAL STEP DEATH BENEFIT RIDERS

                                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                      ------   -------   -------   --------
If you  surrender  the  contract  at the end of the
   applicable time period:                            $1,229    $2,109    $2,876    $4,801
If you annuitize,  or do not surrender the contract
   at the end of the applicable time period:          $  449    $1,369    $2,317    $4,801

EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES -CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

CONTRACTS WITH NO OPTIONAL BENEFIT RIDERS

                                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                      ------   -------   -------   --------
If you  surrender  the  contract  at the end of the
   applicable time period:                            $1,025    $1,516    $1,854    $2,676
If you annuitize,  or do not surrender the contract
   at the end of the applicable time period:          $  238    $  733    $1,254    $2,676

LOCATION OF FINANCIAL STATEMENTS. Our financial statements and those of the Separate Account may be found in the Statement of Additional Information.

        General Information about Us, the Separate Account, and the Funds

THE COMPANY

We are an indirect subsidiary of Manulife Financial Corporation.

John Hancock New York, formerly "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.), formerly "The Manufacturers Life Insurance Company (U.S.A.)," ("John Hancock USA") and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. John Hancock New York also has an Annuities Service Center at 601 Congress Street, Boston, Massachusetts.

John Hancock USA is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The companies changed their names to John Hancock Life Insurance Company of New York and John Hancock Life Insurance Company (U.S.A.), respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

We have received the following ratings from independent rating agencies:


AAA                 Extremely strong financial security
Standard & Poor's   characteristics; 1st category of 21

A++                 Superior companies have a very strong ability to meet their
A.M. Best           obligations; 1st category of 16

AA+                 Very strong capacity to meet policyholder and contract
Fitch               obligations; 2nd category of 24


These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of John Hancock New York's ability to honor any guarantees provided by the Contract and any applicable optional Riders, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.

THE SEPARATE ACCOUNT

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase and hold shares of a corresponding Fund through our Separate Account.

We purchase and hold Fund shares in "John Hancock Life Insurance Company New York Separate Account A." We established this Separate Account on March 4, 1992 as a separate account under the laws of New York. We hold a Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund) of the Separate Account. The Separate Account's assets (including the Fund's shares) belong to us.

The income, gains and losses, whether or not realized, from assets of the Separate Account are credited to or charged against the Separate Account without regard to the Company's other income, gains, or losses. Nevertheless, all obligations arising under the Company's Contracts are general corporate obligations of the Company. Assets of the Separate Account may not be charged with liabilities arising out of any of the Company's business.

We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Account with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. If the Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, the Company's Separate Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE FUNDS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in shares of a corresponding Fund of the John Hancock Trust.

THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.

The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.

The table in the Fee Tables section of the Prospectus shows the minimum and maximum range of investment management fees, Rule 12b-1 fees and other operating expenses for Fund shares as a percentage (rounded to two decimal places) of average daily net assets for 2005. Fees and expenses of Funds are not fixed or specified under the terms of the contracts and may vary from year to year. Fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options you select.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

- If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.40% of assets may be made by a Fund's investment adviser or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" Funds of the John Hancock Trust for the marketing support services it provides (see "Distribution of Contracts"). Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Fund Operating Expenses table.


Each of the John Hancock Trust's Index Allocation, Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") is a "fund-of-funds" that invests in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.


Each of the John Hancock Trust's American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International Funds ("JHT American Funds") invests in Series 2 shares of the corresponding investment portfolio of a "master" fund and are subject to an additional 0.25% 12b-1 fee. The JHT American Funds operate as "feeder funds," which means that the Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.

You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including its investment management fees, Rule 12b-1 fess, other operating expenses, investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST
   (We show the Fund's manager (i.e. subadviser) in bold above the name of the
                                      Fund)

CAPITAL GUARDIAN TRUST COMPANY
   Income & Value Trust          Seeks the balanced accomplishment of (a)
                                 conservation of principal and (b) long-term
                                 growth of capital and income by investing the
                                 Fund's assets in both equity and fixed-income
                                 securities. The subadviser has full discretion
                                 to determine the allocation between equity and
                                 fixed income securities.

   U.S. Large Cap Trust          Seeks long-term growth of capital and income by
                                 investing the Fund's assets, under normal
                                 market conditions, primarily in equity and
                                 equity-related securities of companies with
                                 market capitalization greater than $500
                                 million.

CAPITAL RESEARCH AND MANAGEMENT COMPANY (Adviser to the American Fund Insurance
Series)
   American Bond Trust           Invests all of its assets in Class 2 shares of
                                 the Bond Trust, a series of American Fund
                                 Insurance Series (master fund). The Bond Trust
                                 seeks to maximize current income and preserve
                                 capital by normally investing 80% of its assets
                                 in bonds, (at least 65% in investment grade
                                 debt securities and up to 35% in so-called
                                 "junk bonds"), the issuers of which may be
                                 domiciled outside the United States.

   American Growth Trust         Invests all of its assets in Class 2 shares of
                                 the Growth Fund, a series of American Fund
                                 Insurance Series. The Growth Fund invests
                                 primarily in common stocks of companies that
                                 appear to offer superior opportunities for
                                 growth of capital.

   American Growth-Income        Invests all of its assets in Class 2 shares of
      Trust                      the Growth-Income Fund, a series of American
                                 Fund Insurance Series. The Growth-Income Fund
                                 invests primarily in common stocks or other
                                 securities which demonstrate the potential for
                                 appreciation and/or dividends.

   American International        Invests all of its assets in Class 2 shares of
      Trust                      the International Fund, a series of American
                                 Fund Insurance Series. The International Fund
                                 invests primarily in common stocks of companies
                                 located outside the United States.

DAVIS SELECTED ADVISERS, L.P.
   Financial Services Trust      Seeks growth of capital by investing primarily
                                 in common stocks of financial companies. During
                                 normal market conditions, at least 80% of the
                                 Fund's net assets (plus any borrowings for
                                 investment purposes) are invested in companies
                                 that are principally engaged in financial
                                 services. A company is "principally engaged" in
                                 financial services if it owns financial
                                 services-related assets constituting at least
                                 50% of the value of its total assets, or if at
                                 least 50% of its revenues are derived from its
                                 provision of financial services.

   Fundamental Value Trust       Seeks growth of capital by investing, under
                                 normal market conditions, primarily in common
                                 stocks of U.S. companies with market
                                 capitalizations of at least $5 billion that the
                                 subadviser believes are undervalued. The Fund
                                 may also invest in U.S. companies with smaller
                                 capitalizations.

DEUTSCHE ASSET MANAGEMENT, INC.
   Real Estate Securities        Seeks to achieve a combination of long-term
      Trust                      capital appreciation and current income by
                                 investing, under normal market conditions, at
                                 least 80% of its net assets (plus any
                                 borrowings for investment purposes) in equity
                                 securities of real estate investment trusts
                                 ("REITS") and real estate companies.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust      Seeks long-term growth of capital by investing
      (formerly International    in stocks and other securities with equity
         Stock Trust)            characteristics of companies located in the
                                 developed countries that make up the MSCI EAFE
                                 Index.(1)

JENNISON ASSOCIATES LLC
   Capital Appreciation Trust    Seeks long-term capital growth by investing at
                                 least 65% of its total assets in equity-related
                                 securities of companies that exceed $1 billion
                                 in market capitalization and that the
                                 subadviser believes have above-average growth
                                 prospects. These companies are generally
                                 medium-to-large capitalization companies.

LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust             Seeks long-term capital growth by investing,
                                 under normal market conditions, primarily in
                                 equity securities that, in the subadviser's
                                 opinion, offer the potential for capital
                                 growth. The subadviser seeks to purchase
                                 securities at large discounts to the
                                 subadviser's assessment of their intrinsic
                                 value.

MARSICO CAPITAL MANAGEMENT, LLC
   International Opportunities   Seeks long-term growth of capital by investing,
      Trust                      under normal market conditions, at least 65% of
                                 its assets in common stocks of foreign
                                 companies that are selected for their long-term
                                 growth potential. The Fund may invest in
                                 companies of any size throughout the world. The
                                 Fund normally invests in issuers from at least
                                 three different countries not including the
                                 U.S. The Fund may invest in common stocks of
                                 companies operating in emerging markets.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   Index Allocation Trust        Seeks long-term growth of capital with current
                                 income also a consideration by investing in a
                                 number of other index Funds of John Hancock
                                 Trust.

   Lifestyle Aggressive (2)      Seeks to provide long-term growth of capital
                                 (current income is not a consideration) by
                                 investing 100% of the Lifestyle Trust's assets
                                 in other Funds of the Trust ("Underlying
                                 Funds") which invest primarily in equity
                                 securities.

   Lifestyle Balanced (2)        Seeks to provide a balance between a high level
                                 of current income and growth of capital with a
                                 greater emphasis given to capital growth by
                                 investing approximately 40% of the Lifestyle
                                 Trust's assets in Underlying Funds which invest
                                 primarily in fixed income securities and
                                 approximately 60% of its assets in Underlying
                                 Funds which invest primarily in equity
                                 securities.

   Lifestyle Conservative (2)    Seeks to provide a high level of current income
                                 with some consideration also given to growth of
                                 capital by investing approximately 80% of the
                                 Lifestyle Trust's assets in Underlying Funds
                                 which invest primarily in fixed income
                                 securities and approximately 20% of its assets
                                 in Underlying Funds which invest primarily in
                                 equity securities.

   Lifestyle Growth (2)          Seeks to provide long-term growth of capital
                                 with consideration also given to current income
                                 by investing approximately 20% of the Lifestyle
                                 Trust's assets in Underlying Funds which invest
                                 primarily in fixed income securities and
                                 approximately 80% of its assets in Underlying
                                 Funds which invest primarily in equity
                                 securities.

   Lifestyle Moderate (2)        Seeks to provide a balance between a high level
                                 of current income and growth of capital with a
                                 greater emphasis given to current income by
                                 investing approximately 60% of the Lifestyle
                                 Trust's assets in Underlying Funds which invest
                                 primarily in fixed income securities and
                                 approximately 40% of its assets in Underlying
                                 Funds which invest primarily in equity
                                 securities.

   Mid Cap Index Trust           Seeks to approximate the aggregate total return
                                 of a mid cap U.S. domestic equity market index
                                 by attempting to track the performance of the
                                 S&P Mid Cap 400 Index(3).

   Money Market Trust            Seeks maximum current income consistent with
                                 preservation of principal and liquidity by
                                 investing in high quality money market
                                 instruments with maturities of 397 days or less
                                 issued primarily by U. S. entities.

   Pacific Rim Trust             Seeks long-term growth of capital by investing
                                 in a diversified portfolio that is comprised
                                 primarily of common stocks and equity-related
                                 securities of corporations domiciled in
                                 countries in the Pacific Rim region.

MUNDER CAPITAL MANAGEMENT
   Small Cap Opportunities       Seeks long-term capital appreciation by
      Trust                      investing, under normal circumstances, at least
                                 80% of its assets in equity securities of
                                 companies with market capitalizations within
                                 the range of the companies in the Russell 2000
                                 Index(4).

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust             Seeks to realize maximum total return,
                                 consistent with preservation of capital and
                                 prudent investment management by investing the
                                 Fund's assets primarily in fixed income
                                 securities denominated in major foreign
                                 currencies, baskets of foreign currencies (such
                                 as the ECU), and the U.S. dollar.

   Total Return Trust            Seeks to realize maximum total return,
                                 consistent with preservation of capital and
                                 prudent investment management by investing,
                                 under normal market conditions, at least 65% of
                                 the Fund's assets in a diversified portfolio of
                                 fixed income securities of varying maturities.
                                 The average portfolio duration will normally
                                 vary within a three- to six-year time frame
                                 based on the subadviser's forecast for interest
                                 rates.

PZENA INVESTMENT MANAGEMENT, LLC
   Classic Value Trust           Seeks long-term growth of capital by investing,
                                 under normal market conditions, at least 80% of
                                 its net assets in domestic equity securities.

RCM CAPITAL MANAGEMENT LLC
T. ROWE PRICE ASSOCIATES, INC.
   Science & Technology          Seeks long-term growth of capital by investing,
      Trust (5)                  under normal market conditions, at least 80% of
                                 its net assets (plus any borrowings for
                                 investment purposes) in common stocks of
                                 companies expected to benefit from the
                                 development, advancement, and use of science
                                 and technology. Current income is incidental to
                                 the Fund's objective.

T. ROWE PRICE ASSOCIATES, INC.
   Blue Chip Growth Trust        Seeks to achieve long-term growth of capital
                                 (current income is a secondary objective) by
                                 investing, under normal market conditions, at
                                 least 80% of the Fund's total assets in the
                                 common stocks of large and medium-sized blue
                                 chip growth companies. Many of the stocks in
                                 the portfolio are expected to pay dividends.

   Equity-Income Trust           Seeks to provide substantial dividend income
                                 and also long-term capital appreciation by
                                 investing primarily in dividend-paying common
                                 stocks, particularly of established companies
                                 with favorable prospects for both increasing
                                 dividends and capital appreciation.

   Health Sciences Trust         Seeks long-term capital appreciation by
                                 investing, under normal market conditions, at
                                 least 80% of its net assets (plus any
                                 borrowings for investment purposes) in common
                                 stocks of companies engaged in the research,
                                 development, production, or distribution of
                                 products or services related to health care,
                                 medicine, or the life sciences (collectively
                                 termed "health sciences").

   Small Company Value           Seeks long-term growth of capital by investing,
      Trust                      under normal market conditions, primarily in
                                 small companies whose common stocks are
                                 believed to be undervalued. Under normal market
                                 conditions, the Fund will invest at least 80%
                                 of its net assets (plus any borrowings for
                                 investment purposes) in companies with a market
                                 capitalization that do not exceed the maximum
                                 market capitalization of any security in the
                                 Russell 2000 Index(4) at the time of purchase.

TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap       Seeks capital appreciation by investing
      Trust                      primarily in the common stock of companies
                                 located outside the U.S. which have total stock
                                 market capitalization or annual revenues of
                                 $1.5 billion or less ("small company
                                 securities").

   International Value Trust     Seeks long-term growth of capital by investing,
                                 under normal market conditions, primarily in
                                 equity securities of companies located outside
                                 the U.S., including emerging markets.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.
   Global Allocation Trust       Seeks total return, consisting of long-term
                                 capital appreciation and current income, by
                                 investing in equity and fixed income securities
                                 of issuers located within and outside the U.S.

VAN KAMPEN
   Value Trust                   Seeks to realize an above-average total return
                                 over a market cycle of three to five years,
                                 consistent with reasonable risk, by investing
                                 primarily in equity securities of companies
                                 with capitalizations similar to the market
                                 capitalization of companies in the Russell
                                 Midcap Value Index(4).

WELLINGTON MANAGEMENT COMPANY, LLP
   Investment Quality Bond       Seeks a high level of current income consistent
      Trust                      with the maintenance of principal and
                                 liquidity, by investing in a diversified
                                 portfolio of investment grade bonds and tends
                                 to focus its investment on corporate bonds and
                                 U.S. Government bonds with intermediate to
                                 longer term maturities. The Fund may also
                                 invest up to 20% of its assets in
                                 non-investment grade fixed income securities.

   Mid Cap Stock Trust           Seeks long-term growth of capital by investing
                                 primarily in equity securities of mid-size
                                 companies with significant capital appreciation
                                 potential.

   Natural Resources Trust       Seeks long-term total return by investing,
                                 under normal market conditions, primarily in
                                 equity and equity-related securities of natural
                                 resource-related companies worldwide.

   Small Cap Growth Trust        Seeks long-term capital appreciation by
                                 investing, under normal market conditions,
                                 primarily in small-cap companies that are
                                 believed to offer above average potential for
                                 growth in revenues and earnings.

   Small Cap Value Trust         Seeks long-term capital appreciation by
                                 investing, under normal market conditions, at
                                 least 80% of its assets in small-cap companies
                                 that are believed to be undervalued by various
                                 measures and offer good prospects for capital
                                 appreciation. For purposes of this portfolio,
                                 "small cap companies" are those with market
                                 capitalizations that are within the range of
                                 capitalizations of companies represented in
                                 either the S&P 600 Index(3) or the Russell 2000
                                 Index(4).

WESTERN ASSET MANAGEMENT COMPANY
   High Yield Trust              Seeks to realize an above-average total return
                                 over a market cycle of three to five years,
                                 consistent with reasonable risk, by investing
                                 primarily in high yield debt securities,
                                 including corporate bonds and other
                                 fixed-income securities.

   U.S. Government Securities
      Trust Seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

   Strategic Bond Trust          Seeks a high level of total return consistent
                                 with preservation of capital by giving its
                                 subadviser broad discretion to deploy the
                                 Fund's assets among certain segments of the
                                 fixed income market as the subadviser believes
                                 will best contribute to achievement of the
                                 Fund's investment objective.



(1) MSCI EAFE Index(SM) is a service mark of Morgan Stanley Capital International Inc. and its affiliates ("MSCI"). None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by MSCI, nor does MSCI make any representation regarding the advisability of investing in the Trust. Effective December 30, 2005, the MSCI EAFE Index(SM) tracks companies having market capitalization between $236 million to $222.4 billion.



(2) Deutsche Asset Management Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited for the Lifestyle Funds.



(3) "Standard & Poor's(R)", S&P MidCap 400(R), and "Standard & Poor's Small Cap 600(R)" are trademarks of The McGraw-Hill Companies, Inc. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust. Effective December 31, 2005, the S&P Small Cap 600(R) tracks companies having market capitalization between $54 million to $4.2 billion. Effective December 31, 2006, the S&P Mid Cap 400(R) tracks companies having market capitalization between $500 million to $10.62 billion.



(4) Russell 2000(R) and Russell Midcap(R) are trademarks of Frank Russell Company. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by Frank Russell Company, nor does Frank Russell Company make any representation regarding the advisability of investing in the Trust. Effective December 31, 2005, the Russell 2000(R) Index tracks companies having market capitalization between $105 million to $4.4 billion, and the Russell Midcap(R) Value Index and the Russell Midcap(R) Index each track companies having market capitalization between $582 million to $18.22 billion.



(5) The Science & Technology Trust is subadvised by T. Rowe Price Associates, Inc. and RCM Capital Management LLC.


VOTING INTEREST

You instruct us how to vote Fund shares.

We will vote Fund shares held in a Separate Account at any Fund shareholder meeting in accordance with voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for proxy materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Fund shares that we hold (including our own shares and those we hold in the Separate Account for Contract Owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Fund for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Fund for which voting instructions may be given by dividing the reserve for the Contract allocated to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund. Generally, the number of votes tends to decrease as annuity benefit payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity benefit payments. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                           Description of the Contract

ELIGIBLE PLANS

The Contract may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "Qualified Retirement Plans"). We also designed the Contract so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law.

ACCUMULATION PERIOD PROVISIONS

We may impose restrictions on your ability to make initial and subsequent Purchase Payments.

Purchase Payments

You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $10,000. Subsequent Purchase Payments must be at least $30. All Purchase Payments must be in U.S. dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your Contract Value to exceed $1,000,000 or your Contract Value already exceeds $1,000,000, you must obtain our approval in order to make the payment.

We may cancel a Contract at the end of any THREE consecutive Contract Years in which no Purchase Payments have been made, if both:

     - the total Purchase Payments made over the life of the Contract, less any withdrawals, are less than $2,000; and

     - the Contract Value at the end of such two year period is less than $2,000.


As a matter of administrative practice, the Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary to comply with the requirements of insurance laws and regulations. If we cancel your Contract, we will pay you the Contract Value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "Federal Tax Matters").


You designate how your Purchase Payments are to be allocated among the Investment Options. You may change the allocation of subsequent Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described herein).

We add 3% or more to each Purchase Payment you make.

Payment Enhancements

When you make a Purchase Payment, we will add a Payment Enhancement to your Contract. The Payment Enhancement is funded from our General Account and is allocated among Investment Options in the same proportion as your Purchase Payment.

We are currently offering a promotional Payment Enhancement for initial and subsequent Purchase Payments as outlined below. The promotional Payment Enhancements may be terminated by us at any time. Initial and subsequent payments that do not receive a promotional Payment Enhancement will receive the guaranteed Payment Enhancement described in the column labeled "Guaranteed Rate" in the table below.

The Payment Enhancement is a percentage of your Purchase Payment that varies (based on the cumulative amount of your Purchase Payments to the date of payment) as follows:

                              PAYMENT ENHANCEMENTS


CUMULATIVE PURCHASE PAYMENTS   GUARANTEED RATE   PROMOTIONAL RATE
----------------------------   ---------------   ----------------
Under $500,000                       3.0%              5.0%
$500,000 - $2.5 million              4.0%              5.0%
Over $2.5 million                    5.0%              5.0%


An example of the calculation of the Payment Enhancement is set forth in Appendix D. Payment Enhancements are not considered to be "investment in the Contract" for income tax purposes (see "Federal Tax Matters").

THE COMPANY EXPECTS TO MAKE A PROFIT FROM THE CONTRACTS. The charges used to recoup the expense of paying the Payment Enhancement include the withdrawal charge and the asset based charges.


MATTERS TO CONSIDER ABOUT THE PAYMENT ENHANCEMENT. Expenses (including withdrawal charges) for a Contract that has a Payment Enhancement may be higher (or for a longer time period) than the expenses for a Contract that does not have a Payment Enhancement. You should be aware that the amount of the Payment Enhancement may, over time, be more than offset by the additional fees and charges associated with the Payment Enhancement. Before you decide to purchase the Contract you should consult with your financial adviser and review:


     -    The length of time that you plan to own your contract,

     -    The frequency, amount and timing of any partial surrenders,

     -    The amount and frequency of your Purchase Payments.


Other variable annuities issued by the Company, and by other life insurance companies have no "Payment Enhancement." Variable annuity contracts with no Payment Enhancements may have lower fees and charges than the charges for this Contract.


In addition, if you exercise your right to return the Contract within 10 days of receiving it, we will recover the original amount of the Payment Enhancement credited. Therefore, you bear the risk that if the market value of the Payment Enhancement has declined, we will still recover the full amount of the Payment Enhancement.

If you are considering purchasing a Contract in connection with certain Qualified Plans, then special considerations regarding the Payment Enhancement may apply. Corporate and self-employed pension and profit sharing plans, as well as tax-sheltered annuity plans, are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights, or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a qualified plan, you should consider the effect of the Payment Enhancement on the plan's compliance with the applicable nondiscrimination requirements. Violation of these nondiscrimination rules can cause loss of the plan's tax favored status under the Internal Revenue Code, as amended. Employers intending to use the Contract in connection with such plans should seek competent advice (see Appendix C: "Qualified Plan Types").

Accumulation Units

During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

We will usually credit initial Purchase Payments received by mail on the Business Day on which they are received at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit subsequent Purchase Payments on the Business Day they are received at our Annuities Service Center.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay proceeds, or apply amounts to an Annuity Option.

We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.

Value of Accumulation Units


The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.


We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day, or

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Sub-Account from one Business Day to the next (the "valuation period"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Sub-Account for any valuation period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

     - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus

     - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period.

Where (b) is the net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for Separate Account annual expenses.

Transfers Among Investment Options

During the Accumulation Period, you may transfer amounts among the Variable Investment Options and from those Investment Options to the Fixed Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the internet (see "Telephone And Electronic Transactions"). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we will transfer the entire amount instead of the requested amount.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of Variable Investment Options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a Variable Investment Option since such activity may expose a variable Investment option's underlying fund to increased fund transaction costs and/or disrupt the fund manager's ability to effectively manage a fund in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.

To discourage disruptive frequent trading activity, we have adopted a policy for the Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Fund are determined ending at the close of day-time trading of the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) transfers from a Fixed Investment Option at the end of its guarantee period, (c) transfers made within a prescribed period before and after a substitution of underlying Funds and (d) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described in the "Transfers During Pay-out Period" section of this Prospectus). Under the Separate Account's policy and procedures, Contract Owners may transfer to a Money Market investment option even if a Contract Owner reaches the two transfer per month limit if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30-calendar day period after such transfer, a Contract Owner may not make any subsequent transfers from that Money Market investment option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into and out of certain Sub-Account(s).

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Investment Options

We currently do not limit the number of Investment Options to which you may allocate Purchase Payments.

We permit you to make certain types of transactions by telephone or electronically through the internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    Any loss or theft of your password; or

     -    Any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of day-time trading of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time on any Business Day, will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum withdrawal amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

We make available Dollar Cost Averaging and Asset Rebalancing programs.

Special Transfer Services-Dollar Cost Averaging

We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any Variable Investment Option, or from a Fixed Investment Option we permit for this purpose to other Variable Investment Options until the amount in the Investment Option from which the transfer is made is exhausted. You may establish a DCA Fixed Investment Option under the DCA program to make automatic transfers. You may allocate only Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.

From time to time, we may offer special DCA programs where the rate of interest credited to a Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General Account from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Sub-Account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract Owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the DCA program.

Special Transfer Services-Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the percentage levels you would like to maintain in particular Funds. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Funds. (Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day),

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days), or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

You may withdraw all or a portion of your Contract Value, but may incur withdrawal charges or tax liability as a result.

Withdrawals

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any Unpaid Loans and any applicable withdrawal charge. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each Investment Account equal in value to the amount withdrawn from that Investment Account plus any applicable withdrawal charge deducted from that Investment Account.

When making a partial withdrawal, you should specify the Investment Options from which the withdrawal is to be made. The amount requested from an Investment Option may not exceed the value of that Investment Option minus any applicable withdrawal charge. If you do not specify the Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal from the Variable Investment Options until exhausted. We will then take from the Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the partial withdrawal is less than the total value in the Variable Investment Options, we will take the withdrawal proportionately from all of your Variable Investment Options. For rules governing the order and manner of withdrawals from the Fixed Investment Option, see "Fixed Investment Options."

There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the Investment Option. If a partial withdrawal plus any applicable withdrawal charge would reduce the Contract Value to less than $300, we will treat the partial withdrawal as a total withdrawal of the Contract Value.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists, as determined by the SEC, as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "Federal Tax Matters"). Withdrawals are permitted from Contracts issued in connection with Section 403(b) Qualified Plans only under limited circumstances (see Appendix C: "Qualified Plan Types").

You may make Systematic "Income Plan" withdrawals.

Special Withdrawal Services-The Income Plan

We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. We limit the total of IP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made (to ensure that no withdrawal charge will ever apply to an IP withdrawal). If additional withdrawals, outside the IP program, are taken from a Contract in the same Contract Year in which an IP program is in effect, IP withdrawals after the free withdrawal amount has been exceeded are subject to a withdrawal charge. The IP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in an IP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the IP program.

If you die during the Accumulation Period, your Beneficiary will receive a death benefit that might exceed your Contract Value.

Death Benefit During Accumulation Period

The Contracts described in this Prospectus provide for the distribution of a death benefit before a Contract's Maturity Date.

AMOUNT OF DEATH BENEFIT. If any Owner dies, the death benefit will be the greater of:

     -    the Contract Value, or

     -    the Minimum Death Benefit.

The Minimum Death Benefit will be determined as follows:

     (a) During the first nine Contract Years, the Minimum Death Benefit will be the sum of all Purchase Payments made, less any amount deducted in connection with partial withdrawals.

     (b) After the ninth Contract Year, the Minimum Death Benefit will be the greater of (i) or (ii) where:

          (i) is the sum of all Purchase Payments made, less any amount deducted in connection with partial withdrawals, and

          (ii) is the Contract Value on the last day of the ninth Contract Year, plus the sum of all Purchase Payments made, less any amount deducted in connection with partial withdrawals, since then.

For purposes of calculating the Minimum Death Benefit under (a) or (b) above, the amount deducted in connection with partial withdrawals will be equal to (i) times (ii) where (i) is equal to the Minimum Death Benefit prior to withdrawal, and (ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; and all required claim forms; or

     -    any other proof satisfactory to us.

If there are any Unpaid Loans, the death benefit equals the death benefit, as described above, minus the amount of Unpaid Loans (including unpaid interest).

DISTRIBUTION OF DEATH BENEFIT. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., "Non-Qualified Contracts." Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "Federal Tax Matters" and Appendix C: "Qualified Plan Types").

In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit.

We will pay the death benefit to the Beneficiary if any contract Owner dies before the Maturity Date. If there is a surviving Owner, that contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.

The death benefit may be taken in the form of a lump sum. If so, we will pay death benefits under our current administrative procedures within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals").

If the death benefit payable upon the death of an Owner is not taken immediately, the Contract will continue, subject to the following:

     -    The Beneficiary will become the Owner.

     - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

     -    No additional Purchase Payments may be made.

     -    We will waive withdrawal charges for all future distributions.

     - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.

     - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options"). If distribution is not made as an annuity, upon the death of the Beneficiary, the death benefit will equal the Contract Value and must be distributed immediately in a single sum.

     - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

A substitution or addition of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the Maturity Date, the Contract Value on the date of the change will be treated as a Purchase Payment made on that date. This treatment of Contract Value as a Purchase Payment is not included in cumulative Purchase Payments and is not eligible for a Payment Enhancement. In addition, all Purchase Payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the Owner's spouse.

Please see "Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step Death Benefit.

PAY-OUT PERIOD PROVISIONS

You have a choice of several different ways of receiving annuity benefit payments from us.

General

Generally, we will begin paying annuity benefits to the Annuitant under the Contract on the Contract's Maturity Date (the first day of the Pay-out Period). The Maturity Date is the date specified on your Contract's specifications page, unless you change that date. If no date is specified, the Maturity Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. The new Maturity Date may not be later than the previously specified Maturity Date unless we consent. Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "Federal Tax Matters"). Distributions may be required from Qualified Contracts before the Maturity Date.

You may select the frequency of annuity benefit payments. However, if the Contract Value at the Maturity Date is such that a monthly payment would be less than $20, we may pay the Contract Value, minus any Unpaid Loans, in one lump sum to the Annuitant on the Maturity Date.

Annuity Options

Annuity benefit payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an Annuity Option is not selected, we will provide as a default, an Annuity Option in the form of a life annuity with payments guaranteed for 10 years as described below. We will provide either variable or fixed, or a combination variable and fixed annuity payments in proportion to the Investment Account Value of each Investment Option at the Maturity Date. Annuity benefit payments will be determined based on the Investment Account Value of each investment option at the Maturity Date.

Treasury Department regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts, including Contracts used in connection with IRAs.

The following Annuity Options are guaranteed in the Contract. Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

     OPTION 1(A): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

     OPTION 1(B): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because payments are guaranteed for 10 years, annuity benefit payments will be made to the end of such period if the Annuitant dies prior to the end of the tenth year.

     OPTION 2(A): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because there is no guarantee that any minimum number of payments will be made, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

     OPTION 2(B): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because payments are guaranteed for 10 years, annuity benefit payments will be made to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

In addition to the foregoing Annuity Options, which we are contractually obligated to offer at all times, we currently offer the following Annuity Options. We may cease offering the following Annuity Options at any time and may offer other Annuity Options in the future.

     OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because payments are guaranteed for the specific number of years, annuity benefit payments will be made to the end of the last year of the 5, 15 or 20 year period.

     OPTION 4: -JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor.

     Because there is no guarantee that any minimum number of payments will be made, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

     OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 10, 15 OR 20 YEARS - An annuity with payments for a 10, 15 or 20 year period and no payments thereafter.

FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity benefit payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender.

If you elect to take the entire Commuted Value of the remaining annuity benefit payments due in the Period Certain, no future annuity benefit payments will be made.

PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. Partial Surrenders are permitted after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 years. You make take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. We will deduct any applicable Withdrawal Charges. The Commuted Value is determined on the day we receive your written request for Surrender.

If you elect to take only the Commuted Value of some of the remaining annuity benefit payments due in the Period Certain, we will reduce the remaining annuity benefit payments during the remaining Period Certain.

FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "Death Benefit During Accumulation Period" above), on death, withdrawal or the Maturity Date of the Contract, the proceeds may be applied to a Fixed Annuity Option (see "Annuity Options" above).

The amount of each Fixed Annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering. We guarantee the dollar amount of Fixed Annuity benefit payments.

Determination of Amount of the First Variable Annuity Benefit Payment

We determine the first Variable Annuity benefit payment by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase a variable annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Maturity Date. We will reduce Contract Value used to determine annuity benefit payments by any applicable premium taxes.

The rates contained in the annuity tables vary with the Annuitant's sex and age and the Annuity Option selected. However, we may not use sex-distinct tables for Contracts issued in connection with certain employer-sponsored retirement plans. Under such tables, the longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity benefit payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Benefit Payments

We will base Variable Annuity benefit payments after the first one on the investment performance of the Sub-Accounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity benefit payment from each Sub-Account by the Annuity Unit value of that Sub-Account (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Sub-Account is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity benefit payment is due, and the resulting amounts for each Sub-Account are then totaled to arrive at the amount of the annuity benefit payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity benefit payment.

The value of an Annuity Unit for each Sub-Account for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Sub-Account (see "Net Investment Factor") for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate. Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity benefit payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity benefit payments will not decrease is 4.62%.

Transfers During Pay-out Period

Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Once Variable Annuity benefit payments have begun, you may transfer all or part of the investment upon which those payments are based from one Sub-Account to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity benefit payment to which your transfer will apply. We will make transfers after the Maturity Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity benefit payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity benefit payments will reflect changes in the value of the Annuity Units for the new Sub-Account selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make per Contract Year to four. Once annuity benefit payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected, and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

You have a right to cancel your Contract.

Right to Review

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value (minus any Unpaid Loans) computed at the end of the Business Day on which we receive your returned Contract. We will recover the original amount of the Payment Enhancement credited; earnings attributable to the Payment Enhancement will not be deducted from the amount paid.

No withdrawal charge is imposed upon return of a Contract within the ten day right to review period. When the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable.

If you purchased the contract in connection with a replacement of an existing annuity contract (as described below), you may also cancel the contract by returning it to our Annuity Service Office or your registered representative at any time within 60 days after receiving the contract. Within 10 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans) computed at the end of the business day on which we receive your returned contract. In the case of a replacement of a contract issued by a New York insurance company, you may have the right to reinstate the prior contract. You should consult with your registered representative or attorney regarding this matter prior to purchasing the new contract.

Replacement of an existing annuity contract generally is defined as the purchase of a new annuity contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing annuity contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new annuity contract is a replacement of an existing annuity or life insurance contract.

You own the Contract.

Ownership

Prior to the Maturity Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Maturity Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner.

In the case of Non-Qualified Contracts, you may change ownership of the Contract or you may collaterally assign the Contract at any time prior to the Maturity Date, subject to the rights of any irrevocable Beneficiary. Changing the ownership of a Contract may be treated as a (potentially taxable) distribution from the Contract for Federal tax purposes. A collateral assignment is treated as a distribution from the Contract and will be tax reported as such. An addition or substitution of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change and treating that value as a Purchase Payment made on that date for purposes of computing the amount of the death benefit.

You must make any change of ownership or assignment in writing and we must receive such written change at the Annuities Service Center. We must approve any change. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, you may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Qualified Contract to any person other than us.

The Annuitant is either you or someone you designate.

Annuitant

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity benefit payments involving life contingencies. The Annuitant is entitled to receive all annuity benefit payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us. We must approve any change.

On the death of the Annuitant prior to the Maturity Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Maturity Date.

If any Annuitant is changed and any Contract Owner is not a natural person, we must distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by charges that would otherwise apply upon withdrawal.

The Beneficiary is the person you designate to receive the death benefit if you die.

Beneficiary

The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing. We must approve any change. If approved, we will effect such change as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations may limit designations of Beneficiaries.

Modification

We may not modify your Contract without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age and sex. If we have made incorrect annuity benefit payments, we will pay the amount of any underpayment immediately and we will deduct the amount of any overpayment from future annuity benefit payments.

FIXED INVESTMENT OPTIONS

Interests in a Fixed Investment Option are not registered under the Securities Act of 1933, as amended (the "1933 Act"), and our General Account is not registered as an investment company under the 1940 Act. Neither interests in a Fixed Investment Option nor our General Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Nonetheless, Federal securities laws may require disclosures relating to interests in a Fixed Investment Option and the General Account to be accurate.

Interest Rates and Availability

Currently, we do not make available any Fixed Investment Options, other than a DCA Fixed Investment Option under the DCA program (see "Special Transfer Services-Dollar Cost Averaging" for details). However, we may make available Fixed Investment Options under the Contract in the future. If we do, a Fixed Investment Option provides for the accumulation of interest on Purchase

Payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on amounts allocated or transferred to a Fixed Investment Option from time-to-time. In no event will the guaranteed rate of interest be less than guaranteed minimum interest rate stated in your Contract. Once an interest rate is guaranteed for a Fixed Investment Option, it is guaranteed for the duration of the guarantee period, and we may not change it.

Transfers

During the Accumulation Period, you normally may transfer amounts from a Fixed Investment Option to the Variable Investment Options only at the end of a guaranteed period. You may, however, transfer amounts from Fixed to Variable Investment Options prior to the end of the guarantee period pursuant to the DCA program. Where there are multiple Investment Accounts within a Fixed Investment Option, amounts must be transferred from that Fixed Investment Option on a first-in-first-out basis.

You may also make transfers from Variable Investment Options to a Fixed Investment Option, if available, at any time prior to the Maturity Date, as permitted by applicable law. We establish a separate Investment Account each time you allocate or transfer amounts to a Fixed Investment Option, except that for amounts allocated or transferred the same day, we will establish as single Investment Account. You may not allocate amounts to a Fixed Investment Option that would extend the guarantee period beyond the Maturity Date.

Subject to certain regulatory limitations, we may determine to restrict payments and transfers to Fixed Investment Options at any time the declared interest rate in effect equals the minimum interest rate specified in your Contract.

Renewals.

At the end of a guarantee period, you may establish a new Investment Account with the same guarantee period at the then current interest rate, if available, or transfer the amounts to a Variable Investment Option, all without the imposition of any charge. In the case of renewals in the last year of the Accumulation Period, the only Fixed Investment Option available is to have interest accrued for the remainder of the Accumulation Period at the then current interest rate for one-year guarantee period.

Withdrawals

You may make total and partial withdrawals of amounts held in a Fixed Investment Option at any time during the Accumulation Period. Withdrawals from a Fixed Investment Option will be made in the same manner and be subject to the same limitations as set forth under "Withdrawals."

We reserve the right to defer payment of amounts withdrawn from a Fixed Investment Option for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law).

If you do not specify the Investment Options from which a partial withdrawal is to be taken, the partial withdrawal will be taken from the Variable Investment Options until exhausted and then from the Fixed Investment Options. Such withdrawals will be made from the Investment Options beginning with the shortest guarantee period. Within such a sequence, where there are multiple Investment Accounts within a Fixed Investment Option, withdrawals will be made on a first-in-first-out basis. For this purpose, the DCA Fixed Investment Option is considered to have a shorter guarantee period than the one-year Fixed Investment Option.

Withdrawals from the Contract may be subject to income tax and a 10% penalty tax. See "Federal Tax Matters" below. Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. See Appendix C "Qualified Plan Types."

Loans

We offer a loan privilege only to owners of Contracts issued in connection with
Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a Contract, you may borrow from us, using your Contract as the only security for the loan, in the same manner and subject to the same limitations as set forth under "Loans" (See "Federal Tax Matters"). THE LOAN PRIVILEGE WILL NOT BE AVAILABLE TO SUCH CONTRACTS IF YOU ELECT ANY PRINCIPAL PLUS FOR LIFE OPTIONAL BENEFIT RIDER.

Charges

No asset based charges are deducted from Fixed Investment Options.

                                Optional Benefits

You may elect to purchase either the Principal Plus for Life Rider or the Principal Plus for Life Plus Automatic Annual Step-up Rider if you are not over age 80. YOU MAY NOT ELECT BOTH THE PRINCIPAL PLUS FOR LIFE RIDER AND THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER.

PRINCIPAL PLUS FOR LIFE

Definitions

     We use the following definitions to describe how the Principal Plus for Life optional benefit Rider works: Guaranteed Withdrawal Balance means:

     - The total amount we guarantee to be available for future periodic withdrawals during the Accumulation Period;

     - The initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment, up to the maximum Guaranteed Withdrawal Balance;

     -    The maximum Guaranteed Withdrawal Balance at any time is $5,000,000.

Guaranteed Withdrawal Amount means:

     - The amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period until the Guaranteed Withdrawal Balance is depleted;

     - The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance;

     -    The maximum Guaranteed Withdrawal Amount at any time is $250,000.

Covered Person means:

     - The person whose life we use to determine the duration of the Lifetime Income Amount payments;

     - The oldest Owner at issue of the Rider or the oldest Annuitant in the case of a non-natural Owner.

Lifetime Income Amount means:

     - The amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period after the Age 65 Contract Anniversary and while the Covered Person remains alive as an Owner or Annuitant of the contract;

     - We determine the initial Lifetime Income Amount on the Age 65 Contract Anniversary (or the date you purchase the benefit, if later.)

     - The initial Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance at the time we make our determination.

Age 65 Contract Anniversary means the Contract Anniversary on, or next following, the date the Covered Person attains age 65.

Reset means a reduction of guaranteed amounts resulting from our recalculation of the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or the "Lifetime Income Amount." We may Reset guaranteed amounts if your annual withdrawals of Contract Value exceed the Guaranteed Withdrawal Amount or "Lifetime Income Amount."

Step-up means an increase of guaranteed amounts resulting from our recalculation of the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or "Lifetime Income Amount" on certain anniversary dates to reflect market performance that exceeds previously calculated benefits.

For purposes of the following description of Principal Plus for Life, "withdrawal" refers to the amount withdrawn, including any applicable withdrawal charges.

Overview

The optional Principal Plus for Life Rider provides a guaranteed minimum withdrawal benefit during the Accumulation Period. We designed the Principal Plus for Life Rider to guarantee the return of your investments in the contract, as long as you limit your withdrawals each Contract Year during the Accumulation Period to a "Guaranteed Withdrawal Amount." On the Age 65 Contract Anniversary, or at issue if the Covered Person is already 65 or older, we calculate a "Lifetime Income Amount." If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Principal Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as that Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even after you have recovered your investments in the contract and even if your Contract Value reduces to zero.

You may elect Principal Plus for Life only at the time you purchase a Contract, provided:

     - the Rider is available for sale in the state where the contract was sold;

     - you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the respective Rider; and

     -    you have not yet attained age 81.

We reserve the right to accept or refuse to issue Principal Plus for Life at our sole discretion. Once you elect Principal Plus for Life, its effective date will be the Contract Date and it is irrevocable. We charge an additional fee of 0.40% for Principal Plus for Life and reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-up" to equal the Contract Value (see "Principal Plus For Life Fee").

Effect of Withdrawals

We decrease the Guaranteed Withdrawal Balance each time you make a withdrawal. If your total withdrawals during a Contract Year are less than or equal to the Guaranteed Withdrawal Amount, we will decrease the Guaranteed Withdrawal Balance by the amount of the withdrawals. If a withdrawal causes total withdrawals during a Contract Year to exceed the Guaranteed Withdrawal Amount (or if total withdrawals during a Contract Year have already exceeded the Guaranteed Withdrawal Amount), we will automatically Reset the Guaranteed Withdrawal Balance to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     - the Guaranteed Withdrawal Balance immediately prior to the withdrawal minus the amount of the withdrawal.

Each time we Reset the Guaranteed Withdrawal Balance, we also recalculate the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal or (b) 5% of the greater of the Contract Value after the withdrawal or the new Guaranteed Withdrawal Balance value. After the Age 65 Contract Anniversary, we also will recalculate the Lifetime Income Amount if a withdrawal causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount (or if total withdrawals during a Contract Year have already exceeded the Lifetime Income Amount). In that case, the Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal or (b) 5% of the greater of the Contract Value immediately after the withdrawal or the new Guaranteed Withdrawal Balance value.

In certain circumstances, however, we will not Reset the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and/or the Lifetime Income Amount, even where a withdrawal would exceed the Guaranteed Withdrawal Amount and/or Lifetime Income Amount for a Contract Year. These involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distributions" below).

We do not change your Guaranteed Withdrawal Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Guaranteed Withdrawal Amount. Similarly, we do not change your Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less that or equal to the Lifetime Income Amount. If you take any withdrawals prior to the Contract Year in which the Covered Person attains age 65, the initial amount of the Lifetime Income Amount may be less than the Guaranteed Withdrawal Amount. Although you may continue to take withdrawals up to the Guaranteed Withdrawal Amount after the Age 65 Contract Anniversary without reduction of the Guaranteed Withdrawal Amount benefit (as long as there is a positive Guaranteed Withdrawal Balance value) your Lifetime Income Amount benefit may be reduced if the amount you withdraw exceeds the Lifetime Income Amount. You could eventually lose any benefit based on the Lifetime Income Amount if you continue to take withdrawals in excess of the Lifetime Income Amount. If your withdrawals (including any applicable withdrawal charges) are less than the full Guaranteed Withdrawal Amount available in any Contract Year, the remaining Guaranteed Withdrawal Amount cannot be carried forward to the next Contract Year.

The Principal Plus for Life benefit enters a "Settlement Phase" if a withdrawal less than or equal to the Guaranteed Withdrawal Amount reduces the Contract Value to zero but either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after the withdrawal is greater than zero (see "Settlement Phase" below). The Principal Plus for Life benefit terminates if the Contract Value, Guaranteed Withdrawal Balance and Lifetime Income Amount immediately after a withdrawal are all equal to zero (see "Principal Plus for Life Fee" and "Termination" sections below.)

If your annual withdrawals exceed the Guaranteed Withdrawal Amount, we will recalculate amounts we guarantee for future withdrawals. We may Reset Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount values to reflect reductions that exceed the amount of your withdrawals. A Reset also may reduce the total amount guaranteed below the total of your Purchase Payments and may reduce or eliminate future Guaranteed Withdrawal Amount and Lifetime Income Amount values. Withdrawals in excess of the Lifetime Income Amount may reduce or eliminate future Lifetime Income Amount values.

Bonuses, when applied, will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

Bonus Qualification and Effect

We will increase the Guaranteed Withdrawal Balance at the end of each Contract Year during Principal Plus for Life's Bonus Period if you take no withdrawals during that Contract Year. For these purposes, the Bonus Period is the lesser of the first 10 Contract Years or each Contract Year up to the Contract Year in which the Covered Person attains age 80. Each time you qualify for a Bonus, we will increase the Guaranteed Withdrawal Balance:

     - by an amount equal to 5% of total Purchase Payments to the contract if you did not previously Step-up the Guaranteed Withdrawal Balance and/or we did not previously Reset the Guaranteed Withdrawal Balance (see "Effects of Withdrawals" below); otherwise

     - by an amount equal to 5% of the Guaranteed Withdrawal Balance immediately after the latest Step-up or Reset, increased by any Purchase Payments received since such latest Step-up or Reset.

Each time we apply a bonus to the Guaranteed Withdrawal Balance, we will also recalculate the Guaranteed Withdrawal Amount and the Lifetime Income Amount. The Guaranteed Withdrawal Amount will equal the greater of Guaranteed Withdrawal Amount prior to the bonus or 5% of the Guaranteed Withdrawal Balance after the bonus. The Lifetime Income Amount will equal the greater of the Lifetime Income Amount prior to the bonus or 5% of the Guaranteed Withdrawal Balance after the bonus.

Step-ups will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

Step-up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount

If the Contract Value on any Step-up Date is greater than the Guaranteed Withdrawal Balance on that date, we will automatically increase ("Step-up") the Guaranteed Withdrawal Balance to equal the Contract Value (subject to the maximum Guaranteed Withdrawal Balance limit of $5 million). Each time we apply a Step-up, we will also recalculate the Guaranteed Withdrawal Amount, the Lifetime Income Amount, and the Rider Fee (see "Principal Plus for Life Fee"). The Guaranteed Withdrawal Amount will equal the greater of the Guaranteed Withdrawal Amount prior to the Step-up or 5% of the new Guaranteed Withdrawal Balance value after the Step-up and the Lifetime Income Amount will equal the greater of the Lifetime Income Amount prior to the Step-up or 5% of the new Guaranteed Withdrawal Balance value after the Step-up. We also reserve the right to increase the rate of the Principal Plus for Life fee up to a maximum rate of 0.75%. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Principal Plus for Life Fee"). If you decline the Step-up, the fee rate will not be increased.


The Step-up Dates occur only while the Principal Plus for Life Benefit is in effect. We schedule the Step-up Dates for the 3rd, 6th, and 9th Contract Anniversary after the Contract Date up to and including the 30th Contract Anniversary while the Principal Plus for Life Benefit is in effect. After the 9th Contract Anniversary, we increase the schedule of Step-up Dates to include each succeeding Contract Anniversary (e.g., the 10th, 11th, 12th etc.) up to and including the 30th Contract Anniversary while the Principal Plus for Life Benefit is in effect.


If you decline an automatic Step-up, you will have the option to elect to Step-up the Guaranteed Withdrawal Balance (as well as the Guaranteed Withdrawal Amount and Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Guaranteed Withdrawal Balance, we will thereafter resume automatic Step-ups.

Additional Purchase Payments, if accepted, will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

Additional Purchase Payments

Effect of Additional Purchase Payments. We will increase the total Guaranteed Withdrawal Balance by the amount of each additional Purchase Payment we accept (subject to the maximum Guaranteed Withdrawal Balance limit of $5 million). In addition, we will recalculate the Guaranteed Withdrawal Amount and the Lifetime Income Amount and usually increase it:

In the case of the Guaranteed Withdrawal Amount, to equal the lesser of:

     - 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment; or

     - the Guaranteed Withdrawal Amount immediately prior to the Purchase Payment plus an amount equal to 5% of the Purchase Payment; and

In the case of the Lifetime Income Amount, to equal the lesser of:

     - 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment; or

     - The Lifetime Income Amount immediately prior to the Purchase Payment plus an amount equal to 5% of the Purchase Payment.

We will not change the Guaranteed Withdrawal Amount or the Lifetime Income Amount if the recalculated amount is less than the Guaranteed Withdrawal Amount or Lifetime Income Amount, as the case may be, before the additional Purchase Payment.

Additional Purchase Payments, if accepted, will increase the Guaranteed Withdrawal Balance and may increase the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

Purchase Payment limits, in general. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1,000,000. We do not permit additional Purchase Payments during a Contract's "settlement phase," as described below. Other limitations on additional payments may vary by state.

Special Purchase Payment limits on "non-qualified" contracts. If we issue your contract not in connection with an IRA or other tax-qualified retirement plan, we also impose the following limit on your ability to make Purchase Payments:

     - on or after the first Contract Anniversary, without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

Special Purchase Payment limits on "qualified" Contracts. If we issue your contract in connection with a tax qualified retirement plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

     - on and after the Age 65 Contract Anniversary (or after the first Contract Anniversary if we issue your contract after you become age
          65), without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000;

     - for the year that you become age 70 1/2 and for any subsequent years, if your contract is issued in connection with an IRA, we will only accept a Purchase Payment that qualifies as a "rollover contribution"; but

     - we will not accept any Purchase Payment after the oldest Owner becomes age 81.

You should consult with a qualified tax advisor prior to electing Principal Plus for Life for further information on tax rules affecting Qualified contracts, including IRAs.

General right of refusal. WE RESERVE THE RIGHT TO REFUSE TO ACCEPT ADDITIONAL PURCHASE PAYMENTS AT ANY TIME AFTER THE FIRST CONTRACT ANNIVERSARY TO THE EXTENT PERMITTED IN THE STATE WE ISSUE YOUR CONTRACT. We do not reserve this right of refusal for additional payments before the Age 65 Contract Anniversary that are permitted to Contracts issued in connection with tax qualified retirement plans, including IRAs.

Investment Options

While Principal Plus for Life is in effect, under our current rules you must invest 100% of your Contract Value at all times either:

     (a) among the Lifestyle, Index Allocation and Money Market Investment Options currently available with Principal Plus for Life (see "Available Lifestyle, Index Allocation and Money Market Investment Options" below); or

     (b) in a manner consistent with any one of the Model Allocations currently available with Principal Plus for Life (see "Available Model Allocations" below).

You may transfer between (a) and (b), or vice versa, on any date subject to our restrictions on frequent trading, provided you transfer 100% of your Contract Value. Withdrawals will be taken in accordance with our default procedures; you may not specify the Investment Option from which a withdrawal is to be made (see "Accumulation Period Provisions - Withdrawals"). Subsequent Purchase Payments will be allocated in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.

YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHICH MODEL ALLOCATION OR INVESTMENT OPTION AVAILABLE WITH PRINCIPAL PLUS FOR LIFE IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Lifestyle, Index Allocation and Money Market Investment Options. If you purchase a Contract with Principal Plus for Life, you may allocate your Contract Value to any one, or any combination of the available Lifestyle, Index Allocation or Money Market Investment Options and you may also use our DCA program from the Money Market or the DCA Fixed Investment Option in connection with your selected Investment Options.

These Investment Options invest in the following Funds:

     -    Lifestyle Growth

     -    Lifestyle Balanced

     -    Lifestyle Moderate

     -    Lifestyle Conservative

     -    Index Allocation

     -    Money Market

FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE THE "GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" SECTION OF THE PROSPECTUS AS WELL AS THE PROSPECTUS FOR THE APPLICABLE FUNDS. YOU CAN OBTAIN A COPY OF THE FUNDS'

PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

Available Model Allocations. You may allocate your entire Contract Value to one of the available Model Allocations, as shown below, and you may also use our DCA program from the DCA Fixed Investment Option in connection with your selected Model Allocation. You must, however, rebalance your entire Contract Value to your selected Model Allocation on a quarterly basis. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation or 100% to any one, or any combination of, the available Lifestyle, Index Allocation and Money Market Investment Options.

The Model Allocations are:

     MODEL ALLOCATION NAME        MODEL ALLOCATION PERCENTAGE          FUND NAME
     ---------------------        ---------------------------   -----------------------
Fundamental Holdings of America               25%               American Growth-Income
                                              25%               American Growth
                                              15%               American International
                                              35%               American Bond

Global Balanced                               30%               Fundamental Value
                                              20%               Global Bond
                                              25%               Global Allocation
                                              25%               American International

Blue Chip Balanced                            30%               American Growth
                                              30%               American Growth-Income
                                              40%               Investment Quality Bond

IF YOU SELECT ONE OF THE MODEL ALLOCATIONS, THERE IS NO ASSURANCE THAT YOUR CONTRACT VALUE WILL NOT LOSE MONEY OR THAT INVESTMENT RESULTS WILL NOT EXPERIENCE VOLATILITY. YOUR INVESTMENT PERFORMANCE WILL DEPEND ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. EACH MODEL ALLOCATION IS NOT A FUND-OF-FUNDS. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE THE "GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" SECTION OF THIS PROSPECTUS AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS, BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.

If you elect to purchase Principal Plus for Life you may invest your Contract Value only in the Investment Options we make available with this benefit.

WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option. Any amounts you allocate to Fixed Investment Options may be renewed subject to the terms of the contract.

We also reserve the right to limit the actual percentages you may allocate to certain Investment Options under the model allocations, to require that you choose certain Investment Options in conjunction with other Investment Options under the model allocations, to limit your ability to transfer between existing Investment Options and/or to require you to periodically rebalance existing variable Investment Accounts to the percentages we require.

Life Expectancy Distributions.

You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Principal Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

     - pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

     - pursuant to Code Section 72(s)(2) upon the request of the Owner (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

     - as required or contemplated by Code Section 401(a)(9), Section 403(b)(10), Section 408(b)(3), or Section 408A(c), as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

WE BASE OUR "LIFE EXPECTANCY" CALCULATIONS ON OUR UNDERSTANDING AND INTERPRETATION OF THE REQUIREMENTS UNDER TAX LAW APPLICABLE TO PRE-59 1/2 DISTRIBUTIONS, REQUIRED MINIMUM DISTRIBUTIONS, NON-QUALIFIED DEATH BENEFIT STRETCH DISTRIBUTIONS AND QUALIFIED DEATH BENEFIT STRETCH DISTRIBUTIONS. YOU SHOULD DISCUSS THESE MATTERS WITH YOUR TAX ADVISOR PRIOR TO ELECTING PRINCIPAL PLUS FOR LIFE.

Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value and your Guaranteed Withdrawal Balance. We will not, however, Reset your Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total withdrawals during a Contract Year to exceed the Guaranteed Withdrawal Amount or Lifetime Income Amount, as applicable.

WE WILL NOT MAKE ANY FURTHER WITHDRAWALS UNDER OUR LIFE EXPECTANCY DISTRIBUTION PROGRAM IF BOTH THE CONTRACT VALUE AND THE GUARANTEED WITHDRAWAL BALANCE ARE DEPLETED TO ZERO. WE WILL MAKE DISTRIBUTIONS AS PART OF THE CONTRACT'S "SETTLEMENT PHASE," HOWEVER, IF THE LIFETIME INCOME AMOUNT IS GREATER THAN ZERO AND THE COVERED PERSON IS LIVING AT THAT TIME.

WE DESIGNED OUR LIFE EXPECTANCY DISTRIBUTION PROGRAM TO PROVIDE MINIMUM LIFETIME DISTRIBUTIONS AS DESCRIBED OR AS REQUIRED UNDER CERTAIN SECTIONS OF THE CODE. WITHDRAWALS UNDER OUR AUTOMATIC LIFE EXPECTANCY DISTRIBUTION PROGRAM WILL NOT BE TREATED AS EXCESS WITHDRAWALS AND WILL NOT RESET THE GUARANTEED WITHDRAWAL BALANCE, GUARANTEED WITHDRAWAL AMOUNT OR LIFETIME INCOME AMOUNT.

No Loans under 403(b) plans. The loan privilege described in the Prospectus for Contracts issued in connection with certain Section 403(b) plans is NOT available if you elect Principal Plus for Life.

Settlement Phase

We automatically make settlement payments during Principal Plus for Life's "settlement phase". The "settlement phase" begins if total withdrawals during the Contract Year, are equal to or less than the Guaranteed Withdrawal Amount, the Contract Value reduces to zero and either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after the withdrawal is still greater than zero. During this phase, the contract will continue but all other rights and benefits under the contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments and we will not deduct any charge for the Principal Plus for Life benefit during the settlement phase.

At the beginning of the settlement phase, you generally may choose an annual settlement payment amount that we will automatically pay to you. The settlement payment amount we permit you to choose varies:

     - You may choose an amount that is no greater than, or equal to, the Guaranteed Withdrawal Amount if the Guaranteed Withdrawal Balance is greater than zero at the beginning of the settlement phase. We reduce any remaining Guaranteed Withdrawal Balance each time we make a settlement payment, and automatically pay the settlement amount to you each Contract Year while the Covered Person is alive until the Guaranteed Withdrawal Balance reduces to zero. After that, we will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to any remaining Lifetime Income Amount value. Keep in mind that in certain circumstances the Lifetime Income Amount may be less than the Guaranteed Withdrawal Amount, and under those circumstances your choice of an amount in excess of the Lifetime Income Amount could result in a reduction of the Lifetime Income Amount (see "Effect of Withdrawals").

     - You may choose to continue to receive distribution payments under the Life Expectancy Distribution program if the program is in effect and the Guaranteed Withdrawal Balance is greater than zero at the beginning of the settlement phase. If you do, we will reduce any remaining Guaranteed Withdrawal Balance each time we make a distribution payment and automatically make distribution payments each Contract Year while the Covered Person is alive until the Guaranteed Withdrawal Balance reduces to zero (see "Life Expectancy Distributions"). After that, we will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to any remaining Lifetime Income Amount value.

     - We will make settlement payments to you each Contract Year during the Covered Person's lifetime in an amount that is equal to the Lifetime Income Amount if there is no remaining Guaranteed Withdrawal Balance at the beginning of the settlement phase. If the Covered Person is alive when the Guaranteed Withdrawal Balance is depleted, we will continue to make settlement payments each Contract Year during the Covered Person's lifetime in an amount that is equal to the Lifetime Income Amount.

     - After the Age 65 Contract Anniversary, if you choose to receive a settlement payment that is in excess of the Lifetime Income Amount, we will recalculate the Lifetime Income Amount in the same manner as a withdrawal that exceeds the Lifetime Income Amount (see "Effect of Withdrawals" above). We do not recalculate the Lifetime

          Income Amount, however, if you receive distribution payments under the Life Expectancy Distribution program.

Death Benefits

Death benefits before the settlement phase. If any Owner dies during the Accumulation Period but before the settlement phase, Principal Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:

IF THE BENEFICIARY  IS:     THEN PRINCIPAL PLUS FOR LIFE:
-----------------------     -----------------------------
1. The deceased Owner's     -    Does not continue with respect to the Lifetime Income Amount, but
spouse and the deceased          continues with respect to the Guaranteed Withdrawal Amount if the
Owner is the Covered             death benefit or the Guaranteed Withdrawal Balance is greater than
Person                           zero. We will automatically Step-up the Guaranteed Withdrawal
                                 Balance to equal the initial death benefit we determine, if greater than the Guaranteed Withdrawal Balance prior to the death benefit.

                            -    Enters the settlement phase if a withdrawal would deplete the
                                 Contract Value to zero, and the Guaranteed Withdrawal Balance is still greater than zero.

                            -    Continues to impose the Principal Plus for Life fee.

                            -    Continues to be eligible for any remaining Bonuses and Step-ups, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of the initial death benefit Step-up, if any, and any future Step-ups if we increase the rate of the Principal Plus for Life fee at that time.

2. Not the deceased         Continues in the same manner as 1., except that Principal Plus for Life
Owner's spouse and the      does not continue to be eligible for any remaining Bonuses and Step-ups,
deceased Owner is the       other than the initial Step-up of the Guaranteed Withdrawal Balance to
Covered Person              equal the death benefit, if greater than the Guaranteed Withdrawal
                            Balance prior to the death benefit. We will permit the Beneficiary to opt out of the initial death benefit Step-up, if any, if we increase the rate of the Principal Plus for Life fee at that time.

3. The deceased Owner's     Continues in the same manner as 1., except that Principal Plus for Life
spouse and the deceased     continues with respect to the Lifetime Income Amount for the
Owner is not the Covered    Beneficiary. If the Lifetime Income Amount has not been determined prior
Person                      to the payment of any portion of the death benefit, we will determine the initial Lifetime Income Amount on an anniversary of the date we determine the death benefit after the Covered Person has reached age 65.

4. Not the deceased         Continues in the same manner as 1., except that Principal Plus for Life
Owner's spouse and the      continues with respect to the Lifetime Income Amount for the
deceased Owner is not the   Beneficiary. If the Lifetime Income Amount has not been determined prior
Covered Person              to the payment of any portion of the death benefit, we will determine the initial Lifetime Income Amount on an anniversary of the date we determine the death benefit after the Covered Person has reached age 65.

                            In this case, Principal Plus for Life does not continue to be eligible for any remaining Bonuses and Step-ups, other than the initial Step-up of the Guaranteed Withdrawal Balance to equal the death benefit, if greater than the Guaranteed Withdrawal Balance prior to the death benefit. We will permit the Beneficiary to opt out of the initial death benefit Step-up, if any, if we increase the rate of the Principal Plus for Life fee at that time.

Death benefits during the settlement phase. If you die during the settlement phase, the only death benefits we provide are the remaining settlement payments that may become due under the Principal Plus for Life Rider. If the Covered Person dies during the settlement phase, we reduce the Lifetime Income Amount to zero. If the Beneficiary is the deceased Owner's spouse, the surviving spouse may choose the amount of the settlement payments up to the Guaranteed Withdrawal Amount. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

Termination

You may not terminate the Principal Plus for Life Rider once it is in effect. However, Principal Plus for Life will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the contract;

     -    the date an Annuity Option under the contract begins;

     - the date the Contract Value, the Guaranteed Withdrawal Balance and the Lifetime Income Amount all equal zero; or

     -    termination of the contract.

Principal Plus for Life Fee

We charge an additional annual fee on each Contract Anniversary for Principal Plus for Life. The Principal Plus for Life fee is equal to 0.40% of the "Adjusted Guaranteed Withdrawal Balance." The Adjusted Guaranteed Withdrawal Balance is the Guaranteed Withdrawal Balance that was available on the prior Contract Anniversary adjusted for any Step-up or subsequent Purchase Payments made during the Contract Year prior to the current Contract Anniversary. We withdraw the Principal Plus for Life fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We do not deduct the Principal Plus for Life fee during Principal Plus for Life's settlement phase or after the Maturity Date once an Annuity Option under the contract begins.

WE RESERVE THE RIGHT TO INCREASE THE PRINCIPAL PLUS FOR LIFE FEE ON THE EFFECTIVE DATE OF EACH STEP-UP. IN SUCH A SITUATION, THE PRINCIPAL PLUS FOR LIFE FEE WILL NEVER EXCEED 0.75%.

If a withdrawal is taken on any date other than the Contract Anniversary and such withdrawal (a) causes total withdrawals during that Contract Year to exceed the Guaranteed Withdrawal Amount and (b) reduces the Contract Value to zero, we will deduct a pro rata share of the Principal Plus for Life fee from the amount otherwise payable. We will determine the fee based on the Adjusted Guaranteed Withdrawal Balance. For purposes of determining the fee, we will deduct a pro rata share of the fee from the Contract Value on the date we determine the death benefit or after the Maturity Date once an Annuity Option under the contract begins.

If the Beneficiary does not take the death benefit as a lump sum under the terms of the contract and Principal Plus for Life continues, we will determine the Adjusted Guaranteed Withdrawal Balance and the fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

THE ADDITION OF PRINCIPAL PLUS FOR LIFE TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED ANNUALLY FOR THIS BENEFIT AND THE COVERED PERSON MUST ATTAIN AGE 65 AND REMAIN LIVING FOR YOU TO RECEIVE CERTAIN BENEFITS. FURTHERMORE, PRINCIPAL PLUS FOR LIFE LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT, CONTAINS AGE CAPS AND LIMITATIONS ON A CONTRACT OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES, AND PROVIDES NO GUARANTEED WITHDRAWAL BENEFITS ONCE PAYMENTS BEGIN UNDER ANY OF THE ANNUITY OPTIONS DESCRIBED IN THE PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER EACH OF THESE FACTORS BEFORE DECIDING IF PRINCIPAL PLUS FOR LIFE IS SUITABLE FOR YOUR NEEDS, ESPECIALLY AT OLDER AGES.

Examples.

PLEASE REFER TO APPENDIX B FOR HYPOTHETICAL EXAMPLES THAT ILLUSTRATE THE BENEFITS UNDER PRINCIPAL PLUS FOR LIFE.

PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER

Overview


You may elect the Principal Plus for Life Plus Automatic Annual Step-up Rider for an additional fee of .60% of the adjusted Guaranteed Withdrawal Balance when you purchase a Contract. This version of the Principal Plus for Life optional benefit Rider is the same as the standard Principal Plus for Life optional benefit Rider, except that it provides annual "Step-up Dates" and we charge a different fee.


Annual Step-Up Features

If you elect this Rider, we will automatically increase ("Step-up") the Guaranteed Withdrawal Balance to equal the Contract Value on each Contract Anniversary starting with the first Contract Anniversary up to and including the 30th Contract Anniversary while the Rider is in effect, provided the Contract Value is greater than the Guaranteed Withdrawal Balance on that date (and provided you have not chosen to decline the Step-up as described under "Principal Plus for Life - Step-up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount.")

Each time we apply a Step-up, we will also recalculate the Guarantee Withdrawal Amount and the Lifetime Income Amount as described under "Principal Plus for Life - Step-up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount." We also reserve the right to increase the rate of the Principal Plus for Life Plus Automatic Annual Step-up Rider fee up to a maximum rate of 1.20% of the adjusted Guaranteed Withdrawal Balance. If we decide to increase the rate at the time of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up. If you decline the Step-up, the fee rate will not be increased. If you decline an automatic Step-up, you will have the option to elect to Step-up the Guaranteed Withdrawal Balance (as well as the Guaranteed Withdrawal Amount and Lifetime Income Amount) within 30 days of subsequent annual Step-up dates. If you decide to Step-up the Guaranteed Withdrawal Balance, we will thereafter resume automatic, annual Step-ups.

WE RESERVE THE RIGHT TO INCREASE THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER FEE ON THE EFFECTIVE DATE OF EACH STEP-UP. IN SUCH SITUATION, THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER FEE WILL NEVER EXCEED 1.20% OF THE GUARANTEED WITHDRAWAL BALANCE.

YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHETHER THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER IS SUITED FOR YOUR FINANCIAL NEEDS AND INVESTMENT RISK TOLERANCE. THE ADDITION OF THE RIDER TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED ANNUALLY FOR THIS BENEFIT AND THERE IS NO ASSURANCE THAT YOUR CONTRACT VALUE WILL BE SUFFICIENT ON ANY STEP-UP DATE TO RECEIVE AN INCREASE (STEP-UP) IN THE GUARANTEES WE PROVIDE UNDER THE RIDER. THE AMOUNT THAT MAY BE PROVIDED BY MORE FREQUENT STEP-UP DATES UNDER THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER, MAY, OVER TIME, BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THIS RIDER COMPARED TO THE PRINCIPAL PLUS FOR LIFE RIDER FURTHERMORE, SIMILAR TO PRINCIPAL PLUS FOR LIFE, THIS RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT (SEE THE PROSPECTUS SECTION ON PRINCIPAL PLUS FOR LIFE FOR INFORMATION RELATING TO THE AVAILABLE INVESTMENT OPTIONS), REQUIRES THE COVERED PERSON TO ATTAIN AGE 65 AND REMAIN LIVING FOR YOU TO RECEIVE CERTAIN BENEFITS, CONTAINS AGE CAPS AND LIMITATIONS ON A CONTRACT OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES, AND PROVIDES NO GUARANTEED WITHDRAWAL BENEFITS ONCE PAYMENTS BEGIN UNDER ANY OF THE ANNUITY OPTIONS DESCRIBED IN THE PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER EACH OF THESE FACTORS WHICH ARE OUTLINED IN THE PROSPECTUS BEFORE PURCHASING A PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER.

Examples.

PLEASE REFER TO APPENDIX B FOR HYPOTHETICAL EXAMPLES THAT ILLUSTRATE THE BENEFITS UNDER PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER WORKS.

ANNUAL STEP DEATH BENEFIT

You may elect the optional Annual Step Death Benefit for an additional charge of 0.20% of the value of the Variable Investment Options. Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -    the Annual Step Death Benefit.

The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest Owner's 81st birthday. The Anniversary Value is equal to the Contract Value on the last day of the Contract Year, plus subsequent Purchase Payments, less amounts deducted in connection with partial withdrawals since the last day of the Contract Year. The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

     (i) is equal to the optional Annual Step Death Benefit prior to the withdrawal; and

     (ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

If the oldest Owner is age 80 or older on the effective date of the Optional Annual Step Death Benefit, the Annual Step Death Benefit is zero. THEREFORE, IF THE OLDEST OWNER OF A CONTRACT IS AGE 80 OR OLDER, THE OPTIONAL ANNUAL STEP DEATH BENEFIT MAY NOT BE ELECTED.

If the Beneficiary under the Contract is the contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new contract Owner. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date the first death benefit is paid will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date of the first death benefit is paid.

Termination of the Optional Annual Step Death Benefit

The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the Contract terminates, (b) the Maturity Date; or (c) the date on which the Optional Annual Step Death Benefit is paid. However, as noted in the paragraph above, if the deceased Owner's spouse is the Beneficiary, the spouse may elect to continue the Contract (including the Optional Annual Step Death Benefit) as the new Owner.

Annual Step Death Benefit Fee

A daily charge in an amount equal to 0.20% of the value of each variable Investment Account on an annual basis is deducted from each Sub-Account for the Annual Step Death Benefit.

Qualified Plans

If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step Death Benefit) may have on your plan (see Appendix C: "Qualified Plan Types"). Please consult your tax advisor.

THE ADDITION OF THE ANNUAL STEP DEATH BENEFIT TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

                             Charges and Deductions

We assess charges and deductions under the Contracts against Purchase Payments or Contract Values. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Fund prospectuses. For information on the optional benefit fees (see "Optional Benefits" above).

WITHDRAWAL CHARGES

If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than 9 complete Contract Years. We do not assess a withdrawal charge with respect to i) earnings accumulated in the Contract, (ii) Payment Enhancements and any earnings attributable to Payment Enhancements, iii) certain other "free withdrawal amounts" described below or
iv) Purchase Payments that have been in the Contract more than 9 complete Contract Years. In no event may the total withdrawal charges exceed 8.5% of the amount invested.

We first allocate a withdrawal to a "free withdrawal amount" and second to "unliquidated Purchase Payments." We do not impose a withdrawal charge on amounts allocated to the free withdrawal amount. In any Contract Year, the free withdrawal amount for that year is the greater of:

     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year), and

     - the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

Withdrawals of up to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied first, to withdrawals from Variable Investment Options and then to withdrawals from the Fixed Investment Options.

If the amount of a withdrawal exceeds the free withdrawal amount, the excess will be allocated to Purchase Payments which will be "liquidated" on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next Purchase Payment second, etc., until all Purchase Payments have been liquidated.

Upon a full surrender of a Contract, we will liquidate the excess of all unliquidated Purchase Payments over the free withdrawal amount for purposes of calculating the withdrawal charge.

Each Purchase Payment (or portion thereof) liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract. The amount of the withdrawal charge is calculated by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown below.

                            MAXIMUM WITHDRAWAL CHARGE
                      (as percentage of Purchase Payments)

First Year     8.5%
Second Year    8.5%
Third Year       8%
Fourth Year      7%
Fifth Year       6%
Sixth Year       5%
Seventh Year     4%
Eighth Year      3%
Ninth Year       2%
Thereafter       0%

The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

The withdrawal charge is deducted from the Contract Value remaining after the Contract Owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an Investment Account may not exceed the value of that Investment Account minus any applicable withdrawal charge.

There is generally no withdrawal charge on distributions made as a result of the death of the Contract Owner or, if applicable, the Annuitant. In addition, no withdrawal charges are imposed on annuity benefit payments.

Withdrawal charges help to compensate us for the cost of selling the Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contracts. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

For examples of calculation of the withdrawal charge, see Appendix A: "Examples of Calculation of Withdrawal Charge".

Waiver of Applicable Withdrawal Charge - Confinement to Eligible Nursing Home

In states where approved, any applicable withdrawal charge will be waived on a total withdrawal prior to the Maturity Date if all the following apply:

     - the Owner has been confined to an "Eligible Nursing Home" for at least 180 days (the waiver does not apply to the confinement of any Annuitant unless the Owner is a non-natural person,

     -    the confinement began at least one year after the Contract Date,

     -    confinement was prescribed by an "physician,"

     - both the Owner and the Annuitant are alive as of the date we pay the proceeds of such total withdrawal,

     - the request for a total withdrawal and "Due Proof of Confinement" are received by us, in good order, no later than 90 days after discharge.

An "Eligible Nursing Home" is a licensed "Long Term Care Facility" or "Hospital" providing medically necessary inpatient care that is prescribed in writing by a licensed "Physician" and is based on physical limitations which requires daily living in an institutional setting. A "Long Term Care Facility" is a facility which (a) is located in the United States or its territories; (b) is licensed by the jurisdiction in which it located; (c) provides custodial care under the supervision of a registered nurse (R.N.); and (d) can accommodate three or more persons. A "Hospital" is a facility which is (a) licensed as a Hospital by the jurisdiction in which it is located; (b) is supervised by a staff of licensed physician; (c) provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.); (d) operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and (e) has access to medical, diagnostic and major surgical facilities.

A "Physician" is a person other than you, the Annuitants(s) or a member of your or the Annuitant's families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.

"Due Proof of Confinement" is a letter signed by an eligible "Physician" containing: (a) the date the Owner was confined, (b) the name and location of the "Eligible Nursing Home," (c) a statement that the confinement was medically necessary in the judgment of the Physician and (d) if applicable, the date the Owner was released from the "Eligible Nursing Home."

The waiver is only applicable for total withdrawals and does not apply to partial withdrawals. The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see "Federal Tax Matters").

ANNUAL CONTRACT FEE

We will deduct each year an annual Contract fee of $40 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and us in connection with the Contracts. However, if prior to the Maturity Date the Contract Value is equal to or greater than $99,000 at the time of the fee's assessment, we will waive the annual Contract fee. During the Accumulation Period, this administration fee is deducted on the last day of each Contract Year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the Contract Value. If the entire Contract is withdrawn on other than the last day of any Contract Year, the $40 administration fee will be deducted from the amount paid. During the Pay-out Period, the fee is deducted on a pro-rata basis from each annuity payment.

ASSET-BASED CHARGES

We deduct asset-based charges on an annual basis for administration, distribution and mortality and expense risks, assuming no optional benefit has been elected. We do not assess asset-based charges against Fixed Investment Options. The charges are reflected in your Contract Value as a proportionate reduction in the value of each Variable Investment Option. We guarantee that the rate of these charges will not increase while a Contract is in force.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.30% of the value of each Variable Investment Option on an annual basis deducted from each

Sub-Account to reimburse us for administrative expenses. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

Mortality and Expense Risks Fee

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity benefit payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity benefit payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "Death Benefit During Accumulation Period"). The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.

We allocate a portion of the asset-based charges shown in the Fee Tables to compensate us for assuming these risks. We deduct a daily charge an amount equal to 1.25% of the value of each Variable Investment Option on an annual basis, from each Sub-Account for mortality and expense risks. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk.

PREMIUM TAXES

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, New York does not impose a premium tax, but other jurisdictions assess a tax of up to 4% of each Purchase Payment.

If a tax is imposed, we will deduct a charge for the tax from the total value of the Contract only, in most cases, at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                               Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, our operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce our Federal income taxes. For example, we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. Our use of these tax credits and deductions will not adversely affect or benefit the Separate Account. We do not anticipate that we will be taxed on the income and gains of the Separate Account in the future, but if we are, we may impose a corresponding charge against the Separate Account.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or the Separate Account. Currently, we do not anticipate making a charge of such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals.

We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser before electing any optional benefit Riders.

The optional Principal Plus for Life (or PPFL) Riders available under the Contract provide benefits that differ from those traditionally offered under variable annuity contracts. If one of these Riders is in effect, the Contract Owner or his or her Beneficiary may be entitled to withdrawals under the Guaranteed Withdrawal Amount or Lifetime Income Amount provisions of the Rider even if the Contract Value is zero. Such withdrawals are treated as withdrawals for income tax purposes, and if the investment in the Contract has been fully recovered, they are fully includible in income.

If you purchase a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" below.

NON-QUALIFIED CONTRACTS
(Contracts Not Purchased to Fund a Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment from your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date, including a payment under a systematic withdrawal plan or guaranteed withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

As mentioned above, amounts received in a partial withdrawal are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect that certain optional benefits, e.g., the Principal Plus for Life Rider, might have on the amount that is treated as the Contract Value for this purpose. As a result, the taxable portion of amounts received in a partial withdrawal could be greater or less depending on how such optional benefits are treated for this purpose.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - If distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the Owner of a variable annuity contract may be considered the Owner, for federal income tax purposes, of the assets of the Separate Account used to support the Contract. In those circumstances, income and gains from the Separate Account assets would be includible in the Contract Owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable Contract Owner will be considered the Owner of Separate Account assets if the Contract Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the Owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS
(Contracts Purchased for a Qualified Plan)

The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Special rules govern the time at which distributions to the Owner and Beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to Beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or an optional benefit, such as the Principal Plus for Life Rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated Beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend it as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover from:

     -    a traditional IRA to another traditional IRA;

     - a traditional IRA to another Qualified Plan, including a Section 403(b) plan;

     - any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;

     - any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax exempt organization) to another Qualified Plan, including a roll-over of amounts from your prior plan derived from your "after-tax" contributions from "involuntary" distributions;

     - a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and

     - a traditional IRA to a Roth IRA, subject to special restrictions discussed below.

In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan.

WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to a Qualified Plan. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Loans

A loan privilege is available only to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). The rules governing the availability of loans, including the maximum Loan Amount, are prescribed in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) Contracts are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

Federal tax law generally requires loans to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of a plan participant), with repayments made at least quarterly and in level payments over the term of the loan. Interest will be charged on your Loan Amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

The amount of any Unpaid Loans will be deducted from the death benefit otherwise payable under the Contract. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable.

SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                                 General Matters

ASSET ALLOCATION SERVICES

We are aware that certain third parties are offering asset allocation services ("Asset Allocation Services") in connection with the Contracts through which a third party may transfer amounts among Investment Options from time to time on your behalf. WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

We offer the Contracts for sale through broker-dealers that have entered into selling agreements with JH Distributors. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of the NASD, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. Our affiliated broker-dealers may pay additional cash and non-cash incentives to their representatives for sales of the Contracts described in this Prospectus that they would not pay in connection with the sale of other Contracts issued by unaffiliated companies.

A limited number of affiliated and/or non-affiliated broker-dealers may also be paid commissions or overrides to "wholesale" the Contracts, that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contracts that have already been purchased.

Standard Compensation


The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 6.00% of Purchase Payments. In addition, beginning one year after each Purchase Payment, JH Distributors may pay ongoing compensation at an annual rate of up to 1.00% of the values of the Contracts attributable to such Purchase Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation. Contract Owners do not pay this compensation directly. JH Distributors pays the compensation from its assets but expects to recoup it through the fees and charges imposed under the Contract (see "Charges and Deductions").


Additional Compensation and Revenue Sharing

To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the Contracts, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable Contracts. The compensation and revenue sharing arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. The additional compensation and revenue sharing arrangements may give us benefits such as greater access to registered representatives. As a result, registered representatives may be motivated to sell the Contracts of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a Contract.

Reinsurance Arrangements

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, Fixed Investment Option guarantees, or other obligations.

            Appendix A: Examples of Calculation of Withdrawal Charge

EXAMPLE 1: Assume that a single payment of $50,000 is made, a 3% Payment Enhancement of $1,500 is credited to Contract Value, and no additional payments are made and there are no partial withdrawals.

The table below illustrates six examples of the withdrawal charges that would be imposed if the Contract were completely withdrawn. All Contract Values are hypothetical.

                                                              WITHDRAWAL
                                                                CHARGE
CONTRACT    HYPOTHETICAL    FREE WITHDRAWAL    PAYMENTS    ----------------
  YEAR     CONTRACT VALUE        AMOUNT       LIQUIDATED   PERCENT   AMOUNT
--------   --------------   ---------------   ----------   -------   ------
    2          $55,000         $ 5,000(A)       $50,000     8.50%    $4,250
    4          $50,500         $ 5,000(B)       $45,500     7.00%    $3,185
    6          $60,000         $10,000(C)       $50,000     5.00%    $2,500
    7          $35,000         $ 5,000(D)       $45,000     4.00%    $1,800
    8          $80,000         $30,000(E)       $50,000     3.00%    $1,500
   10          $70,000         $20,000(F)       $50,000     0.00%    $    0

During any Contract Year the free withdrawal amount is the greater of the Contract Value minus unliquidated payments (accumulated earnings), or 10% of total payments made under the Contract minus any partial withdrawals in that Contract Year.

(A) In the second Contract Year the earnings under the Contract are $5,000 ($55,000 - $50,000 = $5,000), and 10% of payments is equal to $5,000 (0.10
     x $50,000 = $5,000). Consequently, on total withdrawal $5,000 is withdrawn free of the withdrawal charge, the entire $50,000 payment is liquidated and the withdrawal charge is assessed against that liquidated payment.

(B) In the example for the fourth Contract Year, the accumulated earnings of $500 is less than 10% of Purchase Payments, therefore the free withdrawal amount is equal to 10% of Purchase Payments ($50,000 x 10% = $5,000) and the withdrawal charge is only applied to Purchase Payments liquidated (Contract Value less withdrawal amount).

(C) In the example for the sixth Contract Year, the accumulated earnings of $10,000 is greater than 10% of payments ($5,000). The free withdrawal amount therefore is equal to the accumulated earnings of $10,000 and the withdrawal charge is applied to the payments liquidated.

(D) In the example for the seventh Contract Year, the Contract has negative accumulated earnings ($35,000 - $50,000), so the free withdrawal amount is 10% of payments (50,000 x 10% = $5,000) and the withdrawal charge is applied to total Purchase Payments less the free withdrawal amount.

(E) In the example for the eighth Contract Year, the accumulated earnings of $30,000 is greater than 10% of payments ($5,000). The free withdrawal amount therefore is equal to the accumulated earnings of $30,000 and the withdrawal charge is applied to the payments liquidated.

(F) There is no withdrawal charge on any payments that have been in the Contract for at least 10 years.

EXAMPLE 2. Assume: that a single payment of $50,000 is made, a 3% Payment Enhancement of $1,500 is credited to Contract Value, no transfers are made, no additional payments are made, and that there are a series of four partial withdrawals made during the third Contract Year of $2,000, $5,000, $7,000 and $8,000.

                                                                        WITHDRAWAL
                                                                          CHARGE
 HYPOTHETICAL    PARTIAL WITHDRAWAL   FREE WITHDRAWAL    PAYMENTS    ----------------
CONTRACT VALUE         AMOUNT              AMOUNT       LIQUIDATED   PERCENT   AMOUNT
--------------   ------------------   ---------------   ----------   -------   ------
    $65,000            $2,000            $15,000(A)       $    0      8.00%     $  0
    $49,000            $5,000            $ 3,000(B)       $2,000      8.00%     $160
    $52,000            $7,000            $ 4,000(C)       $3,000      8.00%     $240
    $44,000            $8,000            $     0(D)       $8,000      8.00%     $640

The free withdrawal amount during any Contract Year is the greater of the Contract Value minus unliquidated payments (accumulated earnings), or 10% of payments minus 100% of all prior withdrawals in that Contract Year.

(A) For the first example, accumulated earnings of $15,000 ($65,000 - $50,000 = $15,000) is the free withdrawal amount since it is greater than 10% of payments less prior withdrawals ($5,000 - $0). The amount requested ($2,000) is less than the free withdrawal amount. Therefore, payments are not liquidated and no withdrawal charge applies.

(B) The Contract has negative accumulated earnings ($49,000 - $50,000 <0), so the free withdrawal amount is limited to 10% of payments minus 100% of all prior withdrawals during the Contract Year. Because $2,000 has already been withdrawn in the current Contract Year, the remaining free withdrawal during the third Contract Year is $3,000. The $5,000 partial withdrawal will consist of $3,000 free of withdrawal charge, and the remaining $2,000 will be subject to a withdrawal charge and will result in payments being liquidated. The remaining unliquidated payments after the $5,000 partial withdrawal are $48,000 ($50,000 - $2,000 = $48,000).

(C) The Contract has increased in value to $52,000. The unliquidated payments are $48,000 which results in $4,000 of accumulated earnings ($52,000 - $48,000 = $4,000) which is greater than 10% of payments minus prior withdrawals this Contract Year ($5,000 - $2,000 - $5,000 < 0 ). Hence the free withdrawal amount is $4,000, leaving $3,000 of the $7,000 partial withdrawal subject to a withdrawal charge. The unliquidated payments are reduced by $3,000 to $45,000.

(D) The free withdrawal amount is zero since the Contract has negative accumulated earnings ($44,000 - $45,0000 < 0) and the full 10% of payments ($5,000) has already been withdrawn. The full amount of $8,000 will result in payments being liquidated subject to a withdrawal charge. At the beginning of the next Contract Year the full 10% of payments would be available for withdrawal requests during that Contract Year.

             Appendix B: Examples of Principal Plus for Life Riders

The following examples provide hypothetical examples of the benefits provided under the Principal Plus for Life and Principal Plus for Life Plus Automatic Annual Step-up optional benefit Riders. These examples are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.

EXAMPLE 1. PRINCIPAL PLUS FOR LIFE AND PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP. Assume a single Purchase Payment of $100,000 at Covered Person's age 55, no additional Purchase Payments are made, withdrawals equal to the Guaranteed Withdrawal Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Guaranteed Withdrawal Balance at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 31 years from issue.

                                                                                                             Guaranteed
                                                                                                         Withdrawal Balance
                                        Guaranteed      Lifetime Income                                      on Contract
Contract Year   Purchase Payments   Withdrawal Amount        Amount       Withdrawal Taken    Bonus          Anniversary
-------------   -----------------   -----------------   ---------------   ----------------   -------     -------------------
   At issue          $100,000              N/A                N/A              $    0        $    0           $100,000(A)
      1                     0           $5,000(A)             N/A                   0          5,000(B)        105,000(C)
      2                     0             5250(C)             N/A                   0          5,000           110,000
      3                     0            5,500                N/A                   0          5,000           115,000
      4                     0            5,750                N/A                   0          5,000           120,000
      5                     0            6,000                N/A                   0          5,000           125,000
      6                     0            6,250                N/A                   0          5,000           130,000
      7                     0            6,500                N/A                   0          5,000           135,000
      8                     0            6,750                N/A                   0          5,000           140,000
      9                     0            7,000                N/A                   0          5,000           145,000
     10                     0            7,250                N/A                   0          5,000           150,000
     11                     0            7,500             $7,500(D)            7,500              0           142,500
     12                     0            7,500              7,500               7,500              0           135,000
     13                     0            7,500              7,500               7,500              0           127,500
     14                     0            7,500              7,500               7,500              0           120,000
     15                     0            7,500              7,500               7,500              0           112,500
     20                     0            7,500              7,500               7,500              0            75,000
     25                     0            7,500              7,500               7,500              0            37,500
     30                     0            7,500              7,500               7,500              0                 0
     31+                    0                0              7,500               7,500              0                 0

(A) The initial Guaranteed Withdrawal Balance is equal to the initial payment of $100,000. The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance (.05 X $100,000 = $5,000).

(B) In this example, there is no withdrawal during the second contract year so a bonus will be added to the Guaranteed Withdrawal Balance. The bonus amount is equal to 5% of the total purchase payments to date (.05 X $100,000 = $5,000).

(C) Following a bonus, the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount are recalculated. The new Guaranteed Withdrawal Balance is equal to the Guaranteed Withdrawal Balance before the bonus increased by the amount of the bonus ($100,000 + $5,000 = $105,000). The Guaranteed Withdrawal Amount is equal to the greater of (a) the Guaranteed Withdrawal Amount prior to the bonus ($5,000) or 5% of the Guaranteed Withdrawal Balance after the bonus (.05 X $105,000 = $5,250).

(D) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is initially equal to 5% of the Guaranteed Withdrawal Balance at that time (.05 X $150,000 = $7,500)

EXAMPLE 2. PRINCIPAL PLUS FOR LIFE AND PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP Assume an initial Purchase Payment of $100,000 at Covered Person's age 65, an additional Purchase Payment of $10,000 is made at the beginning of the Contract Year 2, a withdrawal equal to the Guaranteed Withdrawal Amount is taken in Contract Year 3, no withdrawals are taken in Contract Years 1, 2, 4, 5 (resulting in bonuses in those years). Also assume that the Contract Value at the end of year 3 is less than the Guaranteed Withdrawal Balance so there is no step-up.

                                       Guaranteed                                                              Guaranteed
                                       Withdrawal       Lifetime Income                                    Withdrawal Balance
                                      Amount after       Amount after                                          on Contract
Contract Year   Purchase Payments   Purchase Payment   Purchase Payment   Withdrawal Taken    Bonus            Anniversary
-------------   -----------------   ----------------   ----------------   ----------------   ------        ------------------
   At issue        $100,000                 --                 N/A            $    0         $    0            $100,000
      1                   0             $5,000              $5,000                 0          5,000             105,000
      2              10,000(A)           5,750(A)            5,750                 0          5,500(B)          120,500
      3                   0              6,025               6,025             6,025(C)           0(D)          114,475(C)
      4                   0              6,025               6,025                 0          5,500             119,975
      5                   0              6,025               6,025                 0          5,500             125,475

(A) In this example, there is an additional purchase payment at the beginning of the second contract year. Prior to that purchase payment the Guaranteed Withdrawal Amount is $5,250, as in Example 1 above. Following the Additional Purchase Payment, the Guaranteed Withdrawal Amount is calculated as the lesser of (a) 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment (.05 X (105,000+10,000) = $5,750) or (b) the Guaranteed Withdrawal Amount immediately prior to the Purchase Payment plus 5% of the Purchase Payment ($5,250 + (.05 X 10,000) = $5,750).

(B) In this example, there is no withdrawal during the second contract year so a bonus will be added to the Guaranteed Withdrawal Balance. The bonus amount is equal to 5% of the total purchase payments to date (.05 X $110,000 = $5,500).

(C) In this example there is a withdrawal equal to the Guaranteed Withdrawal Amount $6,025 in year 3. Since this withdrawal does not exceed the Guaranteed Withdrawal Amount, the Guaranteed Withdrawal Balance is reduced by the amount of the withdrawal ($120,500 - $6,025 = $114,475).

(D)  No bonus is payable in any year that a withdrawal is taken.

EXAMPLE 3. PRINCIPAL PLUS FOR LIFE Assume a single Purchase Payment of $100,000 at age 63, no additional Purchase Payments are made, the Guaranteed Withdrawal Balance Steps-up at the end of Contract Year 3, withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4 and a withdrawal exceeding the Guaranteed Withdrawal Amount is taken at the end of Contract Year 5 (resulting in a reset). Since withdrawals are taken every year, there are no bonuses.

                                       Guaranteed         Lifetime                             Hypothetical           Guaranteed
                                       Withdrawal       Income Amount                        Contract Value on    Withdrawal Balance
                                      Amount after     after Purchase                      Contract Anniversary       on Contract
Contract Year   Purchase Payments   Purchase Payment       Payment      Withdrawal Taken    prior to Rider Fee        Anniversary
-------------   -----------------   ----------------   --------------   ----------------   --------------------   ------------------
   At issue          $100,000          $     --          $    --           $    --             $      --              $100,000
      1                     0             5,000               --             5,000               102,000                95,000
      2                     0             5,000               --             5,000               103,828                90,000(A)
      3                     0             5,000            4,500(A)          4,500               106,281(B)            106,281(B)
      4                     0             5,314(C)         5,314(C)          5,314                95,396               100,967
      5                     0             5,314            5,314            10,000(D)             75,474                75,474
      6                     0             3,774(D)         3,774(D)          3,774                71,297                71,700
      7                     0             3,774            3,774             3,774                77,870                67,926
      8                     0             3,774            3,774             5,000(E)             84,996                62,926(E)
      9                     0             3,774(E)         3,774(E)             --

(A) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance on that anniversary (.05 X $90,000 = $4,500). In this example, since withdrawals were taken prior to the age 65 Contract Anniversary, the initial Lifetime Income Amount is less than the Guaranteed Withdrawal Amount.

(B) At the end of contract year 3, the Contract Value in this example, $106,281 is greater than the Guaranteed Withdrawal Balance ($90,000 - $4,500 = $85,500). The Guaranteed Withdrawal Balance will step-up to equal the Contract Value of $106,281.

(C) Following the Step-up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step-up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 X $106,281 = $5,314). The Lifetime Income Amount is also recalculated as the greater of (a) the Lifetime Income Amount prior to the Step-up $4,500 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 X $106,281 = $5,314).

(D) At the end of year 5, there is a withdrawal of $10,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $75,474 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($100,967 - $10,000 = $90,967). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $5,314 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $75,474 = $3,774). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $5,314 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $75,474 = $3,774).

(E) At the end of year 8, there is a withdrawal of $5,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $84,996 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($67,926 - $5,000 = $62,926). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $3,774 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $84,996 = $4,250). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $3,774 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $84,996 = $4,250).

EXAMPLE 4. PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER. Assume a single Purchase Payment of $100,000 at age 63, no additional Purchase Payments are made, the Guaranteed Withdrawal Balance Steps-up at the end of Contract Years 1, 2 and 3, withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4 and a withdrawal exceeding the Guaranteed Withdrawal Amount is taken at the end of Contract Year 5 (resulting in a reset). Since withdrawals are taken every year, there are no bonuses.

                                       GUARANTEED         LIFETIME                             HYPOTHETICAL           GUARANTEED
                                       WITHDRAWAL       INCOME AMOUNT                        CONTRACT VALUE ON    WITHDRAWAL BALANCE
                                      AMOUNT AFTER     AFTER PURCHASE                      CONTRACT ANNIVERSARY       ON CONTRACT
CONTRACT YEAR   PURCHASE PAYMENTS   PURCHASE PAYMENT       PAYMENT      WITHDRAWAL TAKEN    PRIOR TO RIDER FEE        ANNIVERSARY
-------------   -----------------   ----------------   --------------   ----------------   --------------------   ------------------
   At issue          $100,000              --                --                 --                     --             $100,000
      1                     0           5,000                --              5,000                102,000              102,000(A)
      2                     0           5,100(B)             --              5,100                103,514              103,514
      3                     0           5,176             5,176(C)           5,176                105,020              105,020
      4                     0           5,251             5,251              5,251                 94,012               99,769
      5                     0           5,251             5,251             10,000(D)              74,044               74,044(D)
      6                     0           3,702             3,702              3,702                 69,743               70,342
      7                     0           3,702             3,702              3,702                 75,992               75,992
      8                     0           3,800             3,800              5,000                 82,661               82,661
      9                     0           4,133             4,133                 --                     --                   --

(A) At the end of contract year 1, the Contract Value in this example, $102,000 is greater than the Guaranteed Withdrawal Balance ($10,000-$5,000 = $95,000). The Guaranteed Withdrawal Balance will Step-up to equal the Contract Value of $102,000.

(B) Following the Step-up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step-up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 X $102,000 = $5,100).

(C) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance on that anniversary (.05 X $103,514 = $5,176). I

(D) At the end of year 5, there is a withdrawal of $10,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $74,044 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($99,769 - $10,000 = $89,769). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $5,251 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,044 = $3,702). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $5,251 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,044 = $3,702).

                        Appendix C: Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit or an optional benefit Rider, such as Principal Plus for Life. The presence of these benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions

In general, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur additional adverse tax consequences if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender proceeds, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the proceeds.

The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that you can attribute designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits or an optional benefit Rider, such as Principal Plus for Life, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion to a Roth IRA

You can convert a traditional IRA to a Roth IRA, unless:

     -    you have adjusted gross income over $100,000; or

     -    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted amounts.

You must, however, pay tax on any portion of the converted amount that would have been taxed if you had not converted to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the

"converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. The Contract may be issued with a death benefit or an optional benefit Rider, such as Principal Plus for Life. The presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan, and rules on taxation of distributions from a SIMPLE retirement plan, are generally the same as those discussed above for distributions from a traditional IRA. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with a death benefit or an optional benefit Rider, such as Principal Plus for Life, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. These Contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on Purchase Payments, and other tax consequences. In particular, purchasers should note that the Contract provides death benefit options that may exceed both aggregate Purchase Payments and Contract Value under the incidental death benefit rules. It is possible that the death benefit could result in currently taxable income to the Owner. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. If a Contract is issued with a death benefit or an optional benefit Rider, such as Principal Plus for Life, the presence of these benefits may increase the amount of any required minimum distributions that must be made.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

     - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

     -    earnings on those contributions; and

     - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of 1988.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

PENSION AND PROFIT SHARING PLANS QUALIFIED UNDER SECTION 401(A)

In general, an employer may deduct from its taxable income premium payments it makes under a qualified pension or profit-sharing plan described in Section 401(a) of the Code. Employees participating in the plan generally do not have to pay tax on such contributions when made. Special requirements apply if a 401(a) plan covers an employee classified under the Code as a "self-employed individual" or as an "Owner-employee".

Annuity payments (or other payments, such as upon withdrawal, death or surrender) generally constitute taxable income to the payee; and the payee must pay income tax on the amount by which a payment exceeds its allocable share of the employee's "investment in the Contract" (as defined in the Code), if any. In general, an employee's "investment in the Contract" equals the aggregate amount of after tax premium payments made by the employee.

Minimum distributions to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires. (In the case of an employee who is a 5-percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the year in which the employee reaches age 70 1/2.)

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed both aggregate Purchase Payments and Contract Value. It is possible that the presence of the death benefit could result in currently taxable income to the participant under the incidental death benefit rules. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with a death benefit or an optional benefit Rider such as Principal Plus for Life, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the following:

     - it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency); and

     - all compensation deferred under the plan must remain solely the employer's property, subject to the claims of the employer's creditors.

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

            Appendix D: Examples of Payment Enhancement Calculations

The Payment Enhancement is determined based on the cumulative amount of your payments. The Payment Enhancements, as a percentage of payments, are shown in the table below.


  CUMULATIVE PAYMENTS    PAYMENT ENHANCEMENT*
  -------------------    --------------------
 $10,000 to $499,999             3.0%
$500,000 to $2,499,999           4.0%
 $2,500,000 and above            5.0%


Payment Enhancements are payable as a percentage of the payment being made. The two examples below demonstrate how the Payment Enhancement is calculated:

EXAMPLE 1. Assume an initial payment of $400,000 and a subsequent payment of $200,000. Payment Enhancements would be determined as follows:

     - A Payment Enhancement of $12,000 (3% x $400,000) would be allocated among the Investment Options in proportion to the allocation of the $400,000 initial payment,

     - A Payment Enhancement of $8,000 (4% x $200,000) would be allocated among the Investment Options in proportion to the allocation of the $200,000 subsequent payment.

EXAMPLE 2. Assume an initial payment of $200,000 and a subsequent payment of $400,000. Payment Enhancements would be determined as follows:

     - A Payment Enhancement of $6,000 (3% x $200,000) would be allocated among the Investment Options in proportion to the allocation of the $200,000 initial payment,

     - A Payment Enhancement of $16,000 (4% x $400,000) would be allocated among the Investment Options in proportion to the allocation of the $400,000 subsequent payment.

* Promotional Payment Enhancement rates that are currently in effect for new Contracts are higher (see "Description of the Contract - Payment Enhancements").

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                             (JOHN HANCOCK(R) LOGO)

                             JOHN HANCOCK ANNUITIES

                                             Statement of Additional Information
                                                         dated February 12, 2007

                       Statement of Additional Information
       John Hancock Life Insurance Company of New York Separate Account A

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment individual deferred combination fixed and variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York as follows:

                  PROSPECTUSES ISSUED BY JOHN HANCOCK NEW YORK
           (to be read with this Statement of Additional Information)
                        Venture Vantage Variable Annuity
                            Venture Variable Annuity
                           Wealthmark Variable Annuity
                          Venture III Variable Annuity
                         Wealthmark ML3 Variable Annuity
                         Venture Vision Variable Annuity

You may obtain a copy of the Prospectuses listed above by contacting us at the following addresses:

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
            Annuity Service Center                 Mailing Address
              601 Congress Street               Post Office Box 55013
       Boston, Massachusetts 02210-2805   Boston, Massachusetts 02205-5013
       (877) 391-3748 or (800) 551-2078      www.johnhancocknewyork.com

JHNY SEP ACCT A SAI 2/07

                                Table of Contents

GENERAL INFORMATION AND HISTORY...........................................     3
ACCUMULATION UNIT VALUE TABLES............................................     3
SERVICES..................................................................     3
   Independent Registered Public Accounting Firm..........................     3
   Servicing Agent........................................................     3
   Principal Underwriter..................................................     3
   Special Compensation and Reimbursement Arrangements....................     4
APPENDIX A: AUDITED FINANCIAL STATEMENTS..................................   A-1

                         General Information and History

John Hancock Life Insurance Company of New York Separate Account A (the "Separate Account") (formerly, The Manufacturers Life Insurance Company of New York Separate Account A) is a separate investment account of John Hancock Life Insurance Company of New York ("we" or "us"), a stock life insurance company organized under the laws of New York in 1992. John Hancock New York's principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. It also has an Annuity Service Center located at 601 Congress Street, Boston, Massachusetts 02210. John Hancock New York is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA") (formerly, The Manufacturers Life Insurance Company of New York), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. The ultimate parent of John Hancock USA is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

John Hancock New York established the Separate Account on March 4, 1992 as a separate account under the laws of New York.

Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                         Accumulation Unit Value Tables

The Accumulation Unit Value Tables are located in Appendix U of the product prospectus.

                                    Services




Independent Registered Public Accounting Firm

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and the financial statements of John Hancock Life Insurance Company of New York Separate Account A at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

- daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

-    semimonthly commission statements;

-    monthly summaries of agent production and daily transaction reports;

-    semiannual statements for contract owners; and

-    annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

Principal Underwriter


John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting commissions paid to JH Distributors in 2006, 2005, 2004, 2003 were $516,555,523, $510,874,858 and $403,619,081, respectively. JH
Distributors did not retain any of these amounts during such periods.

Special Compensation and Reimbursement Arrangements

JH Distributors pays compensation to broker-dealers for the promotion and sale of the policies. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis.

The registered representative through whom your contract is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the contracts is not paid directly by contract owner but will be recouped through the fees and charges imposed under the contract.

Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms. The terms of such arrangements may differ among broker-dealer firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

- Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm's conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the contracts, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

- Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

- Payments based upon "assets under management." These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

Signator Investors, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                    APPENDIX A: Audited Financial Statements

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York
(formerly the Manufacturers Life Insurance Company of New York)
Years ended December 31, 2005, 2004 and 2003

              THE JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
        (FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

                         AUDITED FINANCIAL STATEMENTS

                 Years ended December 31, 2005, 2004 and 2003

                                   CONTENTS

Report of Independent Registered Public Accounting Firm                       1
Audited Financial Statements
Balance Sheets                                                                2
Statements of Income                                                          3
Statements of Changes in Shareholder's Equity                                 4
Statements of Cash Flows                                                      5
Notes to Financial Statements                                                 6

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
The John Hancock Life Insurance Company of New York

We have audited the accompanying balance sheets of The John Hancock Life Insurance Company of New York ("the Company") as of December 31, 2005 and 2004, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The John Hancock Life Insurance Company of New York at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2004 the Company changed its method of accounting for certain nontraditional long duration contracts and for separate accounts.

                                                     /s/ ERNST & YOUNG, LLP

Boston, Massachusetts
March 21, 2006

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
(FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

BALANCE SHEETS

As at December 31
ASSETS (In thousands)                                           2005         2004
---------------------                                       ------------ ------------
Investments
Fixed-maturity securities available-for-sale, at fair value
(amortized cost: 2005 $256,611; 2004 $210,481)              $    256,315 $    211,834
Investment in unconsolidated affiliate                               800          800
Policy loans                                                      21,564       17,960
Short-term investments                                           169,414      166,497
                                                            ------------ ------------
TOTAL INVESTMENTS                                           $    448,093 $    397,091
                                                            ------------ ------------
Cash and cash equivalents                                         24,144       35,947
Accrued investment income                                         12,549        8,895
Deferred acquisition costs                                       248,817      191,464
Deferred sales inducements                                        30,065       27,153
Federal income tax recoverable from affiliates                       624          864
Other assets                                                      13,363        2,373
Due from reinsurers                                               17,176       10,122
Separate account assets                                        4,103,680    3,065,926
                                                            ------------ ------------
TOTAL ASSETS                                                $  4,898,511 $  3,739,835
                                                            ============ ============
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Policyholder liabilities and accruals                       $    472,158 $    433,518
Payable to affiliates                                             10,060        8,418
Payable for undelivered securities                                 7,238           --
Deferred income taxes                                             49,831       30,464
Other liabilities                                                 18,893       17,048
Separate account liabilities                                   4,103,680    3,065,926
                                                            ------------ ------------
TOTAL LIABILITIES                                           $  4,661,860 $  3,555,374
                                                            ------------ ------------
Shareholder's equity:
Common stock                                                $      2,000 $      2,000
Additional paid-in capital                                       113,306      113,306
Retained earnings                                                121,276       68,721
Accumulated other comprehensive income                                69          434
                                                            ------------ ------------
TOTAL SHAREHOLDER'S EQUITY                                  $    236,651 $    184,461
                                                            ------------ ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                  $  4,898,511 $  3,739,835
                                                            ============ ============

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
(FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

STATEMENTS OF INCOME

For the years ended December 31
(In thousands)                                                               2005       2004      2003
-------------------------------                                           ----------  --------- ---------
REVENUES:
Fees from separate accounts and policyholder liabilities                  $   73,052  $  46,271 $  30,440
Premiums                                                                         302        348       487
Net investment income                                                         80,856     48,965    38,973
Net realized investment gains (losses)                                          (263)     3,015     3,067
                                                                          ----------  --------- ---------
TOTAL REVENUE                                                             $  153,947  $  98,599 $  72,967
                                                                          ----------  --------- ---------
BENEFITS AND EXPENSES:
Policyholder benefits and claims                                          $   14,067  $  26,299 $  20,020
Amortization of deferred acquisition costs and deferred sales inducements     29,339      1,062     9,081
Other insurance expenses                                                      33,471     24,313    15,815
                                                                          ----------  --------- ---------
TOTAL BENEFITS AND EXPENSES                                               $   76,877  $  51,674 $  44,916
                                                                          ----------  --------- ---------
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING
  PRINCIPLE                                                                   77,070     46,925    28,051
                                                                          ----------  --------- ---------
INCOME TAX EXPENSE                                                            24,515     15,422     9,024
                                                                          ----------  --------- ---------
INCOME AFTER INCOME TAXES AND BEFORE CHANGE IN ACCOUNTING
  PRINCIPLE                                                                   52,555     31,503    19,027
                                                                          ----------  --------- ---------
CHANGE IN ACCOUNTING PRINCIPLE                                                    --        287        --
                                                                          ----------  --------- ---------
NET INCOME                                                                $   52,555  $  31,790 $  19,027
                                                                          ==========  ========= =========

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
(FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                                 Accumulated
                                                                    Other         Total
                             Common    Additional     Retained  Comprehensive Shareholder's
(In thousands)               Stock   Paid-in Capital  Earnings  Income (Loss)    Equity
--------------              -------- --------------- ---------- ------------- -------------
Balance, January 1, 2003    $  2,000   $  113,306    $   17,904    $ 2,690     $  135,900
                            --------   ----------    ----------    -------     ----------
Comprehensive income (loss)       --           --        19,027       (140)        18,887
                            --------   ----------    ----------    -------     ----------
BALANCE, DECEMBER 31, 2003  $  2,000   $  113,306    $   36,931    $ 2,550     $  154,787
                            --------   ----------    ----------    -------     ----------
Comprehensive income (loss)       --           --        31,790     (2,116)        29,674
                            --------   ----------    ----------    -------     ----------
BALANCE, DECEMBER 31, 2004  $  2,000   $  113,306    $   68,721    $   434     $  184,461
                            --------   ----------    ----------    -------     ----------
Comprehensive income (loss)       --           --        52,555       (365)        52,190
                            --------   ----------    ----------    -------     ----------
BALANCE, DECEMBER 31, 2005  $  2,000   $  113,306    $  121,276    $    69     $  236,651
                            ========   ==========    ==========    =======     ==========

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

(FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

STATEMENTS OF CASH FLOWS

For the years ended December 31
(In thousands)                                                           2005       2004       2003
-------------------------------                                       ---------  ---------  ---------
CASH FLOW FROM OPERATING ACTIVITIES:

Net income                                                            $  52,555  $  31,790  $  19,027
Adjustments to Reconcile Net Income to Net Cash Provided by Operating
Activities:
Change in accounting principle                                               --       (287)        --
Change in net realized investment (gains) losses                            263     (3,015)    (3,067)
Change in due from reinsurers                                            (7,054)    (3,124)       570
Change in policyholder liabilities and accruals                          10,351     12,227       (238)
Deferred acquisition costs capitalization                               (81,652)   (55,894)   (41,751)
Deferred acquisition costs amortization                                  25,116       (962)     7,876
Deferred sales inducements capitalization                                (6,999)    (5,958)    (4,890)
Deferred sales inducements amortization                                   4,223      2,024      1,205
Deferred tax provision                                                   19,564     15,560      8,467
Change in other assets and other liabilities                             (5,532)     9,358      2,342
Other adjustments, net                                                   (2,566)     2,711        498
                                                                      ---------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIIVITIES                            $   8,269  $   4,430  $  (9,961)
                                                                      =========  =========  =========
CASH FLOW FROM INVESTMENT ACTIVITIES:

Fixed-maturity securities sold, matured or repaid                     $ 132,430  $ 111,928  $  96,962
Fixed-maturity securities purchased                                    (181,590)  (175,841)  (120,016)
Short-term investments net                                               (2,834)    39,437    (26,472)
Net change in policy loans                                               (3,604)    (6,851)    (3,783)
Net change in payable for undelivered securities                          7,238         --         --
                                                                      ---------  ---------  ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                             $ (48,360) $ (31,327) $ (53,309)
                                                                      ---------  ---------  ---------
CASH FLOW FROM FINANCING ACTIVITIES:

Net reinsurance consideration                                         $  (7,054) $  (3,124) $     570
Increase (decrease) in account balances subject to reinsurance            7,054      3,124       (570)
Deposits and interest credited to policyholder account balances         174,846    112,541    137,285
Net transfers to separate accounts from policyholders funds             (73,030)   (24,456)   (18,172)
Return of policyholder funds                                            (73,528)   (44,235)   (35,173)
                                                                      ---------  ---------  ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             $  28,288  $  43,850  $  83,940
                                                                      ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents during the year      $ (11,803) $  16,953  $  20,670
                                                                      ---------  ---------  ---------
Cash and cash equivalents at beginning of year                           35,947     18,994     (1,676)
                                                                      ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  24,144  $  35,947  $  18,994
                                                                      =========  =========  =========

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

         (FORMERLY THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2005
                   ( $ in thousands unless otherwise stated)

1.     ORGANIZATION

       John Hancock Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department (the "Department") granted the Company a license to operate on July 22, 1992. Effective January 1, 2002, the Company became a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A) ("JHUSA"). Prior to this, the Company was a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America. JHUSA is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI in turn is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial". JH USA was formerly known as The Manufacturers Life Insurance Company (U.S.A.).

       The Company was formerly known as The Manufacturers Life Insurance Company of New York. As a result of the 2004 merger between MFC and John Hancock Financial Services, Inc., ("JHFS"), the Company changed its name to John Hancock Life Insurance Company of New York effective January 1, 2005.

       The Company mainly offers and issues individual and group annuity contracts. More recently, it has begun to offer and issue more individual life insurance and group pension contracts. All of these contracts (collectively, the "contracts") are sold exclusively in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invest in either the shares of various portfolios of the John Hancock Trust ("JHT"), formerly Manufacturers Investment Trust ("MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

       John Hancock Investment Management Services, LLC ("JHIMS"), formerly Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to JHT. On October 1, 2002, JHUSA exchanged a 30% ownership interest in JHIMS for one common share of the Company. This transaction increased the Company's ownership of JHIMS from 10% to 40%. On November 1, 2005, JHIMS amended its Limited Liability Company Agreement to admit a new member. This amendment decreased the company's ownership in JHIMS to 38% at December 31, 2005. The Company's investment in JHIMS amounts to $800 and is accounted for using the equity method.

2.     SIGNIFICANT ACCOUNTING POLICIES

    a) Basis of Presentation

       The accompanying financial statements of the Company have been prepared in conformity with United States generally accepted accounting principals ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    b) Investments

       The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using a first-in, first-out method where the first security purchased is the first security sold. A decline in the value of a specific security that is considered other-than-temporary results in a write-down of the cost basis of the security and a charge to income in the period of recognition. Unrealized gains and losses, other than unrealized losses that are considered to be other-than-temporary, are reflected in accumulated other comprehensive income after adjustments for deferred income taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed securities included in the fixed-maturity securities, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

       Policy loans are reported at aggregate unpaid balances, which approximate fair value.

       Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at fair value with changes in fair value recorded through unrealized gains (losses).

    c) Cash Equivalents

       The Company considers all liquid debt instruments purchased with an original maturity date of 90 days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

    d) Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

       Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits for such unrealized gains (losses). The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed. As of December 31, 2005 the Company's DAC was deemed recoverable. The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual annuity products. Those inducements that are incremental to amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement are capitalized at inception. The capitalized amounts are then amortized over the life of the underlying contracts consistent with the methodology used to amortize DAC.

    e) Policyholder Liabilities and Accruals

       For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

    f) Separate Accounts

       Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to variable annuity and variable life contracts as well as for group pension business, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at fair value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

    g) Revenue Recognition

       Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discounts, where applicable.

    h) Policyholder Benefits and Claims

       Benefits for variable annuity and variable life contracts, for universal life insurance contracts and for investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

    i) Income Taxes

       Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards 109 "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of the deferred tax asset is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

    j) Recent Accounting Pronouncements

          Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments ("SFAS No.155")

       In February, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155 which is an amendment of FASB Statements No. 133 and No. 140, and which brings consistency to accounting and reporting for certain hybrid financial instruments by simplifying, and eliminating exceptions to the accounting for them. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

       SFAS No. 155 will be effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is unable to estimate the impact on its financial position and results of operations of adopting SFAS 155.

       Statement of Position 05-1- "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1")

       In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.

       SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective adoption is not permitted. The Company is not able to estimate the impact on its financial position and results of operations of adopting SOP 05-1.

       Statement of Financial Standards No. 154--Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS No. 154")

       In May, 2005, the FASB issued SFAS No 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the accounting and reporting requirements for a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

       SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and reporting a change in accounting estimate, and also carries forward requirements for justification of a change in accounting principle on the basis of preferability.

       SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

    k) Cumulative Effect of Accounting Changes

          Statement of Position 03-1--"Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1")

       In July 2003, the AcSEC of the AICPA issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contractholders. SOP 03-1 was effective for the Company's financial statements on January 1, 2004. These financial statements reflect adoption of SOP 03-1 as of January 1, 2004 and resulted in an increase in shareholders equity of $287 (net of tax of $154) and an increase in net income of $287 (net of tax of $154).

    l) Reclassifications

       Certain prior year amounts have been reclassified to conform to the current year presentation.

3.     INVESTMENTS AND INVESTMENT INCOME

    a) Fixed-Maturity Securities

       At December 31, 2005 and 2004, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                    Gross Unrealized Gross Unrealized
     As at December 31, 2005         Amortized Cost      Gains            Losses      Fair Value
     -----------------------         -------------- ---------------- ---------------- ----------
     U.S. government                   $  148,727       $  1,154         $  (868)     $  149,013
     Corporate securities                  96,559            206            (580)         96,185
     Foreign governments                   11,325             --            (208)         11,117
                                       ----------       --------         -------      ----------
     Total Fixed-Maturity Securities   $  256,611       $  1,360         $(1,656)     $  256,315
                                       ==========       ========         =======      ==========

                                                    Gross Unrealized Gross Unrealized
     As at December 31, 2004         Amortized Cost      Gains            Losses      Fair Value
     -----------------------         -------------- ---------------- ---------------- ----------
     U.S. government                   $   64,069       $  1,201         $  (419)     $   64,851
     Corporate securities                 135,024            923            (430)        135,517
     Foreign governments                   11,388             95             (17)         11,466
                                       ----------       --------         -------      ----------
     Total Fixed-Maturity Securities   $  210,481       $  2,219         $  (866)     $  211,834
                                       ==========       ========         =======      ==========

       Proceeds from sales of fixed-maturity securities during 2005 were $132,430 (2004 $58,924; 2003 $67,912). Gross gains of $95 and gross losses of $301 were realized on those sales (gross gains and losses were $3,380 and $365 for 2004 and $3,470 and $452 for 2003, respectively).

       The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary Relevant facts and circumstances include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer; and (3) the Company's ability and intent to hold the security to maturity or until it recovers. To the extent the Company determines that a security is deemed to be other-than-temporarily impaired, the difference between book value and market value would be recorded as a realized loss.

       At December 31, 2005, there were 64 debt securities that had a gross unrealized loss of $1,656. These securities had a fair value of $211,273 at December 31, 2005. The amount of unrealized losses related to fixed maturity securities in an unrealized loss position for greater than twelve months was $1,090 on 24 securities with a fair value of $78,789 at December 31, 2005. The Company has the ability and intent to hold these debt securities until they recover or mature. The contractual maturities of fixed-maturity securities at December 31, 2005 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Also, corporate requirements and investment strategies may result in the sale of investments before maturity.

                                            Amortized Cost Fair Value
                                            -------------- ----------
     Fixed-maturity securities
     Due in one year or less                  $  110,856   $  110,479
     Due after one through five years             81,977       81,169
     Due after five years through ten years       33,748       33,576
     Due after ten years                          30,030       31,091
                                              ----------   ----------
     TOTAL FIXED-MATURITY SECURITIES          $  256,611   $  256,315
                                              ==========   ==========

       Fixed-maturity securities with a fair value of $495 and $479 at December 31, 2005 and 2004, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

    b) Investment Income

       Income by type of investment was as follows:

     For the year ended December 31    2005       2004       2003
     ------------------------------ ---------  ---------  ---------
     Fixed-maturity securities      $  12,864  $   5,594  $   6,100
     Other invested assets             67,060     40,759     30,124
     Short-term investments             1,317      2,953      3,046
                                    ---------  ---------  ---------
     Gross investment income           81,241     49,306     39,270
                                    ---------  ---------  ---------
     Investment expenses                 (385)      (341)      (297)
                                    ---------  ---------  ---------
     NET INVESTMENT INCOME          $  80,856  $  48,965  $  38,973
                                    =========  =========  =========

       The Company includes income earned from its investment in JHIMS in the other invested assets category. Income earned from the Company's investment in JHIMS was $65,793, $39,907, and $29,471 for the years ended December 31, 2005, 2004, and 2003, respectively.

    c) Significant Equity Interests

       As of November 1, 2005 the Company holds a 38% interest in JHIMS, (From January 1, 2003 to October 31, 2005 a 40% interest) which is accounted for using the equity method whereby the Company recognizes its proportionate share of JHIMS net income or loss.

       As of December 31, 2005, total assets for JHIMS were $27,968 (2004-$11,192), and total liabilities were $25,863 (2004-$9,214). For the year ended December 31, 2005, net income was $164,500 (2004-$99,769; 2003-$73,678).

4.     COMPREHENSIVE INCOME

       Total comprehensive income was as follows:

       For the year ended December 31                                     2005       2004       2003
       ------------------------------                                  ---------  ---------  ---------
       Net income                                                      $  52,555  $  31,790  $  19,027
       Other comprehensive income, net of tax:
          Unrealized holding gains (losses) arising during the year         (536)    (1,240)     1,854
          Less:
          Reclassification adjustment for net realized (losses) gains
            included in net income                                          (171)       876      1,994
                                                                       ---------  ---------  ---------
       Other comprehensive income (loss)                                    (365)    (2,116)      (140)
                                                                       ---------  ---------  ---------
       COMPREHENSIVE INCOME                                            $  52,190  $  29,674  $  18,887
                                                                       =========  =========  =========

       Other comprehensive income is reported net of income tax benefits of $196, $1,139 and $75 for the years ended December 31, 2005, 2004 and 2003, respectively.

5.     DEFERRED ACQUISITION COSTS ("DAC") AND DEFERRED SALES INDUCEMENTS ("DSI")

       The components of the change in DAC were as follows:

       For the year ended December 31                                              2005        2004
       ------------------------------                                           ----------  ----------
       Balance at January 1                                                     $  191,464  $  132,132
       Change in accounting principle                                                            1,948
       Capitalization                                                               81,652      55,894
       Amortization                                                                (25,116)        962
       Effect of net unrealized gains (losses) on securities available-for-sale        817         528
                                                                                ----------  ----------
       BALANCE AT DECEMBER 31                                                   $  248,817  $  191,464
                                                                                ==========  ==========

       The components of the change in DSI were as follows:

     For the year ended December 31                                              2005       2004
     ------------------------------                                           ---------  ---------
     Balance at January 1                                                     $  27,153  $  23,280
     Capitalization                                                               6,999      5,958
     Amortization                                                                (4,223)    (2,024)
     Effect of net unrealized gains (losses) on securities available-for-sale       136        (61)
                                                                              ---------  ---------
     BALANCE AT DECEMBER 31                                                   $  30,065  $  27,153
                                                                              =========  =========

6.     INCOME TAXES

       The components of income tax expense (benefit) were as follows:

     For the year ended December 31   2005       2004      2003
     ------------------------------ --------- ---------  --------
     Current expense (benefit)      $   4,952 $    (138) $    220
     Deferred expense                  19,563    15,560     8,804
                                    --------- ---------  --------
     TOTAL EXPENSE                  $  24,515 $  15,422  $  9,024
                                    ========= =========  ========

       Total expenses differ from the statutory rate due principally to the dividends received deduction. The tax benefit resulting from the dividends received deduction was $1,707, $1,019, and $ 800 for the years ended December 31, 2005, 2004 and 2003, respectively.

       Components of the Company's net deferred tax liability were as follows:

     As at December 31                                    2005        2004
     -----------------                                 ----------  ----------
     Deferred tax assets:
     Reserves                                          $   27,052  $   13,920
     Net operating loss carry-forwards                         --       5,172
                                                       ----------  ----------
     Deferred tax assets                                   27,052      19,092
                                                       ----------  ----------
     Deferred tax liabilities:
     Deferred acquisition costs                           (55,425)    (46,134)
     Unrealized gains on securities available-for-sale        166        (364)
     Reinsurance                                          (19,994)     (2,515)
     Other                                                 (1,630)       (543)
                                                       ----------  ----------
     Deferred tax liabilities                             (76,883)    (49,556)
                                                       ----------  ----------
     NET DEFERRED TAX LIABILITY                        $  (49,831) $  (30,464)
                                                       ==========  ==========

       The Company will file a separate federal and State of New York income tax return. Prior to 2002, the Company filed a consolidated tax return with the Manufacturers Life Insurance Company of North America. A tax sharing agreement set forth the manner in which each company's provision (benefit) was computed as if it filed a separate tax return. The tax charge to each of the respective companies was not more than that company would have paid on a separate return basis.

       The Company paid an installment of $4,744 for 2005 and $308 for 2004. For 2003, the Company received a refund of $153.

       At December 31, 2005 and 2004, the Company had operating loss carry-forwards of $0 and $14,778, respectively. The Company believes that it will realize the full benefit of its deferred tax assets.

7.     SHAREHOLDER'S EQUITY

       The Company has one class of common stock:

     As at December 31                       2005     2004
     -----------------                     -------- --------
     Authorized:
     3,000,000 Common shares, par value $1       --       --
     Issued and outstanding:
     2,000,001 Common shares               $  2,000 $  2,000
                                           -------- --------

       The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net statutory gain from operations. The aggregate statutory capital and surplus of the Company at December 31, 2005 was $100,870 (2004, $50,980). The aggregate statutory net income of the Company for the year ended 2005 was $13,230 (2004, $20,629; 2003, $2,401, respectively).
       State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP followed by stock life insurance companies in the United States. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves. NAIC statutory reserving guidelines and/or interpretations of those guidelines may change in the future. Such changes may require the Company to modify, perhaps materially, its statutory-based reserves for variable annuity contracts.

8.     CAPITAL MAINTENANCE AGREEMENT

       Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus as a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

9.     REINSURANCE

       At December 31, 2005, the Company had treaties with nineteen re-insurers, seventeen non-affiliated and two affiliated. The per policy life risk retained by the Company is 10% of a policy, up to a maximum of $100. The Company remains liable for amounts ceded in the event that re-insurers do not meet their obligations. In 2005, there were three recoveries under these agreements totaling a recovery of $1,906 on $3,214 of death claims.

       At December 31, 2005, the Company had deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $3,828 and $3,492 in reinsurance premiums for the years ended December 31, 2005 and 2004, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

       Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

10.    RELATED PARTY TRANSACTIONS

       The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an administrative services agreement effective for 2001 and beyond, all inter-company services, except for investment services, are billed through JHUSA to the Company. Prior to 2001, such services were billed directly by MLI. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2005, 2004, and 2003, the Company was billed administrative and investment service expenses of $34,562, $23,450 and $21,860, respectively, from the MLI group of affiliated companies. At December 31, 2005 and 2004, the Company had a net liability to the MLI group of affiliated companies of $9,743 and $7,301, respectively, for services provided.

       Effective January 1, 2002, Manulife Financial Services LLC, a wholly owned subsidiary of JHUSA, became the exclusive distributor of all contracts issued by the Company. For the years ended December 31, 2005, 2004, and 2003, the Company was billed underwriting commissions of $79,589, $53,748 and $38,351, respectively. The Company had a net liability for services provided of $317 and $1,117 at December 31, 2005 and 2004, respectively. In addition, the Company had a receivable from JHIMS relating to distributions of $7,011 and $3,677, which was included in accrued investment income at December 31, 2005 and 2004, respectively.

11.    EMPLOYEE BENEFITS

    a) Retirement Plan

       The Company participates in a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" (the "Plan"), which is sponsored by the Company's parent, JHUSA.

       The Plan provides benefits to participants who have three years of vesting service with the Company. Such benefits are a function of the length of service with the Company as well as the final average earnings of the plan participant. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available, including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for plan participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

       Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Constant Maturity yields plus 0.25%, but no less than 5.25% per year.

       Actuarial valuations of projected plan benefit obligations are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of plan participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are accounted for by the plan sponsor in the current period. Vested benefits are fully funded. Experience gains and losses outside of a corridor are amortized into the income of the sponsor over the estimated average remaining service lives of the plan participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

       The projected benefit obligation to the participants of the Plan was $85.0 million in 2005 and $78.3 million in 2004. The accumulated benefit obligation was $74.0 million in 2005 and $69.2 million in 2004. This was based on an assumed interest rate of 5.50% and 5.75% respectively. The fair value of the Plan assets totaled $71.1 million in 2005 and $74.0 million in 2004. The expected return on plan assets was 8.25% in both 2005 and 2004, respectively. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2005, 2004, and 2003 respectively.

    b) 401(k) Plan

       The Company participates in a defined contribution 401(k) Savings Plan sponsored by JHUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material for the year ended December 31, 2005, 2004, and 2003, respectively.

    c) Postretirement Benefit Plan

       In addition to the above plans, the Company participates in a postretirement benefit plan that is sponsored by JHUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. It provides medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement, with a maximum of $150. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

       The postretirement benefit cost, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains/losses arising from differences between actuarial assumptions and actual experience, is accounted for by the plan sponsor JHUSA. This plan is unfunded.

12.    COMMITMENTS AND CONTINGENCIES

    a) The Company leases office space under various operating lease agreements, which will expire in December of 2006. For the years ended December 31, 2005, 2004, and 2003 the Company incurred rent expense of $181, $160, and $244, respectively.

       The minimum lease payments associated with the office space under the operating lease agreements are as follows:

                          Year  Minimum Lease Payments
                          ----  ----------------------
                          2006          $  93
                                        -----
                          TOTAL         $  93
                                        =====

       The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

    b) Legal Proceedings. The Company is regularly involved in litigation both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission and other government and regularity bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning compliance with, among other things, insurance laws, securities laws, and laws governing activities of broker-dealers. As with many other companies in the financial industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing, late training and sales compensation and broker-dealer practices with respect to variable investment options underlying variable life and annuity products and other separate account products. It is believed that these inquiries are similar to those made to many financial services companies by various agencies into practices, policies and procedures relating to trading in mutual funds shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                   2005                  2004
                                           --------------------- ---------------------
                                            Carrying    Fair      Carrying    Fair
                                             Value      Value      Value      Value
                                           ---------- ---------- ---------- ----------
     Assets:
     Fixed-maturity securities             $  256,315 $  256,315 $  211,834 $  211,834
     Policy loans                              21,564     21,564     17,960     17,960
     Short-term investments                   169,414    169,414    166,497    166,497
     Cash                                      24,144     24,144     35,947     35,947
     Separate account assets                4,103,680  4,103,680  3,065,926  3,065,926

     Liabilities:
     Policyholder liabilities and accruals $  472,158 $  440,963 $  433,518 $  409,386
     Separate account liabilities           4,103,680  4,103,680  3,065,926  3,065,926

       The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

       Fixed-Maturity Securities: Fair values for fixed-maturity securities were obtained from an independent pricing service.

       Policy Loans: Carrying values approximate fair values.

       Short-Term Investments and Cash: Carrying values approximate fair values.

       Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

       Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk are estimated to be the net cash surrender value or the cost the Company would incur to extinguish the liability.

14.    CERTAIN SEPARATE ACCOUNTS

       The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees (variable contracts with guarantees) which are discussed more fully below.

       During 2005 and 2004, there were no gains or losses on transfers of assets from the general account to the separate accounts. The assets supporting the variable portion of the variable annuity contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in policyholder benefits in the Company's statements of income. Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line items in the Company's statements of income.

       The variable annuity contracts are issued through separate accounts and the Company contractually guarantees, upon the death of the covered life, either (a) return of no less than total deposits made to the contract less any partial withdrawals, or (b) the highest contract value on any contract anniversary date minus any withdrawals following the contract anniversary. Business issued after December 31, 2002 provides for a reduction in the death benefit on a proportional basis for partial withdrawals; business issued before that date provides for a reduction on a dollar-for-dollar basis. As of December 31, 2005, 34% of the inforce contract values have a reduction of benefit on a dollar-for-dollar basis and 66% on a proportional basis.

       In September 2001, the Company introduced a Guaranteed Income Benefit Rider ("GRIP"), which provides a guaranteed minimum annuity payout if the policy holder elects to annuitize after a waiting period of 10 years. In December 2002, the GRIP rider was replaced by a newer version
       - GRIP II, which provides a more generous benefit base but with a higher rider charge. The Company discontinued the sales of the GRIP and GRIP II, riders in 2004.

       In 2004 the Company introduced a Guaranteed Minimum Withdrawal Benefit Rider ("GMWB") named Principal Plus ("PP"). The rider provides a guaranteed withdrawal amount termed the Guaranteed Withdrawal Balance ("GWB") as long as withdrawals do not exceed 5% per year of the GWB. In 2005, a newer version of the GMWB rider - Principal Plus for Life ("PPFL") was introduced. The new version retains all the functionality of the PP rider, plus it adds an alternative guarantee of a Life Time Income Amount available for the life of a covered person.

       Reinsurance has been utilized to mitigate risk related to Guaranteed Minimum Death Benefits ("GMDB") and Guaranteed Minimum Income Benefits ("GMIB").

       The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed on the following page are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level. The tables below show the net amounts at risk both gross and net of reinsurance for variable annuity contracts with guarantees at December 31, 2005 and 2004.

                                                                     December 31, December 31,
GUARANTEED MINIMUM DEATH BENEFIT                                         2005         2004
--------------------------------                                     ------------ ------------
                                                                           (In millions)
Return of net deposits
Account value                                                         $    392.8   $    232.7
Net amount at risk - gross                                                   0.6          2.0
Net amount at risk - net                                                     0.0          0.6

Highest anniversary account value minus withdrawals post-anniversary
Account value                                                         $  2,860.5   $  2,196.7
Net amount at risk - gross                                                 132.1        164.4
Net amount at risk - net                                                    39.8         49.2

Guaranteed Minimum Income Benefit
Account value                                                         $    741.8   $    696.7
Net amount at risk - gross                                                   3.0          1.0
Net amount at risk - net                                                     0.0          0.0

Guaranteed Minimum Withdrawal Benefit
Account value                                                         $    918.9   $    224.1
Net amount at risk - gross                                                   0.3          0.0
Net amount at risk - net                                                     0.3          0.0

       For purposes of modeling risk, account balances of variable contracts with guarantees have been mapped to the following investment categories as of December 31, 2005 and December 31, 2004, respectively:

                                                                      December 31, December 31,
Asset Class               Index                                           2005         2004
-----------               -----                                       ------------ ------------
                                                                            (In millions)
Large Cap Equity          S&P 500                                      $    901.1   $    750.8
High Quality Bond         Ibbottson US Intermediate Term Gov't Bond         617.2        271.8
High Yield Bond           Ibbottson Domestic High Yield Bond                 56.0         62.0
Balanced                  60% Large Cap Equity, 40% High Quality Bond     1,152.2        663.3
Small Cap Equity          Ibbottson US Small Cap Stock                      255.7        244.7
International Equity      MSCI EAFE                                          87.9         71.0
Global Equity             MSCI World                                         40.6         35.0
Real Estate               NAREIT                                             25.1         23.7
                                                                       ----------   ----------
                          Total                                        $  3,135.8   $  2,122.3
                                                                       ==========   ==========

       The following table summarizes the gross reserves and ceded assets for guarantees on variable contracts reflected in the general account as of December 31, 2005:

                                                  (In millions)
                                        --------------------------------
                                         GMDB     GMIB     GMWB   Totals
                                        ------  -------  -------  ------
       Balance at January 1, 2005       $  6.2  $   1.5  $   0.0  $  7.7
       Incurred guaranteed benefits       (3.6)    (0.0)    (0.0)   (3.6)
       Other reserve changes               5.2      0.4     (1.5)    4.1
                                        ------  -------  -------  ------
       Balance at December 31, 2005        7.8      1.9     (1.5)    8.2
       Reinsurance recoverable             0.0     (8.2)    (0.0)   (8.2)
                                        ------  -------  -------  ------
       Net Balance at December 31, 2005 $  7.8  $  (6.3) $  (1.5) $  0.0
                                        ======  =======  =======  ======

       The gross reserve and ceded asset for GMDB and the gross reserve for GMIB are determined using SOP 03-1. The gross reserve for GMWB and the ceded asset for GMIB are determined according to FAS 133. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that assumptions should be revised. The following assumptions and methodology were used to determine the above amounts:

           .   Mean return and volatility assumptions have been determined for each of the asset classes noted above. For FAS 133 purposes, risk neutral assumptions have been used.
           .   1,000 stochastically generated investment performance scenarios were generated from the return and volatility assumptions.
           .   Annuity mortality was assumed to be 90% of the Annuity 2000 table.
           .   Annuity lapse rates vary by contract type and duration and range from 1 percent to 45 percent.
           .   Partial withdrawal rates are approximately 4% per year.
           .   The discount rate is 7.0% (in-force issued pre-2004) or 6.4%
               (in-force issued in and post - 2004) in the SOP 03-1 calculations and 5% for FAS 133 calculations.

15.    Segment Information

       The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

       Protection Segment. Offers a variety of universal life and variable life insurance products. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

       Wealth Management Segment. Offers individual fixed and variable annuities. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

       Corporate Segment. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

       The following tables summarize selected financial information by segment for the periods indicated:

                                                                                          Wealth
          For the year ended December 31, 2005                             Protection   Management   Corporate  Consolidated
          ------------------------------------                             ----------  ------------ ----------  ------------
          Revenues:
          Revenues from external customers                                 $   17,448  $     55,899 $        7  $     73,354
          Net investment income                                                 2,192        17,867     60,797        80,856
          Net realized investment gains (losses)                                 (329)           75         (9)         (263)
                                                                           ----------  ------------ ----------  ------------
          Revenues                                                         $   19,311  $     73,841 $   60,795  $    153,947
                                                                           ==========  ============ ==========  ============
          Net Income:
          Net income                                                       $     (431) $     15,397 $   37,589  $     52,555
                                                                           ==========  ============ ==========  ============
          Supplemental Information:
          Equity in net income of investees accounted for by the equity
            method                                                         $       70  $     11,629 $   54,094  $     65,793
          Carrying value of investments accounted for by the equity method        688            --        112           800
          Amortization of deferred acquisition costs and deferred sales
            inducements                                                         9,367        19,972         --        29,339
          Income tax expense                                                     (619)        4,506     20,628        24,515
          Segment assets                                                   $  165,590  $  4,504,239 $  228,682  $  4,898,511
                                                                           ==========  ============ ==========  ============

                                                                                            Wealth
                                                                              Protection  Management   Corporate  Consolidated
         For the year ended December 31, 2004                                 ---------- ------------  ---------- ------------
         Revenues:
         Revenues from external customers                                     $   7,538  $     38,776  $      306 $     46,620
         Net investment income                                                      774         9,898      38,293       48,965
         Net realized investment gains (losses)                                      35         1,529       1,450        3,014
                                                                              ---------  ------------  ---------- ------------
         Revenues                                                             $   8,347  $     50,203  $   40,049 $     98,599
                                                                              =========  ============  ========== ============
         Net Income:
         Net income                                                           $    (661) $      7,968  $   24,483 $     31,790
                                                                              =========  ============  ========== ============
         Supplemental Information:
         Equity in net income of investees accounted for by the equity method $   1,742  $      5,489  $   32,676 $     39,907
         Carrying value of investments accounted for by the equity method            --            --         800          800
         Amortization of deferred acquisition costs and deferred sales
           inducements                                                            1,952          (890)         --        1,062
         Income tax expense                                                        (382)        2,114      13,690       15,422
         Segment assets                                                       $  98,088  $  3,461,994  $  179,753 $  3,739,835
                                                                              =========  ============  ========== ============

                                                                                          Wealth
                                                                            Protection  Management    Corporate  Consolidated
       For the year ended December 31, 2003                                 ---------- ------------  ----------  ------------
       Revenues:
       Revenues from external customers                                     $   5,146  $     25,786  $       (5) $     30,927
       Net investment income                                                      142         8,055      30,776        38,973
       Net realized investment gains (losses)                                     (44)        1,439       1,672         3,067
                                                                            ---------  ------------  ----------  ------------
       Revenues                                                             $   5,244  $     35,280  $   32,443  $     72,967
                                                                            =========  ============  ==========  ============
       Net Income:
       Net income                                                           $      74  $     (2,327) $   21,280  $     19,027
                                                                            =========  ============  ==========  ============
       Supplemental Information:
       Equity in net income of investees accounted for by the equity method $   1,045  $      3,958  $   24,468  $     29,471
       Carrying value of investments accounted for by the equity method            --            --         800           800
       Amortization of deferred acquisition costs and deferred sales
         inducements                                                            1,591         7,490          --         9,081
       Income tax expense                                                          64        (1,595)     10,555         9,024
       Segment assets                                                       $  47,159  $  2,531,112  $  129,409  $  2,707,680
                                                                            =========  ============  ==========  ============

UNAUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York
September 30, 2006

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     INDEX TO UNAUDITED FINANCIAL STATEMENTS

UNAUDITED FINANCIAL STATEMENTS:

Balance Sheets as of September 30, 2006 (Unaudited) and December 31,
2005 .....................................................................   F-2

Unaudited Statements of Income for the three months and nine months
ended September 30, 2006 .................................................   F-3

Unaudited Statements of Changes in Shareholder's Equity and
Comprehensive Income for the period ended September 30, 2006 .............   F-4

Unaudited Statements of Cash Flows for the period ended
September 30, 2006 .......................................................   F-5

Notes to Unaudited Financial Statements ..................................   F-6

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS


                                                             AS OF               AS OF
                                                      SEPTEMBER 30, 2006   DECEMBER 31, 2005
                                                      ------------------   -----------------
                                                          (UNAUDITED)        (IN THOUSANDS)
ASSETS
Investments
Fixed maturities:
   Available-for-sale - at fair value
      (cost: 2006 - $309,955, 2005 - $256,611) ....       $  310,752           $  256,315
Investment in unconsolidated affiliate ............              800                  800
Policy loans ......................................           26,936               21,564
Short-term investments ............................          185,871              169,414
                                                          ----------           ----------
      Total Investments ...........................          524,359              448,093
Cash and cash equivalents .........................           19,092               24,144
Accrued investment income .........................           15,576               12,549
Deferred acquisition costs ........................          285,830              248,817
Deferred sales inducements ........................           30,444               30,065
Federal income tax recoverable from affiliates ....               --                  624
Reinsurance recoverable ...........................           28,730               17,176
Other assets ......................................           15,813               13,363
Separate account assets ...........................        5,010,633            4,103,680
                                                          ----------           ----------
      Total Assets ................................       $5,930,477           $4,898,511
                                                          ==========           ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Future policy benefits ............................       $  507,948           $  472,158
Unearned revenue ..................................           14,963               10,674
Unpaid claims and claim expense reserves ..........            3,659                2,173
Amounts due to affiliates .........................           12,238               10,060
Amounts payable for securities ....................               --                7,238
Deferred income tax liability .....................           55,173               49,831
Other liabilities .................................           29,007                6,046
Separate account liabilities ......................        5,010,633            4,103,680
                                                          ----------           ----------
      Total Liabilities ...........................        5,633,621            4,661,860
Shareholder's Equity
Common stock ......................................            2,000                2,000
Additional paid in capital ........................          113,306              113,306
Retained earnings .................................          180,856              121,276
Accumulated other comprehensive income ............              694                   69
                                                          ----------           ----------
      Total Shareholder's Equity ..................          296,856              236,651
                                                          ----------           ----------
      Total Liabilities and Shareholder's Equity ..       $5,930,477           $4,898,511
                                                          ==========           ==========

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                         UNAUDITED STATEMENTS OF INCOME

                                                     THREE MONTHS          NINE MONTHS
                                                         ENDED                ENDED
                                                  SEPTEMBER 30, 2006   SEPTEMBER 30, 2006
                                                  ------------------   ------------------
                                                               (IN THOUSANDS)
REVENUES
   Premiums .................................          $   114              $    318
   Fee income ...............................           29,136                78,822
   Net investment income ....................           34,659                98,583
   Net realized investment losses ...........             (628)                 (738)
                                                       -------              --------
      Total revenues ........................           63,281               176,985
BENEFITS AND EXPENSES
   Benefits to policyholders ................            6,139                11,213
   Other operating costs and expenses .......            9,473                28,368
   Amortization of deferred acquisition
      costs and deferred sales inducements ..           11,916                47,946
                                                       -------              --------
      Total benefits and expenses ...........           27,528                87,527
Income before income taxes ..................           35,753                89,458
Income taxes ................................           12,036                29,878
                                                       -------              --------
Net income ..................................          $23,717              $ 59,580
                                                       =======              ========

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                            AND COMPREHENSIVE INCOME

                                                                                  ACCUMULATED
                                                         ADDITIONAL                  OTHER           TOTAL
                                                COMMON    PAID IN     RETAINED   COMPREHENSIVE   SHAREHOLDER'S   OUTSTANDING
                                                 STOCK    CAPITAL     EARNINGS       INCOME          EQUITY         SHARES
                                                ------   ----------   --------   -------------   -------------   -----------
                                                                               (IN THOUSANDS)
BALANCE AT JANUARY 1, 2006 ..................   $2,000    $113,306    $121,276        $ 69          $236,651        2,000
   Comprehensive income:
      Net income ............................                           59,580                        59,580
      Other comprehensive income, net of tax:
         Net unrealized gains ...............                                          625               625
                                                                                                    --------
   Comprehensive income .....................                                                         60,205
                                                ------    --------    --------        ----          --------        -----
BALANCE AT SEPTEMBER 30, 2006 ...............   $2,000    $113,306    $180,856        $694          $296,856        2,000
                                                ======    ========    ========        ====          ========        =====

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                       UNAUDITED STATEMENTS OF CASH FLOWS

                                                                   NINE MONTHS
                                                                      ENDED
                                                               SEPTEMBER 30, 2006
                                                               ------------------
                                                                 (IN THOUSANDS)
Cash flows provided by operating activities:
   Net income ..............................................        $  59,580
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Net realized investment losses .......................              738
      Increase in due from reinsurers ......................          (11,554)
      Deferral of acquisition costs and sales inducements ..          (85,642)
      Amortization of deferred acquisition costs and
         deferred sales inducements ........................           47,946
      Increase in accrued investment income ................           (3,027)
      Increase in other assets and other liabilities, net ..           22,568
      Increase in policyholder liabilities and accruals,
         net ...............................................           10,537
      Increase in deferred income tax liability ............            5,006
                                                                    ---------
      Net cash provided by operating activities ............           46,152
Cash flows used in investing activities:
   Sales, maturities, prepayments and scheduled
      redemptions of:
      Fixed maturities available-for-sale ..................          123,708
   Purchases of:
      Fixed maturities available-for-sale ..................         (178,507)
   Net purchases of short-term investments .................          (16,286)
   Policy loans advanced, net ..............................           (5,372)
                                                                    ---------
   Net cash used in investing activities ...................          (76,457)
Cash flows provided by financing activities:
   Deposits and interest credited to policyholder
      account balances .....................................          164,727
   Net transfers to separate accounts from
      policyholders funds ..................................          (71,499)
   Return of policyholder funds ............................          (67,975)
                                                                    ---------
   Net cash provided by financing activities ...............           25,253
                                                                    ---------
   Net decrease in cash and cash equivalents ...............           (5,052)
   Cash and cash equivalents at beginning of period ........           24,144
                                                                    ---------
   Cash and cash equivalents at end of period ..............        $  19,092
                                                                    =========

The accompanying notes are an integral part of these unaudited financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

John Hancock Life Insurance Company of New York (the "Company") is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial".

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial statements and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. These unaudited financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2005, included in its Form N-4 filed with the United States Securities and Exchange Commission ("SEC"). The accompanying balance sheet at December 31, 2005, has been derived from the audited balance sheet but does not include all of the information and footnotes required by GAAP for complete financial statements.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     On September 15, 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on its financial statements.

     The SEC staff published Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), on September 13, 2006. Under SAB 108, SEC registrants are required to quantify the effects on the current year financial statements of correcting all misstatements, including both the carryover and reversing effects of uncorrected prior year misstatements. After considering all relevant quantitative and qualitative factors, if a misstatement is material, an SEC registrant's prior year financial statements must be restated. SAB 108 offers special transition provisions only for circumstances where its application would have altered previous materiality conclusions and those previous materiality conclusions were arrived at in accordance with prior materiality guidance. When applying the special transition provisions, instead of restating prior period financial statements, an SEC registrant must record the effect as a cumulative-effect adjustment to beginning-of-year retained earnings. SAB 108 is effective for fiscal years ending after November 15, 2006. This guidance is not expected to have a material impact on the Company's financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     On July 13, 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48, which is an interpretation of SFAS 109, Accounting for Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the cumulative effect of applying this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 is not expected to have a material impact on the Company's financial statements.

     Statement of Financial Accounting No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155")

     On February 16, 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155, amending SFAS 133 and 140, bringing consistency to accounting and reporting for certain hybrid financial instruments by simplifying, and eliminating exceptions to the accounting, for them. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis (with changes in fair value recorded in net income). SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 will be effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact on its financial statements of adopting SFAS 155.

     Statement of Position 05-1- "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective adoption is not permitted. Adoption of SOP 05-1 as of January 1, 2007 is not expected to result in a material impact on the Company's financial position or results of operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes various services provided by The Manufacturers Life Insurance Company ("MLI") and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an administrative services agreement effective for 2001 and beyond, all inter-company services, except for investment services, are billed through JHUSA. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the period ended September 30, 2006, the Company was billed administrative and investment service expenses of $28,087, respectively, from the MLI group of affiliated companies. At September 30, 2006 the Company had a net liability to the MLI group of affiliated companies of $11,396 for services provided.

Effective January 1, 2002, John Hancock Distributors LLC ("JHD"), a wholly owned subsidiary of JHUSA, became the exclusive distributor of contracts issued by the Company. For the period ended September 30, 2006, the Company was billed underwriting commissions of $80,169. The Company had a net liability to JHD for services provided of $842 at September 30, 2006. In addition, the Company had a receivable from John Hancock Investment Management Services, LLC relating to dividends of $9,723, which was included in accrued investment income at September 30, 2006.

NOTE 3 - CONTINGENCIES

LEGAL PROCEEDINGS. The Company is regularly involved in litigation both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission and other government and regularity bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning compliance with, among other things, insurance laws, securities laws, and laws governing activities of broker-dealers. As with many other companies in the financial industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing, late trading and sales compensation and broker-dealer practices with respect to variable investment options underlying variable life and annuity products and other separate account products. It is believed that these inquiries are similar to those made to many financial services companies by various agencies into practices, policies and procedures relating to trading in mutual funds shares and sales compensation and brokerdealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 4 - SEGMENT INFORMATION

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

PROTECTION SEGMENT. Offers a variety of individual life insurance, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

WEALTH MANAGEMENT SEGMENT. Offers variable annuities. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

CORPORATE SEGMENT. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies included in the footnotes to the Company's annual audited financial statements as of December 31, 2005 as filed with the SEC. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following tables summarize selected financial information by segment for the periods indicated:

                                                        WEALTH
                                        PROTECTION    MANAGEMENT    CORPORATE  CONSOLIDATED
                                        ----------  --------------  ---------  ------------
                                                    (IN THOUSANDS)
THREE MONTHS ENDED SEPTEMBER 30, 2006
REVENUES:
   Revenue from external customers ...   $  9,983     $   19,267     $      0   $   29,250
   Net investment income .............        976          6,651       27,032       34,659
   Net realized investment losses ....       (628)             0            0         (628)
                                         --------     ----------     --------   ----------
   Revenues ..........................   $ 10,331     $   25,918     $ 27,032   $   63,281
                                         ========     ==========     ========   ==========
NET (LOSS) INCOME ....................   $   (763)    $    6,473     $ 18,007   $   23,717
                                         ========     ==========     ========   ==========
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees
      accounted for by the equity
      method .........................   $     24     $    4,264     $ 24,711   $   28,999
   Carrying value of investments
      accounted for by the equity
      method .........................          0              0          800          800
   Amortization of deferred
      acquisition costs and deferred
      sales inducements ..............      6,616          5,300            0       11,916
   Income tax (benefit) expense ......        (40)         2,834        9,242       12,036
   Segment assets ....................   $240,742     $5,349,045     $340,690   $5,930,477

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 4 - SEGMENT INFORMATION (CONTINUED)

                                                        WEALTH
                                        PROTECTION    MANAGEMENT    CORPORATE  CONSOLIDATED
                                        ----------  --------------  ---------  ------------
                                                    (IN THOUSANDS)
NINE MONTHS ENDED SEPTEMBER 30, 2006
REVENUES:
   Revenue from external customers ...   $ 23,849     $   55,291     $      0   $   79,140
   Net investment income .............      2,708         18,815       77,060       98,583
   Net realized investment losses ....       (710)           (28)           0         (738)
                                         --------     ----------     --------   ----------
   Revenues ..........................   $ 25,847     $   74,078     $ 77,060   $  176,985
                                         ========     ==========     ========   ==========
NET (LOSS) INCOME ....................   $   (711)    $    9,241     $ 50,050   $   59,580
                                         ========     ==========     ========   ==========
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees
      accounted for by the equity
      method .........................   $     70     $   12,377     $ 70,458   $   82,905
   Carrying value of investments
      accounted for by the equity
      method .........................          0              0          800          800
   Amortization of deferred
      acquisition costs and deferred
      sales inducements ..............     13,903         34,043            0       47,946
   Income tax expense ................          5          3,063       26,810       29,878
   Segment assets ....................   $240,742     $5,349,045     $340,690   $5,930,477

AUDITED FINANCIAL STATEMENTS

The John Hancock Life Insurance Company of New York Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

Years Ended December 31, 2005 and 2004

                 John Hancock Life Insurance Company of New York
                               Separate Account A

                          Audited Financial Statements


                     Years Ended December 31, 2005 and 2004




                                    CONTENTS

Report of Independent Registered Public Accounting Firm.......................................1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity...............................................4
Statements of Operations and Changes in Contract Owners' Equity...............................9
Notes to Financial Statements...............................................................102

             Report of Independent Registered Public Accounting Firm

To the Contract Owners of
John Hancock Life Insurance Company of New York Separate Account A (formerly the Manufacturers Life Insurance Company of New York Account A)


We have audited the accompanying statement of assets and contract owners' equity of The John Hancock Life Insurance Company of New York separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account
A) (the Account, comprising, respectively, the Strategic Opportunities--Class A, Strategic Opportunities--Class B, Investment Quality Bond--Class A, Investment Quality Bond--Class B, Growth & Income--Class A, Growth & Income--Class B, Blue Chip Growth--Class A, Blue Chip Growth--Class B, Money Market--Class A, Money Market--Class B, Global Equity--Class A, Global Equity--Class B, Global Bond--Class A, Global Bond--Class B, U.S. Government Securities--Class A, U.S. Government Securities--Class B, Diversified Bond--Class A, Diversified Bond--Class B, Income & Value--Class A, Income & Value--Class B, Large Cap Growth--Class A, Large Cap Growth--Class B, Equity-Income--Class A, Equity-Income--Class B, Strategic Bond--Class A, Strategic Bond--Class B, Overseas--Class A, Overseas--Class B, All Cap Core--Class A, All Cap Core--Class B, All Cap Growth--Class A, All Cap Growth--Class B, International Small Cap--Class A, International Small Cap--Class B, Pacific Rim Emerging Markets--Class A, Pacific Rim Emerging Markets--Class B, Science & Technology--Class A, Science & Technology--Class B, Emerging Small Company--Class A, Emerging Small Company--Class B, Aggressive Growth--Class A, Aggressive Growth--Class B, International Stock--Class A, International Stock--Class B, Value--Class A, Value--Class B, Real Estate Securities--Class A, Real Estate Securities--Class B, High Yield--Class A, High Yield--Class B, Lifestyle Aggressive 1000--Class A, Lifestyle Aggressive 1000--Class B, Lifestyle Growth 820--Class A, Lifestyle Growth 820--Class B, Lifestyle Balanced 640--Class A, Lifestyle Balanced 640--Class B, Lifestyle Moderate 460--Class A, Lifestyle Moderate 460--Class B, Lifestyle Conservative 280--Class A, Lifestyle Conservative 280--Class B, Small Company Value--Class A, Small Company Value--Class B, International Value--Class A, International Value--Class B, Small Company Blend--Class A, Small Company Blend--Class B, Total Return--Class A, Total Return--Class B, U.S. Large Cap--Class A, U.S. Large Cap--Class B, Mid Cap Stock--Class A, Mid Cap Stock--Class B, Global Allocation--Class A, Global Allocation--Class B, Dynamic Growth--Class A, Dynamic Growth--Class B, Total Stock Market Index--Class A, Total Stock Market Index--Class B, 500 Index--Class A, 500 Index--Class B, Mid Cap Index--Class A, Mid Cap Index--Class B, Small Cap Index--Class A, Small Cap Index--Class B, Capital Appreciation--Class A, Capital Appreciation--Class B, Health Sciences--Class A, Health Sciences--Class B, Financial Services--Class A, Financial Services--Class B, Quantitative Mid Cap--Class A, Quantitative Mid Cap--Class B, Strategic Growth--Class A, Strategic Growth--Class B, All Cap Value--Class A, All Cap Value--Class

                    A Member Practice of Ernst & Young Global

B, Strategic Value--Class A, Strategic Value--Class B, Utilities--Class A, Utilities--Class B, Mid Cap Value--Class A, Mid Cap Value--Class B, Fundamental Value--Class A, Fundamental Value--Class B, Emerging Growth--Class B, Natural Resources--Class B, Mid Cap Core--Class B, Quantitative All Cap--Class B, Large Cap Value--Class B, Small Cap Opportunities--Class A, Small Cap Opportunities--Class B, Special Value--Class B, Real Return Bond--Class B, American International--Class B, American Growth--Class B, American Blue-Chip Income & Growth--Class B, American Growth-Income--Class B, American Bond Fund--Class B, American Century--Small Company, PIMCO VIT All Asset, LMFC Core Equity, PIM Classic Value, Quantitative Value, US Global Leaders Growth--Class A, US Global Leaders Growth--Class B, John Hancock Strategic Income, John Hancock Int'l Eq Index--Class A, John Hancock Int'l Eq Index--Class B, Active Bond--Class A, Active Bond--Class B, CGTC Overseas Equity--Class B, Independence Investment LLC Small Cap--Class B, Marisco International Opportunities--Class B, T Rowe Price Mid Value--Class B, UBS Large Cap Class B, US High Yield Bond--Class B, Wellington Small Cap Growth--Class B, Wellington Small Cap Value--Class B, Wells Capital Core Bond--Class B, Great Companies of America--Class B, Scudder 21st Century Growth--Class B, Scudder Capital Growth--Class B, Scudder Global Discovery--Class B, Scudder Growth & Income--Class B, Scudder Health Sciences--Class B, Scudder International--Class B, Scudder Mid Cap Growth--Class B, Scudder Blue Chip--Class B, Scudder Contrarian Value--Class B, Scudder Global Blue Chip--Class B, Scudder Government Securities--Class B, Scudder Growth--Class B, Scudder High Income--Class B, Scudder International Select Equity--Class B, Scudder Fixed Income--Class B, Scudder Money Market--Class B, Scudder Small Cap Growth--Class B, Scudder Technology Growth--Class B, Scudder Total Return--Class B, Scudder Davis Venture Value--Class B, Scudder Dreman Financial Services--Class B, Scudder Dreman High Return Equity--Class B, Scudder Dreman Small Cap Value--Class B, Scudder Eagle Focused Large Cap Growth--Class B, Scudder Focus Value & Growth--Class B, Scudder Index 500--Class B, Scudder Salomon Aggressive Growth--Class B, Scudder Janus Growth & Income--Class B, Scudder Janus Growth Opportunities--Class B, Scudder MFS Strategic Value--Class B, Scudder Oak Strategic Equity--Class B, Scudder Turner Mid Cap Growth--Class B, Scudder Real Estate--Class B, Scudder Strategic Income--Class B, Scudder Conservative Income Strategy, Scudder Growth & Income Strategy, Scudder Income & Growth Strategy, Scudder Growth Strategy, Scudder Templeton Foreign Value, Scudder Mercury Large Cap Core, Scudder Bond--Class B, Scudder Equity Index--Class B, Alger American Balanced--Class B, Alger American Leveraged All Cap--Class B, Credit Suisse Emerging Markets--Class B, Credit Suisse Global Post Venture Capital--Class B, Dreyfus Socially Responsible Growth Fund--Class B, Dreyfus VIF Midcap Stock--Class B, and AIM VI Utilities--Class B sub-accounts as of December 31, 2005, and the related statements of operations and changes in contract owners' equity for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodians and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting John Hancock Life Insurance Company of New York Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A) at December 31, 2005, and the results of their operations and changes in their contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

                                  /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 1, 2006

                 John Hancock Life Insurance Company of New York
 Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

                 Statement of Assets and Contract Owners' Equity


                                                                                                             DECEMBER 31
                                                                                                                 2005
                                                                                                           ----------------
ASSETS
   Investments at market value:
     Sub-accounts held by John Hancock Investment Trust:
       Strategic Opportunities Portfolio--Class A-- 2,437,558 shares (cost $36,668,922)                       $29,104,440
       Strategic Opportunities Portfolio--Class B--139,152 shares (cost $1,334,015)                             1,658,697
       Investment Quality Bond Portfolio--Class A-- 1,143,888 shares (cost $13,824,888)                        13,703,776
       Investment Quality Bond Portfolio--Class B-- 1,421,977 shares (cost $17,105,421)                        17,006,851
       Growth & Income Portfolio--Class A-- 3,337,469 shares (cost $85,089,392)                                75,793,916
       Growth & Income Portfolio--Class B-- 634,848 shares (cost $13,182,707)                                  14,347,555
       Blue Chip Growth Portfolio--Class A-- 2,888,859 shares (cost $50,293,064)                               51,219,468
       Blue Chip Growth Portfolio--Class B-- 1,202,104 shares (cost $18,435,609)                               21,253,198
       Money Market Portfolio--Class A-- 2,989,675 shares (cost $29,896,750)                                   29,896,750
       Money Market Portfolio--Class B-- 2,102,041 shares (cost $21,020,411)                                   21,020,411
       Global Equity Portfolio--Class A-- 1,333,761 shares (cost $19,844,670)                                  21,566,916
       Global Equity Portfolio--Class B-- 238,611 shares (cost $3,294,578)                                      3,839,258
       Global Bond Portfolio--Class A-- 440,349 shares (cost $6,389,091)                                        6,327,812
       Global Bond Portfolio--Class B-- 715,297 shares (cost $10,649,256)                                      10,257,363
       U.S. Government Securities Portfolio--Class A-- 1,671,171 shares (cost $23,016,035)                     22,794,777
       U.S. Government Securities Portfolio--Class B-- 967,602 shares (cost $13,190,449)                       13,188,411
       Income & Value Portfolio--Class A-- 1,900,475 shares (cost $19,076,024)                                 21,608,398
       Income & Value Portfolio--Class B-- 957,043 shares (cost $9,545,357)                                    10,814,588
       Large Cap Growth Portfolio--Class A-- 1,569,973 shares (cost $15,446,305)                               15,731,130
       Large Cap Growth Portfolio--Class B-- 1,264,693 shares (cost $11,287,558)                               12,608,988
       Equity-Income Portfolio--Class A-- 3,825,855 shares (cost $56,395,293)                                  64,542,166
       Equity-Income Portfolio--Class B-- 2,008,172 shares (cost $30,098,355)                                  33,757,369
       Strategic Bond Portfolio--Class A-- 1,373,720 shares (cost $15,273,480)                                 16,525,853
       Strategic Bond Portfolio--Class B-- 1,138,609 shares (cost $13,342,302)                                 13,674,689
       All Cap Core Portfolio--Class A-- 612,224 shares (cost $10,430,589)                                     10,530,253
       All Cap Core Portfolio--Class B-- 69,719 shares (cost $977,554)                                          1,194,292
       All Cap Growth Portfolio--Class A-- 1,154,096 shares (cost $18,166,949)                                 19,308,031
       All Cap Growth Portfolio--Class B-- 296,197 shares (cost $4,010,226)                                     4,922,801
       International Small Cap Portfolio--Class A-- 349,578 shares (cost $5,524,082)                            6,725,873
       International Small Cap Portfolio--Class B-- 256,894 shares (cost $4,160,085)                            4,950,355
       Pacific Rim Emerging Markets Portfolio--Class A-- 302,446 shares (cost $2,647,175)                       3,580,965
       Pacific Rim Emerging Markets Portfolio--Class B-- 346,288 shares (cost $3,430,933)                       4,082,731
       Science & Technology Portfolio--Class A-- 1,406,404 shares (cost $18,247,009)                           16,553,377
       Science & Technology Portfolio--Class B-- 542,843 shares (cost $5,965,802)                               6,362,116
       Emerging Small Company Portfolio--Class A-- 228,501 shares (cost $5,899,850)                             6,900,745
       Emerging Small Company Portfolio--Class B-- 177,991 shares (cost $4,594,543)                             5,343,276
       International Stock Portfolio--Class A-- 351,744 shares (cost $3,462,199)                                4,495,292
       International Stock Portfolio--Class B-- 123,304 shares (cost $1,182,729)                                1,580,759
       Value Portfolio--Class A-- 526,890 shares (cost $8,424,225)                                             11,533,623
       Value Portfolio--Class B-- 171,363 shares (cost $2,919,279)                                              3,737,429
       Real Estate Securities Portfolio--Class A-- 357,984 shares (cost $7,490,839)                             8,903,056
       Real Estate Securities Portfolio--Class B-- 475,781 shares (cost $10,633,824)                           11,818,404
       High Yield Portfolio--Class A--  975,835 shares (cost $9,573,203)                                       10,070,617
       High Yield Portfolio--Class B--  1,159,160 shares (cost $11,659,093)                                    11,997,304

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

           Statement of Assets and Contract Owners' Equity (continued)

                                                                                                             DECEMBER 31
                                                                                                                2005
                                                                                                           ----------------
ASSETS (CONTINUED)
       Lifestyle Aggressive 1000 Portfolio--Class A-- 409,652 shares (cost $4,296,871)                        $  5,513,916
       Lifestyle Aggressive 1000 Portfolio--Class B-- 3,990,387 shares (cost $43,527,525)                       53,630,798
       Lifestyle Growth 820 Portfolio--Class A-- 2,283,955 shares (cost $27,076,488)                            32,112,400
       Lifestyle Growth 820 Portfolio--Class B-- 25,657,928 shares (cost $327,158,673)                         359,980,727
       Lifestyle Balanced 640 Portfolio--Class A-- 4,058,788 shares (cost $49,004,910)                          56,457,735
       Lifestyle Balanced 640 Portfolio--Class B-- 27,945,776 shares (cost $360,191,695)                       388,166,829
       Lifestyle Moderate 460 Portfolio--Class A-- 2,004,292 shares (cost $24,505,458)                          26,757,305
       Lifestyle Moderate 460 Portfolio--Class B-- 8,731,970 shares (cost $112,933,093)                        116,397,155
       Lifestyle Conservative 280 Portfolio--Class A-- 1,145,048 shares (cost $14,977,368)                      15,366,540
       Lifestyle Conservative 280 Portfolio--Class B-- 3,978,050 shares (cost $53,405,628)                      53,305,870
       Small Company Value Portfolio--Class A-- 579,892 shares (cost $9,149,416)                                12,879,390
       Small Company Value Portfolio--Class B-- 950,366 shares (cost $16,603,586)                               21,022,087
       International Value Portfolio--Class A-- 1,087,825 shares (cost $14,879,028)                             17,394,329
       International Value Portfolio--Class B-- 1,172,496 shares (cost $15,316,970)                             18,689,585
       Total Return Portfolio--Class A-- 2,457,021 shares (cost $34,346,043)                                    33,956,035
       Total Return Portfolio--Class B-- 2,611,059 shares (cost $36,304,220)                                    35,980,388
       U.S. Large Cap Portfolio--Class A-- 1,090,595 shares (cost $13,171,896)                                  16,086,275
       U.S. Large Cap Portfolio--Class B-- 941,699 shares (cost $11,143,710)                                    13,842,979
       Mid Cap Stock Portfolio--Class A-- 1,248,169 shares (cost $15,149,950)                                   19,433,995
       Mid Cap Stock Portfolio--Class B-- 1,242,376 shares (cost $15,347,954)                                   19,219,560
       Global Allocation Portfolio--Class A-- 246,678 shares (cost $2,450,818)                                   2,807,193
       Global Allocation Portfolio--Class B-- 682,001 shares (cost $7,045,238)                                   7,720,254
       Dynamic Growth Portfolio--Class A-- 911,677 shares (cost $3,395,994)                                      4,959,522
       Dynamic Growth Portfolio--Class B-- 570,436 shares (cost $2,335,835)                                      3,086,058
       Total Stock Market Index Portfolio--Class A-- 158,782 shares (cost $1,443,712)                            1,835,515
       Total Stock Market Index Portfolio--Class B-- 564,433 shares (cost $5,578,171)                            6,496,628
       500 Index Portfolio--Class A-- 919,450 shares (cost $8,993,041)                                           9,930,056
       500 Index Portfolio--Class B-- 1,723,870 shares (cost $16,893,764)                                       18,514,359
       Mid Cap Index Portfolio--Class A-- 124,973 shares (cost $1,834,893)                                       2,255,761
       Mid Cap Index Portfolio--Class B-- 399,602 shares (cost $5,879,246)                                       7,184,846
       Small Cap Index Portfolio--Class A-- 101,746 shares (cost $1,364,222)                                     1,514,995
       Small Cap Index Portfolio--Class B-- 396,440 shares (cost $5,327,990)                                     5,879,207
       Capital Appreciation Portfolio--Class A-- 199,481 shares (cost $1,713,552)                                1,998,801
       Capital Appreciation Portfolio--Class B-- 324,623 shares (cost $2,573,336)                                3,233,242
       Health Sciences Portfolio--Class A-- 246,190 shares (cost $3,264,338)                                     3,936,572
       Health Sciences Portfolio--Class B-- 490,034 shares (cost $6,836,041)                                     7,781,740
       Financial Services Portfolio--Class A-- 152,317 shares (cost $1,759,268)                                  2,331,973
       Financial Services Portfolio--Class B-- 282,331 shares (cost $3,547,150)                                  4,302,732
       Quantitative Mid Cap Portfolio--Class A-- 44,050 shares (cost $530,736)                                     646,652
       Quantitative Mid Cap Portfolio--Class B-- 92,714 shares (cost $1,175,709)                                 1,350,841

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

           Statement of Assets and Contract Owners' Equity (continued)

                                                                                                              DECEMBER 31
                                                                                                                 2005
                                                                                                            ---------------
ASSETS (CONTINUED)
       All Cap Value Portfolio--Class A-- 257,867 shares (cost $3,182,679)                                    $  3,790,652
       All Cap Value Portfolio--Class B-- 574,155 shares (cost $7,304,150)                                       8,417,115
       Strategic Value Portfolio--Class A-- 137,950 shares (cost $1,302,710)                                     1,466,411
       Strategic Value Portfolio--Class B-- 430,365 shares (cost $4,366,310)                                     4,561,870
       Utilities Portfolio--Class A-- 276,725 shares (cost $2,970,925)                                           3,647,241
       Utilities Portfolio--Class B-- 386,707 shares (cost $4,408,033)                                           5,065,862
       Mid Cap Value Portfolio--Class A-- 650,171 shares (cost $9,421,279)                                      12,242,727
       Mid Cap Value Portfolio--Class B-- 1,303,001 shares (cost $19,401,108)                                   24,444,304
       Fundamental Value Portfolio--Class A-- 623,270 shares (cost $7,161,954)                                   9,548,498
       Fundamental Value Portfolio--Class B-- 1,568,503 shares (cost $19,888,162)                               23,935,360
       Emerging Growth Portfolio--Class B-- 51,081 shares (cost $833,359)                                          899,544
       Natural Resources Portfolio--Class B-- 387,209 shares (cost $9,424,377)                                  12,127,398
       Mid Cap Core Portfolio--Class B-- 201,198 shares (cost $3,275,751)                                        3,360,006
       Quantitative All Cap Portfolio--Class B-- 38,161 shares (cost $611,988)                                     630,807
       Large Cap Value Portfolio--Class B-- 229,568 shares (cost $4,301,654)                                     4,958,669
       Small Cap Opportunities Portfolio--Class A-- 201,010 shares (cost $3,999,694)                             4,587,047
       Small Cap Opportunities Portfolio--Class B-- 368,266 shares (cost $7,198,106)                             8,363,315
       Special Value Portfolio--Class B-- 41,527 shares (cost $707,858)                                            811,017
       Real Return Bond Portfolio--Class B-- 1,222,658 shares (cost $16,468,363)                                16,444,746
       American International Portfolio--Class B-- 2,722,434 shares (cost $50,252,414)                          58,260,081
       American Growth Portfolio--Class B-- 5,518,007 shares (cost $93,828,656)                                109,808,347
       American Blue-Chip Income & Growth Portfolio--Class B-- 1,154,341 shares (cost $17,602,893)              18,446,369
       American Growth-Income Portfolio--Class B-- 5,200,351 shares (cost $85,753,861)                          92,410,245
       American Bond Fund Portfolio--Class B-- 1,797,287 shares (cost $22,349,897)                              22,448,113
       American Century-Small Company-- 32,348 shares (cost $480,394)                                              507,868
       PIMCO VIT All Asset Portfolio-- 460,570 shares (cost $5,369,757)                                          5,434,732
       LMFC Core Equity--350,856 shares (cost $4,818,555)                                                        5,273,370
       PIM Classic Value-- 88,725 shares (cost $1,183,279)                                                       1,274,094
       Quantitative Value-- 8,163 shares (cost $118,172)                                                           123,912
       US Global Leaders Growth-- Class A-- 128,391 shares (cost $1,571,969)                                     1,674,225
       US Global Leaders Growth-- Class B-- 350,669 shares (cost $4,286,778)                                     4,576,232
       John Hancock Strategic Income-- 130,586 shares (cost $1,726,297)                                          1,718,510
       John Hancock Int'l Eq Index--Class A-- 63,386 shares (cost $956,578)                                      1,087,074
       John Hancock Int'l Eq Index--Class B-- 179,750 shares (cost $2,632,319)                                   3,077,328
       Active Bond--Class A-- 1,050,297 shares (cost $10,084,751)                                               10,219,386
       Active Bond--Class B-- 6,503,617 shares (cost $62,636,871)                                               63,215,160
       CGTC Overseas Equity--Class B-- 13,568 shares (cost $161,790)                                               169,740
       Independence Investment LLC Small Cap--Class B-- 4,210 shares (cost $58,458)                                 60,199
       Marisco International Opportunities--Class B-- 38,728 shares (cost $534,388)                                600,678
       T Rowe Price Mid Value--Class B-- 15,200 shares (cost $184,667)                                             187,574
       UBS Large Cap--Class B-- 7,174 shares (cost $98,991)                                                        101,085
       US High Yield Bond--Class B-- 5,180 shares (cost $66,422)                                                    67,344
       Wellington Small Cap Growth--Class B-- 47,136 shares (cost $455,508)                                        477,956
       Wellington Small Cap Value--Class B-- 39,592 shares (cost $823,123)                                         827,472
       Wells Capital Core Bond--Class B-- 6,702 shares (cost $84,180)                                               84,516

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

           Statement of Assets and Contract Owners' Equity (continued)

                                                                                                              DECEMBER 31
                                                                                                                 2005
                                                                                                           -------------------
ASSETS (CONTINUED)
Sub-accounts held by Scudder Variable Series Trust:
   Scudder Capital Growth Portfolio--Class B-- 330,706 shares (cost $4,987,247)                                  $ 5,559,174
   Scudder Global Discovery Portfolio--Class B-- 166,890 shares (cost $1,979,395)                                  2,476,652
   Scudder Growth & Income Portfolio--Class B-- 411,457 shares (cost $3,572,399)                                   3,982,904
   Scudder Health Sciences Portfolio--Class B-- 218,543 shares (cost $2,437,471)                                   2,812,643
   Scudder International Portfolio--Class B-- 346,256 shares (cost $2,953,543)                                     3,746,485
   Scudder Mid Cap Growth Portfolio--Class B-- 121,801 shares (cost $1,173,705)                                    1,362,952
   Scudder Blue Chip Portfolio--Class B-- 299,702 shares (cost $3,624,492)                                         4,444,586
   Scudder Contrarian Value Portfolio--Class B-- 293,858 shares (cost $4,299,670)                                  4,640,019
   Scudder Global Blue Chip Portfolio--Class B-- 157,724 shares (cost $1,715,235)                                  2,275,951
   Scudder Government Securities Portfolio--Class B-- 295,189 shares (cost $3,659,678)                             3,610,161
   Scudder High Income Portfolio--Class B-- 453,281 shares (cost $3,687,262)                                       3,725,968
   Scudder International Select Equity Portfolio--Class B-- 257,416 shares (cost $2,873,017)                       3,400,470
   Scudder Fixed Income Portfolio--Class B-- 644,601 shares (cost $7,638,621)                                      7,593,395
   Scudder Money Market Portfolio--Class B-- 3,732,179 shares (cost $3,737,984)                                    3,737,984
   Scudder Small Cap Growth Portfolio--Class B-- 271,382 shares (cost $3,127,172)                                  3,614,806
   Scudder Technology Growth Portfolio--Class B-- 187,232 shares (cost $1,578,653)                                 1,724,406
   Scudder Total Return Portfolio--Class B-- 123,477 shares (cost $2,624,332)                                      2,805,392
   Scudder Davis Venture Value Portfolio--Class B-- 621,789 shares (cost $6,605,991)                               7,753,714
   Scudder Dreman Financial Services Portfolio--Class B-- 129,059 shares (cost $1,583,488)                         1,716,489
   Scudder Dreman High Return Equity Portfolio--Class B-- 615,246 shares (cost $7,020,504)                         8,238,139
   Scudder Dreman Small Cap Value Portfolio--Class B-- 296,627 shares (cost $5,044,187)                            5,911,775
   Scudder Salomon Aggressive Growth Portfolio--Class B-- 67,527 shares (cost $584,527)                              699,584
   Scudder Janus Growth & Income Portfolio--Class B-- 228,135 shares (cost $2,024,745)                             2,502,643
   Scudder Janus Growth Opportunities Portfolio--Class B-- 149,055 shares (cost $1,163,444)                        1,232,684
   Scudder MFS Strategic Value Portfolio--Class B-- 340,606 shares (cost $3,613,561)                               3,654,700
   Scudder Oak Strategic Equity Portfolio--Class B-- 215,161 shares (cost $1,403,039)                              1,415,760
   Scudder Turner Mid Cap Growth Portfolio--Class B-- 250,478 shares (cost $2,390,999)                             2,725,202
   Scudder Real Estate Portfolio--Class B-- 264,183 shares (cost $3,579,799)                                       4,382,802
   Scudder Strategic Income Portfolio--Class B-- 205,937 shares (cost $2,357,580)                                  2,353,863
   Scudder Conservative Income Strategy-- 116,211 shares (cost $1,232,147)                                         1,260,891
   Scudder Growth & Income Strategy-- 1,995,583 shares (cost $21,656,767)                                         22,689,775
   Scudder Income & Growth Strategy-- 581,832 shares (cost $6,183,691)                                             6,458,338
   Scudder Growth Strategy-- 2,658,508 shares (cost $29,495,602)                                                  31,024,783
   Scudder Templeton Foreign Value-- 11,134 shares (cost $116,599)                                                   127,267
   Scudder Mercury Large Cap Core-- 7,197 shares (cost $80,477)                                                       83,841
   Scudder Bond-- Class B-- 22,095 shares (cost $152,047)                                                            154,003
   Scudder Equity Index 500-- Class B-- 709,551 shares (cost $9,180,643)                                           9,288,027

Sub-accounts held by Alger American Fund:
   Alger American Balanced Portfolio--Class B-- 267,115 shares (cost $3,550,033)                                   3,902,557
   Alger American Leveraged All Cap Portfolio--Class B-- 34,238 shares (cost $959,921)                             1,179,158

Sub-accounts held by Credit Suisse Trust:
   Credit Suisse Emerging Markets Portfolio--Class B-- 127,090 shares (cost $1,504,381)                            2,137,652
   Credit Suisse Global Post Venture Capital Portfolio--Class B-- 35,113 shares (cost $345,533)                      454,718

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

           Statement of Assets and Contract Owners' Equity (continued)

                                                                                                                DECEMBER 31
                                                                                                                   2005
                                                                                                             -----------------
ASSETS (CONTINUED)
Sub-accounts held by Dreyfus Service Corporation:
   Dreyfus Socially Responsible Growth Fund Portfolio--Class B-- 13,496 shares (cost $321,315)                 $      349,559
   Dreyfus VIF Midcap Stock Portfolio--Class B-- 292,369 shares (cost $4,609,246)                                   5,572,545

Sub-accounts held by Invesco VIF Funds:
   AIM VI Utilities Portfolio--Class B-- 79,753 shares (cost $1,130,373)                                            1,421,990

Total Assets                                                                                                   $2,852,435,530
                                                                                                               ==============

CONTRACT OWNERS' EQUITY
Variable annuity contracts                                                                                     $2,851,888,035
Annuity reserves                                                                                                      547,495
                                                                                                               --------------


Total contract owners' equity                                                                                  $2,852,435,530
                                                                                                               ==============

See accompanying notes.

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        STRATEGIC OPPORTUNITIES--A        STRATEGIC OPPORTUNITIES--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    133,746     $     30,773     $      4,099     $        367

Expenses:
    Mortality and expense risk
       and administrative charges                          431,557          476,767           24,314           22,790
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (297,811)        (445,994)         (20,215)         (22,423)

Net realized gain (loss)                                (4,714,536)      (4,415,777)          80,205           56,716
Unrealized appreciation (depreciation)
    during the period                                    7,218,004        8,140,882           70,484          109,858
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                           2,205,657        3,279,111          130,474          144,151

Changes from principal transactions:
       Purchase payments                                   176,638          244,459           83,550          306,147
       Transfers between sub-accounts
           and the Company                              (1,644,159)      (2,075,150)         (56,364)          45,917
       Withdrawals                                      (4,743,472)      (3,408,400)         (89,219)        (189,123)
       Annual contract fee                                 (20,945)         (23,845)          (5,249)          (3,952)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (6,231,938)      (5,262,936)         (67,282)         158,989
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (4,026,281)      (1,983,825)          63,192          303,140

Contract owners' equity at
    beginning of period                                 33,130,721       35,114,546        1,595,505        1,292,365
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 29,104,440     $ 33,130,721     $  1,658,697     $  1,595,505
                                                      ============     ============     ============     ============


See accompanying notes.
                                                                               9

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        INVESTMENT QUALITY BOND--A        INVESTMENT QUALITY BOND--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    911,979     $  1,088,063     $    367,207     $    388,719

Expenses:
    Mortality and expense risk
       and administrative charges                          239,369          277,944          156,317          111,383
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               672,610          810,119          210,890          277,336

Net realized gain (loss)                                   117,725          308,423          (45,972)          19,474
Unrealized appreciation (depreciation)
    during the period                                     (686,326)        (576,783)        (126,136)         (96,581)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             104,009          541,759           38,782          200,229

Changes from principal transactions:
       Purchase payments                                    19,055          106,343        9,271,994        1,092,097
       Transfers between sub-accounts
           and the Company                                (772,202)      (1,088,775)       1,259,426         (274,336)
       Withdrawals                                      (2,667,910)      (2,113,819)        (783,094)        (337,307)
       Annual contract fee                                  (6,848)          (7,786)         (12,328)         (10,553)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,427,905)      (3,104,037)       9,735,998          469,901
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (3,323,896)      (2,562,278)       9,774,780          670,130

Contract owners' equity at
    beginning of period                                 17,027,672       19,589,950        7,232,071        6,561,941
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 13,703,776     $ 17,027,672     $ 17,006,851     $  7,232,071
                                                      ============     ============     ============     ============


See accompanying notes.

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           GROWTH & INCOME--A                 GROWTH & INCOME--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  3,098,239     $    854,286     $    497,345     $    114,471

Expenses:
    Mortality and expense risk
       and administrative charges                        1,249,156        1,429,154          243,518          242,126
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             1,849,083         (574,868)         253,827         (127,655)

Net realized gain (loss)                                (6,517,241)      (5,364,948)         940,101          431,085
Unrealized appreciation (depreciation)
    during the period                                    4,929,380       10,600,242       (1,153,758)         420,278
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             261,222        4,660,426           40,170          723,708

Changes from principal transactions:
       Purchase payments                                   540,933          913,981          726,830        3,607,763
       Transfers between sub-accounts
           and the Company                              (6,884,561)      (4,145,543)      (1,726,620)         259,824
       Withdrawals                                     (13,210,155)     (11,578,756)      (1,019,244)        (462,283)
       Annual contract fee                                 (53,676)         (62,294)         (36,719)         (34,447)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (19,607,459)     (14,872,612)      (2,055,753)       3,370,857
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                            (19,346,237)     (10,212,186)      (2,015,583)       4,094,565

Contract owners' equity at
    beginning of period                                 95,140,153      105,352,339       16,363,138       12,268,573
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 75,793,916     $ 95,140,153     $ 14,347,555     $ 16,363,138
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              11

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           BLUE CHIP GROWTH--A                BLUE CHIP GROWTH--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    223,479     $     70,416     $          0     $      7,709

Expenses:
    Mortality and expense risk
       and administrative charges                          790,145          891,359          292,134          181,374
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (566,666)        (820,943)        (292,134)        (173,665)

Net realized gain (loss)                                (1,814,466)      (2,710,506)         616,879          328,293
Unrealized appreciation (depreciation)
    during the period                                    4,263,555        7,692,659          561,605          852,074
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                           1,882,423        4,161,210          886,350        1,006,702

Changes from principal transactions:
       Purchase payments                                   352,740          621,568        5,386,270        4,933,468
       Transfers between sub-accounts
           and the Company                              (3,716,010)      (2,642,880)        (125,938)       1,253,674
       Withdrawals                                      (7,214,574)      (6,170,106)        (563,694)        (442,498)
       Annual contract fee                                 (33,759)         (38,810)         (31,901)         (24,426)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (10,611,603)      (8,230,228)       4,664,737        5,720,218
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (8,729,180)      (4,069,018)       5,551,087        6,726,920

Contract owners' equity at
    beginning of period                                 59,948,648       64,017,666       15,702,111        8,975,191
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 51,219,468     $ 59,948,648     $ 21,253,198     $ 15,702,111
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              12

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             MONEY MARKET--A                   MONEY MARKET--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    722,403     $    295,372     $    513,522     $    132,752

Expenses:
    Mortality and expense risk
       and administrative charges                          423,826          569,853          347,456          341,898
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               298,577         (274,481)         166,066         (209,146)

Net realized gain (loss)                                  (157,668)            (172)         151,156            8,491
Unrealized appreciation (depreciation)
    during the period                                            0                0                0                0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             140,909         (274,653)         317,222         (200,655)

Changes from principal transactions:
       Purchase payments                                   783,956        1,698,716        6,023,309       18,944,819
       Transfers between sub-accounts
           and the Company                               3,701,684       (4,449,249)         876,816      (13,391,145)
       Withdrawals                                      (4,550,729)      (7,354,632)      (5,682,075)      (5,027,979)
       Annual contract fee                                 (16,225)         (19,632)         (51,214)         (33,639)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     (81,314)     (10,124,797)       1,166,836          492,056
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 59,595      (10,399,450)       1,484,058          291,401

Contract owners' equity at
    beginning of period                                 29,837,155       40,236,605       19,536,353       19,244,952
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 29,896,750     $ 29,837,155     $ 21,020,411     $ 19,536,353
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              13

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            GLOBAL EQUITY--A                   GLOBAL EQUITY--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    314,018     $    447,168     $     35,881     $     21,946

Expenses:
    Mortality and expense risk
       and administrative charges                          337,487          361,285           49,691           25,713
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (23,469)          85,883          (13,810)          (3,767)

Net realized gain (loss)                                (1,214,468)      (1,106,065)         139,434           39,617
Unrealized appreciation (depreciation)
    during the period                                    3,273,900        4,114,239          182,069          208,726
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                           2,035,963        3,094,057          307,693          244,576

Changes from principal transactions:
       Purchase payments                                   131,528          151,318          381,992          707,683
       Transfers between sub-accounts
           and the Company                                (675,702)        (654,162)       1,000,125          301,316
       Withdrawals                                      (6,044,411)      (2,433,896)        (111,747)         (62,919)
       Annual contract fee                                 (14,211)         (15,550)          (9,676)          (3,293)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (6,602,796)      (2,952,290)       1,260,694          942,787
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (4,566,833)         141,767        1,568,387        1,187,363

Contract owners' equity at
    beginning of period                                 26,133,749       25,991,982        2,270,871        1,083,508
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 21,566,916     $ 26,133,749     $  3,839,258     $  2,270,871
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              14

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             GLOBAL BOND--A                      GLOBAL BOND--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    386,525     $    293,132     $    417,351     $    201,798

Expenses:
    Mortality and expense risk
       and administrative charges                          102,611          116,210          141,124           99,493
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               283,914          176,922          276,227          102,305

Net realized gain (loss)                                   118,004          573,875           75,621          146,794
Unrealized appreciation (depreciation)
    during the period                                     (973,363)        (112,082)      (1,093,236)         359,611
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                            (571,445)         638,715         (741,388)         608,710

Changes from principal transactions:
       Purchase payments                                    40,389           41,779        2,833,616        3,106,346
       Transfers between sub-accounts
           and the Company                                 446,490         (304,888)         403,235         (407,879)
       Withdrawals                                        (843,093)        (901,595)        (326,660)        (355,560)
       Annual contract fee                                  (3,809)          (4,601)         (14,303)          (8,708)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (360,023)      (1,169,305)       2,895,888        2,334,199
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (931,468)        (530,590)       2,154,500        2,942,909

Contract owners' equity at
    beginning of period                                  7,259,280        7,789,870        8,102,863        5,159,954
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  6,327,812     $  7,259,280     $ 10,257,363     $  8,102,863
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              15

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      U.S. GOVERNMENT SECURITIES--A     U.S. GOVERNMENT SECURITIES--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    948,285     $  1,077,257     $    460,965     $    545,934

Expenses:
    Mortality and expense risk
       and administrative charges                          395,776          485,095          240,834          284,049
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               552,509          592,162          220,131          261,885

Net realized gain (loss)                                  (159,373)         (26,107)         (88,048)        (160,312)
Unrealized appreciation (depreciation)
    during the period                                     (396,915)        (146,995)        (141,987)         102,703
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                              (3,779)         419,060           (9,904)         204,276

Changes from principal transactions:
       Purchase payments                                   248,583          165,576          704,179        3,279,721
       Transfers between sub-accounts
           and the Company                              (1,956,645)      (2,953,939)      (1,350,039)      (3,600,229)
       Withdrawals                                      (3,762,882)      (4,045,761)        (889,150)      (1,377,467)
       Annual contract fee                                  (9,937)         (12,427)         (23,183)         (26,576)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (5,480,881)      (6,846,551)      (1,558,193)      (1,724,551)
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (5,484,660)      (6,427,491)      (1,568,097)      (1,520,275)

Contract owners' equity at
    beginning of period                                 28,279,437       34,706,928       14,756,508       16,276,783
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 22,794,777     $ 28,279,437     $ 13,188,411     $ 14,756,508
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              16

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          DIVERSIFIED BOND--A (1)           DIVERSIFIED BOND--B (1)
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    484,296     $    593,945     $  1,732,919     $    236,708

Expenses:
    Mortality and expense risk
       and administrative charges                           59,482          205,114          178,161          156,717
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               424,814          388,831        1,554,758           79,991

Net realized gain (loss)                                   (71,332)         101,444       (1,305,535)             181
Unrealized appreciation (depreciation)
    during the period                                     (349,846)        (227,385)        (258,496)         211,416
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                               3,636          262,890           (9,273)         291,588

Changes from principal transactions:
       Purchase payments                                   182,277           83,810       15,011,685       18,468,740
       Transfers between sub-accounts
           and the Company                             (11,526,112)      (1,030,891)     (39,801,834)       1,493,858
       Withdrawals                                        (445,049)      (2,141,137)        (307,336)        (287,576)
       Annual contract fee                                  (2,538)          (7,053)          (4,967)         (10,665)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (11,791,422)      (3,095,271)     (25,102,452)      19,664,357
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                            (11,787,786)      (2,832,381)     (25,111,725)      19,955,945

Contract owners' equity at
    beginning of period                                 11,787,786       14,620,167       25,111,725        5,155,780
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $ 11,787,786     $          0     $ 25,111,725
                                                      ============     ============     ============     ============


(1) On April 29, 2005 Diversified Bond Class A and Class B sub-accounts ceased operations through a vote of the Board of Directors.




See accompanying notes.
                                                                              17

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            INCOME & VALUE--A                 INCOME & VALUE--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    387,895     $    305,122     $    151,823     $     84,773

Expenses:
    Mortality and expense risk
       and administrative charges                          335,274          361,732          164,485          130,201
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                52,621          (56,610)         (12,662)         (45,428)

Net realized gain (loss)                                  (314,934)        (716,495)         261,408          101,694
Unrealized appreciation (depreciation)
    during the period                                    1,003,673        2,285,814           98,435          468,950
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             741,360        1,512,709          347,181          525,216

Changes from principal transactions:
       Purchase payments                                    93,661          103,703          669,212        2,286,977
       Transfers between sub-accounts
           and the Company                              (1,232,708)       3,942,804           76,800        1,750,309
       Withdrawals                                      (3,288,229)      (2,791,623)        (234,066)        (160,960)
       Annual contract fee                                 (14,024)         (14,301)         (31,018)         (18,959)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (4,441,300)       1,240,583          480,928        3,857,367
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (3,699,940)       2,753,292          828,109        4,382,583

Contract owners' equity at
    beginning of period                                 25,308,338       22,555,046        9,986,479        5,603,896
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 21,608,398     $ 25,308,338     $ 10,814,588     $  9,986,479
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              18

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           LARGE CAP GROWTH--A              LARGE CAP GROWTH--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    130,806     $     54,404     $     73,944     $     21,536

Expenses:
    Mortality and expense risk
       and administrative charges                          259,241          292,937          205,957          189,259
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (128,435)        (238,533)        (132,013)        (167,723)

Net realized gain (loss)                                  (909,418)      (1,053,679)         565,104          207,807
Unrealized appreciation (depreciation)
    during the period                                      746,555        2,108,008         (643,953)         490,563
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                            (291,298)         815,796         (210,862)         530,647

Changes from principal transactions:
       Purchase payments                                   143,545          136,868        1,026,996        2,657,035
       Transfers between sub-accounts
           and the Company                                (855,934)        (873,991)        (848,475)         777,822
       Withdrawals                                      (2,272,989)      (1,334,931)        (791,960)        (267,386)
       Annual contract fee                                 (11,438)         (13,496)         (43,565)         (34,549)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,996,816)      (2,085,550)        (657,004)       3,132,922
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (3,288,114)      (1,269,754)        (867,866)       3,663,569

Contract owners' equity at
    beginning of period                                 19,019,244       20,288,998       13,476,854        9,813,285
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 15,731,130     $ 19,019,244     $ 12,608,988     $ 13,476,854
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              19

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            EQUITY-INCOME--A                  EQUITY-INCOME--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  3,382,991     $  1,808,873     $  1,292,904     $    468,276

Expenses:
    Mortality and expense risk
       and administrative charges                        1,016,691        1,064,481          494,998          342,736
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             2,366,300          744,392          797,906          125,540

Net realized gain (loss)                                   (76,187)        (563,283)         766,599          586,063
Unrealized appreciation (depreciation)
    during the period                                     (770,439)       8,704,427         (829,555)       2,141,285
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                           1,519,674        8,885,536          734,950        2,852,888

Changes from principal transactions:
       Purchase payments                                   422,900          604,185        5,329,586        7,750,986
       Transfers between sub-accounts
           and the Company                              (1,766,898)        (257,260)       1,925,958        1,411,821
       Withdrawals                                      (9,805,552)      (7,727,723)      (1,373,547)        (906,136)
       Annual contract fee                                 (39,835)         (42,683)         (66,596)         (41,942)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (11,189,385)      (7,423,481)       5,815,401        8,214,729
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (9,669,711)       1,462,055        6,550,351       11,067,617

Contract owners' equity at
    beginning of period                                 74,211,877       72,749,822       27,207,018       16,139,401
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 64,542,166     $ 74,211,877     $ 33,757,369     $ 27,207,018
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              20

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            STRATEGIC BOND--A                 STRATEGIC BOND--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    541,262     $    842,959     $    223,912     $    209,660

Expenses:
    Mortality and expense risk
       and administrative charges                          278,472          322,590          188,325          106,222
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               262,790          520,369           35,587          103,438

Net realized gain (loss)                                   809,645          456,625          114,354           75,651
Unrealized appreciation (depreciation)
    during the period                                     (860,155)          32,670          (59,385)         153,136
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             212,280        1,009,664           90,556          332,225

Changes from principal transactions:
       Purchase payments                                    42,619          133,083        4,713,246        3,800,373
       Transfers between sub-accounts
           and the Company                                (601,473)      (1,233,930)         300,141         (504,618)
       Withdrawals                                      (3,894,242)      (2,835,056)        (448,209)        (321,513)
       Annual contract fee                                 (10,511)         (11,858)         (15,048)         (11,595)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (4,463,607)      (3,947,761)       4,550,130        2,962,647
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (4,251,327)      (2,938,097)       4,640,686        3,294,872

Contract owners' equity at
    beginning of period                                 20,777,180       23,715,277        9,034,003        5,739,131
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 16,525,853     $ 20,777,180     $ 13,674,689     $  9,034,003
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              21

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             OVERSEAS--A (2)                   OVERSEAS--B (2)
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     44,053     $     47,831     $          0     $     10,499

Expenses:
    Mortality and expense risk
       and administrative charges                           53,286          174,396           16,675           53,376
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                (9,233)        (126,565)         (16,675)         (42,877)

Net realized gain (loss)                                 1,650,386         (660,419)         351,661          145,515
Unrealized appreciation (depreciation)
    during the period                                   (2,009,284)       1,873,629         (439,211)         154,146
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                            (368,131)       1,086,645         (104,225)         256,784

Changes from principal transactions:
       Purchase payments                                    42,962          126,250          126,485        2,241,216
       Transfers between sub-accounts
           and the Company                             (10,984,339)        (543,579)      (3,252,356)        (657,503)
       Withdrawals                                        (540,866)      (1,508,493)         (25,475)        (101,053)
       Annual contract fee                                  (2,712)          (7,925)          (4,277)          (4,288)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (11,484,955)      (1,933,747)      (3,155,623)       1,478,372
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                            (11,853,086)        (847,102)      (3,259,848)       1,735,156

Contract owners' equity at
    beginning of period                                 11,853,086       12,700,188        3,259,848        1,524,692
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $ 11,853,086     $          0     $  3,259,848
                                                      ============     ============     ============     ============


(2) On April 29, 2005 Overseas Class A and Class B sub-accounts ceased operations through a vote of the Board of Directors.




See accompanying notes.
                                                                              22

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             ALL CAP CORE--A                  ALL CAP CORE--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     88,776     $     58,289     $      5,357     $      2,219

Expenses:
    Mortality and expense risk
       and administrative charges                          163,097          184,249           15,016           10,724
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (74,321)        (125,960)          (9,659)          (8,505)

Net realized gain (loss)                                (1,259,761)      (1,515,082)          25,619           24,650
Unrealized appreciation (depreciation)
    during the period                                    2,106,711        3,340,936           65,202           73,214
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             772,629        1,699,894           81,162           89,359

Changes from principal transactions:
       Purchase payments                                    67,152          103,182           80,625           98,782
       Transfers between sub-accounts
           and the Company                                (874,437)      (1,414,559)         303,091           73,932
       Withdrawals                                      (1,772,683)      (1,444,705)         (58,385)          (7,008)
       Annual contract fee                                  (6,984)          (7,965)          (2,365)          (1,731)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,586,952)      (2,764,047)         322,966          163,975
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,814,323)      (1,064,153)         404,128          253,334

Contract owners' equity at
    beginning of period                                 12,344,576       13,408,729          790,164          536,830
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 10,530,253     $ 12,344,576     $  1,194,292     $    790,164
                                                      ============     ============     ============     ============







See accompanying notes.
                                                                              23

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            ALL CAP GROWTH--A                ALL CAP GROWTH--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          293,443          344,040           78,621           75,142
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (293,443)        (344,040)         (78,621)         (75,142)

Net realized gain (loss)                                (2,372,078)      (2,862,386)         213,222          164,728
Unrealized appreciation (depreciation)
    during the period                                    3,969,952        4,206,222          175,455          142,799
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                           1,304,431          999,796          310,056          232,385

Changes from principal transactions:
       Purchase payments                                   158,540          237,972          131,878          926,673
       Transfers between sub-accounts
           and the Company                              (1,406,615)      (2,383,405)        (452,269)         126,835
       Withdrawals                                      (2,954,282)      (2,609,898)        (258,008)        (146,605)
       Annual contract fee                                 (14,052)         (17,117)         (14,701)         (12,813)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (4,216,409)      (4,772,448)        (593,100)         894,090
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (2,911,978)      (3,772,652)        (283,044)       1,126,475

Contract owners' equity at
    beginning of period                                 22,220,009       25,992,661        5,205,845        4,079,370
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 19,308,031     $ 22,220,009     $  4,922,801     $  5,205,845
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              24

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        INTERNATIONAL SMALL CAP--A       INTERNATIONAL SMALL CAP--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     66,486     $     10,817     $     10,652     $      2,961

Expenses:
    Mortality and expense risk
       and administrative charges                          109,257          115,812           74,427           51,164
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (42,771)        (104,995)         (63,775)         (48,203)

Net realized gain (loss)                                 1,437,895          425,101          344,553          220,294
Unrealized appreciation (depreciation)
    during the period                                     (722,186)         949,491           82,907          415,178
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             672,938        1,269,597          363,685          587,269

Changes from principal transactions:
       Purchase payments                                    29,216           80,984          533,614        1,405,542
       Transfers between sub-accounts
           and the Company                                (634,378)         303,911         (269,784)         511,679
       Withdrawals                                      (1,223,744)        (975,896)         (63,414)         (29,268)
       Annual contract fee                                  (4,996)          (5,485)         (13,602)          (6,899)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,833,902)        (596,486)         186,814        1,881,054
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,160,964)         673,111          550,499        2,468,323

Contract owners' equity at
    beginning of period                                  7,886,837        7,213,726        4,399,856        1,931,533
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  6,725,873     $  7,886,837     $  4,950,355     $  4,399,856
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              25

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           PACIFIC RIM EMERGING            PACIFIC RIM EMERGING
                                                                MARKETS--A                      MARKETS--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     26,715     $     12,775     $     16,619     $      8,546

Expenses:
    Mortality and expense risk
       and administrative charges                           42,189           39,093           40,350           34,159
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (15,474)         (26,318)         (23,731)         (25,613)

Net realized gain (loss)                                   224,287          147,671          239,071          134,787
Unrealized appreciation (depreciation)
    during the period                                      432,178          216,820          410,575          117,018
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             640,991          338,173          625,915          226,192

Changes from principal transactions:
       Purchase payments                                    22,943           43,837          357,244        1,200,324
       Transfers between sub-accounts
           and the Company                                 481,731          199,193        1,092,358         (571,456)
       Withdrawals                                        (368,292)        (207,873)         (55,091)         (17,703)
       Annual contract fee                                  (1,678)          (1,748)          (7,090)          (3,946)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     134,704           33,409        1,387,421          607,219
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                775,695          371,582        2,013,336          833,411

Contract owners' equity at
    beginning of period                                  2,805,270        2,433,688        2,069,395        1,235,984
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,580,965     $  2,805,270     $  4,082,731     $  2,069,395
                                                      ============     ============     ============     ============






See accompanying notes.
                                                                              26

                John Hancock Life Insurance Company of New York
    Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         SCIENCE & TECHNOLOGY--A           SCIENCE & TECHNOLOGY--B
                                                      -----------------------------     -----------------------------
                                                         YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                         2005              2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          258,491          309,638           97,912          102,496
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (258,491)        (309,638)         (97,912)        (102,496)

Net realized gain (loss)                                (5,894,006)      (9,770,446)          92,001          418,938
Unrealized appreciation (depreciation)
    during the period                                    6,138,903        9,795,350          (75,965)        (309,905)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from
    operations                                             (13,594)        (284,734)         (81,876)           6,537

Changes from principal transactions:
       Purchase payments                                   196,968          294,399          396,269        2,428,733
       Transfers between sub-accounts
           and the Company                              (1,520,231)      (2,016,813)      (1,233,233)         382,868
       Withdrawals                                      (2,012,759)      (2,018,282)        (302,850)        (456,967)
       Annual contract fee                                 (16,035)         (19,662)         (21,402)         (16,863)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,352,057)      (3,760,358)      (1,161,216)       2,337,771
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (3,365,651)      (4,045,092)      (1,243,092)       2,344,308

Contract owners' equity at
    beginning of period                                 19,919,028       23,964,120        7,605,208        5,260,900
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 16,553,377     $ 19,919,028     $  6,362,116     $  7,605,208
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        EMERGING SMALL COMPANY--A          EMERGING SMALL COMPANY--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          104,810          115,626           78,862           72,727
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (104,810)        (115,626)         (78,862)         (72,727)

Net realized gain (loss)                                  (319,072)        (484,379)         293,031          201,975
Unrealized appreciation (depreciation)
    during the period                                      623,708        1,308,001          (49,243)         291,722
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                199,826          707,996          164,926          420,970

Changes from principal transactions:
       Purchase payments                                    41,582           73,488          338,995        2,332,250
       Transfers between sub-accounts
           and the Company                                (523,928)         (59,555)        (167,826)        (425,009)
       Withdrawals                                        (843,076)        (728,418)        (160,231)         (55,897)
       Annual contract fee                                  (4,692)          (5,523)         (15,971)          (9,937)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,330,114)        (720,008)          (5,033)       1,841,407
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,130,288)         (12,012)         159,893        2,262,377

Contract owners' equity at
    beginning of period                                  8,031,033        8,043,045        5,183,383        2,921,006
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  6,900,745     $  8,031,033     $  5,343,276     $  5,183,383
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                               SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         AGGRESSIVE GROWTH--A (3)          AGGRESSIVE GROWTH--B (3)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004            2005              2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           51,645          179,320           24,578           70,737
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (51,645)        (179,320)         (24,578)         (70,737)

Net realized gain (loss)                                 1,096,217         (903,218)         266,414          196,467
Unrealized appreciation (depreciation)
    during the period                                   (1,790,112)       1,767,581         (594,967)         117,045
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations               (745,540)         685,043         (353,131)         242,775

Changes from principal transactions:
       Purchase payments                                    47,518          210,428          170,716        1,164,685
       Transfers between sub-accounts
           and the Company                             (10,199,538)      (2,436,597)      (5,090,669)         564,889
       Withdrawals                                        (346,063)      (1,176,442)         (78,319)        (199,401)
       Annual contract fee                                  (4,108)          (9,341)          (4,541)         (11,981)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                 (10,502,191)      (3,411,952)      (5,002,813)       1,518,192
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                            (11,247,731)      (2,726,909)      (5,355,944)       1,760,967

Contract owners' equity at
    beginning of period                                 11,247,731       13,974,640        5,355,944        3,594,977
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $ 11,247,731     $          0     $  5,355,944
                                                      ============     ============     ============     ============

----------
(3) On April 29, 2005 Aggressive Growth Class A and Class B sub-accounts ceased operations through a vote of the Board of Directors.




See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          INTERNATIONAL STOCK--A            INTERNATIONAL STOCK--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     32,271     $     36,330     $          0     $      8,105

Expenses:
    Mortality and expense risk
       and administrative charges                           63,876           64,087           21,561           16,968
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (31,605)         (27,757)         (21,561)          (8,863)

Net realized gain (loss)                                    79,988          (75,926)         103,799           23,971
Unrealized appreciation (depreciation)
    during the period                                      517,699          637,771          105,308          129,815
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                566,082          534,088          187,546          144,923

Changes from principal transactions:
       Purchase payments                                    47,411           38,348          115,827          191,367
       Transfers between sub-accounts
           and the Company                                 130,997         (212,203)          57,915           86,874
       Withdrawals                                        (416,090)        (628,422)         (24,486)         (47,498)
       Annual contract fee                                  (2,395)          (2,643)          (3,644)          (2,634)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (240,077)        (804,920)         145,612          228,109
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                326,005         (270,832)         333,158          373,032

Contract owners' equity at
    beginning of period                                  4,169,287        4,440,119        1,247,601          874,569
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  4,495,292     $  4,169,287     $  1,580,759     $  1,247,601
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                VALUE--A                         VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     74,276     $     71,952     $     14,843     $     11,051

Expenses:
    Mortality and expense risk
       and administrative charges                          176,248          181,551           55,139           40,585
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (101,972)        (109,599)         (40,296)         (29,534)

Net realized gain (loss)                                   426,175          248,190          147,419          133,162
Unrealized appreciation (depreciation)
    during the period                                      845,951        1,350,461          249,073          254,162
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              1,170,154        1,489,052          356,196          357,790

Changes from principal transactions:
       Purchase payments                                    97,751           78,877          358,411        1,083,274
       Transfers between sub-accounts
           and the Company                                (571,952)        (949,016)         (71,988)         192,906
       Withdrawals                                      (1,475,715)      (1,181,600)         (68,481)         (81,300)
       Annual contract fee                                  (6,017)          (6,507)          (7,954)          (3,232)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,955,933)      (2,058,246)         209,988        1,191,648
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (785,779)        (569,194)         566,184        1,549,438

Contract owners' equity at
    beginning of period                                 12,319,402       12,888,596        3,171,245        1,621,807
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 11,533,623     $ 12,319,402     $  3,737,429     $  3,171,245
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        REAL ESTATE SECURITIES--A         REAL ESTATE SECURITIES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  1,450,147     $    210,949     $  1,651,659     $    160,583

Expenses:
    Mortality and expense risk
       and administrative charges                          139,753          130,589          175,900          119,542
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             1,310,394           80,360        1,475,759           41,041

Net realized gain (loss)                                 1,083,028          724,576          652,477          651,944
Unrealized appreciation (depreciation)
    during the period                                   (1,591,956)       1,437,094       (1,162,570)       1,398,318
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                801,466        2,242,030          965,666        2,091,303

Changes from principal transactions:
       Purchase payments                                   120,248           51,017        2,072,611        2,810,075
       Transfers between sub-accounts
           and the Company                                (366,172)         (52,147)        (789,514)         207,431
       Withdrawals                                      (1,172,163)        (878,290)        (398,437)        (248,615)
       Annual contract fee                                  (6,020)          (5,822)         (26,784)         (14,335)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,424,107)        (885,242)         857,876        2,754,556
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (622,641)       1,356,788        1,823,542        4,845,859

Contract owners' equity at
    beginning of period                                  9,525,697        8,168,909        9,994,862        5,149,003
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  8,903,056     $  9,525,697     $ 11,818,404     $  9,994,862
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             HIGH YIELD--A                    HIGH YIELD--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    543,694     $    873,425     $    458,024     $    700,864

Expenses:
    Mortality and expense risk
       and administrative charges                          179,093          218,116          212,024          206,122
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               364,601          655,309          246,000          494,742

Net realized gain (loss)                                   540,228          534,216          566,218          309,115
Unrealized appreciation (depreciation)
    during the period                                     (689,722)        (347,646)        (576,219)         134,131
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                215,107          841,879          235,999          937,988

Changes from principal transactions:
       Purchase payments                                    94,464          133,662          968,251        3,375,994
       Transfers between sub-accounts
           and the Company                              (1,422,060)      (4,909,901)      (3,514,261)      (1,854,370)
       Withdrawals                                      (1,685,660)      (1,265,461)        (755,403)        (797,043)
       Annual contract fee                                  (5,889)          (7,395)         (20,561)         (15,561)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,019,145)      (6,049,095)      (3,321,974)         709,020
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (2,804,038)      (5,207,216)      (3,085,975)       1,647,008

Contract owners' equity at
    beginning of period                                 12,874,655       18,081,871       15,083,279       13,436,271
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 10,070,617     $ 12,874,655     $ 11,997,304     $ 15,083,279
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      LIFESTYLE AGGRESSIVE 1000--A      LIFESTYLE AGGRESSIVE 1000--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    195,161     $     41,386     $  1,626,920     $    255,937

Expenses:
    Mortality and expense risk
       and administrative charges                           89,328           84,194          764,969          577,543
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               105,833          (42,808)         861,951         (321,606)

Net realized gain (loss)                                    78,555           (6,271)       1,225,719        1,009,904
Unrealized appreciation (depreciation)
    during the period                                      300,807          806,478        2,326,301        4,661,350
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                485,195          757,399        4,413,971        5,349,648

Changes from principal transactions:
       Purchase payments                                   155,563          148,833        2,491,886       18,740,615
       Transfers between sub-accounts
           and the Company                                (350,681)         265,554        2,602,887       (1,037,752)
       Withdrawals                                        (812,477)        (340,476)      (2,098,381)        (674,797)
       Annual contract fee                                  (5,332)          (5,492)        (212,204)        (112,047)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,012,927)          68,419        2,784,188       16,916,019
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (527,732)         825,818        7,198,159       22,265,667

Contract owners' equity at
    beginning of period                                  6,041,648        5,215,830       46,432,639       24,166,972
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  5,513,916     $  6,041,648     $ 53,630,798     $ 46,432,639
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         LIFESTYLE GROWTH 820--A            LIFESTYLE GROWTH 820--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  1,141,621     $    438,504     $  6,668,786     $    990,395

Expenses:
    Mortality and expense risk
       and administrative charges                          505,613          466,793        3,808,191        1,446,031
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               636,008          (28,289)       2,860,595         (455,636)

Net realized gain (loss)                                   549,892           93,681        3,582,090        1,735,025
Unrealized appreciation (depreciation)
    during the period                                    1,053,522        3,645,549       12,708,450       13,678,787
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              2,239,422        3,710,941       19,151,135       14,958,176

Changes from principal transactions:
       Purchase payments                                   380,555          265,385      178,127,668       84,571,992
       Transfers between sub-accounts
           and the Company                               1,886,229        2,940,655        5,763,283       17,696,242
       Withdrawals                                      (5,857,424)      (3,291,239)      (5,845,293)      (1,341,871)
       Annual contract fee                                 (26,065)         (24,325)        (414,322)        (194,915)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,616,705)        (109,524)     177,631,336      100,731,448
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,377,283)       3,601,417      196,782,471      115,689,624

Contract owners' equity at
    beginning of period                                 33,489,683       29,888,266      163,198,256       47,508,632
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 32,112,400     $ 33,489,683     $359,980,727     $163,198,256
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        LIFESTYLE BALANCED 640--A         LIFESTYLE BALANCED 640--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  3,100,740     $  1,118,401     $ 11,395,885     $  1,890,959

Expenses:
    Mortality and expense risk
       and administrative charges                          868,774          782,715        4,126,236        1,736,701
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             2,231,966          335,686        7,269,649          154,258

Net realized gain (loss)                                   743,469          197,633        1,185,411        1,794,457
Unrealized appreciation (depreciation)
    during the period                                      (85,024)       5,240,844        7,247,736       13,159,529
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              2,890,411        5,774,163       15,702,796       15,108,244

Changes from principal transactions:
       Purchase payments                                   389,153          641,004      177,737,385       84,139,619
       Transfers between sub-accounts
           and the Company                               3,746,305        7,198,144       32,200,881        9,998,431
       Withdrawals                                      (7,290,668)      (5,651,883)      (8,258,157)      (3,990,466)
       Annual contract fee                                 (29,709)         (29,289)        (326,295)        (195,118)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,184,919)       2,157,976      201,353,814       89,952,466
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (294,508)       7,932,139      217,056,610      105,060,710

Contract owners' equity at
    beginning of period                                 56,752,243       48,820,104      171,110,219       66,049,509
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 56,457,735     $ 56,752,243     $388,166,829     $171,110,219
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        LIFESTYLE MODERATE 460--A         LIFESTYLE MODERATE 460--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  1,957,184     $    790,088     $  5,201,848     $  1,007,184

Expenses:
    Mortality and expense risk
       and administrative charges                          443,128          437,813        1,412,573          691,720
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             1,514,056          352,275        3,789,275          315,464

Net realized gain (loss)                                   349,037          138,905          628,784          970,019
Unrealized appreciation (depreciation)
    during the period                                   (1,208,884)       1,934,683       (1,845,450)       3,257,237
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                654,209        2,425,863        2,572,609        4,542,720

Changes from principal transactions:
       Purchase payments                                   128,113          158,612       45,504,190       30,934,611
       Transfers between sub-accounts
           and the Company                               1,695,588        2,380,546        8,711,216        3,563,887
       Withdrawals                                      (3,865,532)      (3,024,515)      (4,537,780)      (1,759,112)
       Annual contract fee                                 (11,044)         (12,586)         (98,020)         (59,955)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,052,875)        (497,943)      49,579,606       32,679,431
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,398,666)       1,927,920       52,152,215       37,222,151

Contract owners' equity at
    beginning of period                                 28,155,971       26,228,051       64,244,940       27,022,789
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 26,757,305     $ 28,155,971     $116,397,155     $ 64,244,940
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      LIFESTYLE CONSERVATIVE 280--A     LIFESTYLE CONSERVATIVE 280--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  1,215,736     $    759,681     $  3,012,392     $    976,533

Expenses:
    Mortality and expense risk
       and administrative charges                          247,717          291,725          705,706          417,381
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               968,019          467,956        2,306,686          559,152

Net realized gain (loss)                                   273,681          620,632          244,051          341,276
Unrealized appreciation (depreciation)
    during the period                                   (1,061,998)          62,782       (1,967,164)         867,555
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                179,702        1,151,370          583,573        1,767,983

Changes from principal transactions:
       Purchase payments                                   147,168          276,834       16,860,377       13,073,416
       Transfers between sub-accounts
           and the Company                                 692,701       (1,602,894)       5,377,401       (1,009,807)
       Withdrawals                                      (1,752,399)      (2,777,584)      (1,935,659)      (1,304,015)
       Annual contract fee                                  (9,400)          (9,652)         (53,255)         (36,842)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (921,930)      (4,113,296)      20,248,864       10,722,752
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (742,228)      (2,961,926)      20,832,437       12,490,735

Contract owners' equity at
    beginning of period                                 16,108,768       19,070,694       32,473,433       19,982,698
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 15,366,540     $ 16,108,768     $ 53,305,870     $ 32,473,433
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         SMALL COMPANY VALUE--A             SMALL COMPANY VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    261,026     $    183,801     $    326,658     $    182,315

Expenses:
    Mortality and expense risk
       and administrative charges                          204,390          210,426          315,858          243,512
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                56,636          (26,625)          10,800          (61,197)

Net realized gain (loss)                                 1,151,712          707,096          878,665          884,564
Unrealized appreciation (depreciation)
    during the period                                     (622,660)       2,198,758          113,311        2,410,009
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                585,688        2,879,229        1,002,776        3,233,376

Changes from principal transactions:
       Purchase payments                                    68,108           96,141        1,982,896        4,705,198
       Transfers between sub-accounts
           and the Company                                (744,098)         318,865         (183,180)         240,508
       Withdrawals                                      (1,845,271)      (1,269,552)        (782,387)        (399,263)
       Annual contract fee                                  (7,621)          (8,213)         (49,907)         (31,614)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,528,882)        (862,759)         967,422        4,514,829
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,943,194)       2,016,470        1,970,198        7,748,205

Contract owners' equity at
    beginning of period                                 14,822,584       12,806,114       19,051,889       11,303,684
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 12,879,390     $ 14,822,584     $ 21,022,087     $ 19,051,889
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          INTERNATIONAL VALUE--A            INTERNATIONAL VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    159,395     $     74,842     $    287,535     $    112,728

Expenses:
    Mortality and expense risk
       and administrative charges                          210,792           93,111          259,979          165,724
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (51,397)         (18,269)          27,556          (52,996)

Net realized gain (loss)                                   909,416          375,131        1,471,574          532,358
Unrealized appreciation (depreciation)
    during the period                                      826,146          729,461           15,574        1,551,053
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              1,684,165        1,086,323        1,514,704        2,030,415

Changes from principal transactions:
       Purchase payments                                    76,121           73,019        1,522,126        2,910,185
       Transfers between sub-accounts
           and the Company                              10,748,238          817,198        2,862,559          761,415
       Withdrawals                                      (1,863,884)        (573,487)        (352,318)        (155,275)
       Annual contract fee                                 (11,495)          (2,809)         (51,010)         (27,821)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   8,948,980          313,921        3,981,357        3,488,504
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             10,633,145        1,400,244        5,496,061        5,518,919

Contract owners' equity at
    beginning of period                                  6,761,184        5,360,940       13,193,524        7,674,605
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 17,394,329     $  6,761,184     $ 18,689,585     $ 13,193,524
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        SMALL COMPANY BLEND--A (4)        SMALL COMPANY BLEND--B (4)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           21,467           74,913           32,211           87,489
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (21,467)         (74,913)         (32,211)         (87,489)

Net realized gain (loss)                                   204,552           59,491          159,803          285,600
Unrealized appreciation (depreciation)
    during the period                                     (729,663)         215,628         (925,746)         148,191
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations               (546,578)         200,206         (798,154)         346,302

Changes from principal transactions:
       Purchase payments                                     7,659           28,763          321,516        2,088,789
       Transfers between sub-accounts
           and the Company                              (4,016,912)        (273,383)      (5,951,944)         140,080
       Withdrawals                                         (89,268)        (550,953)         (41,283)         (93,679)
       Annual contract fee                                    (813)          (2,685)          (9,488)         (13,143)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (4,099,334)        (798,258)      (5,681,199)       2,122,047
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (4,645,912)        (598,052)      (6,479,353)       2,468,349

Contract owners' equity at
    beginning of period                                  4,645,912        5,243,964        6,479,353        4,011,004
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $  4,645,912     $          0     $  6,479,353
                                                      ============     ============     ============     ============

----------
(4) On April 29, 2005 Small Company Blend Class A and Class B sub-accounts ceased operations through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             TOTAL RETURN--A                   TOTAL RETURN--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $  1,810,939     $  2,164,625     $  1,590,364     $  1,717,016

Expenses:
    Mortality and expense risk
       and administrative charges                          594,449          681,323          590,253          566,632
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                             1,216,490        1,483,302        1,000,111        1,150,384

Net realized gain (loss)                                   (25,735)         233,670         (241,026)        (195,974)
Unrealized appreciation (depreciation)
    during the period                                     (900,231)        (387,038)        (529,832)          93,087
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                290,524        1,329,934          229,253        1,047,497

Changes from principal transactions:
       Purchase payments                                   189,810          268,640        1,773,051        6,073,427
       Transfers between sub-accounts
           and the Company                              (1,549,050)      (4,380,177)        (307,289)      (2,451,715)
       Withdrawals                                      (4,566,111)      (4,425,378)      (2,144,250)      (1,429,216)
       Annual contract fee                                 (15,816)         (18,022)         (80,488)         (67,801)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (5,941,167)      (8,554,937)        (758,976)       2,124,695
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (5,650,643)      (7,225,003)        (529,723)       3,172,192

Contract owners' equity at
    beginning of period                                 39,606,678       46,831,681       36,510,111       33,337,919
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 33,956,035     $ 39,606,678     $ 35,980,388     $ 36,510,111
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             U.S. LARGE CAP--A                U.S. LARGE CAP--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     75,435     $     48,841     $     16,666     $     32,692

Expenses:
    Mortality and expense risk
       and administrative charges                          260,576          269,459          230,454          220,180
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (185,141)        (220,618)        (213,788)        (187,488)

Net realized gain (loss)                                   416,831          163,125          994,682          290,625
Unrealized appreciation (depreciation)
    during the period                                      393,465        1,403,547         (257,916)         869,741
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                625,155        1,346,054          522,978          972,878

Changes from principal transactions:
       Purchase payments                                   129,872          151,633          600,513        3,365,739
       Transfers between sub-accounts
           and the Company                              (1,090,798)       4,445,373       (1,948,105)         676,544
       Withdrawals                                      (2,011,639)      (1,773,829)        (591,708)        (331,034)
       Annual contract fee                                 (10,979)         (11,709)         (47,309)         (37,606)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,983,544)       2,811,468       (1,986,609)       3,673,643
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (2,358,389)       4,157,522       (1,463,631)       4,646,521

Contract owners' equity at
    beginning of period                                 18,444,664       14,287,142       15,306,610       10,660,089
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 16,086,275     $ 18,444,664     $ 13,842,979     $ 15,306,610
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             MID CAP STOCK--A                  MID CAP STOCK--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    302,291     $          0     $    444,744     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          237,985          129,458          242,405          161,618
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                64,306         (129,458)         202,339         (161,618)

Net realized gain (loss)                                 1,310,430          346,511          937,296          471,805
Unrealized appreciation (depreciation)
    during the period                                    2,049,538        1,042,501        1,493,620        1,402,015
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              3,424,274        1,259,554        2,633,255        1,712,202

Changes from principal transactions:
       Purchase payments                                   132,619           99,035        1,175,811        3,801,285
       Transfers between sub-accounts
           and the Company                               9,083,373           34,569        3,499,655          442,973
       Withdrawals                                      (1,863,795)        (620,613)        (686,092)        (251,627)
       Annual contract fee                                  (8,017)          (4,688)         (48,800)         (26,528)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   7,344,180         (491,697)       3,940,574        3,966,103
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             10,768,454          767,857        6,573,829        5,678,305

Contract owners' equity at
    beginning of period                                  8,665,541        7,897,684       12,645,731        6,967,426
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 19,433,995     $  8,665,541     $ 19,219,560     $ 12,645,731
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           GLOBAL ALLOCATION--A             GLOBAL ALLOCATION--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     28,007     $     35,289     $     37,227     $     18,639

Expenses:
    Mortality and expense risk
       and administrative charges                           42,263           48,284           89,313           35,716
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (14,256)         (12,995)         (52,086)         (17,077)

Net realized gain (loss)                                    35,502          (49,664)         162,241           41,992
Unrealized appreciation (depreciation)
    during the period                                      102,314          364,329          191,076          260,979
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                123,560          301,670          301,231          285,894

Changes from principal transactions:
       Purchase payments                                     1,554            4,700        3,454,502        1,964,611
       Transfers between sub-accounts
           and the Company                                 130,960         (265,138)         182,074           76,717
       Withdrawals                                        (300,377)        (888,012)         (75,265)         (50,076)
       Annual contract fee                                  (1,190)          (1,280)          (5,975)          (4,466)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (169,053)      (1,149,730)       3,555,336        1,986,786
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                (45,493)        (848,060)       3,856,567        2,272,680

Contract owners' equity at
    beginning of period                                  2,852,686        3,700,746        3,863,687        1,591,007
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  2,807,193     $  2,852,686     $  7,720,254     $  3,863,687
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            DYNAMIC GROWTH--A                 DYNAMIC GROWTH--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           81,549           86,417           47,231           45,784
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (81,549)         (86,417)         (47,231)         (45,784)

Net realized gain (loss)                                   103,743         (626,735)         200,446          182,036
Unrealized appreciation (depreciation)
    during the period                                      472,703        1,094,235          143,155          106,715
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                494,897          381,083          296,370          242,967

Changes from principal transactions:
       Purchase payments                                    43,864           50,071          169,761          262,910
       Transfers between sub-accounts
           and the Company                                (444,579)        (628,951)        (325,251)        (625,970)
       Withdrawals                                        (373,191)        (501,621)         (93,275)         (45,513)
       Annual contract fee                                  (4,041)          (4,408)          (8,062)          (7,188)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (777,947)      (1,084,909)        (256,827)        (415,761)
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (283,050)        (703,826)          39,543         (172,794)

Contract owners' equity at
    beginning of period                                  5,242,572        5,946,398        3,046,515        3,219,309
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  4,959,522     $  5,242,572     $  3,086,058     $  3,046,515
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                       TOTAL STOCK MARKET INDEX--A       TOTAL STOCK MARKET INDEX--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     20,278     $     11,098     $     57,250     $     30,036

Expenses:
    Mortality and expense risk
       and administrative charges                           28,901           28,582          103,228           92,970
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                (8,623)         (17,484)         (45,978)         (62,934)

Net realized gain (loss)                                    52,840           39,515          184,293          220,826
Unrealized appreciation (depreciation)
    during the period                                       17,730          144,426           85,226          406,322
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 61,947          166,457          223,541          564,214

Changes from principal transactions:
       Purchase payments                                    43,909           55,257          216,047        2,237,450
       Transfers between sub-accounts
           and the Company                                 (56,741)          64,911         (216,258)        (325,403)
       Withdrawals                                        (110,369)        (100,007)        (245,409)         (73,081)
       Annual contract fee                                  (1,528)          (1,408)         (21,118)         (12,714)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (124,729)          18,753         (266,738)       1,826,252
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                (62,782)         185,210          (43,197)       2,390,466

Contract owners' equity at
    beginning of period                                  1,898,297        1,713,087        6,539,825        4,149,359
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,835,515     $  1,898,297     $  6,496,628     $  6,539,825
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                              500 INDEX--A                       500 INDEX--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    171,042     $     94,000     $    248,509     $    119,315

Expenses:
    Mortality and expense risk
       and administrative charges                          171,134          168,720          285,103          241,993
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                   (92)         (74,720)         (36,594)        (122,678)

Net realized gain (loss)                                 1,336,362          575,296        1,265,905          648,081
Unrealized appreciation (depreciation)
    during the period                                   (1,075,672)         435,341         (801,139)         746,432
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                260,598          935,917          428,172        1,271,835

Changes from principal transactions:
       Purchase payments                                    62,005           74,697          857,396        3,092,727
       Transfers between sub-accounts
           and the Company                              (1,790,353)       2,696,921         (459,651)       2,354,064
       Withdrawals                                      (1,449,303)        (981,155)      (1,020,713)        (384,270)
       Annual contract fee                                  (6,889)          (8,506)         (46,231)         (31,755)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (3,184,540)       1,781,957         (669,199)       5,030,766
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (2,923,942)       2,717,874         (241,027)       6,302,601

Contract owners' equity at
    beginning of period                                 12,853,998       10,136,124       18,755,386       12,452,785
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  9,930,056     $ 12,853,998     $ 18,514,359     $ 18,755,386
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           MID CAP INDEX--A                   MID CAP INDEX--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     84,986     $     11,240     $    233,944     $     20,301

Expenses:
    Mortality and expense risk
       and administrative charges                           34,658           33,196          103,323           82,424
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                50,328          (21,956)         130,621          (62,123)

Net realized gain (loss)                                   257,611          146,528          247,824          289,954
Unrealized appreciation (depreciation)
    during the period                                      (86,524)         146,575          247,753          482,090
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                221,415          271,147          626,198          709,921

Changes from principal transactions:
       Purchase payments                                    12,168           19,002          371,577        1,422,086
       Transfers between sub-accounts
           and the Company                                   5,172           (1,440)         210,509          558,357
       Withdrawals                                        (181,760)        (159,662)        (311,785)        (105,296)
       Annual contract fee                                  (1,766)          (1,571)         (19,769)         (11,883)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (166,186)        (143,671)         250,532        1,863,264
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 55,229          127,476          876,730        2,573,185

Contract owners' equity at
    beginning of period                                  2,200,532        2,073,056        6,308,116        3,734,931
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  2,255,761     $  2,200,532     $  7,184,846     $  6,308,116
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            SMALL CAP INDEX--A                SMALL CAP INDEX--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     74,025     $      6,733     $    230,422     $     11,071

Expenses:
    Mortality and expense risk
       and administrative charges                           27,310           34,216           93,316           82,818
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                46,715          (27,483)         137,106          (71,747)

Net realized gain (loss)                                    93,758          145,013          272,364          125,871
Unrealized appreciation (depreciation)
    during the period                                     (117,423)         111,232         (325,186)         586,749
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 23,050          228,762           84,284          640,873

Changes from principal transactions:
       Purchase payments                                    19,742           13,296          303,423        1,609,116
       Transfers between sub-accounts
           and the Company                                (196,252)          51,473         (358,667)         745,229
       Withdrawals                                        (289,755)        (107,233)        (453,405)        (130,034)
       Annual contract fee                                  (1,504)          (2,070)         (19,131)         (11,110)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (467,769)         (44,534)        (527,780)       2,213,201
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (444,719)         184,228         (443,496)       2,854,074

Contract owners' equity at
    beginning of period                                  1,959,714        1,775,486        6,322,703        3,468,629
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,514,995     $  1,959,714     $  5,879,207     $  6,322,703
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         CAPITAL APPRECIATION--A            CAPITAL APPRECIATION--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           23,860           22,014           45,309           38,650
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (23,860)         (22,014)         (45,309)         (38,650)

Net realized gain (loss)                                   111,952          (12,452)         168,068           90,255
Unrealized appreciation (depreciation)
    during the period                                       92,662          127,688          225,790          139,836
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                180,754           93,222          348,549          191,441

Changes from principal transactions:
       Purchase payments                                    21,339           34,978          104,615          715,183
       Transfers between sub-accounts
           and the Company                                 595,591           37,788          146,016         (152,739)
       Withdrawals                                        (184,913)         (85,613)        (135,418)         (44,515)
       Annual contract fee                                    (762)            (796)          (8,811)          (5,738)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     431,255          (13,643)         106,402          512,191
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                612,009           79,579          454,951          703,632

Contract owners' equity at
    beginning of period                                  1,386,792        1,307,213        2,778,291        2,074,659
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,998,801     $  1,386,792     $  3,233,242     $  2,778,291
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            HEALTH SCIENCES--A                HEALTH SCIENCES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    300,247     $          0     $    500,044     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           61,243           73,377          107,568           91,628
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               239,004          (73,377)         392,476          (91,628)

Net realized gain (loss)                                   187,751          317,170          326,985          249,559
Unrealized appreciation (depreciation)
    during the period                                      (91,336)         239,291            6,042          477,150
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                335,419          483,084          725,503          635,081

Changes from principal transactions:
       Purchase payments                                    22,717           35,535          466,791        2,274,923
       Transfers between sub-accounts
           and the Company                                (360,428)         155,802         (141,498)         435,247
       Withdrawals                                        (402,472)        (456,735)        (173,831)        (126,901)
       Annual contract fee                                  (3,390)          (4,255)         (22,059)         (13,761)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (743,573)        (269,653)         129,403        2,569,508
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (408,154)         213,431          854,906        3,204,589

Contract owners' equity at
    beginning of period                                  4,344,726        4,131,295        6,926,834        3,722,245
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,936,572     $  4,344,726     $  7,781,740     $  6,926,834
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          FINANCIAL SERVICES--A             FINANCIAL SERVICES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      9,313     $     10,911     $      8,355     $     10,482

Expenses:
    Mortality and expense risk
       and administrative charges                           36,279           43,526           64,520           59,379
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (26,966)         (32,615)         (56,165)         (48,897)

Net realized gain (loss)                                   123,958          103,219          182,215          151,202
Unrealized appreciation (depreciation)
    during the period                                       47,593          119,451          177,832          177,928
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                144,585          190,055          303,882          280,233

Changes from principal transactions:
       Purchase payments                                     4,130           21,849          237,540        1,444,410
       Transfers between sub-accounts
           and the Company                                (268,445)        (163,591)        (229,036)        (187,568)
       Withdrawals                                        (151,371)        (342,542)        (186,007)         (45,861)
       Annual contract fee                                  (1,552)          (1,860)         (12,248)          (7,872)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (417,238)        (486,144)        (189,751)       1,203,109
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (272,653)        (296,089)         114,131        1,483,342

Contract owners' equity at
    beginning of period                                  2,604,626        2,900,715        4,188,601        2,705,259
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  2,331,973     $  2,604,626     $  4,302,732     $  4,188,601
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         QUANTITATIVE MID CAP--A           QUANTITATIVE MID CAP--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           25,961           17,802           24,615           15,305
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (25,961)         (17,802)         (24,615)         (15,305)

Net realized gain (loss)                                   364,585           51,801          238,764           24,444
Unrealized appreciation (depreciation)
    during the period                                     (139,024)         167,114          (43,477)         145,020
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                199,600          201,113          170,672          154,159

Changes from principal transactions:
       Purchase payments                                     4,440            6,457           79,333          203,076
       Transfers between sub-accounts
           and the Company                                (942,617)       1,119,128          (95,941)         423,392
       Withdrawals                                        (299,602)        (105,457)         (86,353)         (12,355)
       Annual contract fee                                  (1,282)          (1,045)          (2,778)          (1,795)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,239,061)       1,019,083         (105,739)         612,318
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,039,461)       1,220,196           64,933          766,477

Contract owners' equity at
    beginning of period                                  1,686,113          465,917        1,285,908          519,431
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    646,652     $  1,686,113     $  1,350,841     $  1,285,908
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          STRATEGIC GROWTH--A (5)           STRATEGIC GROWTH--B (5)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     34,695     $          0     $     74,977     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                            9,861           32,021           19,149           63,232
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                24,834          (32,021)          55,828          (63,232)

Net realized gain (loss)                                   133,864             (987)         313,593          239,307
Unrealized appreciation (depreciation)
    during the period                                     (271,283)         116,503         (599,957)          16,467
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations               (112,585)          83,495         (230,536)         192,542

Changes from principal transactions:
       Purchase payments                                     2,100           27,239           56,953          568,403
       Transfers between sub-accounts
           and the Company                              (1,737,568)         (89,509)      (3,799,761)        (777,488)
       Withdrawals                                         (45,346)        (105,526)         (39,449)         (27,833)
       Annual contract fee                                    (801)          (1,975)          (3,336)         (12,240)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,781,615)        (169,771)      (3,785,593)        (249,158)
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,894,200)         (86,276)      (4,016,129)         (56,616)

Contract owners' equity at
    beginning of period                                  1,894,200        1,980,476        4,016,129        4,072,745
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $  1,894,200     $          0     $  4,016,129
                                                      ============     ============     ============     ============

----------
(5) On April 29, 2005 Strategic Growth Class A and Class B sub-accounts ceased operations through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             ALL CAP VALUE--A                  ALL CAP VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    163,835     $      9,236     $    317,669     $     17,148

Expenses:
    Mortality and expense risk
       and administrative charges                           58,689           47,460          129,909          108,764
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               105,146          (38,224)         187,760          (91,616)

Net realized gain (loss)                                   232,603          135,653          459,445          295,033
Unrealized appreciation (depreciation)
    during the period                                     (137,124)         301,376         (329,093)         730,048
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                200,625          398,805          318,112          933,465

Changes from principal transactions:
       Purchase payments                                    59,165           37,417          706,863        2,479,456
       Transfers between sub-accounts
           and the Company                                 437,493          621,488         (293,481)         466,372
       Withdrawals                                        (274,657)        (298,091)        (366,994)        (233,575)
       Annual contract fee                                  (2,493)          (2,430)         (26,028)         (17,987)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     219,508          358,384           20,360        2,694,266
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                420,133          757,189          338,472        3,627,731

Contract owners' equity at
    beginning of period                                  3,370,519        2,613,330        8,078,643        4,450,912
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,790,652     $  3,370,519     $  8,417,115     $  8,078,643
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            STRATEGIC VALUE--A                STRATEGIC VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    159,518     $      6,085     $    405,299     $      9,052

Expenses:
    Mortality and expense risk
       and administrative charges                           25,704           27,156           67,009           48,638
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               133,814          (21,071)         338,290          (39,586)

Net realized gain (loss)                                    14,810           37,306           51,831           67,034
Unrealized appreciation (depreciation)
    during the period                                     (178,750)         231,092         (482,618)         468,916
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                (30,126)         247,327          (92,497)         496,364

Changes from principal transactions:
       Purchase payments                                    38,933           27,068          342,768        1,207,774
       Transfers between sub-accounts
           and the Company                                (123,022)         (24,511)         415,526          403,304
       Withdrawals                                        (135,831)        (196,871)         (68,918)        (101,618)
       Annual contract fee                                  (1,445)          (1,681)         (15,673)          (8,009)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (221,365)        (195,995)         673,703        1,501,451
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (251,491)          51,332          581,206        1,997,815

Contract owners' equity at
    beginning of period                                  1,717,902        1,666,570        3,980,664        1,982,849
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,466,411     $  1,717,902     $  4,561,870     $  3,980,664
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                               UTILITIES--A                      UTILITIES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    232,904     $     22,094     $    244,447     $     15,997

Expenses:
    Mortality and expense risk
       and administrative charges                           56,772           38,044           68,333           30,681
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               176,132          (15,950)         176,114          (14,684)

Net realized gain (loss)                                   381,852          210,577          331,896          133,193
Unrealized appreciation (depreciation)
    during the period                                      (71,706)         465,013           80,146          414,403
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                486,278          659,640          588,156          532,912

Changes from principal transactions:
       Purchase payments                                    37,174           18,465        1,045,045          794,395
       Transfers between sub-accounts
           and the Company                                 (77,193)       1,006,945          471,253          680,518
       Withdrawals                                        (264,753)        (175,892)        (127,663)         (36,659)
       Annual contract fee                                  (2,532)          (2,054)         (11,111)          (3,971)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (307,304)         847,464        1,377,524        1,434,283
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                178,974        1,507,104        1,965,680        1,967,195

Contract owners' equity at
    beginning of period                                  3,468,267        1,961,163        3,100,182        1,132,987
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,647,241     $  3,468,267     $  5,065,862     $  3,100,182
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                             MID CAP VALUE--A                  MID CAP VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    460,085     $     48,063     $    818,865     $     69,089

Expenses:
    Mortality and expense risk
       and administrative charges                          189,501          157,672          363,821          271,555
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               270,584         (109,609)         455,044         (202,466)

Net realized gain (loss)                                   605,977          265,618        1,185,021          623,534
Unrealized appreciation (depreciation)
    during the period                                     (152,667)       1,901,963         (253,272)       3,223,569
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                723,894        2,057,972        1,386,793        3,644,637

Changes from principal transactions:
       Purchase payments                                    76,178           68,218        2,869,946        5,716,047
       Transfers between sub-accounts
           and the Company                                 945,406        1,872,178         (843,542)         557,053
       Withdrawals                                      (1,217,135)        (675,582)        (711,870)        (364,785)
       Annual contract fee                                  (7,591)          (7,034)         (65,463)         (38,862)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (203,142)       1,257,780        1,249,071        5,869,453
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                520,752        3,315,752        2,635,864        9,514,090

Contract owners' equity at
    beginning of period                                 11,721,975        8,406,223       21,808,440       12,294,350
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 12,242,727     $ 11,721,975     $ 24,444,304     $ 21,808,440
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           FUNDAMENTAL VALUE--A              FUNDAMENTAL VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     43,898     $     44,823     $     40,532     $     48,628

Expenses:
    Mortality and expense risk
       and administrative charges                          156,864          152,048          310,922          203,936
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (112,966)        (107,225)        (270,390)        (155,308)

Net realized gain (loss)                                   379,066          160,166          524,961          286,733
Unrealized appreciation (depreciation)
    during the period                                      373,515          833,349        1,183,605        1,181,807
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                639,615          886,290        1,438,176        1,313,232

Changes from principal transactions:
       Purchase payments                                    48,066           34,133        4,742,426        5,516,825
       Transfers between sub-accounts
           and the Company                                 (33,416)         784,575        1,071,013        1,486,299
       Withdrawals                                        (839,375)        (695,609)        (543,476)        (234,771)
       Annual contract fee                                  (5,951)          (6,384)         (46,221)         (27,729)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (830,676)         116,715        5,223,742        6,740,624
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (191,061)       1,003,005        6,661,918        8,053,856

Contract owners' equity at
    beginning of period                                  9,739,559        8,736,554       17,273,442        9,219,586
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  9,548,498     $  9,739,559     $ 23,935,360     $ 17,273,442
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            EMERGING GROWTH--B               NATURAL RESOURCES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $      8,280     $    166,699     $     51,994

Expenses:
    Mortality and expense risk
       and administrative charges                           11,040            7,501          136,811           56,670
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (11,040)             779           29,888           (4,676)

Net realized gain (loss)                                    27,072          (27,274)         960,722          443,878
Unrealized appreciation (depreciation)
    during the period                                       29,010           38,042        2,046,008          449,278
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 45,042           11,547        3,036,618          888,480

Changes from principal transactions:
       Purchase payments                                    85,774          422,182        1,102,006        1,741,815
       Transfers between sub-accounts
           and the Company                                 122,522         (105,730)       3,193,709        1,177,527
       Withdrawals                                         (21,871)         (18,470)        (388,008)         (65,687)
       Annual contract fee                                  (2,321)          (1,418)         (18,420)          (4,712)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     184,104          296,564        3,889,287        2,848,943
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                229,146          308,111        6,925,905        3,737,423

Contract owners' equity at
    beginning of period                                    670,398          362,287        5,201,493        1,464,070
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    899,544     $    670,398     $ 12,127,398     $  5,201,493
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                MID CAP                         QUANTITATIVE
                                                                CORE--B                          ALL CAP--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    458,834     $     27,005     $     49,430     $      6,397

Expenses:
    Mortality and expense risk
       and administrative charges                           61,756           57,667            7,194            3,467
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               397,078          (30,662)          42,236            2,930

Net realized gain (loss)                                    86,331          132,922           10,620              408
Unrealized appreciation (depreciation)
    during the period                                     (377,303)         301,950          (19,966)          31,683
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                106,106          404,210           32,890           35,021

Changes from principal transactions:
       Purchase payments                                   382,615        1,876,837           92,644          203,033
       Transfers between sub-accounts
           and the Company                              (1,532,573)         308,152          164,959           23,601
       Withdrawals                                        (176,989)         (90,940)         (10,540)            (506)
       Annual contract fee                                 (13,194)          (8,782)          (1,453)            (343)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,340,141)       2,085,267          245,610          225,785
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,234,035)       2,489,477          278,500          260,806

Contract owners' equity at
    beginning of period                                  4,594,041        2,104,564          352,307           91,501
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,360,006     $  4,594,041     $    630,807     $    352,307
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                            LARGE CAP VALUE--B          SMALL CAP OPPORTUNITIES--A (6)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $     21,329     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           61,471           21,121           47,712                0
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (61,471)             208          (47,712)              (0)

Net realized gain (loss)                                   240,815           37,038          810,426                0
Unrealized appreciation (depreciation)
    during the period                                      365,134          280,900          587,353                0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                544,478          318,146        1,350,067                0

Changes from principal transactions:
       Purchase payments                                   520,126          731,200            3,380                0
       Transfers between sub-accounts
           and the Company                               1,742,067        1,178,791        3,821,147                0
       Withdrawals                                        (396,240)        (107,133)        (586,078)               0
       Annual contract fee                                  (8,598)          (1,964)          (1,469)              (0)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   1,857,355        1,800,894        3,236,980                0
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              2,401,833        2,119,040        4,587,047                0

Contract owners' equity at
    beginning of period                                  2,556,836          437,796                0                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  4,958,669     $  2,556,836     $  4,587,047     $          0
                                                      ============     ============     ============     ============

----------
(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                                  SPECIAL
                                                        SMALL CAP OPPORTUNITIES--B                VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     55,557     $     22,672     $      3,508     $      3,481

Expenses:
    Mortality and expense risk
       and administrative charges                          101,872           24,630           13,968            7,947
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (46,315)          (1,958)         (10,460)          (4,466)

Net realized gain (loss)                                  (485,854)         178,465           40,014            8,230
Unrealized appreciation (depreciation)
    during the period                                      863,421          217,324            3,279           93,428
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                331,252          393,831           32,833           97,192

Changes from principal transactions:
       Purchase payments                                   360,180          804,183           59,408          175,824
       Transfers between sub-accounts
           and the Company                               5,422,246          663,315            7,552          490,762
       Withdrawals                                        (190,461)         (78,697)        (143,859)         (16,855)
       Annual contract fee                                 (20,531)          (3,818)          (2,036)            (749)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   5,571,434        1,384,983          (78,935)         648,982
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              5,902,686        1,778,814          (46,102)         746,174

Contract owners' equity at
    beginning of period                                  2,460,629          681,815          857,119          110,945
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  8,363,315     $  2,460,629     $    811,017     $    857,119
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           REAL RETURN BOND--B             AMERICAN INTERNATIONAL--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    648,867     $    137,961     $  2,587,932     $    154,390

Expenses:
    Mortality and expense risk
       and administrative charges                          247,904          154,494          614,944          161,964
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               400,963          (16,533)       1,972,988           (7,574)

Net realized gain (loss)                                   228,570          112,208          752,610          251,122
Unrealized appreciation (depreciation)
    during the period                                     (698,824)         563,010        5,710,075        1,997,715
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                (69,291)         658,685        8,435,673        2,241,263

Changes from principal transactions:
       Purchase payments                                 1,095,990        3,743,917       23,766,350       12,718,657
       Transfers between sub-accounts
           and the Company                               3,690,240        4,311,004        5,749,944        3,597,319
       Withdrawals                                        (647,411)        (524,560)      (1,330,197)        (340,602)
       Annual contract fee                                 (31,791)         (14,526)         (39,388)         (12,801)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   4,107,028        7,515,835       28,146,709       15,962,573
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              4,037,737        8,174,520       36,582,382       18,203,836

Contract owners' equity at
    beginning of period                                 12,407,009        4,232,489       21,677,699        3,473,863
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 16,444,746     $ 12,407,009     $ 58,260,081     $ 21,677,699
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                          AMERICAN BLUE-CHIP INCOME &
                                                            AMERICAN GROWTH--B                   GROWTH--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     83,653     $      7,652     $  1,895,911     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                        1,191,642          479,100          277,090          208,753
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                            (1,107,989)        (471,448)       1,618,821         (208,753)

Net realized gain (loss)                                 1,232,420          571,358       (1,835,456)         140,218
Unrealized appreciation (depreciation)
    during the period                                   11,256,349        3,754,739       (1,025,325)       1,159,824
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations             11,380,780        3,854,649       (1,241,960)       1,091,289

Changes from principal transactions:
       Purchase payments                                42,436,636       26,005,620        3,115,741        5,465,966
       Transfers between sub-accounts
           and the Company                               8,516,160        7,664,599          267,421        3,133,237
       Withdrawals                                      (2,379,388)        (934,622)        (917,613)        (452,894)
       Annual contract fee                                (120,358)         (49,190)         (46,288)         (27,455)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  48,453,050       32,686,407        2,419,261        8,118,854
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             59,833,830       36,541,056        1,177,301        9,210,143

Contract owners' equity at
    beginning of period                                 49,974,517       13,433,461       17,269,068        8,058,925
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $109,808,347     $ 49,974,517     $ 18,446,369     $ 17,269,068
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      -----------------------------     -----------------------------
                                                        AMERICAN GROWTH- INCOME--B         AMERICAN BOND FUND--B (7)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    274,067     $     81,804     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                        1,005,471          359,178           68,523                0
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (731,404)        (277,374)         (68,523)              (0)

Net realized gain (loss)                                   361,746          410,591        2,123,654                0
Unrealized appreciation (depreciation)
    during the period                                    3,635,898        2,274,672           98,216                0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations              3,266,240        2,407,889        2,153,347                0

Changes from principal transactions:
       Purchase payments                                43,086,413       21,793,977       16,177,038                0
       Transfers between sub-accounts
           and the Company                               9,482,333        6,662,651        4,178,612                0
       Withdrawals                                      (2,784,772)        (762,516)         (60,549)              (0)
       Annual contract fee                                 (72,242)         (34,040)            (335)              (0)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  49,711,732       27,660,072       20,294,766                0
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             52,977,972       30,067,961       22,448,113                0

Contract owners' equity at
    beginning of period                                 39,432,273        9,364,312                0                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 92,410,245     $ 39,432,273     $ 22,448,113     $          0
                                                      ============     ============     ============     ============

----------
(7) Commencement of Operations, August 1, 2005, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        AMERICAN CENTURY -- SMALL          PIMCO VIT ALL ASSET (8)
                                                              COMPANY (8)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     10,636     $          0     $    194,421     $     57,076

Expenses:
    Mortality and expense risk
       and administrative charges                            6,264              333           63,203            9,449
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                 4,372             (333)         131,218           47,627

Net realized gain (loss)                                     1,468              298           34,884            8,214
Unrealized appreciation (depreciation)
    during the period                                       19,987            7,487           15,375           49,600
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 25,827            7,452          181,477          105,441

Changes from principal transactions:
       Purchase payments                                    84,310           37,832          471,216          746,961
       Transfers between sub-accounts
           and the Company                                 340,765           21,574        2,727,188        1,376,043
       Withdrawals                                          (9,287)            (183)        (153,862)         (12,830)
       Annual contract fee                                    (414)              (8)          (6,723)            (179)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     415,374           59,215        3,037,819        2,109,995
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                441,201           66,667        3,219,296        2,215,995

Contract owners' equity at
    beginning of period                                     66,667                0        2,215,436                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    507,868     $     66,667     $  5,434,732     $  2,215,436
                                                      ============     ============     ============     ============

----------
(8) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                           LMFC CORE EQUITY (8)             PIM CLASSIC VALUE (8)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $     63,264     $      3,700

Expenses:
    Mortality and expense risk
       and administrative charges                           58,064            6,418           17,686            3,325
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (58,064)          (6,418)          45,578              375

Net realized gain (loss)                                   107,153           10,095           20,045            1,944
Unrealized appreciation (depreciation)
    during the period                                      259,595          195,220           29,521           61,294
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                308,684          198,897           95,144           63,613

Changes from principal transactions:
       Purchase payments                                 2,568,696        1,518,806          328,094          604,479
       Transfers between sub-accounts
           and the Company                                 697,418           79,003          104,214           90,368
       Withdrawals                                         (96,009)          (1,437)         (11,443)            (458)
       Annual contract fee                                    (677)             (11)            (106)             (11)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   3,169,428        1,596,361          420,759          694,578
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              3,478,112        1,795,258          515,903          758,191

Contract owners' equity at
    beginning of period                                  1,795,258                0          758,191                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  5,273,370     $  1,795,258     $  1,274,094     $    758,191
                                                      ============     ============     ============     ============

----------
(8) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                                    US GLOBAL LEADERS
                                                          QUANTITATIVE VALUE (8)                      GROWTH--A (6)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      3,251     $          0     $     31,049     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                            1,840              194           19,579                0
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                 1,411             (194)          11,470               (0)

Net realized gain (loss)                                       407               30           20,342                0
Unrealized appreciation (depreciation)
    during the period                                          320            5,420          102,256                0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                  2,138            5,256          134,068                0

Changes from principal transactions:
       Purchase payments                                   107,275           25,803            1,100                0
       Transfers between sub-accounts
           and the Company                                 (83,272)          76,813        1,610,477                0
       Withdrawals                                          (9,393)            (154)         (70,375)               0
       Annual contract fee                                    (554)               0           (1,045)               0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                      14,056          102,462        1,540,157                0
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 16,194          107,718        1,674,225                0

Contract owners' equity at
    beginning of period                                    107,718                0                0                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    123,912     $    107,718     $  1,674,225     $          0
                                                      ============     ============     ============     ============

----------
(8) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      -----------------------------------------------------------------
                                                            US GLOBAL LEADERS          JOHN HANCOCK STRATEGIC INCOME (8)
                                                              GROWTH--B (8)
                                                      -----------------------------    --------------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005               2004
                                                      ------------     ------------     ------------     --------------
Income:
   Dividends                                          $     77,720     $      2,260     $     64,464     $     10,646

Expenses:
    Mortality and expense risk
       and administrative charges                           52,569            2,620           22,506            3,629
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                25,151             (360)          41,958            7,017

Net realized gain (loss)                                    14,972              134            2,627              391
Unrealized appreciation (depreciation)
    during the period                                      258,262           31,192          (33,686)          25,899
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                298,385           30,966           10,899           33,307

Changes from principal transactions:
       Purchase payments                                   412,467          551,827          509,783          649,939
       Transfers between sub-accounts
           and the Company                               3,366,414            6,256          478,448           62,629
       Withdrawals                                         (82,851)               0          (25,832)            (335)
       Annual contract fee                                  (7,232)               0             (328)               0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   3,688,798          558,083          962,071          712,233
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              3,987,183          589,049          972,970          745,540

Contract owners' equity at
    beginning of period                                    589,049                0          745,540                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  4,576,232     $    589,049     $  1,718,510     $    745,540
                                                      ============     ============     ============     ============



----------
(8) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        JOHN HANCOCK INTERNATIONAL       JOHN HANCOCK INTERNATIONAL
                                                        EQUITY INDEX-- A (8), (9)         EQUITY INDEX--B (8), (9)
                                                      -----------------------------     -----------------------------
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     81,598     $      3,246     $    216,386     $      7,470

Expenses:
    Mortality and expense risk
       and administrative charges                           14,357            6,941           39,430           16,974
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                67,241           (3,695)         176,956           (9,504)

Net realized gain (loss)                                    52,007            3,795           65,492          (32,760)
Unrealized appreciation (depreciation)
    during the period                                        1,152          129,344          123,557          321,452
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                120,400          129,444          366,005          279,188

Changes from principal transactions:
       Purchase payments                                     8,799            7,091          414,759          308,024
       Transfers between sub-accounts
           and the Company                                  59,449          886,768          (72,890)       1,890,180
       Withdrawals                                        (106,470)         (17,551)         (58,120)         (34,128)
       Annual contract fee                                    (744)            (112)          (8,193)          (7,497)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     (38,966)         876,196          275,556        2,156,579
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 81,434        1,005,640          641,561        2,435,767

Contract owners' equity at
    beginning of period                                  1,005,640                0        2,435,767                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,087,074     $  1,005,640     $  3,077,328     $  2,435,767
                                                      ============     ============     ============     ============

----------
(8) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

(9) On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      -------------------------------------------------------------------
                                                                                                         INDEPENDENCE
                                                     ACTIVE BOND--A    ACTIVE BOND--B   CGTC OVERSEAS    INVESTMENT LLC
                                                           (6)             (6)          EQUITY--B (6)    SMALL CAP--B (6)
                                                      ------------     ------------     ------------     ----------------
                                                      YEAR ENDED       YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                      DECEMBER 31      DECEMBER 31      DECEMBER 31        DECEMBER 31
                                                          2005             2005             2005               2005
                                                      ------------     ------------     ------------     ----------------
Income:
   Dividends                                          $     25,253     $    141,673     $      1,778     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          113,766          614,408              768              224
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (88,513)        (472,735)           1,010             (224)

Net realized gain (loss)                                    13,544          (39,589)           4,871              120
Unrealized appreciation (depreciation)
    during the period                                      134,635          578,289            7,950            1,741
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 59,666           65,965           13,831            1,637

Changes from principal transactions:
       Purchase payments                                     6,735       16,016,427           61,421              500
       Transfers between sub-accounts
           and the Company                              11,186,344       48,032,511           95,528           58,069
       Withdrawals                                      (1,029,999)        (889,323)            (877)               0
       Annual contract fee                                  (3,360)         (10,420)            (163)              (7)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  10,159,720       63,149,195          155,909           58,562
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             10,219,386       63,215,160          169,740           60,199

Contract owners' equity at
    beginning of period                                          0                0                0                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 10,219,386     $ 63,215,160     $    169,740     $     60,199
                                                      ============     ============     ============     ============

----------
(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                     -----------------------------------------------------------------
                                                         MARISCO
                                                      INTERNATIONAL    T ROWE PRICE
                                                     OPPORTUNITIES--B  MID VALUE--B      UBS LARGE       US HIGH YIELD
                                                            (6)             (6)          CAP--B (6)       BOND--B (6)
                                                      ------------     ------------     ------------     ------------
                                                      YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                      DECEMBER 31      DECEMBER 31       DECEMBER 31      DECEMBER 31
                                                         2005              2005             2005             2005
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $        803     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                            2,869              551              205              175
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                (2,869)             252             (205)            (175)

Net realized gain (loss)                                    17,293              165                7                6
Unrealized appreciation (depreciation)
    during the period                                       66,290            2,907            2,094              922
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 80,714            3,324            1,896              753

Changes from principal transactions:
       Purchase payments                                    86,675           91,005           16,500            3,215
       Transfers between sub-accounts
           and the Company                                 437,323           94,503           82,689           63,635
       Withdrawals                                          (3,951)          (1,237)               0             (259)
       Annual contract fee                                     (83)             (21)               0                0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     519,964          184,250           99,189           66,591
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                600,678          187,574          101,085           67,344

Contract owners' equity at
    beginning of period                                          0                0                0                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    600,678     $    187,574     $    101,085     $     67,344
                                                      ============     ============     ============     ============

----------
(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                       SUB-ACCOUNT
                                                     -----------------------------------------------
                                                     WELLINGTON SMALL  WELLINGTON       WELLS CAPITAL
                                                     CAP GROWTH--B      SMALL CAP       CORE BOND--B
                                                          (6)          VALUE--B (6)          (6)
                                                      ------------     ------------     ------------
                                                       YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                       DECEMBER 31     DECEMBER 31      DECEMBER 31
                                                          2005             2005            2005
                                                      ------------     ------------     ------------
Income:
   Dividends                                          $      4,582     $      4,794     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                            1,725            3,456              430
                                                      ------------     ------------     ------------

Net investment income (loss)                                 2,857            1,338             (430)

Net realized gain (loss)                                     1,457            3,155              (47)
Unrealized appreciation (depreciation)
    during the period                                       22,448            4,349              336
                                                      ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 26,762            8,842             (141)

Changes from principal transactions:
       Purchase payments                                    72,226          238,855           45,250
       Transfers between sub-accounts
           and the Company                                 379,134          582,700           39,407
       Withdrawals                                             (28)          (2,778)               0
       Annual contract fee                                    (138)            (147)               0
                                                      ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     451,194          818,630           84,657
                                                      ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                477,956          827,472           84,516

Contract owners' equity at
    beginning of period                                          0                0                0
                                                      ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $    477,956     $    827,472     $     84,516
                                                      ============     ============     ============


----------
(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      -----------------------------------------------------------------
                                                      GREAT COMPANIES OF AMERICA--B     SCUDDER 21ST CENTURY GROWTH--B
                                                                  (10)                              (11)
                                                      -----------------------------     -------------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005               2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      1,275     $          2     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                               60              200            4,031           10,434
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                 1,215             (198)          (4,031)         (10,434)

Net realized gain (loss)                                    (1,703)          (5,772)          20,912            2,131
Unrealized appreciation (depreciation)
    during the period                                           54              (54)         (86,022)          63,173
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                   (434)          (6,024)         (69,141)          54,870

Changes from principal transactions:
       Purchase payments                                         0           45,635            6,028          288,972
       Transfers between sub-accounts
           and the Company                                 (13,693)         (25,425)        (709,645)          11,239
       Withdrawals                                               0                0             (719)          (2,109)
       Annual contract fee                                     (59)               0             (465)          (2,019)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     (13,752)          20,210         (704,801)         296,083
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                (14,186)          14,186         (773,942)         350,953

Contract owners' equity at
    beginning of period                                     14,186                0          773,942          422,989
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $     14,186     $          0     $    773,942
                                                      ============     ============     ============     ============

----------
(10) On April 29, 2005 Great Companies of America Class B sub-account ceased operations through a vote of the Board of Directors.

(11) On April 29, 2005 Scudder 21st Century Growth Class B sub-account ceased operations through a vote of the Board of Directors.



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        SCUDDER CAPITAL GROWTH--B        SCUDDER GLOBAL DISCOVERY--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      9,199     $      1,818     $      5,077     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           65,729           19,308           26,954           14,093
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (56,530)         (17,490)         (21,877)         (14,093)

Net realized gain (loss)                                    84,514           36,997           72,674           19,737
Unrealized appreciation (depreciation)
    during the period                                      451,187           78,455          248,719          210,687
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                479,171           97,962          299,516          216,331

Changes from principal transactions:
       Purchase payments                                   134,882          595,279           76,184          651,358
       Transfers between sub-accounts
           and the Company                               3,571,835           50,365          833,481           29,020
       Withdrawals                                        (102,031)          (7,794)         (19,938)         (10,513)
       Annual contract fee                                 (15,215)          (3,536)          (6,928)          (1,848)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   3,589,471          634,314          882,799          668,017
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              4,068,642          732,276        1,182,315          884,348

Contract owners' equity at
    beginning of period                                  1,490,532          758,256        1,294,337          409,989
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  5,559,174     $  1,490,532     $  2,476,652     $  1,294,337
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                       SCUDDER GROWTH & INCOME--B         SCUDDER HEALTH SCIENCES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     27,710     $      8,552     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           56,213           32,588           41,900           33,101
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (28,503)         (24,036)         (41,900)         (33,101)

Net realized gain (loss)                                    69,086           38,376           51,453           38,992
Unrealized appreciation (depreciation)
    during the period                                      169,217          181,796          153,695          138,645
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                209,800          196,136          163,248          144,536

Changes from principal transactions:
       Purchase payments                                  (125,978)       1,947,860          131,413        1,054,931
       Transfers between sub-accounts
           and the Company                               1,022,247          (13,249)         168,212           93,069
       Withdrawals                                        (171,074)         (32,543)         (91,552)         (20,911)
       Annual contract fee                                 (13,283)          (3,922)         (10,232)          (5,647)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     711,912        1,898,146          197,841        1,121,442
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                921,712        2,094,282          361,089        1,265,978

Contract owners' equity at
    beginning of period                                  3,061,192          966,910        2,451,554        1,185,576
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,982,904     $  3,061,192     $  2,812,643     $  2,451,554
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        SCUDDER INTERNATIONAL--B        SCUDDER MID CAP GROWTH--B (12)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     48,516     $     21,230     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           56,401           41,255           20,019           18,020
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                (7,885)         (20,025)         (20,019)         (18,020)

Net realized gain (loss)                                   173,043           61,437           35,237            3,478
Unrealized appreciation (depreciation)
    during the period                                      287,287          399,616          121,361           31,467
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                452,445          441,028          136,579           16,925

Changes from principal transactions:
       Purchase payments                                   133,716        2,114,701           14,951          534,595
       Transfers between sub-accounts
           and the Company                                (380,212)         (71,710)         (55,380)          50,344
       Withdrawals                                         (82,170)         (73,439)         (38,820)          (5,959)
       Annual contract fee                                 (10,805)          (5,600)          (5,328)          (3,288)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (339,471)       1,963,952          (84,577)         575,692
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                112,974        2,404,980           52,002          592,617

Contract owners' equity at
    beginning of period                                  3,633,511        1,228,531        1,310,950          718,333
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,746,485     $  3,633,511     $  1,362,952     $  1,310,950
                                                      ============     ============     ============     ============


----------
(12) On October 28, 2005 Scudder Aggressive Growth Class B was renamed Scudder Mid Cap Growth Class B through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          SCUDDER BLUE CHIP--B           SCUDDER CONTRARIAN VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     24,193     $      6,578     $     70,170     $     46,776

Expenses:
    Mortality and expense risk
       and administrative charges                           68,094           49,865           72,803           66,908
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (43,901)         (43,287)          (2,633)         (20,132)

Net realized gain (loss)                                   109,014           66,849           76,935           71,527
Unrealized appreciation (depreciation)
    during the period                                      269,783          410,403          (79,785)         295,507
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                334,896          433,965           (5,483)         346,902

Changes from principal transactions:
       Purchase payments                                   153,944        1,866,260          193,911        2,748,315
       Transfers between sub-accounts
           and the Company                                  34,985          180,477         (436,455)         431,842
       Withdrawals                                        (184,926)         (93,391)        (131,863)         (47,169)
       Annual contract fee                                 (16,344)          (8,325)         (18,287)         (12,022)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     (12,341)       1,945,021         (392,694)       3,120,966
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                322,555        2,378,986         (398,177)       3,467,868

Contract owners' equity at
    beginning of period                                  4,122,031        1,743,045        5,038,196        1,570,328
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  4,444,586     $  4,122,031     $  4,640,019     $  5,038,196
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                       SCUDDER GLOBAL BLUE CHIP--B      SCUDDER GOVERNMENT SECURITIES--B
                                                      -----------------------------     --------------------------------
                                                          YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                          2005             2004             2005                2004
                                                      ------------     ------------     ------------        ------------
Income:
   Dividends                                          $          0     $      5,813     $    161,376        $    116,849

Expenses:
    Mortality and expense risk
       and administrative charges                           29,700           16,571           59,558              57,230
                                                      ------------     ------------     ------------        ------------

Net investment income (loss)                               (29,700)         (10,758)         101,818              59,619

Net realized gain (loss)                                    75,964           10,955           (3,982)              2,033
Unrealized appreciation (depreciation)
    during the period                                      346,149          159,252          (76,888)             (1,997)
                                                      ------------     ------------     ------------        ------------

Net increase (decrease) in
    contract owners' equity from operations                392,413          159,449           20,948              59,655

Changes from principal transactions:
       Purchase payments                                    33,008          417,302           63,001           1,580,300
       Transfers between sub-accounts
           and the Company                                 519,576          258,035           64,889            (452,513)
       Withdrawals                                         (74,374)         (17,476)        (148,091)            (69,318)
       Annual contract fee                                  (7,565)          (3,121)         (10,857)             (8,022)
                                                      ------------     ------------     ------------        ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     470,645          654,740          (31,058)          1,050,447
                                                      ------------     ------------     ------------        ------------

Total increase (decrease) in
    contract owners' equity                                863,058          814,189          (10,110)          1,110,102

Contract owners' equity at
    beginning of period                                  1,412,893          598,704        3,620,271           2,510,169
                                                      ------------     ------------     ------------        ------------

Contract owners' equity at
    end of period                                     $  2,275,951     $  1,412,893     $  3,610,161        $  3,620,271
                                                      ============     ============     ============        ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         SCUDDER GROWTH--B (13)             SCUDDER HIGH INCOME--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      6,156     $          0     $    385,095     $    182,765

Expenses:
    Mortality and expense risk
       and administrative charges                            7,036           15,544           63,158           54,218
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                  (880)         (15,544)         321,937          128,547

Net realized gain (loss)                                    21,584            2,367           24,450           13,220
Unrealized appreciation (depreciation)
    during the period                                      (73,311)          58,969         (293,642)         234,965
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                (52,607)          45,792           52,745          376,732

Changes from principal transactions:
       Purchase payments                                    43,815          912,007          140,013        1,818,607
       Transfers between sub-accounts
           and the Company                              (1,366,856)          44,591         (461,555)         197,549
       Withdrawals                                          (7,214)         (10,653)        (230,460)         (68,570)
       Annual contract fee                                  (1,910)          (1,838)         (14,399)          (8,907)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (1,332,165)         944,107         (566,401)       1,938,679
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (1,384,772)         989,899         (513,656)       2,315,411

Contract owners' equity at
    beginning of period                                  1,384,772          394,873        4,239,624        1,924,213
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $  1,384,772     $  3,725,968     $  4,239,624
                                                      ============     ============     ============     ============

----------
(13) On April 29, 2005 Scudder Growth sub-account ceased operations through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      SCUDDER INTERNATIONAL SELECT
                                                               EQUITY--B                    SCUDDER FIXED INCOME--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     62,560     $      9,082     $    295,709     $    194,994

Expenses:
    Mortality and expense risk
       and administrative charges                           45,843           27,777          121,869           89,403
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                16,717          (18,695)         173,840          105,591

Net realized gain (loss)                                   173,012           29,531          (13,939)           4,265
Unrealized appreciation (depreciation)
    during the period                                      153,131          303,412         (143,548)          57,110
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                342,860          314,248           16,353          166,966

Changes from principal transactions:
       Purchase payments                                   215,219        1,217,364          376,289        4,784,180
       Transfers between sub-accounts
           and the Company                                 477,494          236,952           55,309          (36,545)
       Withdrawals                                         (88,393)         (34,370)        (495,020)        (206,085)
       Annual contract fee                                 (10,763)          (4,173)         (23,626)         (11,302)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     593,557        1,415,773          (87,048)       4,530,248
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                936,417        1,730,021          (70,695)       4,697,214

Contract owners' equity at
    beginning of period                                  2,464,053          734,032        7,664,090        2,966,876
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,400,470     $  2,464,053     $  7,593,395     $  7,664,090
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                                   SCUDDER
                                                         SCUDDER MONEY MARKET--B             SMALL CAP GROWTH--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     54,758     $     16,427     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           35,683           49,248           53,441           37,897
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                                19,075          (32,821)         (53,441)         (37,897)

Net realized gain (loss)                                       (28)             144           76,657           25,578
Unrealized appreciation (depreciation)
    during the period                                            0                0          199,123          221,282
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 19,047          (32,677)         222,339          208,963

Changes from principal transactions:
       Purchase payments                                 2,820,551        4,912,936          151,572        1,294,437
       Transfers between sub-accounts
           and the Company                              (1,395,210)      (6,445,530)         470,432             (533)
       Withdrawals                                         (45,241)        (104,098)        (119,974)         (35,496)
       Annual contract fee                                 (11,703)          (2,632)         (12,352)          (6,209)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                   1,368,397       (1,639,324)         489,678        1,252,199
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              1,387,444       (1,672,001)         712,017        1,461,162

Contract owners' equity at
    beginning of period                                  2,350,540        4,022,541        2,902,789        1,441,627
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,737,984     $  2,350,540     $  3,614,806     $  2,902,789
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      SCUDDER TECHNOLOGY GROWTH--B         SCUDDER TOTAL RETURN--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      1,871     $          0     $     69,683     $     32,294

Expenses:
    Mortality and expense risk
       and administrative charges                           25,407           20,590           47,620           46,133
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (23,536)         (20,590)          22,063          (13,839)

Net realized gain (loss)                                    14,801           23,410           46,226           93,733
Unrealized appreciation (depreciation)
    during the period                                       46,045           32,512           (9,442)          66,354
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 37,310           35,332           58,847          146,248

Changes from principal transactions:
       Purchase payments                                   125,654          537,457          126,375        1,540,910
       Transfers between sub-accounts
           and the Company                                 107,382           53,667          (40,245)        (786,708)
       Withdrawals                                         (82,175)         (21,098)        (624,809)         (41,732)
       Annual contract fee                                  (6,157)          (4,165)         (13,145)          (6,314)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     144,704          565,861         (551,824)         706,156
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                182,014          601,193         (492,977)         852,404

Contract owners' equity at
    beginning of period                                  1,542,392          941,199        3,298,369        2,445,965
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,724,406     $  1,542,392     $  2,805,392     $  3,298,369
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                          SCUDDER DREMAN FINANCIAL
                                                      SCUDDER DAVIS VENTURE VALUE--B             SERVICES--B
                                                      ------------------------------    -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     25,330     $      1,621     $     24,546     $     16,001

Expenses:
    Mortality and expense risk
       and administrative charges                          114,281           80,915           26,066           25,114
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (88,951)         (79,294)          (1,520)          (9,113)

Net realized gain (loss)                                   117,374           91,311           10,772           38,692
Unrealized appreciation (depreciation)
    during the period                                      482,134          463,518          (42,147)         106,826
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                510,557          475,535          (32,895)         136,405

Changes from principal transactions:
       Purchase payments                                   409,179        3,166,032           93,642          789,932
       Transfers between sub-accounts
           and the Company                                 431,063          518,732           23,021           24,085
       Withdrawals                                        (122,214)         (64,167)         (44,825)         (19,698)
       Annual contract fee                                 (23,734)         (12,311)          (6,922)          (4,964)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     694,294        3,608,286           64,916          789,355
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              1,204,851        4,083,821           32,021          925,760

Contract owners' equity at
    beginning of period                                  6,548,863        2,465,042        1,684,468          758,708
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  7,753,714     $  6,548,863     $  1,716,489     $  1,684,468
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                        SCUDDER DREMAN HIGH RETURN         SCUDDER DREMAN SMALL CAP
                                                               EQUITY--B                         VALUE--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     98,674     $     56,994     $    472,814     $     13,235

Expenses:
    Mortality and expense risk
       and administrative charges                          117,675           85,989           84,166           58,312
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (19,001)         (28,995)         388,648          (45,077)

Net realized gain (loss)                                   118,475          118,319          128,656           92,705
Unrealized appreciation (depreciation)
    during the period                                      343,571          607,788          (99,926)         788,680
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                443,045          697,112          417,378          836,308

Changes from principal transactions:
       Purchase payments                                   376,999        3,302,848          276,151        2,553,459
       Transfers between sub-accounts
           and the Company                                 863,133          (89,376)         304,378           16,827
       Withdrawals                                        (236,838)        (122,894)        (135,883)         (46,391)
       Annual contract fee                                 (28,954)         (13,754)         (21,169)          (8,872)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     974,340        3,076,824          423,477        2,515,023
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                              1,417,385        3,773,936          840,855        3,351,331

Contract owners' equity at
    beginning of period                                  6,820,754        3,046,818        5,070,920        1,719,589
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  8,238,139     $  6,820,754     $  5,911,775     $  5,070,920
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          SCUDDER EAGLE FOCUSED             SCUDDER FOCUS VALUE &
                                                        LARGE CAP GROWTH--B (14)                GROWTH--B (15)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $      3,441     $          0     $      8,244     $      1,966

Expenses:
    Mortality and expense risk
       and administrative charges                           14,664           35,820            4,374            9,525
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (11,223)         (35,820)           3,870           (7,559)

Net realized gain (loss)                                   (85,608)           3,549           39,408            3,520
Unrealized appreciation (depreciation)
    during the period                                     (158,119)          78,518         (100,074)          75,443
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations               (254,950)          46,247          (56,796)          71,404

Changes from principal transactions:
       Purchase payments                                    61,827        1,740,081           18,548          508,980
       Transfers between sub-accounts
           and the Company                              (2,765,863)          21,243         (821,497)          39,342
       Withdrawals                                         (14,633)         (44,789)              (5)          (1,228)
       Annual contract fee                                  (2,272)          (5,453)            (382)          (1,170)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (2,720,941)       1,711,082         (803,336)         545,924
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (2,975,891)       1,757,329         (860,132)         617,328

Contract owners' equity at
    beginning of period                                  2,975,891        1,218,562          860,132          242,804
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $  2,975,891     $          0     $    860,132
                                                      ============     ============     ============     ============


----------
(14) On April 29, 2005 Scudder Eagle Focused Large Cap Growth sub-account ceased operations through a vote of the Board of Directors.

(15) On April 29, 2005 Scudder Focus Value & Growth sub-account ceased operations through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          SCUDDER INDEX 500               SCUDDER SALOMON AGGRESSIVE
                                                          PORTFOLIO--B (16)                    GROWTH--B (17)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    213,354     $     32,573     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          108,679          102,699           14,002            7,461
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               104,675          (70,126)         (14,002)          (7,461)

Net realized gain (loss)                                   995,514           43,689           59,864           46,039
Unrealized appreciation (depreciation)
    during the period                                     (889,461)         693,171           38,120           52,480
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                210,728          666,734           83,982           91,058

Changes from principal transactions:
       Purchase payments                                   653,397        4,041,188           30,296          186,103
       Transfers between sub-accounts
           and the Company                             (10,275,337)       2,113,831         (392,722)         470,784
       Withdrawals                                        (123,161)         (83,298)         (14,752)          (4,664)
       Annual contract fee                                 (42,957)         (13,835)          (2,563)            (951)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  (9,788,058)       6,057,886         (379,741)         651,272
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             (9,577,330)       6,724,620         (295,759)         742,330

Contract owners' equity at
    beginning of period                                  9,577,330        2,852,710          995,343          253,013
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $          0     $  9,577,330     $    699,584     $    995,343
                                                      ============     ============     ============     ============

----------
(16) On September 16, 2005 Scudder Index 500 Portfolio B sub-account ceased operations through a vote of the Board of Directors.

(17) On August 1, 2005 Scudder Invesco Dynamic Growth- B was renamed Scudder Salomon Aggressive Growth-B through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          SCUDDER JANUS GROWTH                SCUDDER JANUS GROWTH
                                                               & INCOME--B                      OPPORTUNITIES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           34,974           25,006           11,510            6,074
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (34,974)         (25,006)         (11,510)          (6,074)

Net realized gain (loss)                                    41,096           14,748           69,817            1,631
Unrealized appreciation (depreciation)
    during the period                                      216,492          186,614            5,198           44,497
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                222,614          176,356           63,505           40,054

Changes from principal transactions:
       Purchase payments                                   187,812          912,706           32,866          125,188
       Transfers between sub-accounts
           and the Company                                 119,334           79,787          723,184           10,139
       Withdrawals                                         (79,883)         (50,699)         (31,129)          (3,130)
       Annual contract fee                                  (7,477)          (4,279)          (1,995)          (1,429)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     219,786          937,515          722,926          130,768
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                442,400        1,113,871          786,431          170,822

Contract owners' equity at
    beginning of period                                  2,060,243          946,372          446,253          275,431
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  2,502,643     $  2,060,243     $  1,232,684     $    446,253
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                          SCUDDER MFS STRATEGIC             SCUDDER OAK STRATEGIC
                                                                VALUE--B                          EQUITY--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    375,236     $      2,891     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           60,924           44,716           26,343           22,133
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               314,312          (41,825)         (26,343)         (22,133)

Net realized gain (loss)                                   109,893           41,680           (6,378)           5,235
Unrealized appreciation (depreciation)
    during the period                                     (529,226)         490,246          (72,835)          29,887
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations               (105,021)         490,101         (105,556)          12,989

Changes from principal transactions:
       Purchase payments                                   195,798        2,016,468           82,933        1,005,020
       Transfers between sub-accounts
           and the Company                                (435,338)         480,815         (361,082)          71,949
       Withdrawals                                         (76,715)         (61,407)         (36,001)         (16,698)
       Annual contract fee                                 (11,813)          (6,168)          (6,039)          (3,139)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                    (328,068)       2,429,708         (320,189)       1,057,132
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                               (433,089)       2,919,809         (425,745)       1,070,121

Contract owners' equity at
    beginning of period                                  4,087,789        1,167,980        1,841,505          771,384
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  3,654,700     $  4,087,789     $  1,415,760     $  1,841,505
                                                      ============     ============     ============     ============


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                           SCUDDER TURNER MID CAP
                                                                  GROWTH--B                    SCUDDER REAL ESTATE--B
                                                      -----------------------------        -----------------------------
                                                          YEAR ENDED DECEMBER 31               YEAR ENDED DECEMBER 31
                                                          2005             2004                2005             2004
                                                      ------------     ------------        ------------     ------------
Income:
   Dividends                                          $          0     $          0        $    380,352     $     22,439

Expenses:
    Mortality and expense risk
       and administrative charges                           36,427           23,149              68,312           48,497
                                                      ------------     ------------        ------------     ------------

Net investment income (loss)                               (36,427)         (23,149)            312,040          (26,058)

Net realized gain (loss)                                   151,640           32,839             218,951           99,292
Unrealized appreciation (depreciation)
    during the period                                      113,067          149,440            (126,023)         807,460
                                                      ------------     ------------        ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                228,280          159,130             404,968          880,694

Changes from principal transactions:
       Purchase payments                                   135,866          933,293             158,789        1,999,363
       Transfers between sub-accounts
           and the Company                                 513,305            7,679            (240,349)        (285,440)
       Withdrawals                                         (36,062)         (15,014)            (98,620)         (65,941)
       Annual contract fee                                  (7,876)          (3,556)            (16,481)          (8,252)
                                                      ------------     ------------        ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     605,233          922,402            (196,661)       1,639,730
                                                      ------------     ------------        ------------     ------------

Total increase (decrease) in
    contract owners' equity                                833,513        1,081,532             208,307        2,520,424

Contract owners' equity at
    beginning of period                                  1,891,689          810,157           4,174,495        1,654,071
                                                      ------------     ------------        ------------     ------------

Contract owners' equity at
    end of period                                     $  2,725,202     $  1,891,689        $  4,382,802     $  4,174,495
                                                      ============     ============        ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                                                         SCUDDER CONSERVATIVE INCOME
                                                      SCUDDER STRATEGIC INCOME--B               STRATEGY (18)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $    182,962     $     54,676     $        549     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                           37,177           25,811           14,439              244
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               145,785           28,865          (13,890)            (244)

Net realized gain (loss)                                    (3,817)            (782)          10,695                2
Unrealized appreciation (depreciation)
    during the period                                     (135,618)         114,769           27,232            1,512
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                  6,350          142,852           24,037            1,270

Changes from principal transactions:
       Purchase payments                                   196,360        1,186,845        1,002,256          123,907
       Transfers between sub-accounts
           and the Company                                 140,865          (53,748)          81,994           34,628
       Withdrawals                                         (95,960)         (59,155)          (5,680)               0
       Annual contract fee                                  (7,779)          (3,359)          (1,521)               0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     233,486        1,070,583        1,077,049          158,535
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                239,836        1,213,435        1,101,086          159,805

Contract owners' equity at
    beginning of period                                  2,114,027          900,592          159,805                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  2,353,863     $  2,114,027     $  1,260,891     $    159,805
                                                      ============     ============     ============     ============


----------
(18) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                         SCUDDER GROWTH & INCOME           SCUDDER INCOME & GROWTH
                                                              STRATEGY (18)                     STRATEGY (18)
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     17,059     $          0     $      6,825     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          218,825           25,562           68,090            7,923
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                              (201,766)         (25,562)         (61,265)          (7,923)

Net realized gain (loss)                                   150,139            5,801           11,470            5,142
Unrealized appreciation (depreciation)
    during the period                                      658,035          374,973          192,036           82,611
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                606,408          355,212          142,241           79,830

Changes from principal transactions:
       Purchase payments                                11,519,856        7,367,179        4,158,693        1,417,613
       Transfers between sub-accounts
           and the Company                               2,222,392        1,067,017          402,362          468,528
       Withdrawals                                        (441,820)          (1,819)        (209,876)            (750)
       Annual contract fee                                  (4,650)               0             (303)               0
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  13,295,778        8,432,377        4,350,876        1,885,391
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                             13,902,186        8,787,589        4,493,117        1,965,221

Contract owners' equity at
    beginning of period                                  8,787,589                0        1,965,221                0
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $ 22,689,775     $  8,787,589     $  6,458,338     $  1,965,221
                                                      ============     ============     ============     ============

----------
(18) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      -----------------------------------------------------------------
                                                                                           SCUDDER TEMPLETON FOREIGN
                                                       SCUDDER GROWTH STRATEGY (18)                VALUE (19)
                                                      -----------------------------     -------------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------       ------------
Income:
   Dividends                                          $     20,452     $          0     $      1,342       $          0

Expenses:
    Mortality and expense risk
       and administrative charges                          270,974           18,397            1,298                111
                                                      ------------     ------------     ------------       ------------

Net investment income (loss)                              (250,522)         (18,397)              44               (111)

Net realized gain (loss)                                   126,404            2,261              258                565
Unrealized appreciation (depreciation)
    during the period                                    1,191,640          337,541            7,810              2,858
                                                      ------------     ------------     ------------       ------------

Net increase (decrease) in
    contract owners' equity from operations              1,067,522          321,405            8,112              3,312

Changes from principal transactions:
       Purchase payments                                20,579,368        5,636,533           21,063                 60
       Transfers between sub-accounts
           and the Company                               2,711,349          927,413           44,423             50,593
       Withdrawals                                        (210,250)          (7,090)               0                  0
       Annual contract fee                                  (1,467)               0             (296)                 0
                                                      ------------     ------------     ------------       ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                  23,079,000        6,556,856           65,190             50,653
                                                      ------------     ------------     ------------       ------------

Total increase (decrease) in
    contract owners' equity                             24,146,522        6,878,261           73,302             53,965

Contract owners' equity at
    beginning of period                                  6,878,261                0           53,965                  0
                                                      ------------     ------------     ------------       ------------

Contract owners' equity at
    end of period                                     $ 31,024,783     $  6,878,261     $    127,267       $     53,965
                                                      ============     ============     ============       ============

----------
(18) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.

(19) Commencement of Operations, November 15, 2004, through a vote of the Board of Directors.


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                         SUB-ACCOUNT
                                                      ----------------------------------------------
                                                          SCUDDER MERCURY LARGE           SCUDDER
                                                              CAP CORE (19)              BOND--B (6)
                                                      -----------------------------     ------------
                                                                                         YEAR ENDED
                                                          YEAR ENDED DECEMBER 31         DECEMBER 31
                                                          2005             2004             2005
                                                      ------------     ------------     ------------
Income:
   Dividends                                          $        130     $          0     $          0

Expenses:
    Mortality and expense risk
       and administrative charges                              256                5            1,471
                                                      ------------     ------------     ------------

Net investment income (loss)                                  (126)              (5)          (1,471)

Net realized gain (loss)                                        31                0               28
Unrealized appreciation (depreciation)
    during the period                                        3,263              101            1,956
                                                      ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                  3,168               96              513

Changes from principal transactions:
       Purchase payments                                     5,000                0           26,830
       Transfers between sub-accounts
           and the Company                                  72,600            2,991          128,052
       Withdrawals                                               0                0             (884)
       Annual contract fee                                     (14)               0             (508)
                                                      ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                      77,586            2,991          153,490
                                                      ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 80,754            3,087          154,003

Contract owners' equity at
    beginning of period                                      3,087                0                0
                                                      ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $     83,841     $      3,087     $    154,003
                                                      ============     ============     ============


----------
(19) Commencement of Operations, November 15, 2004, through a vote of the Board of Directors.

(6) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                       SUB-ACCOUNT
                                                      ----------------------------------------------
                                                      SCUDDER EQUITY
                                                      INDEX--B (20)      ALGER AMERICAN BALANCED--B
                                                      --------------   -----------------------------
                                                        YEAR ENDED
                                                       DECEMBER 31         YEAR ENDED DECEMBER 31
                                                           2005             2005            2004
                                                      --------------   ------------     ------------
Income:
   Dividends                                          $            0   $     62,242     $     52,603

Expenses:
    Mortality and expense risk
       and administrative charges                             44,695         65,391           59,320
                                                      --------------   ------------     ------------

Net investment income (loss)                                 (44,695)        (3,149)          (6,717)

Net realized gain (loss)                                     (16,309)        86,049           22,280
Unrealized appreciation (depreciation)
    during the period                                        107,384        166,314           90,925
                                                      --------------   ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                   46,380        249,214          106,488

Changes from principal transactions:
       Purchase payments                                      81,522        187,609        2,067,204
       Transfers between sub-accounts
           and the Company                                 9,222,088       (904,380)         351,992
       Withdrawals                                           (61,963)       (89,977)         (54,651)
       Annual contract fee                                         0        (16,072)          (9,141)
                                                      --------------   ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     9,241,647       (822,820)       2,355,404
                                                      --------------   ------------     ------------

Total increase (decrease) in
    contract owners' equity                                9,288,027       (573,606)       2,461,892

Contract owners' equity at
    beginning of period                                            0      4,476,163        2,014,271
                                                      --------------   ------------     ------------

Contract owners' equity at
    end of period                                     $    9,288,027   $  3,902,557     $  4,476,163
                                                      ==============   ============     ============


----------
(20) Commencement of Operations, September 16, 2005, through a vote of the Board of Directors.

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                      ALGER AMERICAN LEVERAGED ALL         CREDIT SUISSE EMERGING
                                                                 CAP--B                          MARKETS--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $          0     $          0     $     13,450     $     (3,380)

Expenses:
    Mortality and expense risk
       and administrative charges                           17,476           14,700           27,886           16,431
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (17,476)         (14,700)         (14,436)         (19,811)

Net realized gain (loss)                                    25,870            3,998           96,280           30,807
Unrealized appreciation (depreciation)
    during the period                                      119,375           63,846          369,095          217,672
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                127,769           53,144          450,939          228,668

Changes from principal transactions:
       Purchase payments                                    40,012          429,434           63,969          496,390
       Transfers between sub-accounts
           and the Company                                 (75,237)          95,727          335,353          113,292
       Withdrawals                                         (21,728)         (10,325)         (49,505)          (4,962)
       Annual contract fee                                  (4,722)          (2,748)          (6,947)          (3,286)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     (61,675)         512,088          342,870          601,434
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 66,094          565,232          793,809          830,102

Contract owners' equity at
    beginning of period                                  1,113,064          547,832        1,343,843          513,741
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  1,179,158     $  1,113,064     $  2,137,652     $  1,343,843
                                                      ============     ============     ============     ============



See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ----------------------------------------------------------------
                                                        CREDIT SUISSE GLOBAL POST         DREYFUS SOCIALLY RESPONSIBLE
                                                            VENTURE CAPITAL--B                   GROWTH FUND--B
                                                      -----------------------------      -----------------------------
                                                          YEAR ENDED DECEMBER 31             YEAR ENDED DECEMBER 31
                                                          2005             2004              2005             2004
                                                      ------------     ------------      ------------     ------------
Income:
   Dividends                                          $          0     $          0      $          0     $        713

Expenses:
    Mortality and expense risk
       and administrative charges                            6,316            4,504             6,372            5,687
                                                      ------------     ------------      ------------     ------------

Net investment income (loss)                                (6,316)          (4,504)           (6,372)          (4,974)

Net realized gain (loss)                                     8,263            5,627             9,157            1,059
Unrealized appreciation (depreciation)
    during the period                                       52,254           46,088            (3,880)          21,862
                                                      ------------     ------------      ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                 54,201           47,211            (1,095)          17,947

Changes from principal transactions:
       Purchase payments                                    24,103          126,263            12,964          301,261
       Transfers between sub-accounts
           and the Company                                  27,670           15,958          (114,022)           8,783
       Withdrawals                                          (7,235)          (1,207)          (30,376)          (2,171)
       Annual contract fee                                  (1,741)          (1,077)           (1,539)            (752)
                                                      ------------     ------------      ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                      42,797          139,937          (132,973)         307,121
                                                      ------------     ------------      ------------     ------------

Total increase (decrease) in
    contract owners' equity                                 96,998          187,148          (134,068)         325,068

Contract owners' equity at
    beginning of period                                    357,720          170,572           483,627          158,559
                                                      ------------     ------------      ------------     ------------

Contract owners' equity at
    end of period                                     $    454,718     $    357,720      $    349,559     $    483,627
                                                      ============     ============      ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                       DREYFUS VIF MIDCAP STOCK--B           AIM VI UTILITIES--B
                                                      -----------------------------     -----------------------------
                                                          YEAR ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                                          2005             2004             2005             2004
                                                      ------------     ------------     ------------     ------------
Income:
   Dividends                                          $     20,853     $    126,619     $     32,082     $     14,112

Expenses:
    Mortality and expense risk
       and administrative charges                           84,338           63,687           21,276           12,176
                                                      ------------     ------------     ------------     ------------

Net investment income (loss)                               (63,485)          62,932           10,806            1,936

Net realized gain (loss)                                    80,639           31,318           62,323            9,027
Unrealized appreciation (depreciation)
    during the period                                      366,496          446,202           96,254          163,420
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in
    contract owners' equity from operations                383,650          540,452          169,383          174,383

Changes from principal transactions:
       Purchase payments                                   159,449        1,984,638           27,552          331,680
       Transfers between sub-accounts
           and the Company                                 116,949          303,932          222,190           45,834
       Withdrawals                                        (137,625)         (52,167)         (15,122)          (5,615)
       Annual contract fee                                 (21,065)         (10,995)          (5,109)          (2,401)
                                                      ------------     ------------     ------------     ------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     117,708        2,225,408          229,511          369,498
                                                      ------------     ------------     ------------     ------------

Total increase (decrease) in
    contract owners' equity                                501,358        2,765,860          398,894          543,881

Contract owners' equity at
    beginning of period                                  5,071,187        2,305,327        1,023,096          479,215
                                                      ------------     ------------     ------------     ------------

Contract owners' equity at
    end of period                                     $  5,572,545     $  5,071,187     $  1,421,990     $  1,023,096
                                                      ============     ============     ============     ============

See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                      TOTAL
                                                      -------------------------------------
                                                              YEAR ENDED DECEMBER 31
                                                             2005                2004
                                                      ----------------     ----------------
Income:
   Dividends                                          $     78,042,482     $     27,755,863

Expenses:
    Mortality and expense risk
       and administrative charges                           37,690,595           27,561,070
                                                      ----------------     ----------------

Net investment income (loss)                                40,351,887              194,793

Net realized gain (loss)                                    23,513,737           (5,714,706)
Unrealized appreciation (depreciation)
    during the period                                       64,866,245          175,329,485
                                                      ----------------     ----------------

Net increase (decrease) in
    contract owners' equity from operations                128,731,869          169,809,572

Changes from principal transactions:
       Purchase payments                                   707,848,466          541,999,948
       Transfers between sub-accounts
           and the Company                                  77,607,977           29,934,031
       Withdrawals                                        (180,428,714)        (131,290,814)
       Annual contract fee                                  (3,590,682)          (2,336,662)
                                                      ----------------     ----------------

Net increase (decrease) in contract owners'
    equity from principal transactions                     601,437.047          438,306,503
                                                      ----------------     ----------------

Total increase (decrease) in
    contract owners' equity                                730,168,916          608,116,075

Contract owners' equity at
    beginning of period                                  2,122,266,614        1,514,150,539
                                                      ----------------     ----------------

Contract owners' equity at
    end of period                                     $  2,852,435,530     $  2,122,266,614
                                                      ================     ================


See accompanying notes.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                          Notes to Financial Statements

                                December 31, 2005


1. ORGANIZATION

John Hancock Life Insurance Company of New York, Separate Account A (the Account) is a separate account established by John Hancock Life Insurance Company of New York (the Company). The Company established the Account on July 22, 1992 as a separate account under New York law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in one hundred twenty-nine Funds of John Hancock Investment Trust (the Trust) (formerly the Manufacturers Investment Trust), thirty-seven Funds of the Scudder Variable Series Trust, two Funds of the Alger American Fund, two Funds of the Credit Suisse Trust, two Funds of the Dreyfus Service Corporation and one Fund of the Invesco VIF Funds. The Account is a funding vehicle for variable annuity contracts (the Contracts) issued by the Company. The Account includes thirty-one contracts, distinguished principally by the level of expenses and surrender charges. These thirty-one contracts are Venture Variable Annuity (VEN 9, 10, 19, 24, 35, 36, 37, 38, 44, 45, 46, 47, MLL 10, 38, 47, TYP20, 21, 30,
31), Vision Variable Annuity (VIS 24, 24B), Scudder Wealthmark Annuity (WV A1N, A2N, A3N, P1N, P2N, P3N) and Scudder Wealthmark ML3 Annuity (W3 A1N, A3N, N1N,
N3N).

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.), which in turn is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (MLI), which is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

On April 30, 2004, two sub-accounts Quantitative Equity and Balanced ceased operations through a vote of the Board of Directors.

On May 3, 2004, nine sub-accounts, American Century Small Company, PIMCO VIT All Asset, LMFC Core Equity, PIM Classic Value, MFC Quantitative Value, U.S. Global Leaders Growth, John Hancock Strategic Income, John Hancock International Equity Index--Class A, John Hancock International Equity Index--Class B commenced operations.

On June 18, 2004, International Index sub-account ceased operations through a vote of the Board of Directors.

On August 16, 2004, four sub-accounts, Scudder Growth & Income Strategy, Scudder Income & Growth Strategy, Scudder Conservative Income Strategy and Scudder Growth Strategy commenced operation.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

On November 15, 2004, two sub-accounts, Scudder Mercury Large Cap Core and Scudder Templeton Foreign Value commenced operations.

On April 29, 2005, fifteen sub-accounts ceased operations through a vote of the Board of Directors; Diversified Bond Class A and Class B, Overseas Class A and Class B, Aggressive Growth Class A and Class B, Small Company Blend Class A and Class B, Strategic Growth Class A and Class B, Great Companies B, Scudder 21st Century Growth, Scudder Growth, Scudder Eagle Focused Large Cap Growth, Scudder Focus Value & Growth.

On April 29, 2005, fourteen sub-accounts Small Cap Opportunities--Class A, US Global Leaders Growth--Class A, Active Bond-- Class A, Active Bond-- Class B, CGTC Overseas Equity-- Class B, Independence Investment LLC-- Small Cap-- Class B, Marisco International Opportunities-- Class B, T Rowe Price Mid Value-- Class B, UBS Large Cap-- Class B, US High Yield Bond, Wellington Small Cap Growth-- Class B, Wellington Small Cap Value-- Class B, Wells Capital Core Bond-- Class B, and Scudder Bond-- Class B commenced operation.

On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index Class A through a vote of the Board of Directors.

On August 1, 2005, the American Bond Fund-- Class B sub-account commenced operation.

On August 1, 2005, Scudder Invesco Dynamic Growth-Class B was renamed Scudder Salomon Aggressive Growth-B through a vote of the respective Board of Directors in order to reflect a name change of the corresponding underlying Fund.

On September 16, 2005, Scudder Index 500 Portfolio B sub-account ceased operations through a vote of the Board of Directors.

On September 16, 2005, sub-account Scudder Equity Index Portfolio commenced operation.

On October 28, 2005, Scudder Aggressive Growth- B was renamed Scudder Mid Cap Growth-B through a vote of the respective Board of Directors in order to reflect a name change of the corresponding underlying Fund.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract owner may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically review the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

3. AFFILIATED COMPANY TRANSACTIONS

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the account. The Company has underwriting and distribution agreements with its affiliate, Manufacturers Securities Services LLC (MSS). MSS is 60% owned by JHUSA and 40% owned by the Company.

4. CONTRACT CHARGES

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a surrender, a contingent deferred sales charge may be charged by the Company to cover sales expenses. An annual administrative fee of $30 is deducted from each contract owners' account on the contract anniversary date to cover contract administration costs. This charge is waived on certain contracts.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


4. CONTRACT CHARGES (CONTINUED)

Deductions from each sub-account are made daily for administrative fees and for the assumption of mortality and expense risk charges as follows:

(i)   Current Contract Series (VEN 9, 10, 19, 24, 35, 36, 37, 38, MLL10, MLL38):
      Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15% and 1.25% of the contract value, respectively.

(ii) Current Contract Series (VIS 24, 24B, TYP20, 21): Deductions from each sub-account are made daily for distribution fees, administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15%, 0.25% and 1.25% of the contract value, respectively.

(iii) Current Contract Series (TYP 30, 31): Deductions from each sub-account are made daily for administration, the assumption of mortality and expense risks and an annual death benefit step rider equal to an effective annual rate of 0.40%, 1.25% and 0.05%, respectively.

(iv) Current Contract Series (VEN 44, 45, 46, 47, MLL47): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.30% and 1.45% of the contract value, respectively.

(v) Current Contract Series (WVA1N, A2N, A3N, P3N): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15% and 1.25% of the contract value, respectively.

(vi) Current Contract Series (W3N1N, N3N): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.40% and 1.25% of the contract value, respectively.

(vii) Current Contract Series (W3A1N, A3N): Deductions from each sub-account are made daily for administration, mortality and expense risks and the annual step-up value rider equal to an effective annual rate of 0.40%, 1.25% and 0.05% of the contract value, respectively.

(vii) Current Contract Series (WVP1N, P2N): Deductions from each sub-account are made daily for administration, mortality and expense risks and the payment enhancement rider equal to an effective annual rate of 0.15%, 1.25% and 0.35% of the contract value, respectively.

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each sub-account for the year ended December 31, 2005:

                                                     PURCHASES             SALES
                                                  ---------------     ---------------
Strategic Opportunities Portfolio--Class A        $       458,007     $     6,987,756
Strategic Opportunities Portfolio--Class B                340,606             428,103
Investment Quality Bond Portfolio--Class A              1,383,678           4,138,973
Investment Quality Bond Portfolio--Class B             12,408,488           2,461,600
Growth & Income Portfolio--Class A                      5,774,261          23,532,637
Growth & Income Portfolio--Class B                      2,558,704           4,360,630
Blue Chip Growth Portfolio--Class A                     1,064,848          12,243,117
Blue Chip Growth Portfolio--Class B                     6,645,443           2,272,840
Money Market Portfolio--Class A                        35,879,488          35,662,225
Money Market Portfolio--Class B                        38,893,210          37,560,308
Global Equity Portfolio--Class A                          599,464           7,225,729
Global Equity Portfolio--Class B                        1,889,245             642,361
Global Bond Portfolio--Class A                          1,381,145           1,457,254
Global Bond Portfolio--Class B                          4,730,216           1,558,101
U.S. Government Securities Portfolio--Class A           5,010,770           9,939,142
U.S. Government Securities Portfolio--Class B           6,213,845           7,551,906
Diversified Bond Portfolio--Class A                       777,306          12,143,913
Diversified Bond Portfolio--Class B                    18,847,949          42,395,643
Income & Value Portfolio--Class A                         871,934           5,260,614
Income & Value Portfolio--Class B                       1,590,137           1,121,871
Large Cap Growth Portfolio--Class A                       851,765           3,977,017
Large Cap Growth Portfolio--Class B                     1,650,880           2,439,898
Equity-Income Portfolio--Class A                        4,915,106          13,738,191
Equity-Income Portfolio--Class B                       10,044,748           3,431,441
Strategic Bond Portfolio--Class A                       2,292,778           6,493,595
Strategic Bond Portfolio--Class B                       6,363,185           1,777,468
Overseas Portfolio--Class A                               171,589          11,665,777
Overseas Portfolio--Class B                               362,976           3,535,274
All Cap Core Portfolio--Class A                           210,315           2,871,588
All Cap Core Portfolio--Class B                           391,967              78,661
All Cap Growth Portfolio--Class A                         381,915           4,891,767
All Cap Growth Portfolio--Class B                         210,943             882,664

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                       PURCHASES             SALES
                                                    ---------------     ---------------
International Small Cap Portfolio--Class A          $     2,351,403     $     4,228,076
International Small Cap Portfolio--Class B                1,513,805           1,390,766
Pacific Rim Emerging Markets Portfolio--Class A             948,183             828,953
Pacific Rim Emerging Markets Portfolio--Class B           2,642,253           1,278,564
Science & Technology Portfolio--Class A                   1,723,869           5,334,417
Science & Technology Portfolio--Class B                     897,205           2,156,333
Emerging Small Company Portfolio--Class A                   325,763           1,760,687
Emerging Small Company Portfolio--Class B                   860,661             944,556
Aggressive Growth Portfolio--Class A                        287,826          10,841,662
Aggressive Growth Portfolio--Class B                        288,310           5,315,701
International Stock Portfolio--Class A                      777,803           1,049,486
International Stock Portfolio--Class B                      424,874             300,823
Value Portfolio--Class A                                    524,107           2,582,012
Value Portfolio--Class B                                    609,385             439,693
Real Estate Securities Portfolio--Class A                 3,314,887           3,428,600
Real Estate Securities Portfolio--Class B                 5,486,154           3,152,519
High Yield Portfolio--Class A                             5,367,326           8,021,871
High Yield Portfolio--Class B                            10,955,275          14,031,249
Lifestyle Aggressive 1000 Portfolio--Class A                471,119           1,378,213
Lifestyle Aggressive 1000 Portfolio--Class B              7,675,018           4,028,879
Lifestyle Growth 820 Portfolio--Class A                   5,337,570           8,318,267
Lifestyle Growth 820 Portfolio--Class B                 197,804,721          17,312,791
Lifestyle Balanced 640 Portfolio--Class A                 8,468,769           9,421,722
Lifestyle Balanced 640 Portfolio--Class B               214,215,336           5,591,873
Lifestyle Moderate 460 Portfolio--Class A                 5,178,974           5,717,793
Lifestyle Moderate 460 Portfolio--Class B                60,088,026           6,719,145
Lifestyle Conservative 280 Portfolio--Class A             3,866,753           3,820,665
Lifestyle Conservative 280 Portfolio--Class B            32,974,326          10,418,777
Small Company Value Portfolio--Class A                    1,368,066           3,840,311
Small Company Value Portfolio--Class B                    3,661,143           2,682,921
International Value Portfolio--Class A                   12,572,431           3,674,848
International Value Portfolio--Class B                    7,606,537           3,597,624

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                   PURCHASES             SALES
                                                ---------------     ---------------
Small Company Blend Portfolio--Class A          $        26,879     $     4,147,680
Small Company Blend Portfolio--Class B                  371,833           6,085,244
Total Return Portfolio--Class A                       3,424,653           8,149,329
Total Return Portfolio--Class B                       7,405,040           7,163,906
U.S. Large Cap Portfolio--Class A                       322,222           3,490,907
U.S. Large Cap Portfolio--Class B                       881,323           3,081,720
Mid Cap Stock Portfolio--Class A                     12,174,918           4,766,432
Mid Cap Stock Portfolio--Class B                      7,663,941           3,521,028
Global Allocation Portfolio--Class A                    308,529             491,838
Global Allocation Portfolio--Class B                  4,164,758             661,507
Dynamic Growth Portfolio--Class A                       106,011             965,506
Dynamic Growth Portfolio--Class B                       422,693             726,750
Total Stock Market Index Portfolio--Class A             196,534             329,886
Total Stock Market Index Portfolio--Class B             614,819             927,535
500 Index Portfolio--Class A                          4,681,879           7,866,510
500 Index Portfolio--Class B                          6,246,225           6,952,018
Mid Cap Index Portfolio--Class A                        757,833             873,691
Mid Cap Index Portfolio--Class B                      1,244,088             862,935
Small Cap Index Portfolio--Class A                      508,610             929,664
Small Cap Index Portfolio--Class B                    2,464,213           2,854,887
Capital Appreciation Portfolio--Class A               1,106,981             699,586
Capital Appreciation Portfolio--Class B                 623,522             562,429
Health Sciences Portfolio--Class A                      726,178           1,230,747
Health Sciences Portfolio--Class B                    2,549,691           2,027,813
Financial Services Portfolio--Class A                   239,138             683,341
Financial Services Portfolio--Class B                   480,073             725,989
Quantitative Mid Cap Portfolio--Class A                 162,709           1,427,731
Quantitative Mid Cap Portfolio--Class B                 776,852             907,206
Strategic Growth Portfolio--Class A                      40,656           1,797,438
Strategic Growth Portfolio--Class B                     135,180           3,864,946
All Cap Value Portfolio--Class A                      1,193,915             869,261
All Cap Value Portfolio--Class B                      1,742,383           1,534,263
Strategic Value Portfolio--Class A                      455,638             543,189
Strategic Value Portfolio--Class B                    1,515,633             503,639
Utilities Portfolio--Class A                    $     1,334,336     $     1,465,509
Utilities Portfolio--Class B                          2,849,037           1,295,399

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                             PURCHASES             SALES
                                                          ---------------     ---------------
Mid Cap Value Portfolio--Class A                                2,430,638           2,363,196
Mid Cap Value Portfolio--Class B                                5,164,552           3,460,437
Fundamental Value Portfolio--Class A                              749,138           1,692,780
Fundamental Value Portfolio--Class B                            6,837,242           1,883,890
Emerging Growth Portfolio--Class B                                585,373             412,309
Natural Resources Portfolio--Class B                            7,203,508           3,284,333
Mid Cap Core Portfolio--Class B                                 1,419,047           2,362,111
Quantitative All Cap Portfolio--Class B                           442,969             155,123
Large Cap Value Portfolio--Class B                                467,371             862,697
Small Cap Opportunities Portfolio--Class B                      4,281,401           1,092,133
Small Cap Opportunities Portfolio--Class B                      8,238,255           2,713,136
Special Value Portfolio--Class B                                  261,543             350,938
Real Return Bond Portfolio--Class B                             9,195,377           4,687,386
American International Portfolio--Class B                      34,540,781           4,421,084
American Growth Portfolio--Class B                             53,869,919           6,524,859
American Blue-Chip Income & Growth Portfolio--Class B           6,526,775           2,488,692
American Growth-Income Portfolio--Class B                      51,693,162           2,712,834
American Bond Fund --Class B                                   20,484,857             258,613
American Century--Small Company                                   519,004              99,258
PIMCO VIT All Asset Portfolio                                   3,843,263             674,226
LMFC Core Equity                                                3,960,435             849,068
PIM Classic Value                                               1,048,574             582,237
Quantitative Value                                                340,815             325,348
US Global Leaders Growth --Class A                              2,046,762             495,135
US Global Leaders Growth --Class B                              4,245,021             531,070
John Hancock Strategic Income                                   1,101,444              97,414
John Hancock Int'l Eq Index--Class A                              492,242             463,967
John Hancock Int'l Eq Index--Class B                            1,026,402             573,890
Active Bond --Class A                                          11,571,242           1,500,035
Active Bond --Class B                                          66,244,750           3,568,290
CGTC Overseas Equity --Class B                                    315,404             158,485
Independence Investment LLC Small Cap --Class B                    58,568                 230
Marisco International Opportunities--Class B                      733,016             215,921
T Rowe Price Mid Value--Class B                                   188,997               4,495
UBS Large Cap--Class B                                             99,163                 179
US High Yield Bond--Class B                                        66,850                 434

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                                 PURCHASES             SALES
                                                              ---------------     ---------------
Wellington Small Cap Growth --Class B                         $       464,155     $        10,104
Wellington Small Cap Value --Class B                                  928,034             108,066
Wells Capital Core Bond --Class B                                      96,626              12,400
Great Companies America--Class B                                        1,276              13,813
Scudder 21st Century Growth Portfolio--Class B                         18,930             727,761
Scudder Capital Growth Portfolio--Class B                           4,358,589             825,648
Scudder Global Discovery Portfolio--Class B                         1,076,456             215,534
Scudder Growth & Income Portfolio--Class B                          1,403,523             720,114
Scudder Health Sciences Portfolio--Class B                            475,780             319,839
Scudder International Portfolio--Class B                              492,682             840,038
Scudder Mid Cap Growth Portfolio--Class B                             182,672             287,268
Scudder Blue Chip Portfolio--Class B                                  413,311             469,553
Scudder Contrarian Value Portfolio--Class B                         3,012,998           1,217,114
Scudder Global Blue Chip Portfolio--Class B                           713,141             272,195
Scudder Government Securities Portfolio--Class B                      442,130             371,370
Scudder Growth Portfolio--Class B                                      75,739           1,408,784
Scudder High Income Portfolio--Class B                                680,865             925,328
Scudder International Select Equity Portfolio--Class B              1,794,361           1,184,087
Scudder Fixed Income Portfolio--Class B                             1,134,311           1,047,519
Scudder Money Market Portfolio--Class B                            10,301,145           8,918,024
Scudder Small Cap Growth Portfolio--Class B                         1,073,752             637,515
Scudder Technology Growth Portfolio--Class B                          381,624             260,455
Scudder Total Return Portfolio--Class B                               318,407             848,168
Scudder Davis Venture Value Portfolio--Class B                      1,141,250             535,907
Scudder Dreman Financial Services Portfolio--Class B                  321,589             258,193
Scudder Dreman High Return Equity Portfolio--Class B                1,500,099             544,760
Scudder Dreman Small Cap Value Portfolio--Class B                   1,282,823             470,697
Scudder Eagle Focused Large Cap Growth Portfolio--Class B             115,262           2,847,426
Scudder Focus Value & Growth Portfolio--Class B                        55,453             854,919
Scudder Index 500 Portfolio--Class B                                1,076,419          10,759,802
Scudder Salomon Aggressive Growth Portfolio--Class B                  265,878             659,620
Scudder Janus Growth & Income Portfolio--Class B                      375,593             190,781
Scudder Janus Growth Opportunities Portfolio--Class B               2,630,984           1,919,567
Scudder MFS Strategic Value Portfolio--Class B                        759,364             773,120
Scudder Oak Strategic Equity Portfolio--Class B                       237,271             583,803
Scudder Turner Mid Cap Growth Portfolio--Class B                    3,285,641           2,716,834
Scudder Real Estate Portfolio--Class B                                856,798             741,418

                 John Hancock Life Insurance Company of New York
     Separate Account A (formerly The Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


                                                                    PURCHASES             SALES
                                                                 ---------------     ---------------
Scudder Strategic Income Portfolio--Class B                              657,514             278,244
Scudder Conservative Income Strategy                             $     1,438,771     $       375,612
Scudder Growth & Income Strategy                                      15,065,617           1,971,605
Scudder Income & Growth Strategy                                       4,629,263             339,652
Scudder Growth Strategy                                               24,704,057           1,875,580
Scudder Templeton Foreign Value                                           68,938               3,704
Scudder Mercury Large Cap Core                                            77,738                 278
Scudder Bond--Class B                                                    154,861               2,842
Scudder Equity Index 500 --Class B                                    10,341,506           1,177,172
Alger American Balanced Portfolio--Class B                               389,780           1,215,749
Alger American Leveraged All Cap Portfolio--Class B                       68,324             147,475
Credit Suisse Emerging Markets Portfolio--Class B                        590,388             261,953
Credit Suisse Global Post Venture Capital Portfolio--Class B              69,231              32,749
Dreyfus Socially Responsible Growth Fund Portfolio--Class B               19,978             159,323
Dreyfus VIF Midcap Stock Portfolio--Class B                              443,157             388,934
AIM VI Utilities Portfolio--Class B                                      436,200             195,883
                                                                 ---------------     ---------------

Total                                                            $ 1,260,867,827     $   619,115,852
                                                                 ===============     ===============

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6. CONDENSED FINANCIAL INFORMATION

                                                              STRATEGIC OPPORTUNITIES CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,595,987          1,877,744          2,126,799          2,418,573          2,526,191
Units issued                             19,736             32,502            132,368            317,485            563,812
Units redeemed                         (320,560)          (314,259)          (381,423)          (609,259)          (671,430)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,295,163          1,595,987          1,877,744          2,126,799          2,418,573
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     8.826573     $     8.185893     $     7.417269     $     5.998128     $     9.968780
                                  TO $27.304682      to $25.234563      to $22.785020      to $18.361297      to $30.409247

Net assets, end of period        $   29,104,440     $   33,130,721     $   35,114,546     $   32,409,304     $   65,388,991

Investment income ratio*                   0.45%              0.09%              0.00%              0.00%              0.05%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    7.83%             10.36%             23.66%            (39.83%)           (16.65%)
highest***                              TO 8.20%          to 10.75%          to 24.09%         to (39.62%)        to (13.41%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  STRATEGIC OPPORTUNITIES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              142,426            127,684             18,855                  0
Units issued                             30,105            141,942            118,469             22,453
Units redeemed                          (35,292)          (127,200)            (9,640)            (3,598)
                                 --------------     --------------     --------------     --------------

Units, end of period                    137,239            142,426            127,684             18,855
                                 ==============     ==============     ==============     ==============

Unit value                       $    11.711401     $    10.867778     $     9.831290     $     7.956590
                                  TO $12.180102      to $11.274586      to $10.173768       to $8.213230

Net assets, end of period        $    1,658,697     $    1,595,505     $    1,292,365     $      153,585

Investment income ratio*                   0.26%              0.02%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    4.76%             10.43%             23.44%            (36.35%)
highest***                              TO 8.03%          to 10.82%          to 23.87%          to (9.50%)



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               INVESTMENT QUALITY BOND CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              812,183            953,282          1,207,940            930,078            578,146
Units issued                             27,426             89,269            143,394            543,664            747,349
Units redeemed                         (180,142)          (230,368)          (398,052)          (265,802)          (395,417)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    659,467            812,183            953,282          1,207,940            930,078
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    16.233223     $    16.153504     $    15.684843     $    14.872861     $    13.767444
                                  TO $25.993859      to $25.776081      to $24.940564      to $23.566806      to $21.739025

Net assets, end of period        $   13,683,702     $   17,006,204     $   19,567,615     $   23,510,193     $   17,713,998

Investment income ratio*                   5.85%              6.00%              5.30%              4.96%              5.26%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.49%              2.99%              5.46%              8.03%              4.59%
highest***                              TO 0.84%           to 3.35%           to 5.83%           to 8.41%           to 5.83%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   INVESTMENT QUALITY BOND CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              499,132            466,218            184,741                  0
Units issued                            831,738            293,304            412,931            219,208
Units redeemed                         (163,227)          (260,390)          (131,454)           (34,467)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,167,643            499,132            466,218            184,741
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.423226     $    14.438164     $    14.040925     $    13.324346
                                  TO $14.661107      to $14.572100      to $14.145464      to $13.410129

Net assets, end of period        $   17,006,851     $    7,232,071     $    6,561,941     $    2,464,300

Investment income ratio*                   3.82%              5.22%              4.25%              0.33%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.28%)             2.83%              5.38%              2.27%
highest***                              TO 0.61%           to 3.19%           to 5.75%           to 7.28%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  GROWTH & INCOME CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            4,241,731          4,833,189          5,354,904          5,816,181          5,393,278
Units issued                            198,273            319,172            361,607          1,088,530          1,525,043
Units redeemed                       (1,099,628)          (910,630)          (883,322)        (1,549,808)        (1,102,140)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  3,340,376          4,241,731          4,833,189          5,354,903          5,816,181
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     9.887534     $     9.861332     $     9.399287     $     7.556172     $    10.162651
                                  TO $30.558120      to $30.370984      to $28.846586      to $23.109098      to $30.971701

Net assets, end of period        $   75,782,462     $   95,127,134     $  105,348,633     $   95,740,462     $  154,965,453

Investment income ratio*                   1.43%              0.88%              1.00%              0.66%              0.41%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.27%              4.92%             24.39%            (25.65%)           (12.74%)
highest***                              TO 0.62%           to 5.28%          to 24.83%         to (25.39%)        to (11.22%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       GROWTH & INCOME CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,230,102            966,144            243,460                  0
Units issued                            161,810            937,880            791,003            267,753
Units redeemed                         (315,846)          (673,922)           (68,319)           (24,293)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,076,066          1,230,102            966,144            243,460
                                 ==============     ==============     ==============     ==============

Unit value                       $    12.434326     $    12.412328     $    11.843741     $     9.525105
                                  TO $13.564583      to $13.506868      to $12.855881      to $10.313304

Net assets, end of period        $   14,347,555     $   16,363,138     $   12,268,573     $    2,495,966

Investment income ratio*                   1.18%              0.69%              0.81%              0.02%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (1.39%)             4.70%             24.22%            (23.80%)
highest***                              TO 0.43%           to 5.06%          to 24.65%          to (6.48%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  BLUE CHIP GROWTH CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            3,361,059          3,811,796          4,317,765          4,704,819          4,645,360
Units issued                             69,533            186,529            289,902            720,092          1,202,166
Units redeemed                         (656,432)          (637,266)          (795,871)        (1,107,146)         1,142,707
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  2,774,160          3,361,059          3,811,796          4,317,765          4,704,819
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    10.177034     $     9.807280     $     9.153842     $     7.211675     $     9.689796
                                  TO $22.463880      to $21.626140      to $20.165015      to $15.870738      to $21.302974

Net assets, end of period        $   51,139,602     $   59,864,179     $   63,874,566     $   57,549,632     $   89,407,674

Investment income ratio*                   0.42%              0.12%              0.04%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.77%              7.14%             26.93%            (25.57%)           (16.02%)
highest***                              TO 4.13%           to 7.51%          to 27.38%         to (25.31%)        to (12.75%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      BLUE CHIP GROWTH CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,140,155            698,908            165,993                  0
Units issued                            504,104          1,107,267            606,063            174,945
Units redeemed                         (155,688)          (666,020)           (73,148)            (8,952)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,488,571          1,140,155            698,908            165,993
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.414252     $    12.942556     $    12.090745     $     9.527205
                                  TO $14.510506      to $13.965409      to $13.013611      to $10.228826

Net assets, end of period        $   21,253,198     $   15,702,111     $    8,975,191     $    1,680,569

Investment income ratio*                   0.00%              0.06%              0.11%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.29%              6.94%             26.78%            (23.78%)
highest***                              TO 3.90%           to 7.31%          to 27.22%          to (6.75%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    MONEY MARKET CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,962,710          2,678,171          4,836,130          4,564,279          2,436,548
Units issued                          2,412,496          2,489,529          4,002,349         27,474,859         23,725,546
Units redeemed                       (2,419,266)        (3,204,990)        (6,160,308)       (27,203,008)       (21,597,815)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,955,940          1,962,710          2,678,171          4,836,130          4,564,279
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    12.714084     $    12.589853     $    12.697270     $    12.833898     $    12.895798
                                  TO $17.301050      to $17.089347      to $17.191998      to $17.333587      to $17.373703

Net assets, end of period        $   29,884,328     $   29,823,922     $   40,217,219     $   71,391,279     $   69,981,120

Investment income ratio*                   2.61%              0.80%              0.60%              1.17%              3.34%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.89%             (0.95%)            (1.16%)            (0.58%)             1.77%
highest***                              TO 1.24%          to (0.60%)         to (0.82%)         to (0.23%)          to 2.14%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                          MONEY MARKET CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,605,988          1,566,775            967,894                  0
Units issued                          3,180,917          5,626,807          5,646,489          3,054,895
Units redeemed                       (3,070,420)        (5,587,594)        (5,047,608)        (2,087,001)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,716,485          1,605,988          1,566,775            967,894
                                 ==============     ==============     ==============     ==============

Unit value                       $    12.164600     $    12.125860     $    12.263567     $    12.420152
                                  TO $12.365250      to $12.238349      to $12.336529      to $12.462854

Net assets, end of period        $   21,020,411     $   19,536,353     $   19,244,952     $   12,039,280

Investment income ratio*                   2.42%              0.53%              0.37%              0.59%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.47%             (1.14%)            (1.36%)            (0.64%)
highest***                              TO 1.04%          to (0.80%)         to (1.01%)         to (0.08%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    GLOBAL EQUITY CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,092,507          1,221,720          1,451,265          1,656,525          1,886,504
Units issued                             17,544             32,775             28,097          1,122,855            225,211
Units redeemed                         (275,516)          (161,988)          (257,642)        (1,328,115)          (455,190)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    834,535          1,092,507          1,221,720          1,451,265          1,656,525
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.649055     $    12.544497     $    11.125022     $     8.882263     $    11.174588
                                  TO $27.930013      to $25.580338      to $22.606366      to $17.985999      to $22.548612


Net assets, end of period        $   21,550,471     $   26,117,237     $   25,984,138     $   24,611,343         36,287,981

Investment income ratio*                   1.33%              1.77%              0.91%              1.39%              2.49%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.81%             12.76%             25.25%            (20.51%)           (17.47%)
highest***                              TO 9.19%          to 13.16%          to 25.69%         to (20.23%)        to (17.09%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         GLOBAL EQUITY CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              155,776             83,900             24,202                  0
Units issued                            127,592            177,940            122,703            171,874
Units redeemed                          (41,358)          (106,064)           (63,005)          (147,672)
                                 --------------     --------------     --------------     --------------

Units, end of period                    242,010            155,776             83,900             24,202
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.596883     $    14.349048     $    12.737013     $    10.177657
                                  TO $15.963498      to $14.649783      to $12.971433      to $10.339112

Net assets, end of period        $    3,839,258     $    2,270,871     $    1,083,508     $      249,566

Investment income ratio*                   1.10%              1.22%              0.58%              0.02%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    4.62%             12.54%             25.02%            (18.58%)
highest***                              TO 8.97%          to 12.94%          to 25.46%          to (4.46%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                     GLOBAL BOND CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              290,373            333,171            445,908            270,370            297,496
Units issued                             48,114            125,554            108,256            374,866            358,156
Units redeemed                          (58,631)          (168,352)          (220,993)          (199,328)          (385,282)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    279,856            290,373            333,171            445,908            270,370
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    16.930541     $    18.434631     $    17.017639     $    15.007467     $    12.713906
                                  TO $26.350560      to $28.591497      to $26.301362      to $23.113561      to $19.512793

Net assets, end of period        $    6,327,812     $    7,259,280     $    7,789,870     $    9,221,378     $    4,982,215

Investment income ratio*                   4.76%              3.76%              3.99%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (8.16%)             8.33%             13.39%             18.04%             (2.07%)
highest***                             TO (7.84%)          to 8.71%          to 13.79%          to 18.45%          to (0.88%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         GLOBAL BOND CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              459,465            316,380             96,278                  0
Units issued                            259,834            445,870            373,238            246,256
Units redeemed                          (87,450)          (302,785)          (153,136)          (149,978)
                                 --------------     --------------     --------------     --------------

Units, end of period                    631,849            459,465            316,380             96,278
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.987312     $    17.491941     $    16.172895     $    14.290823
                                  TO $16.832660      to $18.331732      to $16.932377      to $14.946973

Net assets, end of period        $   10,257,363     $    8,102,863     $    5,159,954     $    1,379,417

Investment income ratio*                   3.99%              2.91%              3.49%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (8.27%)             8.16%             13.17%              5.13%
highest***                            TO (3.01%)           to 8.54%          to 13.57%          to 19.58%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              U.S. GOVERNMENT SECURITIES CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,497,585          1,852,464          2,575,837          1,464,448            832,568
Units issued                            252,387            291,873            557,186          1,758,529          1,428,710
Units redeemed                         (547,431)          (646,752)        (1,280,559)          (647,140)          (796,830)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,202,541          1,497,585          1,852,464          2,575,837          1,464,448
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.859046     $    14.885190     $    14.724137     $    14.728774     $    13.879256
                                  TO $22.908316      to $22.869318      to $22.541971      to $22.470272      to $21.100300

Net assets, end of period        $   22,794,777     $   28,279,437     $   34,706,928     $   47,850,583     $   27,017,212

Investment income ratio*                   1.78%              2.02%              3.48%              3.14%              4.64%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.18%)             1.10%             (0.03%)             6.12%              4.49%
highest***                              TO 0.17%           to 1.45%           to 0.32%           to 6.49%           to 5.54%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  U.S. GOVERNMENT SECURITIES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,114,345          1,241,591            381,311                  0
Units issued                            439,710            939,748          1,588,522            683,537
Units redeemed                         (555,832)        (1,066,994)          (728,242)          (302,226)
                                 --------------     --------------     --------------     --------------

Units, end of period                    998,223          1,114,345          1,241,591            381,311
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.108456     $    13.195972     $    13.076906     $    13.099241
                                  TO $13.325803      to $13.352760      to $13.219027      to $13.228371

Net assets, end of period        $   13,188,411     $   14,756,508     $   16,276,783     $    4,998,711

Investment income ratio*                   1.34%              1.69%              2.63%              0.12%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.34%)             0.91%             (0.17%)             1.15%
highest***                              TO 0.05%           to 1.27%           to 0.18%           to 5.83%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                DIVERSIFIED BOND CLASS A (2)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              625,606            792,593            915,649            741,188            434,475
Units issued                             17,169             51,394             80,146            401,429            464,216
Units redeemed                         (642,775)          (218,381)          (203,202)          (226,968)          (157,503)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                          0            625,606            792,593            915,649            741,188
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    15.393244     $    15.394322     $    15.085667     $    14.676304     $    13.879479
                                   TO $23.20426      to $23.179420      to $22.635102      to $21.943927      to $20.680033

Net assets, end of period        $            0     $   11,787,786     $   14,620,167     $   16,423,316     $   13,495,322

Investment income ratio*                   3.72%              4.55%              4.85%              4.09%              4.99%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.01%)             2.05%              2.79%              5.74%              4.34%
highest***                              TO 0.11%           to 2.40%           to 3.15%           to 6.11%           to 5.59%


----------
(2) On April 29, 2005 Diversified Bond Class A sub-account ceased operations through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    DIVERSIFIED BOND CLASS B (2), (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,814,612            380,034            110,059                  0
Units issued                          1,251,991          2,265,467            321,198            130,362
Units redeemed                       (3,066,603)          (830,889)           (51,223)           (20,303)
                                 --------------     --------------     --------------     --------------

Units, end of period                          0          1,814,612            380,034            110,059
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.768175     $    13.789102     $    13.538653     $    13.172978
                                  TO $13.911775      to $13.917035      to $13.616385      to $13.202313

Net assets, end of period        $            0     $   25,111,725     $    5,155,780     $    1,450,752

Investment income ratio*                   4.58%              1.81%              3.76%              0.22%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.15%)             1.85%              2.78%              1.83%
highest***                            TO (0.04%)           to 2.21%           to 3.14%           to 5.62%


----------
(2) On April 29, 2005 Diversified Bond Class B ceased operations through a vote of the Board of Directors.

(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                   INCOME & VALUE CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,194,777          1,090,437          1,169,364          1,182,053          1,096,999
Units issued                             27,969            285,823             79,689            224,891            252,023
Units redeemed                         (245,343)          (181,483)          (158,616)          (237,580)          (166,969)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    977,403          1,194,777          1,090,437          1,169,364          1,182,053
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.161791     $    13.696136     $    12.949206     $    10.418378     $    12.611582
                                  TO $26.083691      to $25.138132      to $23.683960      to $18.988592      to $22.905535

Net assets, end of period        $   21,591,537     $   25,290,771     $   22,537,218     $   19,696,868     $   25,400,727

Investment income ratio*                   1.71%              1.25%              1.97%              2.10%              2.71%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.40%              5.77%             24.29%            (17.39%)            (0.68%)
highest***                              TO 3.76%           to 6.14%          to 24.73%         to (17.10%)          to 0.96%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        INCOME & VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              704,638            417,873             72,421                  0
Units issued                            104,521            637,182            353,422             73,361
Units redeemed                          (70,599)          (350,417)            (7,970)              (840)
                                 --------------     --------------     --------------     --------------

Units, end of period                    738,560            704,638            417,873             72,421
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.179404     $    13.730294     $    12.995332     $    10.461390
                                  TO $14.823731      to $14.318484      to $13.518115      to $10.855096

Net assets, end of period        $   10,814,588     $    9,986,479     $    5,603,896     $      782,354

Investment income ratio*                   1.48%              0.91%              1.34%              0.06%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    1.56%              5.55%             24.10%            (16.31%)
highest***                              TO 3.53%           to 5.92%          to 24.53%          to (5.24%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                 LARGE CAP GROWTH CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,389,413          1,545,979          1,747,804          1,557,635          1,112,721
Units issued                             76,002            101,053            157,253            631,104            885,208
Units redeemed                         (298,478)          (257,619)          (359,078)          (440,935)          (410,294)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,166,937          1,389,413          1,545,979          1,747,804          1,557,635
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     8.466611     $     8.594678     $     8.238003     $     6.689181     $     8.821694
                                  TO $18.985398      to $19.205427      to $18.343918      to $14.843099      to $19.506566

Net assets, end of period        $   15,731,130     $   19,019,244     $   20,288,998     $   18,491,396     $   24,264,410

Investment income ratio*                   0.77%              0.28%              0.26%              0.33%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (1.49%)             4.33%             23.15%            (24.17%)           (19.17%)
highest***                            TO (1.15%)           to 4.70%          to 23.59%         to (23.91%)        to (16.38%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       LARGE CAP GROWTH CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,043,018            791,978            111,287                  0
Units issued                            132,991            731,237            755,517            122,645
Units redeemed                         (184,116)          (480,197)           (74,826)           (11,358)
                                 --------------     --------------     --------------     --------------

Units, end of period                    991,893          1,043,018            791,978            111,287
                                 ==============     ==============     ==============     ==============

Unit value                       $    12.081617     $    12.285043     $    11.782886     $     9.564734
                                  TO $12.870885      to $13.055022      to $12.490048      to $10.113484

Net assets, end of period        $   12,608,988     $   13,476,854     $    9,813,285     $    1,119,983

Investment income ratio*                   0.58%              0.17%              0.25%              0.01%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (1.75%)             4.16%             23.07%            (23.48%)
highest***                            TO (1.17%)           to 4.52%          to 23.50%         to (6.30%)



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    EQUITY-INCOME CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            2,835,825          3,133,687          3,515,222          3,545,862          3,287,861
Units issued                             73,203            194,895            250,081            756,335          1,027,916
Units redeemed                         (493,644)          (492,757)          (631,616)          (786,975)          (769,915)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  2,415,384          2,835,825          3,133,687          3,515,222          3,545,862
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    17.200472     $    16.842700     $    14.929570     $     12.09879     $    14.198434
                                  TO $30.744750      to $30.000369      to $26.499566      to $21.400057      to $25.025958

Net assets, end of period        $   64,503,817     $   74,170,938     $   72,725,338     $   66,375,209     $   83,194,978

Investment income ratio*                   1.30%              1.31%              1.51%              1.38%              1.73%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.12%             12.81%             23.40%            (14.79%)            (0.38%)
highest***                              TO 2.48%          to 13.21%          to 23.83%         to (14.49%)          to 0.14%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         EQUITY-INCOME CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,868,753          1,249,363            340,555                  0
Units issued                            623,313          1,782,844            976,786            353,883
Units redeemed                         (221,023)        (1,163,454)           (67,978)           (13,328)
                                 --------------     --------------     --------------     --------------

Units, end of period                  2,271,043          1,868,753          1,249,363            340,555
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.664912     $    14.440278     $    12.822685     $    10.405752
                                  TO $15.184057      to $14.882379     to $ 13.202023      to $10.702893

Net assets, end of period        $   33,757,369     $   27,207,018     $   16,139,401     $    3,556,553

Investment income ratio*                   0.88%              0.96%              1.10%              0.01%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.18%             12.62%             23.23%            (16.75%)
highest***                              TO 2.28%          to 13.01%          to 23.66%          to (3.87%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  STRATEGIC BOND CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,066,341          1,279,083          1,572,858          1,497,043          1,586,300
Units issued                             98,419             98,321            229,052            604,645            890,777
Units redeemed                         (318,082)          (311,063)          (522,827)          (528,830)          (980,034)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    846,678          1,066,341          1,279,083          1,572,858          1,497,043
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    16.959541     $    16.804828     $    16.033629     $    14.424843     $    13.472399
                                  TO $20.679513      to $20.419462      to $19.414151      to $17.405164      to $16.199150

Net assets, end of period        $   16,525,853     $   20,777,180     $   23,715,277     $   26,185,280     $   23,841,229

Investment income ratio*                   2.89%              3.89%              4.98%              7.09%              7.54%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.92%              4.81%             11.15%              7.07%              3.75%
highest***                              TO 1.27%           to 5.18%          to 11.54%           to 7.44%           to 4.76%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        STRATEGIC BOND CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              593,723            394,286            109,747                  0
Units issued                            408,968            543,185            455,908            155,480
Units redeemed                         (111,356)          (343,748)          (171,369)           (45,733)
                                 --------------     --------------     --------------     --------------

Units, end of period                    891,335            593,723            394,286            109,747
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.149912     $    15.104238     $    14.447843     $    13.019956
                                  TO $15.481727      to $15.363692      to $14.681293      to $13.217126

Net assets, end of period        $   13,656,425     $    9,013,111     $    5,716,455     $    1,431,931

Investment income ratio*                   1.90%              2.79%              3.27%              0.36%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.06%              4.54%             10.97%              1.36%
highest***                              TO 1.02%           to 4.91%          to 11.36%           to 5.74%



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    OVERSEAS CLASS A (3)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              941,981          1,107,237          1,336,186          1,594,922          1,790,210
Units issued                             10,911             53,310            124,088          1,547,494            610,578
Units redeemed                         (952,892)          (218,566)          (353,037)        (1,806,230)           (85,866)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                          0            941,981          1,107,237          1,336,186          1,594,922
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    10.088875     $    10.427174     $     9.492621     $     6.716070     $     8.700270
                                  TO $12.469156      to $12.872573      to $11.677803       to $8.233265      to $10.628366

Net assets, end of period        $            0     $   11,849,688     $   12,696,022     $   10,828,509     $   16,786,438

Investment income ratio*                   0.39%              0.40%              0.48%              0.61%              0.29%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (3.24%)             9.85%             41.34%            (22.81%)           (22.40%)
highest***                             TO (3.13%)         to 10.23%          to 41.84%         to (22.54%)        to (22.13%)



----------
(3) On April 29, 2005 Overseas Class A sub-account ceased operations through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         OVERSEAS CLASS B (3),(1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              216,558            111,161             22,104                  0
Units issued                             24,558            305,767            578,887            328,435
Units redeemed                         (241,116)          (200,370)          (489,830)          (306,331)
                                 --------------     --------------     --------------     --------------

Units, end of period                          0            216,558            111,161             22,104
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.431383     $    14.921449     $    13.611378     $     9.638389
                                  TO $15.023157      to $15.528252      to $14.150722      to $10.010302

Net assets, end of period        $            0     $    3,259,848     $    1,524,692     $      213,727

Investment income ratio*                   0.00%              0.29%              0.41%              0.03%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (3.28%)             9.62%             41.22%            (22.89%)
highest***                            TO (3.17%)          to 10.01%          to 41.71%         to (7.21%)



----------
(3) On April 29, 2005 Overseas Class B sub-account ceased operations through a vote of the Board of Directors.

(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    ALL CAP CORE CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              838,546          1,050,957          1,179,310          1,329,645          1,350,723
Units issued                              9,400             23,198            180,775            198,443            386,157
Units redeemed                         (179,279)          (235,609)          (309,128)          (348,778)          (407,235)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    668,667            838,546          1,050,957          1,179,310          1,329,645
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     8.171404     $     7.623095     $     6.669038     $     5.159206     $     7.022468
                                  TO $18.408599      to $17.113549      to $14.919288      to $11.501386      to $15.600316

Net assets, end of period        $   10,530,253     $   12,344,576     $   13,408,729     $   11,920,870     $   19,241,008

Investment income ratio*                   0.79%              0.46%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    7.19%             14.31%             29.26%            (26.53%)           (22.66%)
highest***                              TO 7.57%          to 14.71%          to 29.72%         to (26.27%)        to (17.22%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         ALL CAP CORE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period               51,764             40,240              9,369                  0
Units issued                             25,249             35,634             40,204             13,584
Units redeemed                           (4,074)           (24,110)            (9,333)            (4,215)
                                 --------------     --------------     --------------     --------------

Units, end of period                     72,939             51,764             40,240              9,369
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.828250     $    13.843354     $    12.127142     $     9.392813
                                  TO $16.764082      to $15.611671      to $13.642000      to $10.539761

Net assets, end of period        $    1,194,292     $      790,164     $      536,830     $       94,056

Investment income ratio*                   0.58%              0.31%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.89%             14.04%             28.98%            (24.86%)
highest***                              TO 7.38%          to 14.44%          to 29.43%         to (4.53%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                   ALL CAP GROWTH CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,523,902          1,855,564          2,165,035          2,514,602          2,535,584
Units issued                             26,796             29,264          1,445,762         12,876,932            942,228
Units redeemed                         (321,728)          (360,926)        (1,755,233)       (13,226,499)        (9,441,210)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,228,970          1,523,902          1,855,564          2,165,035          2,514,602
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     8.197559     $     7.653722     $     7.312204     $     5.757704     $     7.751463
                                  TO $19.226457      to $17.888430      to $17.030370      to $13.363096      to $17.927398

Net assets, end of period        $   19,308,031     $   22,220,009     $   25,992,661     $   24,084,128     $   40,129,660

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    7.11%              4.67%             27.00%            (25.72%)           (25.03%)
highest***                              TO 7.48%           to 5.04%          to 27.44%         to (25.46%)        to (19.77%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        ALL CAP GROWTH CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              394,303            323,075             62,168                  0
Units issued                             16,087            262,883            280,386             66,542
Units redeemed                          (61,916)          (191,655)           (19,479)            (4,374)
                                 --------------     --------------     --------------     --------------

Units, end of period                    348,473            394,303            323,075             62,168
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.420220     $    12.542810     $    11.992594     $     9.451441
                                  TO $14.359361      to $13.387148      to $12.767854      to $10.037335

Net assets, end of period        $    4,922,801     $    5,205,845     $    4,079,370     $      612,581

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             INTERNATIONAL SMALL CAP CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              448,973            476,607            538,843            631,010            778,757
Units issued                            133,816            205,303             74,002          1,483,111          1,286,682
Units redeemed                         (225,659)          (232,937)          (136,238)        (1,575,278)        (1,434,429)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    357,130            448,973            476,607            538,843            631,010
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    10.889133     $    10.063969     $     8.460002     $     5.556362     $     6.790288
                                  TO $20.819100      to $19.174442      to $16.062039      to $10.512423       to $12.82022

Net assets, end of period        $    6,724,828     $    7,885,780     $    7,212,758     $    5,297,314     $    7,862,927

Investment income ratio*                   0.88%              0.13%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.20%             18.96%             52.26%            (18.17%)           (32.29%)
highest***                              TO 8.58%          to 19.38%          to 52.79%         to (17.88%)        to (32.06%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   INTERNATIONAL SMALL CAP CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              245,236            128,143              9,837                  0
Units issued                             82,850            279,052            199,779            318,545
Units redeemed                          (73,013)          (161,959)           (81,473)          (308,708)
                                 --------------     --------------     --------------     --------------

Units, end of period                    255,073            245,236            128,143              9,837
                                 ==============     ==============     ==============     ==============

Unit value                       $    19.167310     $    17.816506     $    15.001355     $     9.866121
                                  TO $19.960658      to $18.468207      to $15.534502      to $10.206568

Net assets, end of period        $    4,950,355     $    4,399,856     $    1,931,533     $       97,600

Investment income ratio*                   0.23%              0.08%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.91%             18.77%             52.05%            (21.07%)
highest***                              TO 8.35%          to 19.18%          to 52.58%         to (6.40%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                           PACIFIC RIM EMERGING MARKETS CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              269,208            271,393            265,774            303,562            386,086
Units issued                             82,696             96,077            395,419          1,361,251          2,776,238
Units redeemed                          (74,668)           (98,262)          (389,800)        (1,399,039)        (2,858,762)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    277,236            269,208            271,393            265,774            303,562
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    12.379492     $    10.007594     $     8.703482     $     6.287752     $     7.308701
                                  TO $14.768312      to $11.950609      to $10.403704       to $7.523557       to $8.753934

Net assets, end of period        $    3,579,963     $    2,804,383     $    2,432,847     $    1,713,181     $    2,250,330

Investment income ratio*                   0.92%              0.47%              0.14%              0.12%              0.40%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   23.58%             14.87%             38.28%            (14.06%)           (19.92%)
highest***                             TO 24.01%          to 15.27%          to 38.77%         to (13.75%)        to (19.69)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                PACIFIC RIM EMERGING MARKETS CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              130,489             90,008              7,987                  0
Units issued                            151,068            209,771            928,022            406,437
Units redeemed                          (73,688)          (169,290)          (846,001)          (398,450)
                                 --------------     --------------     --------------     --------------

Units, end of period                    207,869            130,489             90,008              7,987
                                 ==============     ==============     ==============     ==============

Unit value                       $    19.279095     $    15.698845     $    13.678796     $     9.906070
                                  TO $20.937537      to $16.970541      to $14.772045      to $10.687117

Net assets, end of period        $    4,082,731     $    2,069,395     $    1,235,984     $       79,845

Investment income ratio*                   0.65%              0.37%              0.09%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   20.11%             14.77%             38.09%            (20.75%)
highest***                             TO 23.68%          to 15.17%          to 38.57%         to (5.66%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               SCIENCE & TECHNOLOGY CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            2,215,215          2,590,446          2,559,567          2,981,023          2,713,331
Units issued                            333,909            343,301            699,759            533,503          1,198,681
Units redeemed                         (703,800)          (718,532)          (668,880)          (954,959)          (930,989)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,845,324          2,215,215          2,590,446          2,559,567          2,981,023
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     4.372950     $     4.359175     $     4.397877     $     2.975729     $     5.112469
                                  TO $12.396555      to $12.314482      to $12.380278       to $8.347636       to $14.21433

Net assets, end of period        $   16,502,839     $   19,863,061     $   23,957,057     $   16,805,303     $   36,118,709

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.32%             (0.88%)            47.79%            (41.79%)           (42.22%)
highest***                              TO 0.67%         to (0.53%)          to 48.31%         to (41.59%)        to (36.11%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     SCIENCE & TECHNOLOGY CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              576,660            399,515             37,698                  0
Units issued                             71,957            685,324            444,089             38,616
Units redeemed                         (165,445)          (508,179)           (82,272)              (918)
                                 --------------     --------------     --------------     --------------

Units, end of period                    483,172            576,660            399,515             37,698
                                 ==============     ==============     ==============     ==============

Unit value                       $    10.829359     $    10.811722     $    10.906148     $     7.368796
                                  TO $13.785203      to $13.728514      to $13.813745       to $9.310073

Net assets, end of period        $    6,362,116     $    7,605,208     $    5,260,900     $      339,272

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (1.28%)            (0.97%)            47.86%            (41.05%)
highest***                              TO 0.41%         to (0.62%)          to 48.37%         to (13.47%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                EMERGING SMALL COMPANY CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              532,056            566,821            613,119            650,484            611,174
Units issued                             30,506            106,528            109,267            170,857            264,419
Units redeemed                         (121,509)          (141,293)          (155,565)          (208,222)          (225,109)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    441,053            532,056            566,821            613,119            650,484
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     9.025056     $     8.742929     $     7.978493     $     5.810609     $     8.352524
                                  TO $19.511954      to $18.836146      to $17.129022      to $12.431278      to $17.806889

Net assets, end of period        $    6,900,745     $    8,031,033     $    8,043,045     $    6,456,790     $   10,585,247

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.23%              9.58%             37.31%            (30.43%)           (25.53%)
highest***                              TO 3.59%           to 9.97%          to 37.79%         to (30.19%)        to (16.82%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    EMERGING SMALL COMPANY CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              362,815            224,209             42,119                  0
Units issued                             63,188            423,206            198,629             50,474
Units redeemed                          (63,644)          (284,600)           (16,539)            (8,355)
                                 --------------     --------------     --------------     --------------

Units, end of period                    362,359            362,815            224,209             42,119
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.035567     $    13.607657     $    12.428445     $     9.058585
                                  TO $14.921872      to $14.430921      to $13.147372       to $9.558698

Net assets, end of period        $    5,343,276     $    5,183,383     $    2,921,006     $      398,794

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.21%)             9.38%             37.06%            (27.53%)
highest***                              TO 3.40%           to 9.76%          to 37.54%          to (8.75%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               AGGRESSIVE GROWTH CLASS A (4)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,005,510          1,317,512          1,369,326          1,302,699          1,145,204
Units issued                             34,315            140,739            349,298            632,620            495,824
Units redeemed                       (1,039,825)          (452,741)          (401,112)          (565,993)          (338,329)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                          0          1,005,510          1,317,512          1,369,326          1,302,699
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     7.830493     $     8.468944     $     7.888253     $     5.996302     $     8.132426
                                  TO $12.053517      to $12.971720      to $12.039961       to $9.120311      to $12.326027

Net assets, end of period        $            0     $   11,247,731     $   13,974,640     $   11,033,143     $   14,901,806

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (7.18%)             7.36%             31.55%            (26.27%)           (27.20%)
highest***                             TO (7.08%)          to 7.74%          to 32.01%         to (26.01%)        to (20.40%)



----------
(4) On April 29, 2005 Aggressive Growth Class A sub-account ceased operations through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AGGRESSIVE GROWTH CLASS B (4),(1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              396,391            286,041             77,563                  0
Units issued                             22,574            616,291            570,310             81,676
Units redeemed                         (418,965)          (505,941)          (361,832)            (4,113)
                                 --------------     --------------     --------------     --------------

Units, end of period                          0            396,391            286,041             77,563
                                 ==============     ==============     ==============     ==============

Unit value                       $    12.402794     $    13.370729     $    12.447664     $     9.474119
                                  TO $12.603439      to $13.575947      to $12.607074       to $9.571530

Net assets, end of period        $            0     $    5,355,944     $    3,594,977     $      741,450

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (7.27%)             7.31%             31.25%            (24.21%)
highest***                            TO (7.16%)           to 7.69%          to 31.71%         to (5.47%)



----------
(4) On April 29, 2005 Aggressive Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                INTERNATIONAL STOCK CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              343,738            414,111            491,508            494,666            477,935
Units issued                             59,161             30,963            594,498          3,543,163          2,452,783
Units redeemed                          (76,394)          (101,336)          (671,895)        (3,546,321)        (2,436,052)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    326,505            343,738            414,111            491,508            494,666
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    11.010008     $     9.663241     $     8.507707     $     6.645829     $     8.636273
                                  TO $15.090269      to $13.198278      to $11.579330       to $9.013656      to $11.672280

Net assets, end of period        $    4,486,237     $    4,160,746     $    4,432,062     $    4,125,169     $    5,554,516

Investment income ratio*                   0.76%              0.86%              0.51%              0.44%              0.20%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   13.94%             13.58%             28.02%            (23.05%)           (22.83%)
highest***                             TO 14.34%          to 13.98%          to 28.46%         to (22.78%)        to (22.29%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     INTERNATIONAL STOCK CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period               88,126             70,188             37,360                  0
Units issued                             29,172             71,090            188,602            546,551
Units redeemed                          (19,210)           (53,152)          (155,774)          (509,191)
                                 --------------     --------------     --------------     --------------

Units, end of period                     98,088             88,126             70,188             37,360
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.897270     $    14.032279     $    12.379856     $     9.671864
                                  TO $16.484777      to $14.483618      to $12.765244       to $9.962987

Net assets, end of period        $    1,580,759     $    1,247,601     $      874,569     $      364,771

Investment income ratio*                   0.00%              0.68%              0.46%              0.09%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   11.19%             13.35%             28.00%            (22.63%)
highest***                             TO 14.10%          to 13.75%          to 28.45%         to (3.11%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                        VALUE CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              615,102            728,180            830,514            878,070            544,199
Units issued                             22,058             25,066             70,462            245,560            644,743
Units redeemed                         (116,941)          (138,144)          (172,796)          (293,116)          (310,872)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    520,219            615,102            728,180            830,514            878,070
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    20.463158     $    18.500073     $    16.346669     $    11.988345     $    15.804033
                                  TO $23.006889      to $20.727331      to $18.250518      to $13.337895      to $17.521564

Net assets, end of period        $   11,529,420     $   12,315,247     $   12,884,597     $   10,768,217     $   15,101,007

Investment income ratio*                   0.64%              0.60%              1.17%              0.84%             57.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   10.61%             13.17%             36.35%            (24.14%)             1.72%
highest***                             TO 11.00%          to 13.57%          to 36.83%         to (23.88%)          to 3.58%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              215,925            125,052             33,539                  0
Units issued                             40,369            205,353            104,595             37,784
Units redeemed                          (26,172)          (114,480)           (13,082)            (4,245)
                                 --------------     --------------     --------------     --------------

Units, end of period                    230,122            215,925            125,052             33,539
                                 ==============     ==============     ==============     ==============

Unit value                       $    16.078797     $    14.615931     $    12.930141     $     9.493546
                                  TO $16.399020      to $14.838145      to $13.113578       to $9.618617

Net assets, end of period        $    3,737,429     $    3,171,245     $    1,621,807     $      319,218

Investment income ratio*                   0.43%              0.39%              1.12%              0.05%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.39%             13.04%             36.20%            (24.05%)
highest***                             TO 10.80%          to 13.44%          to 36.68%         to (4.57%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               REAL ESTATE SECURITIES CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              378,779            422,232            430,391            283,734            281,074
Units issued                             74,132             76,826            117,564            295,540            180,862
Units redeemed                         (130,844)          (120,279)          (125,723)          (148,883)          (178,202)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    322,067            378,779            422,232            430,391            283,734
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    27.069419     $    24.627525     $    18.981707     $    13.882066     $    13.771429
                                   TO $28.02810      to $25.460516      to $19.555029      to $14.251467      to $14.088482

Net assets, end of period        $    8,897,800     $    9,520,468     $    8,164,520     $    6,082,362     $    3,974,855

Investment income ratio*                   2.02%              2.48%              2.54%              2.79%              2.91%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    9.92%             29.74%             36.74%              0.80%              1.45%
highest***                             TO 10.30%          to 30.20%          to 37.21%           to 1.16%           to 2.89%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    REAL ESTATE SECURITIES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              473,093            316,054            122,644                  0
Units issued                            177,565            464,335            224,834            170,713
Units redeemed                         (141,209)          (307,296)           (31,424)           (48,069)
                                 --------------     --------------     --------------     --------------

Units, end of period                    509,449            473,093            316,054            122,644
                                 ==============     ==============     ==============     ==============

Unit value                       $    22.838433     $    20.890350     $    16.134374     $    11.817865
                                  TO $24.712132      to $22.499805      to $17.360006      to $12.702902

Net assets, end of period        $   11,818,404     $    9,994,862     $    5,149,003     $    1,455,223

Investment income ratio*                   1.51%              1.92%              2.07%              0.24%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (2.97%)            29.48%             36.53%             (5.46%)
highest***                             TO 10.11%          to 29.93%          to 37.00%           to 1.62%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                     HIGH YIELD CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              904,165          1,397,973            851,832            792,885            558,918
Units issued                            361,766            332,488          1,234,606            642,247            614,745
Units redeemed                         (569,965)          (826,296)          (688,465)          (583,300)          (380,778)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    695,966            904,165          1,397,973            851,832            792,885
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.314332     $    13.065633     $    11.972562     $     9.790451     $    10.698741
                                  TO $15.831453      to $15.481606      to $14.136722      to $11.519811      to $12.544550

Net assets, end of period        $   10,061,107     $   12,864,611     $   18,070,623     $    9,168,510     $    9,538,643

Investment income ratio*                   4.80%              6.35%              5.11%              8.31%             10.28%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    1.90%              9.13%             22.29%             (8.49%)            (7.43%)
highest***                              TO 2.26%           to 9.51%          to 22.72%          to (8.17%)         to (6.80%)

================================================================================


                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                           HIGH YIELD CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              974,338            946,922             78,182                  0
Units issued                            683,808          1,385,287          2,223,643            168,512
Units redeemed                         (899,282)        (1,357,871)        (1,354,903)           (90,330)
                                 --------------     --------------     --------------     --------------

Units, end of period                    758,864            974,338            946,922             78,182
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.428438     $    15.145567     $    13.891244     $    11.370655
                                  TO $16.028671      to $15.695609      to $14.359708      to $11.724791

Net assets, end of period        $   11,992,114     $   15,077,407     $   13,430,154     $      909,514

Investment income ratio*                   3.56%              4.72%              3.73%              0.85%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.00%              8.92%             22.05%             (9.03%)
highest***                              TO 2.12%           to 9.30%          to 22.47%          to (0.84%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              LIFESTYLE AGGRESSIVE 1000 CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              442,419            437,472            465,765            447,744            357,143
Units issued                             21,386             63,547             73,134            143,730            172,426
Units redeemed                          (86,294)           (58,600)          (101,427)          (125,709)           (81,825)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    377,511            442,419            437,472            465,765            447,744
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    12.897174     $    11.862395     $    10.402017     $     7.846184     $    10.070301
                                  TO $16.525007      to $15.146219      to $13.235054       to $9.948297       to $12723595

Net assets, end of period        $    5,513,916     $    6,041,648     $    5,215,830     $    4,238,979     $    5,386,950

Investment income ratio*                   1.92%              0.77%              0.41%              0.83%              4.16%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.72%             14.04%             32.57%            (22.09%)           (15.10%)
highest***                              TO 9.10%          to 14.44%          to 33.04%         to (21.81%)        to (12.42%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   LIFESTYLE AGGRESSIVE 1000 CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            3,054,515          1,816,155            126,246                  0
Units issued                            415,538          3,208,617          1,781,486            127,710
Units redeemed                         (226,888)        (1,970,257)           (91,577)            (1,464)
                                 --------------     --------------     --------------     --------------

Units, end of period                  3,243,165          3,054,515          1,816,155            126,246
                                 ==============     ==============     ==============     ==============

Unit value                       $    16.357014     $    15.121981     $    13.260309     $     9.993367
                                  TO $16.626757      to $15.262264      to $13.336456      to $10.024515

Net assets, end of period        $   53,630,798     $   46,432,639     $   24,166,972     $    1,264,135

Investment income ratio*                   1.84%              0.63%              0.14%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    4.45%             14.04%             32.57%            (20.05%)
highest***                              TO 8.94%          to 14.44%          to 33.04%          to (5.59%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               LIFESTYLE GROWTH 820 CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            2,178,355          2,184,700          2,202,093          1,964,722          1,569,244
Units issued                            301,609            327,280            336,742            677,069            651,200
Units redeemed                         (494,145)          (333,625)          (354,135)          (439,698)          (255,722)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,985,819          2,178,355          2,184,700          2,202,093          1,964,722
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.675831     $    12.807137     $    11.374440     $     8.934824       10.804923 to
                                  TO $18.605825      to $17.363307      to $15.366925      to $12.028869          14.495682

Net assets, end of period        $   32,112,400     $   33,489,683     $   29,888,266     $   23,853,389     $   26,833,192

Investment income ratio*                   2.86%              1.45%              1.20%              2.17%              5.03%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    6.78%             12.60%             27.30%            (17.31%)           (10.54%)
highest***                              TO 7.16%          to 12.99%          to 27.75%         to (17.02%)         to (8.59%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    LIFESTYLE GROWTH 820 CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period           10,656,382          3,499,285            424,132                  0
Units issued                         12,539,074         13,178,921          3,182,417            442,206
Units redeemed                       (1,163,445)        (6,021,824)          (107,264)           (18,074)
                                 --------------     --------------     --------------     --------------

Units, end of period                 22,032,011         10,656,382          3,499,285            424,132
                                 ==============     ==============     ==============     ==============

Unit value                       $    16.143470     $    15.124169     $    13.417365     $    10.537942
                                  TO $16.494795      to $15.414851      to $13.641026      to $10.686894

Net assets, end of period        $  359,837,646     $  163,056,238     $   47,508,632     $    4,522,933

Investment income ratio*                   2.29%              0.83%              0.52%              0.04%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.18%             12.61%             27.20%            (15.70%)
highest***                              TO 7.01%          to 13.00%          to 27.64%          to (4.44%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               LIFESTYLE BALANCED 640 CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            3,490,637          3,339,963          2,919,841          2,394,407          1,807,767
Units issued                            353,574            709,339            850,780          1,102,258            876,830
Units redeemed                         (536,132)          (558,665)          (430,658)          (576,824)          (290,190)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  3,308,079          3,490,637          3,339,963          2,919,841          2,394,407
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.596536     $    13.896892     $    12.461505     $    10.228949     $    11.559863
                                  TO $19.762663      to $18.749859      to $16.754333      to $13.704682      to $15.433664

Net assets, end of period        $   56,409,999     $   56,752,243     $   48,820,104     $   35,380,240     $   34,509,338

Investment income ratio*                   3.96%              2.24%              2.37%              3.25%              5.21%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    5.03%             11.52%             21.83%            (11.51%)            (6.34%)
highest***                              TO 5.40%          to 11.91%          to 22.25%         to (11.20%)         to (5.23%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    LIFESTYLE BALANCED 640 CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period           11,111,159          4,784,255            790,394                  0
Units issued                         13,298,957         11,766,035          4,180,770            841,109
Units redeemed                         (407,894)        (5,439,131)          (186,909)           (50,715)
                                 --------------     --------------     --------------     --------------

Units, end of period                 24,002,222         11,111,159          4,784,255            790,394
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.979079     $    15.209160     $    13.634469     $    11.180582
                                  TO $16.350534      to $15.523970      to $13.881850      to $11.355046

Net assets, end of period        $  388,166,829     $  171,110,219     $   66,049,509     $    8,940,240

Investment income ratio*                   3.17%              1.43%              1.47%              0.23%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
  highest**                             TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.07%             11.44%             21.83%            (10.56%)
  highest***                            TO 5.32%          to 11.83%          to 22.25%          to (2.58%)



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                LIFESTYLE MODERATE 460 CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,720,562          1,736,694          1,709,413          1,257,133            725,241
Units issued                            211,379            343,791            371,968            749,221            659,601
Units redeemed                         (313,590)          (359,923)          (344,687)          (296,941)          (127,709)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,618,351          1,720,562          1,736,694          1,709,413          1,257,133
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.904988     $    14.562713     $    13.346846     $    11.527502     $    12.224839
                                  TO $20.011835      to $19.484176      to $17.794866      to $15.315540       to $16.18524

Net assets, end of period        $   26,757,305     $   28,155,971     $   26,228,051     $   22,372,437     $   18,653,484

Investment income ratio*                   4.20%              2.90%              3.07%              3.40%              4.90%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
  highest**                             TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.35%              9.11%             15.78%             (5.70%)            (2.72%)
  highest***                            TO 2.71%           to 9.49%          to 16.19%          to (5.37%)         to (2.35%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    LIFESTYLE MODERATE 460 CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            4,269,040          1,961,184            377,035                  0
Units issued                          3,718,796          4,396,576          1,890,160            388,031
Units redeemed                         (430,912)        (2,088,720)          (306,011)           (10,996)
                                 --------------     --------------     --------------     --------------

Units, end of period                  7,556,924          4,269,040          1,961,184            377,035
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.288301     $    14.999837     $    13.733715     $    11.849812
                                  TO $15.540460      to $15.152916      to $13.839140      to $11.910967

Net assets, end of period        $  116,397,155     $   64,244,940     $   27,022,789     $    4,480,368

Investment income ratio*                   3.53%              1.99%              1.79%              0.31%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    1.04%              9.11%             15.78%             (5.20%)
highest***                              TO 2.56%           to 9.49%          to 16.19%          to (1.16%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              LIFESTYLE CONSERVATIVE 280 CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              951,217          1,201,733          1,420,412            715,429            350,354
Units issued                            158,201            244,563            326,484            885,117            468,912
Units redeemed                         (203,296)          (495,079)          (545,163)          (180,134)          (103,837)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    906,122            951,217          1,201,733          1,420,412            715,429
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    15.480522     $    15.311609     $    14.350511     $    13.091280     $    13.096907
                                  TO $20.005481      to $19.718253      to $18.415805      to $16.741166      to $16.689833

Net assets, end of period        $   15,366,540     $   16,108,768     $   19,070,694     $   20,440,742     $    1,095,040

Investment income ratio*                   4.82%              3.70%              3.68%              2.80%              3.81%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    1.10%              6.70%              9.62%             (0.04%)             1.28%
highest***                              TO 1.46%           to 7.07%          to 10.00%           to 0.31%           to 1.78%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   LIFESTYLE CONSERVATIVE 280 CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            2,222,764          1,459,840            313,670                  0
Units issued                          2,077,348          2,136,932          2,060,095            329,317
Units redeemed                         (692,512)        (1,374,008)          (913,925)           (15,647)
                                 --------------     --------------     --------------     --------------

Units, end of period                  3,607,600          2,222,764          1,459,840            313,670
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.666899     $    14.570649     $    13.665685     $    12.466950
                                  TO $14.908806      to $14.705811      to $13.744482      to $12.526309

Net assets, end of period        $   53,305,870     $   32,473,433     $   19,982,698     $    3,912,613

Investment income ratio*                   4.29%              3.04%              2.53%              0.16%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.19%              6.62%              9.62%             (0.26%)
highest***                              TO 1.38%           to 7.00%          to 10.00%           to 0.53%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                 SMALL COMPANY VALUE CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              737,681            785,514            846,440            655,406            327,836
Units issued                             57,252            123,935            277,826            585,786            492,738
Units redeemed                         (188,093)          (171,768)          (338,752)          (394,752)          (165,168)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    606,840            737,681            785,514            846,440            655,406
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    20.388484     $    19.364563     $    15.725754     $    11.960450     $    12.925755
                                  TO $21.965690      to $20.883351      to $16.976139      to $12.924339      to $13.981425

Net assets, end of period        $   12,879,390     $   14,822,584     $   12,806,114     $   10,437,539     $    8,633,141

Investment income ratio*                   0.28%              0.16%              0.39%              0.30%              0.16%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    5.18%             23.02%             31.35%             (7.56%)             4.78%
highest***                              TO 5.55%          to 23.45%          to 31.81%          to (7.24%)          to 8.72%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SMALL COMPANY VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,139,046            830,808            207,989                  0
Units issued                            209,354            982,959            710,010            250,437
Units redeemed                         (152,500)          (674,721)           (87,191)           (42,448)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,195,900          1,139,046            830,808            207,989
                                 ==============     ==============     ==============     ==============

Unit value                       $    17.196655     $    16.447403     $    13.397323     $    10.207514
                                  TO $19.512373      to $18.576036      to $15.116060      to $11.505543

Net assets, end of period        $   21,022,087     $   19,051,889     $   11,303,684     $    2,133,803

Investment income ratio*                   0.06%              0.09%              0.35%              0.04%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.77%             22.77%             31.25%            (18.34%)
highest***                              TO 5.30%          to 23.20%          to 31.71%          to (2.04%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                 INTERNATIONAL VALUE CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              465,923            442,116            409,944            262,146            159,197
Units issued                            865,924            157,474            155,175          2,263,309            450,036
Units redeemed                         (234,232)          (133,667)          (123,003)        (2,115,511)          (347,087)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,097,615            465,923            442,116            409,944            262,146
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    15.653467     $    14.400513     $    12.045466     $     8.453467     $    10.459987
                                  TO $15.921898      to $14.606124      to $12.186877       to $8.531381      to $10.529997

Net assets, end of period        $   17,390,997     $    6,761,184     $    5,360,940     $    3,483,774     $    2,755,188

Investment income ratio*                   0.49%              1.26%              0.81%              0.65%              1.01%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.63%             19.43%             42.35%            (19.26%)           (11.53%)
highest***                              TO 9.01%          to 19.85%          to 42.85%         to (18.98%)        to (11.23%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      INTERNATIONAL VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              789,559            548,234            112,777                  0
Units issued                            442,794            723,046            814,517            379,567
Units redeemed                         (203,535)          (481,721)          (379,060)          (266,790)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,028,818            789,559            548,234            112,777
                                 ==============     ==============     ==============     ==============

Unit value                       $    17.874645     $    16.549456     $    13.876213     $     9.770965
                                  TO $19.005873      to $17.515517      to $14.671519      to $10.320663

Net assets, end of period        $   18,689,585     $   13,193,524     $    7,674,605     $    1,109,783

Investment income ratio*                   0.60%              0.98%              0.64%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    5.30%             19.26%             42.01%            (21.83%)
highest***                              TO 8.78%          to 19.68%          to 42.51%          to (7.35%)



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               SMALL COMPANY BLEND CLASS A (5)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              398,271            476,533            434,766            509,250            230,873
Units issued                              2,655             57,188            141,305            436,060            401,050
Units redeemed                         (400,926)          (135,450)           (99,538)          (510,544)          (122,673)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                          0            398,271            476,533            434,766            509,250
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     8.584622     $     9.778392     $     9.283714     $    6.7462279     $     9.244249
                                  TO $11.404786      to $12.975896      to $12.276306       to $8.910911      to $12.138851

Net assets, end of period        $            0     $    4,645,912     $    5,243,964     $    3,517,937     $    5,918,406

Investment income ratio*                   0.00%              0.00%              0.00%              0.27%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                  (12.21%)             5.33%             37.29%            (26.85%)            (2.92%)
highest***                            TO (12.11%)          to 5.70%          to 37.77%         to (26.59%)           to 054%


----------
(5) On April 29, 2005 Small Company Blend Class A sub-account ceased operations through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SMALL COMPANY BLEND CLASS B (5),(1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              491,155            320,334             58,192                  0
Units issued                             31,022            473,810            317,893             74,932
Units redeemed                         (522,177)          (302,989)           (55,751)           (16,740)
                                 --------------     --------------     --------------     --------------

Units, end of period                          0            491,155            320,334             58,192
                                 ==============     ==============     ==============     ==============

Unit value                       $    11.477928     $    13.085579     $    12.442530     $     9.067980
                                  TO $11.917054      to $13.581778      to $12.901400       to $9.393008

Net assets, end of period        $            0     $    6,479,353     $    4,011,004     $      534,610

Investment income ratio*                   0.00%              0.00%              0.00%              0.01%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                  (12.29%)             5.17%             37.21%            (27.46%)
highest***                            TO (12.19%)          to 5.54%          to 37.69%          to (7.30%)


----------
(5) On April 29, 2005 Small Company Blend Class B sub-account ceased operations through a vote of the Board of Directors.

(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    TOTAL RETURN CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            2,429,845          2,965,526          3,392,216          1,722,197            562,835
Units issued                            101,229            159,360            893,090          2,274,872          1,436,713
Units redeemed                         (464,882)          (695,041)        (1,319,780)          (604,853)          (277,351)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  2,066,192          2,429,845          2,965,526          3,392,216          1,722,197
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    16.222243     $    16.109056     $    15.620011     $    15.136415     $    14.065149
                                  TO $16.738625      to $16.563922      to $16.004802      to $15.455104      to $143311130

Net assets, end of period        $   33,920,652     $   39,568,912     $   46,792,447     $   51,820,869     $   24,468,266

Investment income ratio*                   2.42%              3.92%              2.85%              2.41%              3.10%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.70%              3.13%              3.19%              7.62%              5.47%
highest***                              TO 1.05%           to 3.49%           to 3.56%           to 7.99%           to 6.77%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         TOTAL RETURN CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            2,576,286          2,424,025            900,181                  0
Units issued                            421,791          1,858,030          2,173,008            949,192
Units redeemed                         (475,122)        (1,705,769)          (649,164)           (49,011)
                                 --------------     --------------     --------------     --------------

Units, end of period                  2,522,955          2,576,286          2,424,025            900,181
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.131682     $    14.115409     $    13.719187     $    13.312683
                                  TO $14.364766      to $14.246371      to $13.797961      to $13.348694

Net assets, end of period        $   35,980,388     $   36,510,111     $   33,337,919     $   11,993,065

Investment income ratio*                   1.95%              3.24%              2.20%              0.10%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.56%)             2.89%              3.05%              1.70%
highest***                              TO 0.83%           to 3.25%           to 3.41%           to 6.79%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  U.S. LARGE CAP CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,410,977          1,182,076          1,169,418            935,214            581,872
Units issued                             21,673            579,478            184,894            483,090            666,345
Units redeemed                         (251,591)          (350,577)          (172,236)          (248,886)          (313,003)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,181,059          1,410,977          1,182,076          1,169,418            935,214
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.211775     $    12.705323     $    11.820052     $     8.775940     $    11.937561
                                  TO $13.905977      to $13.326315      to $12.354355       to $9.140645        to $12.3901

Net assets, end of period        $   16,086,275     $   18,444,664     $   14,287,142     $   10,492,539     $   11,469,737

Investment income ratio*                   0.45%              0.28%              0.38%              0.29%              0.34%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.99%              7.49%             34.69%            (26.48%)            (4.15%)
highest***                              TO 4.35%           to 7.87%          to 35.16%         to (26.23%)         to (1.60%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        U.S. LARGE CAP CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,078,747            807,777            135,885                  0
Units issued                             66,308            733,737            715,339            152,259
Units redeemed                         (206,627)          (462,767)           (43,447)           (16,374)
                                 --------------     --------------     --------------     --------------

Units, end of period                    938,428          1,078,747            807,777            135,885
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.135691     $    13.591728     $    12.664320     $     9.419481
                                  TO $15.001462      to $14.388284      to $13.372967      to $9.9217620

Net assets, end of period        $   13,842,979     $   15,306,610     $   10,660,089     $    1,338,296

Investment income ratio*                   0.12%              0.21%              0.33%              0.02%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.21%              7.22%             34.31%            (24.64%)
highest***                              TO 4.26%           to 7.59%         to $34.78           to (7.87%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    MID CAP STOCK CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              659,039            703,634            610,028            511,023            293,545
Units issued                            995,903            125,653            278,358            277,177            313,902
Units redeemed                         (342,718)          (170,248)          (184,752)          (178,172)           (96,424)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                  1,312,224            659,039            703,634            610,028            511,023
                                 ==============     ==============     ==============     ==============     ==============

Unit value                           $14.501747     $    12.867467     $    10.989664     $     7.849726     $    10.305876
                                  TO $14.962688      to $13.289711      to $11.361678       to $8.123564      to $10.676087

Net assets, end of period        $   19,433,995     $    8,665,541     $    7,897,684     $    4,886,818     $    5,346,696

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   12.59%             16.97%             39.86%            (23.91%)           (12.46%)
highest***                             TO 12.98%          to 17.38%          to 40.35%         to (23.64%)         to (6.34%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        MID CAP STOCK CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              768,595            494,954             85,814                  0
Units issued                            475,325            811,643            490,203             97,953
Units redeemed                         (207,003)          (538,002)           (81,063)           (12,139)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,036,917            768,595            494,954             85,814
                                 ==============     ==============     ==============     ==============

Unit value                       $    17.616489     $    15.651048     $    13.399635     $     9.595389
                                  TO $18.719279      to $16.589409      to $14.167455      to $10.119925

Net assets, end of period        $   19,219,560     $   12,645,731     $    6,967,426     $      865,030

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.02%             16.69%             39.51%            (23.24%)
highest***                             TO 12.84%          to 17.10%          to 40.00%          to (7.56%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                   GLOBAL ALLOCATION CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              265,690            382,718            293,376            277,107             98,610
Units issued                             26,309             39,813            117,316            105,053            233,867
Units redeemed                          (42,011)          (156,841)           (27,974)           (88,784)           (55,370)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    249,988            265,690            382,718            293,376            277,107
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    11.096081     $    10.621190     $     9.578808     $     7.702576      $10.197351 to
                                  TO $11.254301      to $10.771542       to $9.724144       to $7.827267          10.372818

Net assets, end of period        $    2,807,193     $    2,852,686     $    3,700,746     $    2,277,517     $    2,842,483

Investment income ratio*                   1.00%              1.10%              0.42%              0.00%              0.11%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    4.37%             10.77%             24.23%            (24.54%)           (14.81%)
highest***                              TO 4.73%          to 11.16%          to 24.67%         to (24.28%)        to (13.02%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      GLOBAL ALLOCATION CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              278,410            126,849             19,428                  0
Units issued                            308,315            237,929            114,977             20,010
Units redeemed                          (48,581)           (86,368)            (7,556)              (582)
                                 --------------     --------------     --------------     --------------

Units, end of period                    538,144            278,410            126,849             19,428
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.737958      $13.183540 to     $    11.911549     $     9.575126
                                  TO $14.685735          14.057979      to $12.669816      to $10.159257

Net assets, end of period        $    7,720,254     $    3,863,687     $    1,591,007     $      193,882

Investment income ratio*                   0.68%              0.74%              0.28%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.14%             10.57%             24.28%            (23.40%)
highest***                              TO 4.47%          to 10.96%          to 24.71%          to (6.00%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                   DYNAMIC GROWTH CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,090,386          1,343,925            772,757            827,774            497,733
Units issued                             22,956             59,899            744,934            208,174            637,794
Units redeemed                         (179,236)          (313,438)          (173,766)          (263,191)          (289,753)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    934,106          1,090,386          1,343,925            772,757            827,774
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     4.963389     $     4.489166     $     4.149140     $     3.269019     $     4.639280
                                   TO $5.487385       to $4.968047       to $4.596353       to $3.624989       to $5.149629

Net assets, end of period        $    4,959,522     $    5,242,572     $    5,946,398     $    2,655,135     $    4,006,117

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.17%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   10.45%              8.09%             26.80%            (29.61%)           (41.23%)
highest***                             TO 10.84%           to 8.47%          to 27.24%         to (29.36%)        to (37.18%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        DYNAMIC GROWTH CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              220,053            251,568             10,978                  0
Units issued                             29,993            136,429            251,373             11,369
Units redeemed                          (47,679)          (167,944)           (10,783)              (391)
                                 --------------     --------------     --------------     --------------

Units, end of period                    202,367            220,053            251,568             10,978
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.504882     $    13.164527     $    12.164875     $     9.578097
                                  TO $15.449440      to $13.986908      to $12.892451      to $10.125646

Net assets, end of period        $    3,086,058     $    3,046,515     $    3,219,309     $      110,421

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.34%              8.11%             26.88%            (23.38%)
highest***                             TO 10.46%           to 8.49%          to 27.32%          to (5.42%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             TOTAL STOCK MARKET INDEX CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              175,758            174,632            174,281            109,904             23,583
Units issued                             16,421             32,441             61,435            116,713            104,437
Units redeemed                          (28,806)           (31,315)           (61,084)           (52,336)           (18,116)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    163,373            175,758            174,632            174,281            109,904
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    11.010141     $    10.589961     $     9.635326     $     7.503914     $     9.692272
                                  TO $11.283059      to $10.863280       to $9.893926       to $7.713002       to $9.972325

Net assets, end of period        $    1,835,515     $    1,898,297     $    1,713,087     $    1,331,999     $    1,084,914

Investment income ratio*                   1.13%              0.62%              0.00%              1.02%              1.44%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.86%              9.80%             28.28%            (22.66%)           (12.87%)
highest***                              TO 4.23%          to 10.18%          to 28.73%         to (22.38%)         to (9.87%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  TOTAL STOCK MARKET INDEX CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              457,576            318,595             28,372                  0
Units issued                             40,361            376,218            299,152             31,132
Units redeemed                          (59,197)          (237,237)            (8,929)            (2,760)
                                 --------------     --------------     --------------     --------------

Units, end of period                    438,740            457,576            318,595             28,372
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.304970     $    13.795381     $    12.568032     $     9.804582
                                  TO $15.032880      to $14.461277      to $13.141717      to $10.226558

Net assets, end of period        $    6,496,628     $    6,539,825     $    4,149,359     $      289,021

Investment income ratio*                   0.90%              0.46%              0.00%              3.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.89%              9.66%             28.06%            (21.56%)
highest***                              TO 3.95%          to 10.04%          to 28.51%          to (5.75%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                      500 INDEX CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period            1,258,689          1,076,940          1,237,770            819,472            145,889
Units issued                            442,598            466,189            956,256          1,462,210            866,311
Units redeemed                         (754,044)          (284,440)        (1,117,086)        (1,043,912)          (192,728)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    947,243          1,258,689          1,076,940          1,237,770            819,472
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    10.288118     $    10.028854     $     9.247369     $     7.344179     $     9.637624
                                  TO $10.543123      to $10.287669       to $9.495529       to $7.548807       to $9.916084

Net assets, end of period        $    9,930,056     $   12,853,998     $   10,136,124     $    9,218,725     $    7,985,947

Investment income ratio*                   1.57%              0.88%              0.94%              0.00%              1.42%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.48%              8.34%             25.79%            (23.87%)           (13.81%)
highest***                              TO 2.84%           to 8.72%          to 26.23%         to (23.61%)        to (11.37%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                           500 INDEX CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,367,797            983,215            184,094                  0
Units issued                            446,249          1,357,608            980,772            324,770
Units redeemed                         (498,133)          (973,026)          (181,651)          (140,676)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,315,913          1,367,797            983,215            184,094
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.441958     $    13.124674     $    12.130947     $     9.652858
                                  TO $14.355712      to $12.890992      to $12.890992      to $10.232056

Net assets, end of period        $   18,514,359     $   18,755,386     $   12,452,785     $    1,861,963

Investment income ratio*                   1.38%              0.64%              0.61%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    0.82%              8.08%             25.55%            (22.78%)
highest***                              TO 2.67%           to 8.46%          to 25.99%          to (5.84%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  MID CAP INDEX CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              135,983            146,089            148,951             93,799             17,609
Units issued                             40,389             33,381            108,726            146,035            296,209
Units redeemed                          (49,901)           (43,487)          (111,588)           (90,883)          (220,019)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    126,471            135,983            146,089            148,951             93,799
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    17.632535     $    16.017501     $    14.073554     $    10.642876     $    12.766859
                                  TO $18.010078      to $16.303495      to $14.274668      to $10.757291      to $12.858949

Net assets, end of period        $    2,255,761     $    2,200,532     $    2,073,056     $    1,595,499     $    1,202,563

Investment income ratio*                   0.50%              0.39%              0.00%              0.49%              0.99%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   10.08%             13.81%             32.23%            (16.64%)            (3.35%)
highest***                             TO 10.47%          to 14.21%          to 32.70%         to (16.34%)          to 1.52%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         MID CAP INDEX CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              416,153            280,327             65,474                  0
Units issued                             65,076            398,970            248,728             67,208
Units redeemed                          (50,416)          (263,144)           (33,875)            (1,734)
                                 --------------     --------------     --------------     --------------

Units, end of period                    430,813            416,153            280,327             65,474
                                 ==============     ==============     ==============     ==============

Unit value                       $    16.402310     $    14.984785     $    13.186545     $     9.990307
                                  TO $17.266146      to $15.701105      to $13.803063      to $10.446948

Net assets, end of period        $    7,184,846     $    6,308,116     $    3,734,931     $      655,964

Investment income ratio*                   0.33%              0.25%              0.00%              1.48%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    1.77%             13.64%             31.99%            (20.08%)
highest***                             TO 10.24%          to 14.04%          to 32.46%          to (4.69%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                   SMALL CAP INDEX CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              130,295            136,307            226,950             94,937             14,651
Units issued                             29,394            177,222            348,969            264,625            295,598
Units redeemed                          (61,339)          (183,234)          (439,612)          (132,612)          (215,222)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                     98,350            130,295            136,307            226,950             94,937
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    15.097565     $    14.773203     $    12.801395     $     8.926733     $     11.57294
                                  TO $15.497224      to $15.179394      to $13.166570       to $9.190549      to $11.910780

Net assets, end of period        $    1,514,995     $    1,959,714     $    1,775,486     $    2,049,857     $    1,115,681

Investment income ratio*                   0.55%              0.31%              0.00%              1.32%              1.71%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.09%             15.29%             43.26%            (22.84%)            (0.17%)
highest***                              TO 2.45%          to 15.69%          to 43.76%         to (22.57%)          to 4.18%

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         SMALL CAP INDEX CLASS B
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              402,273            253,978             52,175                  0
Units issued                            146,332            575,233            577,056             71,370
Units redeemed                         (182,478)          (426,938)          (375,253)           (19,195)
                                 --------------     --------------     --------------     --------------

Units, end of period                    366,127            402,273            253,978             52,175
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.829445     $    15.589586     $    13.545063     $     9.484387
                                  TO $16.483014      to $16.158254      to $14.025090       to $9.810708

Net assets, end of period        $    5,879,207     $    6,322,703     $    3,468,629     $      496,477

Investment income ratio*                   0.35%              0.20%              0.00%              2.40%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (1.64%)            15.09%             42.81%            (24.12%)
highest***                              TO 2.26%          to 15.50%          to 43.31%          to (6.15%)



----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              CAPITAL APPRECIATION CLASS A
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              168,858            171,105            179,024             81,629                790
Units issued                            128,691             22,938             31,402            129,156            113,604
Units redeemed                          (81,278)           (25,185)           (39,321)           (31,761)           (32,765)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    216,271            168,858            171,105            179,024             81,629
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     9.153633     $     8.171240     $     7.606320     $     5.978615     $     8.769024
                                   TO $9.320697       to $8.291409       to $7.691148       to $6.024194       to $8.804929

Net assets, end of period        $    1,998,801     $    1,386,792     $    1,307,213     $    1,073,083     $      716,429

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   12.02%              7.43%             27.23%            (31.82%)            (19.7%)
highest***                             TO 12.41%           to 7.80%          to 27.67%         to (31.58%)        to (17.10%)

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     CAPITAL APPRECIATION CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              214,487            171,828             44,548                  0
Units issued                             47,154            190,587            152,162             46,512
Units redeemed                          (38,977)          (147,928)           (24,882)            (1,964)
                                 --------------     --------------     --------------     --------------

Units, end of period                    222,664            214,487            171,828             44,548
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.367255      $11.951649 to     $    11.124546     $     8.742892
                                  TO $14.735093          13.141851      to $12.201755       to $9.565574

Net assets, end of period        $    3,233,242     $    2,778,291     $    2,074,659     $      421,782

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    6.15%              7.33%             27.11%            (30.06%)
highest***                             TO 12.12%           to 7.70%          to 27.56%          to (8.54%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                HEALTH SCIENCES CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              298,148            321,524            297,962            171,514                  0
Units issued                             29,372            104,021            168,445            206,697            248,183
Units redeemed                          (83,872)          (127,397)          (144,883)           (80,249)           (76,669)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    243,648            298,148            321,524            297,962            171,514
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    16.062084     $    14.510292     $    12.806521     $     9.567392     $    13.381761
                                  TO $16.326945      to $14.698179      to $12.926890       to $9.623619      to $13.413253

Net assets, end of period        $    3,936,572     $    4,344,726     $    4,131,295     $    2,856,174     $    2,297,932

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   10.69%             13.30%             33.86%            (28.50%)             7.50%
highest***                             TO 11.08%          to 13.70%          to 34.32%         to (28.25%)          to 7.13%


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        HEALTH SCIENCES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              436,699            267,407             57,430                  0
Units issued                            132,259            435,063            240,519             93,194
Units redeemed                         (124,868)          (265,771)           (30,542)           (35,764)
                                 --------------     --------------     --------------     --------------

Units, end of period                    444,090            436,699            267,407             57,430
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.951784     $    14.424059     $    12.746949     $     9.534743
                                  TO $17.928360      to $16.170972      to $14.254961      to $10.636160

Net assets, end of period        $    7,781,740     $    6,926,834     $    3,722,245     $      594,408

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    8.29%             13.04%             33.56%            (23.72%)
highest***                             TO 10.87%          to 13.44%          to 34.02%          to (2.52%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               FINANCIAL SERVICES CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              196,128            237,240            221,373            145,091                  0
Units issued                             16,991             28,100             74,785            132,427            154,006
Units redeemed                          (50,486)           (69,212)           (58,918)           (56,145)            (8,915)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    162,633            196,128            237,240            221,373            145,091
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.248023     $    13.207601     $    12.177455     $     9.277011     $    11.497105
                                  TO $14.482924      to $13.378598      to $12.291912       to $9.331532      to $11.524203

Net assets, end of period        $    2,331,973     $    2,604,626     $    2,900,715     $    2,058,372     $    1,670,551

Investment income ratio*                   0.41%              0.40%              0.16%              0.00%              0.05%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    7.88%              8.46%             31.26%            (19.31%)            (8.02%)
highest***                              TO 8.25%           to 8.84%          to 31.72%         to (19.03%)         to (7.81%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     FINANCIAL SERVICES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              287,195            200,890             40,850                  0
Units issued                             33,006            264,154            181,374             73,527
Units redeemed                          (46,879)          (177,849)           (21,334)           (32,677)
                                 --------------     --------------     --------------     --------------

Units, end of period                    273,322            287,195            200,890             40,850
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.567838     $    14.503495     $    13.407583     $    10.227986
                                  TO $15.854914      to $14.702700      to $13.578107      to $10.347728

Net assets, end of period        $    4,302,732     $    4,188,601     $    2,705,259     $      418,450

Investment income ratio*                   0.21%              0.25%              0.12%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    7.17%              8.17%             31.09%            (18.18%)
highest***                              TO 8.11%           to 8.55%          to 31.55%          to (4.25%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              QUANTITATIVE MID CAP CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              138,354             44,498             50,287              8,312                  0
Units issued                             12,726            113,307             17,957            102,612             10,721
Units redeemed                         (103,642)           (19,451)           (23,746)           (60,637)            (2,409)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                     47,438            138,354             44,498             50,287              8,312
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.527317     $    12.114956     $    10.430346     $     7.662062          10.080533
                                  TO $13.750375      to $12.271843      to $10.528409       to $7.707109      to $10.104317

Net assets, end of period        $      646,652     $    1,686,113     $      465,917     $      386,149     $       83,879

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   11.66%             16.15%             36.13%            (23.99%)           (19.36%)
highest***                             TO 12.05%          to 16.56%          to 36.61%         to (23.72%)        to (19.17%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     QUANTITATIVE MID CAP CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period               83,015             38,907             12,337                  0
Units issued                             46,952             83,910             27,457             13,426
Units redeemed                          (52,018)           (39,802)              (887)            (1,089)
                                 --------------     --------------     --------------     --------------

Units, end of period                     77,949             83,015             38,907             12,337
                                 ==============     ==============     ==============     ==============

Unit value                       $    17.071006     $    15.305359     $    13.199297     $     9.700786
                                  TO $17.519093      to $15.668018      to $13.478226       to $9.881083

Net assets, end of period        $    1,350,841     $    1,285,908     $      519,431     $      121,106

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.60%             15.84%             35.93%            (22.39%)
highest***                             TO 11.81%          to 16.25%          to 36.40%          to (4.15%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                            STRATEGIC GROWTH CLASS A (7),(6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              188,097            205,983            228,983            101,341                  0
Units issued                                635             11,781             27,784            184,686            115,469
Units redeemed                         (188,732)           (29,667)           (50,784)           (57,044)           (14,128)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                          0            188,097            205,983            228,983            101,341
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $     9.448965     $    10.051965     $     9.600076     $     7.700872     $    10.891002
                                   TO $9.582293      to $10.182170       to $9.690358       to $7.746167      to $10.916683

Net assets, end of period        $            0     $    1,894,200     $    1,980,476     $    1,765,199     $    1,104,359

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (6.00%)             4.71%             24.66%            (29.29%)           (12.87%)
highest***                            TO (5.89%)           to 5.08%          to 25.10%         to (29.04%)        to (12.67%)


----------
(7) On April 29, 2005 Strategic Growth Class A sub-account ceased operations through a vote of the Board of Directors.

(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    STRATEGIC GROWTH CLASS B (7),(1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              300,470            318,153             68,904                  0
Units issued                              4,917            231,940            266,947             79,059
Units redeemed                         (305,387)          (249,623)           (17,698)           (10,155)
                                 --------------     --------------     --------------     --------------

Units, end of period                          0            300,470            318,153             68,904
                                 ==============     ==============     ==============     ==============

Unit value                       $    11.352050     $    12.069021     $    11.545878     $     9.270921
                                  TO $12.790773      to $13.587529      to $12.966005      to $10.385269

Net assets, end of period        $            0     $    4,016,129     $    4,072,745     $      709,584

Investment income ratio*                   0.00%              0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (5.97%)             4.43%             24.41%            (25.83%)
highest***                             TO (5.86%)          to 4.79%          to 24.85%          to (7.27%)


----------
(7) On April 29, 2005 Strategic Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                 ALL CAP VALUE CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              244,885            216,698            201,456             69,410                  0
Units issued                             79,838             82,395            133,704            193,207             78,125
Units redeemed                          (59,712)           (54,208)          (118,462)           (61,161)            (8,715)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    265,011            244,885            216,698            201,456             69,410
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.224748     $    13.693111     $    12.017788     $     8.838989     $    12.646762
                                  TO $14.459280      to $13.870389      to $12.130735       to $8.890942       to $12.49117

Net assets, end of period        $    3,790,652     $    3,370,519     $    2,613,330     $    1,784,057     $      865,929

Investment income ratio*                   0.56%              0.32%              0.08%              0.00%              0.04%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.88%             13.94%             35.96%            (29.09%)            (0.28%)
highest***                              TO 4.25%          to 14.34%          to 36.44%         to (28.84%)         to (0.05%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        ALL CAP VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              545,369            342,137             62,769                  0
Units issued                            102,677            500,249            365,303             69,036
Units redeemed                          (98,455)          (297,017)           (85,935)            (6,267)
                                 --------------     --------------     --------------     --------------

Units, end of period                    549,591            545,369            342,137             62,769
                                 ==============     ==============     ==============     ==============

Unit value                       $    14.233062     $    13.725754     $    12.051359     $     8.867339
                                  TO $15.646118      to $15.050883      to $13.181759       to $9.674898

Net assets, end of period        $    8,417,115     $    8,078,643     $    4,450,912     $      593,689

Investment income ratio*                   0.12%              0.23%              0.12%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    2.37%             13.78%             35.77%            (29.06)
highest***                              TO 3.95%          to 14.18%          to 36.25%         to (10.39%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              STRATEGIC VALUE CLASS A (6)
                                 ----------------------------------------------------------------------------------------
                                           2005               2004             2003               2002               2001
                                 --------------     --------------   --------------     --------------     --------------

Units, beginning of period              154,073           17, 3533          192,002            105,084                  0
Units issued                             27,854             42,063           28,704            135,413            116,233
Units redeemed                          (47,685)           (61,523)         (47,173)           (48,495)           (11,149)
                                 --------------     --------------   --------------     --------------     --------------

Units, end of period                    134,242            154,073          173,533            192,002            105,149
                                 ==============     ==============   ==============     ==============     ==============

Unit value                       $    10.874078     $    11.098309   $     9.573143     $     7.564926     $    10.574706
                                  TO $11.053417      to $11.242049     to $9.663184       to $7.609422      to $10.599650

Net assets, end of period        $    1,466,411     $    1,717,902   $    1,666,570     $    1,454,944     $    1,112,393

Investment income ratio*                   0.77%              0.37%            0.02%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%            1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%         to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (2.02%)            15.93%           26.55%            (28.46%)           (15.40%)
highest***                             TO (1.68%)         to 16.34%        to 26.99%         to (28.21%)        to (15.20%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        STRATEGIC VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              277,247            160,092             42,780                  0
Units issued                             79,995            305,147            128,764             48,194
Units redeemed                          (33,051)          (187,992)           (11,452)            (5,414)
                                 --------------     --------------     --------------     --------------

Units, end of period                    324,191            277,247            160,092             42,780
                                 ==============     ==============     ==============     ==============

Unit value                       $    13.381606     $    13.676015     $    11.804094     $     9.325864
                                  TO $14.204329      to $14.480704      to $12.467370       to $9.825317

Net assets, end of period        $    4,561,870     $    3,980,664     $    1,982,849     $      417,670

Investment income ratio*                   0.34%              0.27%              0.06%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (2.80%)            15.74%             26.45%            (25.39%)
highest***                             TO (1.91%)         to 16.15%          to 26.89%          to (7.29%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                    UTILITIES CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              295,402            212,985            188,044            153,476                  0
Units issued                             88,576            171,839            157,042            157,695            239,335
Units redeemed                         (113,589)           (89,422)          (132,101)          (123,127)           (85,859)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    270,389            295,402            212,985            188,044            153,476
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    13.394183     $    11.667328     $     9.174298     $     6.939875     $     9.237560
                                  TO $13.615000      to $11.818383       to $9.260547       to $6.980670       to $9.259344

Net assets, end of period        $    3,647,241     $    3,468,267     $    1,961,163     $    1,307,426     $    1,419,248

Investment income ratio*                   0.47%              0.93%              0.95%              0.01%              1.30%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   14.80%             27.17%             32.20%            (24.87%)           (26.10%)
highest***                             TO 15.20%          to 27.62%          to 32.66%         to (24.61%)        to (25.93%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                          UTILITIES CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period              170,501             79,316             11,317                  0
Units issued                            138,043            191,858             72,038             12,738
Units redeemed                          (64,357)          (100,673)            (4,039)            (1,421)
                                 --------------     --------------     --------------     --------------

Units, end of period                    244,187            170,501             79,316             11,317
                                 ==============     ==============     ==============     ==============

Unit value                       $    19.271293     $    16.807837     $    13.222661     $    10.012642
                                  TO $21.110756      to $18.366353      to $14.412596      to $10.886485

Net assets, end of period        $    5,065,862     $    3,100,182     $    1,132,989     $      122,892

Investment income ratio*                   0.30%              0.76%              0.76%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    3.24%             26.99%             31.93%            (19.90%)
highest***                             TO 14.94%          to 27.43%          to 32.39%           to 1.00%


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  MID CAP VALUE CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              676,213            593,873            668,035            228,369                  0
Units issued                                116            178,784             85,386            600,898            237,225
Units redeemed                         (127,325)           (96,444)          (159,548)          (161,232)            (8,856)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    664,405            676,213            593,873            668,035            228,369
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    18.270755     $    17.214767     $    14.076273     $    11.426974     $    12.936460
                                  TO $18.571906      to $17.437569      to $14.208533      to $11.494079      to $12.966914

Net assets, end of period        $   12,224,298     $   11,703,312     $    8,389,873     $    7,650,827     $    2,957,589

Investment income ratio*                   0.45%              0.49%              0.41%              0.00%              0.55%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    6.13%             22.30%             23.18%            (11.67%)             3.49%
highest***                              TO 6.51%          to 22.73%          to 23.62%         to (11.36%)          to 3.74%


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         MID CAP VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,328,748            916,000            228,338                  0
Units issued                            274,961          1,185,982            749,211            261,220
Units redeemed                         (199,784)          (773,234)           (61,549)           (32,882)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,403,925          1,328,748            916,000            228,338
                                 ==============     ==============     ==============     ==============

Unit value                       $    17.150869     $    16.254740     $    13.317463     $    10.830161
                                  TO $18.213594      to $17.182183      to $14.063217      to $11.425215

Net assets, end of period        $   24,444,304     $   21,808,440     $   12,294,350     $    2,487,641

Investment income ratio*                   0.25%              0.36%              0.29%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                   (0.03%)            22.06%             22.97%            (13.36%)
highest***                              TO 6.27%          to 22.48%          to 23.40%          to (3.11%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                               FUNDAMENTAL VALUE CLASS A (6)
                                 ------------------------------------------------------------------------------------------
                                           2005               2004               2003               2002               2001
                                 --------------     --------------     --------------     --------------     --------------

Units, beginning of period              725,521            715,756            721,853            305,676                  0
Units issued                             52,411             97,293             97,117            487,890            320,983
Units redeemed                         (113,568)           (87,528)          (103,214)           (71,713)           (15,307)
                                 --------------     --------------     --------------     --------------     --------------

Units, end of period                    664,364            725,521            715,756            721,853            305,676
                                 ==============     ==============     ==============     ==============     ==============

Unit value                       $    14.310110     $    13.378959     $    12.178644     $     9.545508     $    11.592814
                                  TO $14.546014      to $13.552160      to $12.293099       to $9.601589      to $11.620125

Net assets, end of period        $    9,548,498     $    9,739,559     $    8,736,554     $    6,898,859     $    3,545,972

Investment income ratio*                   0.46%              0.49%              0.28%              0.09%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.75%           to 1.75%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    6.96%              9.86%             27.59%            (17.66%)            (7.26%)
highest***                              TO 7.33%          to 10.24%          to 28.03%         to (17.37%)         to (7.04%)


----------
(6) Commencement of Operations, April 30, 2001, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      FUNDAMENTAL VALUE CLASS B (1)
                                 -----------------------------------------------------------------------
                                           2005               2004               2003               2002
                                 --------------     --------------     --------------     --------------

Units, beginning of period            1,169,316            684,299            211,556                  0
Units issued                            462,433          1,052,377            541,106            220,570
Units redeemed                         (117,381)          (567,360)           (68,363)            (9,014)
                                 --------------     --------------     --------------     --------------

Units, end of period                  1,514,368          1,169,316            684,299            211,556
                                 ==============     ==============     ==============     ==============

Unit value                       $    15.651225     $    14.705246     $    13.428610     $    10.546509
                                  TO $15.909335      to $14.855745      to $13.552445      to $10.633144

Net assets, end of period        $   23,935,360     $   17,273,442     $    9,219,586     $    2,235,257

Investment income ratio*                   0.21%              0.35%              0.25%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%           to 1.75%

Total return, lowest to                    4.28%              9.51%             27.33%            (15.63%)
highest***                              TO 7.19%           to 9.89%          to 27.77%          to (3.19%)


----------
(1) Commencement of Operations, January 22, 2002, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                               EMERGING GROWTH CLASS B (8)
                                 ----------------------------------------------------
                                           2005               2004               2003
                                 --------------     --------------     --------------
Units, beginning of period               39,516             22,412                  0
Units issued                             34,093             71,685             28,962
Units redeemed                          (23,478)           (54,581)            (6,550)
                                   ------------       ------------       ------------

Units, end of period                     50,131             39,516             22,412
                                   ============       ============       ============

Unit value                         $  17.808539       $  16.921582       $  16.148310
                                  TO $18.022627      to $17.020099      to $16,185428

Net assets, end of period          $    899,544       $    670,398       $    362,287

Investment income ratio*                   0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                    1.00%              4.79%             29.19%
highest***                              TO 5.89%           to 5.16%          to 29.48%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                              NATURAL RESOURCES CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period              239,285             82,271                  0
Units issued                            267,917            381,955             89,475
Units redeemed                         (120,022)          (224,941)            (7,204)
                                   ------------       ------------       ------------

Units, end of period                    387,180            239,285             82,271
                                   ============       ============       ============

Unit value                         $  31.091556       $  21.665649       $  17.774754
                                  TO $31.464940      to $21.791715      to $17.815615

Net assets, end of period          $ 12,127,398       $  5,201,493       $  1,464,070

Investment income ratio*                   0.00%              0.05%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   14.68%             21.89%             42.20%
highest***                             TO 44.39%          to 22.32%          to 42.52%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                               MID CAP CORE CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period              270,106            138,988                  0
Units issued                             56,835            332,543            139,825
Units redeemed                         (137,515)          (201,425)              (837)
                                   ------------       ------------       ------------

Units, end of period                    189,426            270,106            138,988
                                   ============       ============       ============

Unit value                         $  17.604230       $  16.962682       $  15.125220
                                  TO $17.815897      to $17.061458      to $15.160007

Net assets, end of period          $  3,360,006       $  4,594,041       $  2,104,564

Investment income ratio*                   0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   (0.66%)            12.15%             21.00%
highest***                              TO 4.42%          to 12.54%          to 21.28%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            QUANTITATIVE ALL CAP CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period               20,271              5,950                  0
Units issued                             22,042             26,462              5,950
Units redeemed                           (8,309)           (12,141)                 0
                                   ------------       ------------       ------------

Units, end of period                     34,004             20,271              5,950
                                   ============       ============       ============

Unit value                         $  18.393606       $  17.319052       $  15.370112
                                  TO $18.614733      to $17.419898      to $15.405463

Net assets, end of period          $    630,807       $    352,307       $     91,501

Investment income ratio*                   0.89%              0.79%              0.00%

Expense ratio, lowest to                  1.40%              1.40%              1.40%
highest**                              TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   2.59%             12.68%             22.96%
highest***                             TO 6.86%          to 13.08%          to 23.24%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                               LARGE CAP VALUE CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period              135,514             27,758                  0
Units issued                            153,731            202,000             27,780
Units redeemed                          (57,625)           (94,244)               (22)
                                   ------------       ------------       ------------

Units, end of period                    231,620            135,514             27,758
                                   ============       ============       ============

Unit value                         $  21.253004          18.813146       $  15.753916
                                  TO $21.508419      to $18.922673      to $15.790145

Net assets, end of period          $  4,958,669       $  2,556,836       $    437,796

Investment income ratio*                   0.00%              0.89%              0.00%

Expense ratio, lowest to                  1.40%              1.40%              1.40%
highest**                              TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   3.74%             19.42%             26.03%
highest***                            TO 13.66%          to 19.84%          to 26.32%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                  SMALL CAP
                                                                OPPORTUNITIES
                                                                 CLASS A (9)
                                                                     2005
                                                              -----------------
Units, beginning of period                                                    0
Units issued                                                            249,988
Units redeemed                                                          -47,797
                                                              -----------------

Units, end of period                                                    202,191
                                                              =================

Unit value                                                    $       22.560857
                                                                  TO $22.771450

Net assets, end of period                                     $       4,587,047

Investment income ratio*                                                   0.00%

Expense ratio, lowest to                                                   1.40%
highest**                                                               TO 1.75%

Total return, lowest to                                                   16.09%
highest***                                                             TO 16.36%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            SMALL CAP OPPORTUNITIES CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period              115,062             39,383                  0
Units issued                            379,464            200,028             40,737
Units redeemed                         (125,153)          (124,349)            (1,354)
                                   ------------       ------------       ------------

Units, end of period                    369,373            115,062             39,383
                                   ============       ============       ============

Unit value                         $  22.471750       $  21.306957       $  17.280544
                                  TO $22.741820      to $21.430956      to $17.320262

Net assets, end of period          $  8,363,315       $  2,460,629       $    681,815

Investment income ratio*                   0.00%              0.07%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   (1.99%)            23.30%             38.24%
highest***                              TO 6.12%          to 23.73%          to 38.56%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                SPECIAL VALUE CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period               46,450              7,099                  0
Units issued                             14,436             53,891              7,820
Units redeemed                          (18,450)           (14,540)              (721)
                                   ------------       ------------       ------------

Units, end of period                     42,436             46,450              7,099
                                   ============       ============       ============

Unit value                         $  18.999575       $  18.409773       $  15.619575
                                  TO $19.227962      to $18.516944      to $15.655498

Net assets, end of period          $    811,017       $    857,119       $    110,945

Investment income ratio*                  0.00%              0.00%              0.00%

Expense ratio, lowest to                  1.40%              1.40%              1.40%
highest**                              TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                  (0.32%)            17.86%             24.96%
highest***                             TO 3.84%          to 18.28%          to 25.24%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                REAL RETURN BOND CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period              894,589            326,511                  0
Units issued                            621,531          1,236,896            398,437
Units redeemed                         (325,733)          (668,818)           (71,926)
                                   ------------       ------------       ------------

Units, end of period                  1,190,387            894,589            326,511
                                   ============       ============       ============

Unit value                         $  13.724802       $  13.835619       $  12.950068
                                  TO $13.889907      to $13.916239      to $12.979916

Net assets, end of period          $ 16,444,746       $ 12,407,009       $  4,232,489

Investment income ratio*                   0.12%              0.25%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            AMERICAN INTERNATIONAL CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period            1,125,300            210,684                  0
Units issued                          1,629,444          1,452,438            229,751
Units redeemed                         (210,568)          (537,822)           (19,067)
                                   ------------       ------------       ------------

Units, end of period                  2,544,176          1,125,300            210,684
                                   ============       ============       ============

Unit value                         $  22.764307       $  19.216554       $  16.469766
                                  TO $23.037853      to $19.328401      to $16.507632

Net assets, end of period          $ 58,260,081       $ 21,677,699       $  3,473,863

Investment income ratio*                   0.46%              0.33%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                   14.04              16.68%             31.76%
highest***                             TO 19.19%          to 17.09%          to 32.06%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                               AMERICAN GROWTH CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period            2,974,923            880,811                  0
Units issued                          3,150,000          3,757,789            949,200
Units redeemed                         (375,130)        (1,663,677)           (68,389)
                                   ------------       ------------       ------------

Units, end of period                  5,749,793          2,974,923            880,811
                                   ============       ============       ============

Unit value                         $  18.978428       $  16.752296       $  15.234022
                                  TO $19.206559      to $16.849842      to $15.269062

Net assets, end of period          $109,808,347       $ 49,974,517       $ 13,433,461

Investment income ratio*                   0.00%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                    6.62%              9.97%             21.87%
highest***                             TO 13.99%          to 10.35%          to 22.15%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                     AMERICAN BLUE-CHIP INCOME & GROWTH CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period            1,052,179            527,438                  0
Units issued                            159,463          1,078,563            533,054
Units redeemed                         (140,902)          (553,822)            (5,616)
                                   ------------       ------------       ------------

Units, end of period                  1,070,740          1,052,179            527,438
                                   ============       ============       ============

Unit value                         $ 17.111,302       $  16.367906       $  15.263668
                                  TO $17.317033      to $16.463226      to $15.298774

Net assets, end of period          $ 18,446,369       $ 17,269,068       $  8,058,295

Investment income ratio*                   0.04%              0.00%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                    1.90%              7.23%             22.11%
highest***                              TO 5.19%           to 7.61%          to 22.39%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            AMERICAN GROWTH-INCOME CLASS B (8)
                                   --------------------------------------------------
                                           2005               2004               2003
                                   ------------       ------------       ------------
Units, beginning of period            2,374,021            609,300                  0
Units issued                          3,168,544          2,940,765            631,909
Units redeemed                         (169,503)        (1,176,044)           (22,609)
                                   ------------       ------------       ------------

Units, end of period                  5,373,062          2,374,021            609,300
                                   ============       ============       ============

Unit value                         $  17.097220       $  16.568595       $  15.352637
                                  TO $17.302782      to $16.665076      to $15.387946

Net assets, end of period          $ 92,410,245       $ 39,432,273       $  9,364,312

Investment income ratio*                   0.31%              0.22%              0.00%

Expense ratio, lowest to                   1.40%              1.40%              1.40%
highest**                               TO 1.85%           to 1.75%           to 1.75%

Total return, lowest to                    1.45%              7.92%             22.82%
highest***                              TO 3.83%           to 8.30%          to 23.10%

----------
(8) Commencement of Operations, May 5, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

  6. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             AMERICAN BOND FUND
                                                                         B (10)
                                                                           2005
                                                             ------------------

Units, beginning of period                                                   0
Units issued                                                         1,830,095
Units redeemed                                                         (20,298)
                                                             ------------------

Units, end of period                                                 1,809,797
                                                             ==================

Unit value                                                   $       12.394769
                                                                 TO $12.417864

Net assets, end of period                                    $      22,448,113

Investment income ratio*                                                  0.00%

Expense ratio, lowest to                                                  1.40%
highest**                                                              TO 1.85%

Total return, lowest to                                                  (0.84%)
highest***                                                            TO (0.66%)

----------
(10) Commencement of Operations, August 1, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                          AMERICAN CENTURY -- SMALL COMPANY (11)
                                          --------------------------------------
                                                  2005                      2004
                                          ------------            --------------

Units, beginning of period                       4,425                         0
Units issued                                    34,189                     9,156
Units redeemed                                  (6,326)                   (4,731)
                                          ------------              ------------

Units, end of period                            32,288                     4,425
                                          ============              ============

Unit value                                $  15.633809              $  15.034643
                                         TO $15.750987             to $15.069552

Net assets, end of period                 $    507,868              $     66,667

Investment income ratio*                          0.00%                     0.00%

Expense ratio, lowest to                          1.40%                     1.40%
highest**                                      TO 1.85%                  to 1.75%

Total return, lowest to                          (3.06%)                   20.28%
highest***                                     TO 4.52%                 to 20.56%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   PIMCO VIT ALL ASSET (11)
                                             ---------------------------------
                                                     2005                 2004
                                             ------------         ------------
Units, beginning of period                        159,837                    0
Units issued                                      260,629              219,828
Units redeemed                                    (44,364)             (59,991)
                                             ------------         ------------

Units, end of period                              376,102              159,837
                                             ============         ============

Unit value                                   $  14.383990         $  13.839396
                                            TO $14.491842        to $13.871539

Net assets, end of period                    $  5,434,732         $  2,215,436

Investment income ratio*                             4.34%                5.87%

Expense ratio, lowest to                             1.40%                1.40%
highest**                                         TO 1.85%             to 1.75%

Total return, lowest to                              1.39%               10.72%
highest***                                        TO 4.47%            to 10.97%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    LMFC CORE EQUITY (11)
                                             ---------------------------------
                                                     2005                 2004
                                             ------------         ------------
Units, beginning of period                        127,662                    0
Units issued                                      290,544              206,817
Units redeemed                                    (58,106)             (79,155)
                                             ------------         ------------

Units, end of period                              360,100              127,662
                                             ============         ============

Unit value                                   $  14.575546         $  14.046138
                                            TO $14.684818        to $14.078764

Net assets, end of period                    $  5,273,370         $  1,795,258

Investment income ratio*                             0.00%                0.00%

Expense ratio, lowest to                             1.40%                1.40%
highest**                                         TO 1.85%             to 1.75%

Total return, lowest to                              2.92%               12.37%
highest***                                        TO 4.30%            to 12.63%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    PIM CLASSIC VALUE (11)
                                             ---------------------------------
                                                     2005                 2004
                                             ------------         ------------
Units, beginning of period                         55,151                    0
Units issued                                       71,845               81,795
Units redeemed                                    (40,714)             (26,644)
                                             ------------         ------------

Units, end of period                               86,282               55,151
                                             ============         ============

Unit value                                   $  14.719380         $  13.736322
                                            TO $14.829719        to $13.768228

Net assets, end of period                    $  1,274,094         $    758,191

Investment income ratio*                             0.42%                0.27%

Expense ratio, lowest to                             1.40%                1.40%
highest**                                         TO 1.85%             to 1.75%

Total return, lowest to                              3.37%                9.89%
highest***                                        TO 7.71%            to 10.15%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  QUANTITATIVE VALUE (11)
                                             ---------------------------------
                                                     2005                 2004
                                             ------------         ------------
Units, beginning of period                          7,418                    0
Units issued                                       22,736               12,553
Units redeemed                                    (22,178)              (5,135)
                                             ------------         ------------

Units, end of period                                7,976                7,418
                                             ============         ============

Unit value                                   $  15.470041         $  14.490955
                                            TO $15.585986        to $14.524617

Net assets, end of period                    $    123,912         $    107,718

Investment income ratio*                             0.00%                0.00%

Expense ratio, lowest to                             1.40%                1.40%
highest**                                         TO 1.85%             to 1.75%

Total return, lowest to                              2.05%               15.93%
highest***                                        TO 7.31%            to 16.20%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                              US GLOBAL LEADERS
                                                             GROWTH CLASS A (9)
                                                                           2005
                                                             ------------------
Units, beginning of period                                                    0
Units issued                                                            167,284
Units redeemed                                                          (37,898)
                                                             ------------------

Units, end of period                                                    129,386
                                                             ==================

Unit value                                                    $       12.929410
                                                                  TO $13.004745

Net assets, end of period                                     $       1,674,225

Investment income ratio*                                                   0.11%

Expense ratio, lowest to                                                   1.40%
highest**                                                               TO 1.75%

Total return, lowest to                                                    8.04%
highest***                                                              TO 8.29%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           US GLOBAL LEADERS GROWTH CLASS B (11)
                                           -------------------------------------
                                                     2005                   2004
                                           --------------         --------------
Units, beginning of period                         45,080                      0
Units issued                                      345,951                 68,438
Units redeemed                                    (38,365)               (23,358)
                                             ------------         --------------

Units, end of period                              352,666                 45,080
                                             ============         ==============

Unit value                                   $  12.921319           $  13.058147
                                            TO $13.018201          to $13.088477

Net assets, end of period                    $  4,576,232           $    589,049

Investment income ratio*                             0.00%                  0.47%

Expense ratio, lowest to                             1.40%                  1.40%
highest**                                         TO 1.85%               to 1.75%

Total return, lowest to                             (0.88%)                 4.47%
highest***                                       TO (0.53%)              to 4.71%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                    JOHN HANCOCK STRATEGIC INCOME CLASS B (11)
                                   -------------------------------------------
                                             2005                         2004
                                   --------------                 ------------
Units, beginning of period                 55,392                            0
Units issued                               77,692                       79,586
Units redeemed                             (5,792)                     (24,194)
                                   --------------                 ------------

Units, end of period                      127,292                       55,392
                                   ==============                 ============

Unit value                           $  13.460229                 $  13.451607
                                    TO $13.561164                to $13.482843

Net assets, end of period            $  1,718,510                 $    745,537

Investment income ratio*                     4.43%                        1.87%

Expense ratio, lowest to                     1.40%                        1.40%
highest**                                 TO 1.85%                     to 1.75%

Total return, lowest to                      0.23%                        7.61%
highest***                                TO 0.73%                     to 7.86%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                       JOHN HANCOCK INTERNATIONAL EQUITY INDEX
                                                  CLASS A (11), (12)
                                       ---------------------------------------
                                                2005                      2004
                                       -------------               -----------
Units, beginning of period                    68,618                         0
Units issued                                  26,727                    92,357
Units redeemed                               (30,701)                  (23,739)
                                       -------------               -----------

Units, end of period                          64,644                    68,618
                                       =============               ===========

Unit value                               $ 16.770985               $ 14.634965
                                       TO $16.868674             to $14.668950

Net assets, end of period                $ 1,087,074               $ 1,005,640

Investment income ratio*                        0.94%                     0.48%

Expense ratio, lowest to                        1.40%                     1.40%
highest**                                    TO 1.75%                  to 1.75%

Total return, lowest to                        14.60%                    17.08%
highest***                                  TO 15.00%                 to 17.35%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

(12) On April 29, 2005, the John Hancock VST International Equity Index Class A sub-account was renamed John Hancock International Equity Index Class A through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                       JOHN HANCOCK INTERNATIONAL EQUITY INDEX
                                                   CLASS B (11), (12)
                                       ---------------------------------------
                                                2005                      2004
                                       -------------               -----------
Units, beginning of period                   166,499                         0
Units issued                                  54,066                   267,314
Units redeemed                               (36,958)                 (100,815)
                                       -------------               -----------

Units, end of period                         183,607                   166,499
                                       =============               ===========

Unit value                               $ 16.684842               $ 14.611687
                                       TO $16.809895             to $16.645623

Net assets, end of period                $ 3,077,328               $ 2,435,767

Investment income ratio*                        0.71%                     0.38%

Expense ratio, lowest to                        1.40%                     1.40%
highest**                                    TO 1.85%                  to 1.75%

Total return, lowest to                        11.46%                    16.89%
highest***                                  TO 14.78%                 to 17.17%

----------
(11) Commencement of Operations, May 3, 2004, through a vote of the Board of Directors.

(12) On April 29, 2005, the John Hancock VST International Equity Index Class B sub-account was renamed John Hancock International Equity Index Class B through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.      CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                             CGTC
                                    ACTIVE BOND       ACTIVE BOND          OVERSEAS
                                      CLASS              CLASS           EQUITY CLASS
                                       A(9)               B(9)                B(9)
                                   ------------       ------------       ------------
                                           2005               2005               2005
                                   ------------       ------------       ------------
Units, beginning of period                    0                  0                  0
Units issued                            924,144          5,312,973             22,406
Units redeemed                         (110,877)          (275,284)           (11,197)
                                   ------------       ------------       ------------

Units, end of period                    813,267          5,037,689             11,209
                                   ============       ============       ============

Unit value                         $  12.550821       $  12.529493       $  15.114728
                                  TO $12.580342      TO $12.567393      TO $15.159827

Net assets, end of period          $ 10,219,386       $ 63,215,160       $    169,740

Investment income ratio*                   0.00%              0.00%              0.00%

                                           1.40%              1.40%              1.40%
Expense ratio, lowest to highest**      TO 1.75%           TO 1.85%           TO 1.85%

                                           0.41%             (0.13%)            15.28%
Total return, lowest to highest***      TO 0.64%           TO 0.54%          TO 21.28%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.      CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                       INDEPENDENCE                 MARISCO
                                      INVESTMENT LLC              INTERNATIONAL            T ROWE PRICE MID
                                     SMALL CAP CLASS           OPPORTUNITIES CLASS            VALUE CLASS
                                           B(9)                       B(9)                        B(9)
                                   --------------------       --------------------       --------------------
                                                   2005                       2005                       2005
                                   --------------------       --------------------       --------------------
Units, beginning of period                            0                          0                          0
Units issued                                      4,248                     53,355                     13,734
Units redeemed                                       (0)                   (14,247)                      (295)
                                   --------------------       --------------------       --------------------

Units, end of period                              4,248                     39,108                     13,439
                                   ====================       ====================       ====================

Unit value                         $          14.125877       $          15.321220       $          13.940107
                                          TO $15.707275              TO $15.366928              TO $13.981733

Net assets, end of period          $             60,199       $            600,678       $            187,574

Investment income ratio*                           0.00%                      0.00%                      0.00%

                                                   1.40%                      1.40%                      1.40%
Expense ratio, lowest to highest**              TO 1.85%                   TO 1.85%                   TO 1.85%

                                                  (0.08%)                    17.57%                      1.41%
Total return, lowest to highest***             TO 13.34%                  TO 22.94%                  TO 11.85%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.      CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                       UBS LARGE CAP           US HIGH YIELD BOND
                                         CLASS B(9)                 CLASS B(9)
                                   --------------------       --------------------
                                                   2005                       2005
                                   --------------------       --------------------
Units, beginning of period                            0                          0
Units issued                                      7,331                      5,259
Units redeemed                                       (0)                       (20)
                                   --------------------       --------------------


Units, end of period                              7,331                      5,239
                                   ====================       ====================

Unit value                         $          13.753296       $          12.841547
                                          TO $15.292986              TO $12.879916

Net assets, end of period          $            101,085       $             67,344

Investment income ratio*                           0.00%                      0.00%

                                                   1.40%                      1.40%
Expense ratio, lowest to highest**              TO 1.85%                   TO 1.85%


                                                   2.72%                      0.15%
Total return, lowest to highest***             TO 10.35%                   TO 3.04%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.      CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                WELLINGTON SMALL
                                     WELLINGTON SMALL            CAP VALUE CLASS          WELLS CAPITAL CORE
                                    CAP GROWTH CLASS B                B(9)                  BOND CLASS B(9)
                                   --------------------       --------------------       --------------------
                                                   2005                       2005                       2005
                                   --------------------       --------------------       --------------------
Units, beginning of period                            0                          0                          0
Units issued                                     30,763                     65,806                      7,749
Units redeemed                                     (533)                    (7,691)                      (963)
                                   --------------------       --------------------       --------------------


Units, end of period                             30,230                     58,115                      6,786
                                   ====================       ====================       ====================


Unit value                         $          15.779928       $          14.215428       $          12.446319
                                          TO $15.826987              TO $14.257858              TO $12.483504

Net assets, end of period          $            477,956       $            827,472       $             84,516

Investment income ratio*                           0.00%                      0.00%                      0.00%

                                                   1.40%                      1.40%                      1.40%
Expense ratio, lowest to highest**              TO 1.85%                   TO 1.85%                   TO 1.85%

                                                   7.70%                     (2.00%)                    (0.46%)
Total return, lowest to highest***             TO 26.62%                  TO 14.06%                  TO (0.13%)

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                     GREAT COMPANIES OF AMERICA CLASS B (14),(13)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                        1,015                          0
Units issued                                          0                      3,879
Units redeemed                                   (1,015)                    (2,864)
                                   --------------------       --------------------

Units, end of period                                  0                      1,015
                                   ====================       ====================

Unit value                         $          13.451257       $          13.914235
                                          TO $13.533248              to $13.983093

Net assets, end of period          $                  0       $             14,186

Investment income ratio*                           0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
  highest**                                     TO 1.75%                   to 1.75%

Total return, lowest to                           (3.33%)                     0.03%
  highest***                                   TO (3.22%)                  to 0.39%

----------
(14) Commencement of Operations, August 4, 2003, through a vote of the Board of Directors.

(13) On April 29, 2005 Great Companies of America Class B sub-account ceased operations through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            SCUDDER 21ST CENTURY GROWTH CLASS B (15),(16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       40,587                     24,147                          0
Units issued                                      1,038                     20,416                     24,149
Units redeemed                                  (41,625)                    (3,976)                        (2)
                                   --------------------       --------------------       --------------------

Units, end of period                                  0                     40,587                     24,147
                                   ====================       ====================       ====================

Unit value                         $          17.327319       $          19.014715       $          17.497738
                                          TO $17.483253              to $19.163946              to $17.573287

Net assets, end of period          $                  0       $            773,942       $            422,989

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.75%                   to 1.75%                   to 1.75%

Total return, lowest to                           (8.87%)                     8.67%                     28.13%
  highest***                                   TO (8.77%)                  to 9.05%                  to 28.58%

----------
(15) On April 29, 2005 Scudder 21st Century Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       SCUDDER CAPITAL GROWTH CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       82,797                     44,585                          0
Units issued                                    248,627                     62,895                     44,747
Units redeemed                                  (42,525)                   (24,683)                      (162)
                                   --------------------       --------------------       --------------------

Units, end of period                            288,899                     82,797                     44,585
                                   ====================       ====================       ====================

Unit value                         $          19.078380       $          17.949036       $          16.983475
                                          TO $19.357786              to $18.089923              to $17.056831

Net assets, end of period          $          5,559,174       $          1,490,532       $            758,256

Investment income ratio*                           0.22%                      0.15%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            1.77%                      5.69%                     24.32%
  highest***                                    TO 7.01%                   to 6.06%                  to 24.76%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER GLOBAL DISCOVERY CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       50,931                     19,562                          0
Units issued                                     39,882                     34,208                     19,778
Units redeemed                                   (7,016)                    (2,839)                      (216)
                                   --------------------       --------------------       --------------------

Units, end of period                             83,797                     50,931                     19,562
                                   ====================       ====================       ====================

Unit value                         $          29.288984       $          25.326207       $          20.934012
                                          TO $29.717774              to $25.524943              to $21.024402

Net assets, end of period          $          2,476,652       $          1,294,337       $            409,989

Investment income ratio*                           0.30%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            7.64%                     20.98%                     46.19%
  highest***                                   TO 16.43%                  to 21.41%                  to 46.70%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER GROWTH & INCOME CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      166,423                     56,792                          0
Units issued                                     78,829                    139,148                     57,744
Units redeemed                                  (37,190)                   (29,517)                      (952)
                                   --------------------       --------------------       --------------------

Units, end of period                            208,062                    166,423                     56,792
                                   ====================       ====================       ====================

Unit value                         $          18.982819       $          18.328733       $          16.991407
                                          TO $19.260813              to $18.472602              to $17.064795

Net assets, end of period          $          3,982,904       $          3,061,192       $            966,910

Investment income ratio*                           0.78%                      0.41%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            1.64%                      7.87%                     24.35%
  highest***                                    TO 4.27%                   to 8.25%                  to 24.79%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER HEALTH SCIENCES CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      133,712                     69,472                          0
Units issued                                     25,708                     83,463                     80,653
Units redeemed                                  (15,143)                   (19,223)                   (11,181)
                                   --------------------       --------------------       --------------------

Units, end of period                            144,277                    133,712                     69,472
                                   ====================       ====================       ====================

Unit value                         $          19.353561       $          18.284227       $          17.045590
                                          TO $19.637063              to $18.427791              to $17.119230

Net assets, end of period          $          2,812,643       $          2,451,554       $          1,185,576

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.31%                      7.27%                     30.90%
  highest***                                    TO 6.56%                   to 7.64%                  to 31.36%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       SCUDDER INTERNATIONAL CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      189,859                     73,452                          0
Units issued                                     22,639                    135,459                     74,675
Units redeemed                                  (40,659)                   (19,052)                    (1,223)
                                   --------------------       --------------------       --------------------

Units, end of period                            171,839                    189,859                     73,452
                                   ====================       ====================       ====================

Unit value                         $          21.626894       $          19.080228       $          16.704896
                                          TO $21.943639              to $19.230024              to $16.777081

Net assets, end of period          $          3,746,485       $          3,633,511       $          1,228,531

Investment income ratio*                           1.38%                      0.83%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           10.68%                     14.22%                     25.31%
  highest***                                   TO 14.11%                  to 14.62%                  to 25.75%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER MID CAP GROWTH CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       66,517                     37,177                          0
Units issued                                      8,291                     30,174                     37,290
Units redeemed                                      (14)                      (834)                      (113)
                                   --------------------       --------------------       --------------------

Units, end of period                             61,281                     66,517                     37,177
                                   ====================       ====================       ====================

Unit value                         $          22.070475       $          19.652052       $          19.303275
                                          TO $22.393659              to $19.806314              to $19.386626

Net assets, end of period          $          1,362,952       $          1,310,950       $            718,333

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            2.24%                      1.81%                     31.12%
  highest***                                   TO 13.06%                   to 2.16%                  to 31.58%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

(21) On October 28, 2005 Scudder Aggressive Growth- B was renamed Scudder Mid Cap Growth-B through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                         SCUDDER BLUE CHIP CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      215,607                    103,710                          0
Units issued                                     21,415                    134,481                    104,100
Units redeemed                                  (21,703)                   (22,584)                      (390)
                                   --------------------       --------------------       --------------------

Units, end of period                            215,319                    215,607                    103,710
                                   ====================       ====================       ====================

Unit value                         $          20.471992       $          19.054942       $          16.781810
                                          TO $20.771752              to $19.204489              to $16.854301

Net assets, end of period          $          4,444,586       $          4,122,031       $          1,743,045

Investment income ratio*                           0.57%                      0.21%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            3.55%                     13.55%                     24.57%
  highest***                                    TO 8.16%                  to 13.94%                  to 25.00%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER CONTRARIAN VALUE CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      256,127                     86,252                          0
Units issued                                     20,956                    273,818                     87,425
Units redeemed                                  (41,272)                  (103,943)                    (1,173)
                                   --------------------       --------------------       --------------------

Units, end of period                            235,811                    256,127                     86,252
                                   ====================       ====================       ====================

Unit value                         $          18.764823       $          19.585824       $          18.178471
                                          TO $19.772644              to $19.739537              to $18.256976

Net assets, end of period          $          4,640,019       $          5,038,196       $          1,570,328

Investment income ratio*                           1.49%                      1.10%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
  highest**                                     TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.18%)                     7.74%                     29.90%
  highest***                                    TO 0.43%                   to 8.12%                  to 30.35%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     SCUDDER GLOBAL BLUE CHIP CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       72,664                     34,648                          0
Units issued                                     35,871                     40,834                     34,799
Units redeemed                                  (11,361)                    (2,818)                      (151)
                                   --------------------       --------------------       --------------------

Units, end of period                             97,174                     72,664                     34,648
                                   ====================       ====================       ====================

Unit value                         $          23.258313       $          19.383563       $          17.253759
                                          TO $23.598886              to $19.535703              to $17.328288

Net assets, end of period          $          2,275,951       $          1,412,893       $            598,704

Investment income ratio*                           0.00%                      0.56%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           13.19%                     12.34%                     26.73%
highest***                                     TO 20.80%                  to 12.74%                  to 27.17%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SCUDDER GOVERNMENT SECURITIES CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      281,888                    198,686                          0
Units issued                                     24,744                    155,613                    212,038
Units redeemed                                  (27,168)                   (72,411)                   (13,352)
                                   --------------------       --------------------       --------------------

Units, end of period                            279,464                    281,888                    198,686
                                   ====================       ====================       ====================

Unit value                         $          12.830117       $          12.811320       $          12.614422
                                          TO $13.018135              to $12.911981              to $12.668989

Net assets, end of period          $          3,610,161       $          3,620,271       $          2,510,169

Investment income ratio*                           3.64%                      2.43%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.29%                      1.56%                      0.06%
highest***                                      TO 0.82%                   to 1.92%                   to 0.41%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        SCUDDER GROWTH CLASS B (17), (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       80,323                     23,637                          0
Units issued                                      4,170                     59,167                     29,885
Units redeemed                                  (84,493)                    (2,481)                    (6,248)
                                   --------------------       --------------------       --------------------

Units, end of period                                  0                     80,323                     23,637
                                   ====================       ====================       ====================

Unit value                         $          16.517457       $          17.168653       $          16.676269
                                          TO $16.666139              to $17.303433              to $16.748311

Net assets, end of period          $                  0       $          1,384,772       $            394,873

Investment income ratio*                           0.45%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.75%                   to 1.75%                   to 1.75%

Total return, lowest to                           (3.79%)                     2.95%                     22.04%
highest***                                     TO (3.68%)                  to 3.31%                  to 22.47%

----------
(17) On April 29, 2005 Scudder Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        SCUDDER HIGH INCOME CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      237,054                    118,662                          0
Units issued                                     16,781                    128,525                    129,702
Units redeemed                                  (49,191)                   (10,133)                   (11,040)
                                   --------------------       --------------------       --------------------

Units, end of period                            204,644                    237,054                    118,662
                                   ====================       ====================       ====================

Unit value                         $          18.066554       $          17.835344       $          16.194935
                                          TO $18.331196              to $17.975333              to $16.264897

Net assets, end of period          $          3,725,968       $          4,239,624       $          1,924,212

Investment income ratio*                           9.85%                      5.48%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.07%                     10.13%                     21.99%
highest***                                      TO 1.98%                  to 10.52%                  to 22.42%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                SCUDDER INTERNATIONAL SELECT EQUITY CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      123,269                     42,573                          0
Units issued                                     82,943                     89,039                     58,068
Units redeemed                                  (54,564)                    (8,343)                   (15,495)
                                   --------------------       --------------------       --------------------

Units, end of period                            151,648                    123,269                     42,573
                                   ====================       ====================       ====================

Unit value                         $          22.265628       $          19.940046       $          17.220976
                                          TO $22.591678              to $20.096540              to $17.295376

Net assets, end of period          $          3,400,470       $          2,464,053       $            734,032

Investment income ratio*                           2.22%                      0.53%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            9.59%                     15.79%                     27.18%
highest***                                     TO 12.42%                  to 16.20%                  to 27.63%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                        SCUDDER FIXED INCOME CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      573,304                    227,557                          0
Units issued                                     64,429                    424,506                    236,035
Units redeemed                                  (71,179)                   (78,759)                    (8,478)
                                   --------------------       --------------------       --------------------

Units, end of period                            566,554                    573,304                    227,557
                                   ====================       ====================       ====================

Unit value                         $          13.289591       $          13.320708       $          13.022287
                                          TO $13.484372              to $13.425361              to $13.078606

Net assets, end of period          $          7,593,395       $          7,664,090       $          2,966,876

Investment income ratio*                           2.96%                      2.24%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.52%)                     2.29%                      2.94%
highest***                                      TO 0.44%                   to 2.65%                   to 3.30%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       SCUDDER MONEY MARKET CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      192,704                    326,100                          0
Units issued                                    838,633                    693,804                    641,359
Units redeemed                                 (726,392)                  (827,200)                  (315,259)
                                   --------------------       --------------------       --------------------

Units, end of period                            304,945                    192,704                    326,100
                                   ====================       ====================       ====================

Unit value                         $          12.208303       $          12.167892       $          12.318541
                                          TO $12.387191              to $12.263477              to $12.371821

Net assets, end of period          $          3,737,984       $          2,350,540       $          4,022,938

Investment income ratio*                           2.49%                      0.50%                      0.18%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.48%                     (1.22%)                    (1.32%)
highest***                                      TO 1.01%                  to (0.88%)                 to (0.98%)

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     SCUDDER SMALL CAP GROWTH CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      143,776                     77,667                          0
Units issued                                     56,619                     77,997                     77,712
Units redeemed                                  (29,937)                   (11,888)                       (45)
                                   --------------------       --------------------       --------------------

Units, end of period                            170,458                    143,776                     77,667
                                   ====================       ====================       ====================

Unit value                         $          21.052554       $          20.136865       $          18.539241
                                          TO $21.360822              to $20.294917              to $18.619291

Net assets, end of period          $          3,614,806       $          2,902,789       $          1,441,627

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.25%)                     8.62%                     30.22%
highest***                                      TO 5.25%                   to 9.00%                  to 30.67%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     SCUDDER TECHNOLOGY GROWTH CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       68,350                     41,640                          0
Units issued                                     17,928                     40,484                     56,422
Units redeemed                                  (11,054)                   (13,774)                   (14,782)
                                   --------------------       --------------------       --------------------

Units, end of period                             75,224                     68,350                     41,640
                                   ====================       ====================       ====================

Unit value                         $          22.764327       $          22.504751       $          22.569782
                                          TO $23.097629              to $22.681308              to $22.667138

Net assets, end of period          $          1,724,406       $          1,542,392       $            941,199

Investment income ratio*                           0.12%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            1.48%                     (0.29%)                    43.65%
highest***                                      TO 3.26%                   to 0.06%                  to 44.15%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       SCUDDER TOTAL RETURN CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      206,418                    160,427                          0
Units issued                                     15,799                    120,727                    176,989
Units redeemed                                  (50,394)                   (74,736)                   (16,562)
                                   --------------------       --------------------       --------------------

Units, end of period                            171,823                    206,418                    160,427
                                   ====================       ====================       ====================

Unit value                         $          16.191319       $          15.909138       $          15.221981
                                          TO $16.428509              to $16.034061              to $15.287760

Net assets, end of period          $          2,805,392       $          3,298,369       $          2,445,965

Investment income ratio*                           2.30%                      1.09%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.19%                      4.51%                     15.52%
highest***                                      TO 2.46%                   to 4.88%                  to 15.92%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    SCUDDER DAVIS VENTURE VALUE CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      333,069                    137,420                          0
Units issued                                     55,954                    226,635                    138,669
Units redeemed                                  (22,087)                   (30,986)                    (1,249)
                                   --------------------       --------------------       --------------------

Units, end of period                            366,936                    333,069                    137,420
                                   ====================       ====================       ====================

Unit value                         $          20.991640       $          19.619668       $          17.920836
                                          TO $21.299051              to $19.773687              to $17.998252

Net assets, end of period          $          7,753,714       $          6,548,863       $          2,465,042

Investment income ratio*                           0.37%                      0.03%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            4.59%                      9.48%                     27.18%
highest***                                      TO 7.71%                   to 9.86%                  to 27.62%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                            SCUDDER DREMAN FINANCIAL SERVICES CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       83,662                     41,361                          0
Units issued                                     15,759                     66,801                     52,343
Units redeemed                                  (12,325)                   (24,500)                   (10,982)
                                   --------------------       --------------------       --------------------

Units, end of period                             87,096                     83,662                     41,361
                                   ====================       ====================       ====================

Unit value                         $          19.573778       $          20.074692       $          18.323217
                                          TO $19.860443              to $20.232247              to $18.402350

Net assets, end of period          $          1,716,489       $          1,684,468       $            758,708

Investment income ratio*                           1.53%                      1.04%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (2.18%)                     9.56%                     25.51%
highest***                                      TO 2.30%                   to 9.94%                  to 25.95%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 SCUDDER DREMAN HIGH RETURN EQUITY CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      323,623                    161,686                          0
Units issued                                     66,875                    198,182                    162,277
Units redeemed                                  (21,069)                   (36,245)                      (591)
                                   --------------------       --------------------       --------------------

Units, end of period                            369,429                    323,623                    161,686
                                   ====================       ====================       ====================

Unit value                         $          22.124863       $          21.008499       $          18.816193
                                          TO $22.448813              to $21.173358              to $18.897440

Net assets, end of period          $          8,238,139       $          6,820,754       $          3,046,818

Investment income ratio*                           1.34%                      1.06%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            1.89%                     11.65%                     29.21%
highest***                                      TO 6.02%                  to 12.04%                  to 29.66%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)


6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SCUDDER DREMAN SMALL CAP VALUE CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      215,733                     90,420                          0
Units issued                                     33,836                    142,630                     92,177
Units redeemed                                  (16,854)                   (17,317)                    (1,757)
                                   --------------------       --------------------       --------------------

Units, end of period                            232,715                    215,733                     90,420
                                   ====================       ====================       ====================

Unit value                         $          25.188897       $          23.423980       $          18.991183
                                          TO $25.557673              to $23.607763              to $19.073169

Net assets, end of period          $          5,911,775       $          5,070,920       $          1,719,589

Investment income ratio*                           0.36%                      0.36%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.23%)                    23.34%                     39.19%
highest***                                      TO 8.26%                  to 23.77%                  to 39.68%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                       SCUDDER EAGLE FOCUSED LARGE CAP GROWTH CLASS B (18),(16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      175,414                     71,797                          0
Units issued                                      7,150                    122,918                     72,219
Units redeemed                                 (182,564)                   (19,301)                      (422)
                                   --------------------       --------------------       --------------------

Units, end of period                                  0                    175,414                     71,797
                                   ====================       ====================       ====================

Unit value                         $          15.443188       $          16.906505       $          16.949303
                                          TO $15.582211              to $17.039235              to $17.022514

Net assets, end of period          $                  0       $          2,975,891       $          1,218,562

Investment income ratio*                           0.12%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.75%                   to 1.75%                   to 1.75%

Total return, lowest to                           (8.66%)                    (0.25%)                    23.95%
highest***                                     TO (8.55%)                  to 0.10%                  to 24.39%

----------
(18) On April 29, 2005 Scudder Eagle Focused Large Cap Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 SCUDDER FOCUS VALUE & GROWTH CLASS B (19),(16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       42,785                     13,193                          0
Units issued                                      2,461                     37,358                     13,458
Units redeemed                                  (45,246)                    (7,766)                      (265)
                                   --------------------       --------------------       --------------------

Units, end of period                                  0                     42,785                     13,193
                                   ====================       ====================       ====================

Unit value                         $          18.718873       $          20.028328       $          18.377401
                                          TO $18.887335              to $20.185513              to $18.456762

Net assets, end of period          $                  0       $            860,132       $            242,804

Investment income ratio*                           0.98%                      0.33%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.75%                   to 1.75%                   to 1.75%

Total return, lowest to                           (6.54%)                     8.98%                     29.99%
highest***                                     TO (6.43%)                  to 9.37%                  to 30.45%

----------
(19) On April 29, 2005 Scudder Focus Value & Growth Class B sub-account ceased operations through a vote of the Board of Directors.

(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER INDEX 500 CLASS B (20),(16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      503,021                    162,214                          0
Units issued                                     47,788                    361,707                    163,034
Units redeemed                                 (550,809)                   (20,900)                      (820)
                                   --------------------       --------------------       --------------------

Units, end of period                                  0                    503,021                    162,214
                                   ====================       ====================       ====================

Unit value                         $          19.244313       $          18.967106       $          17.550772
                                          TO $19.500879              to $19.115976              to $17.626575

Net assets, end of period          $                  0       $          9,577,330       $          2,852,710

Investment income ratio*                           2.20%                      0.50%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.32%                      8.07%                     25.36%
highest***                                      TO 2.01%                   to 8.45%                  to 25.80%

----------
(20) On September 16, 2005 Scudder Index 500 Portfolio Class B sub-account ceased operations through a vote of the Board of Directors.

(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                             SCUDDER SALOMON AGGRESSIVE GROWTH CLASS B (16), (21)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       47,399                     13,209                          0
Units issued                                     12,681                     66,691                     13,291
Units redeemed                                  (30,164)                   (32,501)                       (82)
                                   --------------------       --------------------       --------------------

Units, end of period                             29,916                     47,399                     13,209
                                   ====================       ====================       ====================

Unit value                         $          23.235771       $          20.950593       $          19.131066
                                          TO $23.576019              to $21.115038              to $19.213671

Net assets, end of period          $            699,584       $            995,343       $            253,013

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            4.47%                      9.51%                     32.91%
highest***                                     TO 11.66%                   to 9.90%                  to 33.38%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

(21) On August 1, 2005 Scudder Invesco Dynamic Growth- B was renamed Scudder Salomon Aggressive Growth-B through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SCUDDER JANUS GROWTH & INCOME CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      113,656                     57,101                          0
Units issued                                     20,281                     63,419                     57,379
Units redeemed                                   (8,350)                    (6,864)                      (278)
                                   --------------------       --------------------       --------------------

Units, end of period                            125,587                    113,656                     57,101
                                   ====================       ====================       ====================

Unit value                         $          19.764224       $          18.061889       $          16.547138
                                          TO $20.053695              to $18.203682              to $16.618620

Net assets, end of period          $          2,502,643       $          2,060,243       $            946,372

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            5.78%                      9.15%                     21.79%
highest***                                     TO 10.16%                   to 9.54%                  to 22.22%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  SCUDDER JANUS GROWTH OPPORTUNITIES CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       23,491                     16,010                          0
Units issued                                    135,757                      7,876                     16,110
Units redeemed                                  (97,645)                      (395)                      (100)
                                   --------------------       --------------------       --------------------

Units, end of period                             61,603                     23,491                     16,010
                                   ====================       ====================       ====================

Unit value                         $          19.873037       $          18.938880       $          17.176830
                                          TO $20.164035              to $19.087533              to $17.251027

Net assets, end of period          $          1,232,684       $            446,253       $            275,431

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            2.70%                     10.26%                     24.05%
highest***                                      TO 5.64%                  to 10.65%                  to 24.49%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    SCUDDER MFS STRATEGIC VALUE CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      196,448                     64,881                          0
Units issued                                     19,199                    148,563                     65,552
Units redeemed                                  (36,134)                   (16,996)                      (671)
                                   --------------------       --------------------       --------------------

Units, end of period                            179,513                    196,448                     64,881
                                   ====================       ====================       ====================

Unit value                         $          20.200866       $          20.746697       $          17.984781
                                          TO $20.496695              to $20.909517              to $18.062460

Net assets, end of period          $          3,654,700       $          4,087,789       $          1,167,980

Investment income ratio*                           0.67%                      0.06%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (2.84%)                    15.36%                     24.16%
highest***                                     TO (1.97%)                 to 15.76%                  to 24.59%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SCUDDER OAK STRATEGIC EQUITY CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       82,385                     34,303                          0
Units issued                                     11,667                     55,711                     34,359
Units redeemed                                  (26,639)                    (7,629)                       (56)
                                   --------------------       --------------------       --------------------

Units, end of period                             67,413                     82,385                     34,303
                                   ====================       ====================       ====================

Unit value                         $          20.827632       $          22.264609       $          22.461508
                                          TO $21.132598              to $22.439299              to $22.558419

Net assets, end of period          $          1,415,760       $          1,841,505       $            771,384

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (6.15%)                    (0.88%)                    46.55%
highest***                                     TO (1.38%)                 to (0.53%)                 to 47.06%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   SCUDDER TURNER MID CAP GROWTH CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       85,375                     39,810                          0
Units issued                                    143,344                     65,477                     54,611
Units redeemed                                 (116,356)                   (19,912)                   (14,801)
                                   --------------------       --------------------       --------------------

Units, end of period                            112,363                     85,375                     39,810
                                   ====================       ====================       ====================

Unit value                         $          24.081066       $          22.098540       $          20.328105
                                          TO $24.433650              to $22.271942              to $20.415849

Net assets, end of period          $          2,725,202       $          1,891,689       $            810,157

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            4.00%                      8.71%                     45.51%
highest***                                      TO 9.71%                   to 9.09%                  to 46.02%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                       SCUDDER REAL ESTATE CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      212,491                    108,356                          0
Units issued                                     24,904                    139,501                    108,965
Units redeemed                                  (33,764)                   (35,366)                      (609)
                                   --------------------       --------------------       --------------------

Units, end of period                            203,631                    212,491                    108,356
                                   ====================       ====================       ====================

Unit value                         $          21.375304       $          19.593030       $          15.252679
                                          TO $21.632301              to $19.707109              to $15.287771

Net assets, end of period          $          4,382,802       $          4,174,495       $          1,654,071

Investment income ratio*                           2.23%                      0.60%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (3.31%)                    28.46%                     22.02%
highest***                                      TO 9.77%                  to 28.91%                  to 22.30%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      SCUDDER STRATEGIC INCOME CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      156,206                     70,909                          0
Units issued                                     35,260                    106,876                     77,482
Units redeemed                                  (18,056)                   (21,579)                    (6,573)
                                   --------------------       --------------------       --------------------

Units, end of period                            173,410                    156,206                     70,909
                                   ====================       ====================       ====================

Unit value                         $          13.487078                  13.501416       $          12.690945
                                          TO $13.649352              to $13.580089              to $12.720176

Net assets, end of period          $          2,353,863       $          2,114,027       $            900,592

Investment income ratio*                           7.67%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.34%)                     6.39%                      1.53%
highest***                                      TO 0.51%                   to 6.76%                   to 1.76%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                      SCUDDER CONSERVATIVE INCOME STRATEGY (22)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                       12,261                          0
Units issued                                    110,247                     12,261
Units redeemed                                  (27,516)                         0
                                   --------------------       --------------------

Units, end of period                             94,992                     12,261
                                   ====================       ====================

Unit value                         $          13.235200       $          13.026675
                                          TO $13.317179              to $13.043798

Net assets, end of period          $          1,260,891       $            159,805

Investment income ratio*                           0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            0.43%                      4.21%
highest***                                      TO 2.10%                   to 4.35%

----------
(22) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                        SCUDDER GROWTH & INCOME STRATEGY (22)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                      652,277                          0
Units issued                                  1,111,627                    673,476
Units redeemed                                 (133,889)                   (21,199)
                                   --------------------       --------------------

Units, end of period                          1,630,015                    652,277
                                   ====================       ====================

Unit value                         $          13.878311       $          13.461339
                                          TO $13.964281              to $13.479028

Net assets, end of period          $         22,689,775       $          8,787,589

Investment income ratio*                           0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            1.18%                      7.69%
highest***                                      TO 3.60%                   to 7.83%

----------
(22) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         SCUDDER INCOME & GROWTH STRATEGY (22)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                      148,397                          0
Units issued                                    348,192                    158,232
Units redeemed                                  (21,397)                    (9,835)
                                   --------------------       --------------------

Units, end of period                            475,192                    148,397
                                   ====================       ====================

Unit value                         $          13.559333       $          13.237796
                                          TO $13.643344              to $13.255194

Net assets, end of period          $          6,458,338       $          1,965,221

Investment income ratio*                           0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            0.77%                      5.90%
highest***                                      TO 2.93%                   to 6.04%

----------
(22) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                              SCUDDER GROWTH STRATEGY (22)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                      501,807                          0
Units issued                                  1,800,177                    502,334
Units redeemed                                 (131,665)                      (527)
                                   --------------------       --------------------

Units, end of period                          2,170,319                    501,807
                                   ====================       ====================

Unit value                         $          14.250751       $          13.697294
                                          TO $14.339023              to $13.715293

Net assets, end of period          $         31,024,783       $          6,878,261

Investment income ratio*                           0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            1.75%                      9.58%
highest***                                      TO 4.55%                   to 9.72%

----------
(22) Commencement of Operations, August 16, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                         SCUDDER TEMPLETON FOREIGN VALUE (23)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                        4,098                          0
Units issued                                      5,062                      4,226
Units redeemed                                     (178)                      (128)
                                   --------------------       --------------------

Units, end of period                              8,982                      4,098
                                   ====================       ====================

Unit value                         $          14.142673       $          13.170988
                                          TO $14.214314              to $13.176792

Net assets, end of period          $            127,267       $             53,965

Investment income ratio*                           1.01%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            7.02%                      5.37%
highest***                                      TO 7.87%                   to 5.41%

----------
(23) Commencement of Operations, November 15, 2004, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                         SCUDDER MERCURY LARGE CAP CORE (23)
                                   -----------------------------------------------
                                                   2005                       2004
                                   --------------------       --------------------
Units, beginning of period                          238                          0
Units issued                                      5,590                        238
Units redeemed                                       (2)                         0
                                   --------------------       --------------------

Units, end of period                              5,826                        238
                                   ====================       ====================

Unit value                         $          14.364779       $          12.958919
                                          TO $14.437528              to $12.964633

Net assets, end of period          $             83,841       $              3,087

Investment income ratio*                           0.03%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%

Total return, lowest to                            3.81%                      3.67%
highest***                                     TO 11.36%                   to 3.72%

----------
(23) Commencement of Operations, November 15, 2004, through a vote of the Board of Directors.

                                    SCUDDER BOND CLASS         SCUDDER EQUITY 500
                                            B (9)              INDEX CLASS B (24)
                                   --------------------       --------------------
                                                   2005                       2005
                                   --------------------       --------------------
Units, beginning of period                            0                          0
Units issued                                     12.405                    533,405
Units redeemed                                     (109)                   (57,784)
                                   --------------------       --------------------

Units, end of period                             12,296                    475,621
                                   ====================       ====================

Unit value                         $          12.509144       $          19.364052
                                          TO $12.546516              TO $19.647632

Net assets, end of period          $            154,003       $          9,288,027

Investment income ratio*                           0.00%                      0.00%

                                                   1.40%                      1.40%
Expense ratio, lowest to highest**              TO 1.85%                   TO 1.85%

                                                  (0.35%)                     0.00%
Total return, lowest to highest***              TO 0.37%                   TO 0.00%

----------
(9) Commencement of Operations, April 29, 2005, through a vote of the Board of Directors.

(24) Commencement of Operations, September 16, 2005, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     ALGER AMERICAN BALANCED CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      291,642                    134,731                          0
Units issued                                     21,646                    187,997                    135,165
Units redeemed                                  (74,521)                   (31,086)                      (434)
                                   --------------------       --------------------       --------------------

Units, end of period                            238,767                    291,642                    134,731
                                   ====================       ====================       ====================

Unit value                         $          16.203000       $          15.294784       $          14.928041
                                          TO $16.440363              to $15.414901              to $14.992568

Net assets, end of period          $          3,902,557       $          4,476,163       $          2,014,271

Investment income ratio*                           1.51%                      1.41%                      0.03%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            2.81%                      2.46%                     16.67%
highest***                                      TO 6.65%                   to 2.82%                  to 17.08%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 ALGER AMERICAN LEVERAGED ALL CAP CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       62,843                     32,854                          0
Units issued                                      3,643                     31,628                     33,162
Units redeemed                                   (7,239)                    (1,639)                      (308)
                                   --------------------       --------------------       --------------------

Units, end of period                             59,247                     62,843                     32,854
                                   ====================       ====================       ====================

Unit value                         $          19.743114       $          17.656523       $          16.652790
                                          TO $20.032247              to $17.795122              to $16.724725

Net assets, end of period          $          1,179,158       $          1,113,064       $            547,832

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            7.26%                      6.03%                     31.90%
highest***                                     TO 12.57%                   to 6.40%                  to 32.37%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  CREDIT SUISSE EMERGING MARKETS CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       58,338                     27,400                          0
Units issued                                     24,065                     36,779                     28,752
Units redeemed                                   (8,676)                    (5,841)                    (1,352)
                                   --------------------       --------------------       --------------------

Units, end of period                             73,727                     58,338                     27,400
                                   ====================       ====================       ====================

Unit value                         $          28.802050       $          22.983543       $          18.722477
                                          TO $29.223626              to $23.163871              to $18.803321

Net assets, end of period          $          2,137,652       $          1,343,843       $            513,741

Investment income ratio*                           0.79%                      0.34%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           16.23%                     22.76%                     40.40%
highest***                                     TO 26.16%                  to 23.19%                  to 40.89%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                               CREDIT SUISSE GLOBAL POST VENTURE CAPITAL CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       15,640                      8,663                          0
Units issued                                      2,861                     10,103                      8,663
Units redeemed                                   (1,102)                    (3,126)                         0
                                   --------------------       --------------------       --------------------

Units, end of period                             17,399                     15,640                      8,663
                                   ====================       ====================       ====================

Unit value                         $          25.933056       $          22.794792       $          19.661271
                                          TO $26.312726              to $22.973662              to $19.746145

Net assets, end of period          $            454,718       $            357,720       $            170,572

Investment income ratio*                           0.00%                      0.00%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            4.89%                     15.94%                     45.10%
highest***                                     TO 14.53%                  to 16.35%                  to 45.61%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                              DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       27,258                      9,317                          0
Units issued                                      1,688                     18,176                     10,421
Units redeemed                                   (9,583)                      (235)                    (1,104)
                                   --------------------       --------------------       --------------------

Units, end of period                             19,363                     27,258                      9,317
                                   ====================       ====================       ====================

Unit value                         $          17.916857       $          17.698021       $          17.001547
                                          TO $18.179290              to $17.836947              to $17.074978

Net assets, end of period          $            349,559       $            483,627       $            158,559

Investment income ratio*                           0.00%                      0.21%                      0.00%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                           (0.16%)                     4.10%                     23.57%
highest***                                      TO 1.92%                   to 4.46%                  to 24.01%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     DREYFUS VIF MIDCAP STOCK CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                      251,963                    128,782                          0
Units issued                                     21,837                    130,769                    132,799
Units redeemed                                  (15,530)                    (7,588)                    (4,017)
                                   --------------------       --------------------       --------------------

Units, end of period                            258,270                    251,963                    128,782
                                   ====================       ====================       ====================

Unit value                         $          21.409066       $          20.063641       $          17.875144
                                          TO $21.722583              to $20.221116              to $17.952346

Net assets, end of period          $          5,572,545       $          5,071,187       $          2,305,327

Investment income ratio*                           0.00%                      0.22%                      0.51%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            0.54%                     12.24%                     29.20%
highest***                                      TO 7.43%                  to 12.64%                  to 29.65%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

                 John Hancock Life Insurance Company of New York
      Separate Account A (formerly The Manufacturers Life Insurance Company of New York Separate Account A)

                    Notes to Financial Statements (continued)

6.  CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                          AIM VI UTILITIES CLASS B (16)
                                   --------------------------------------------------------------------------
                                                   2005                       2004                       2003
                                   --------------------       --------------------       --------------------
Units, beginning of period                       53,000                     30,167                          0
Units issued                                     19,334                     29,167                     30,849
Units redeemed                                   (8,227)                    (6,334)                      (682)
                                   --------------------       --------------------       --------------------

Units, end of period                             64,107                     53,000                     30,167
                                   ====================       ====================       ====================

Unit value                         $          22.047642       $          19.265019       $          15.867908
                                          TO $22.370486              to $19.416214              to $15.936457

Net assets, end of period          $          1,421,990       $          1,023,096       $            479,215

Investment income ratio*                           2.49%                      1.93%                      3.57%

Expense ratio, lowest to                           1.40%                      1.40%                      1.40%
highest**                                       TO 1.85%                   to 1.75%                   to 1.75%

Total return, lowest to                            1.21%                     21.41%                     15.43%
highest***                                     TO 15.22%                  to 21.84%                  to 15.84%

----------
(16) Commencement of Operations, May 12, 2003, through a vote of the Board of Directors.

               The John Hancock Life Insurance Company of New York
     Separate Account A (formerly the Manufacturers Life Insurance Company of
                          New York Separate Account A)

                    Notes to Financial Statements (continued)


7. CONDENSED FINANCIAL INFORMATION (CONTINUED)

*The Investment Income Ratio represents the dividends, excluding the distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**The Expense Ratio represents the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of underlying funds are excluded.

***The Total Return Ratio represents the total return for the periods indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. This does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

8. DIVERSIFICATION REQUIREMENTS

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

9. FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of John Hancock New York, which is taxed as a life insurance company under the Internal Revenue Code. John Hancock New York has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Contracts funded in the Account. Currently, John Hancock New York does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A

                         UNAUDITED FINANCIAL STATEMENTS

                         YEAR TO DATE SEPTEMBER 30, 2006

                                    CONTENTS

Statement of Assets and Liabilities ......................................    1
Statement of Operations and Changers in Contract Owners Equity ...........   10
Noted to Financial Statements ............................................   54

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          Strategic      Strategic     Investment    Investment
                                        Opportunities  Opportunities  Quality Bond  Quality Bond   U.S. Core
                                           Class A        Class B        Class A       Class B      Class A
                                        -------------  -------------  ------------  ------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                $26,102,898     $1,484,158    $11,698,630   $25,422,350  $66,571,883
                                         -----------     ----------    -----------   -----------  -----------
Total Assets                             $26,102,898     $1,484,158    $11,698,630   $25,422,350  $66,571,883
                                         ===========     ==========    ===========   ===========  ===========
NET ASSETS:
Contracts in accumulation                $26,102,898     $1,484,158    $11,678,288   $25,422,350  $66,561,747
Contracts in payout (annuitization)                                         20,342                     10,136
                                         -----------     ----------    -----------   -----------  -----------
Total net assets                         $26,102,898     $1,484,158    $11,698,630   $25,422,350  $66,571,883
                                         ===========     ==========    ===========   ===========  ===========
Units outstanding                          1,109,789        118,174        562,900     1,728,165    2,841,996
                                         ===========     ==========    ===========   ===========  ===========
Unit value (in accumulation)             $     23.52     $    12.56    $     20.78   $     14.71  $     23.42
                                         ===========     ==========    ===========   ===========  ===========

                                                                        Blue Chip
                                          U.S. Core      Blue Chip        Growth    Money Market  Money Market
                                           Class B     Growth Class A    Class B       Class A       Class B
                                        -------------  --------------  -----------  ------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                $11,832,380     $45,152,643   $20,773,343   $28,736,586   $37,476,724
                                         -----------     -----------   -----------   -----------   -----------
Total Assets                             $11,832,380     $45,152,643   $20,773,343   $28,736,586   $37,476,724
                                         ===========     ===========   ===========   ===========   ===========
NET ASSETS:
Contracts in accumulation                $11,832,380     $45,077,098   $20,773,343   $28,724,057   $37,476,724
Contracts in payout (annuitization)                           75,545                      12,529
                                         -----------     -----------   -----------   -----------   -----------
Total net assets                         $11,832,380     $45,152,643   $20,773,343   $28,736,586   $37,476,724
                                         ===========     ===========   ===========   ===========   ===========
Units outstanding                            863,720       2,386,500     1,426,719     1,863,393     3,005,163
                                         ===========     ===========   ===========   ===========   ===========
Unit value (in accumulation)             $     13.70     $     18.92   $     14.56   $     15.42   $     12.47
                                         ===========     ===========   ===========   ===========   ===========

                                                                                                    U.S.
                                                                                                 Government
                                         Global Trust  Global Trust   Global Bond  Global Bond   Securities
                                           Class  A       Class B       Class A      Class B      Class A
                                        -------------  ------------  ------------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                $21,464,107    $4,567,761     $5,791,285  $14,380,652  $22,675,321
                                         -----------    ----------     ----------  -----------  -----------
Total Assets                             $21,464,107    $4,567,761     $5,791,285  $14,380,652  $22,675,321
                                         ===========    ==========     ==========  ===========  ===========
NET ASSETS:
Contracts in accumulation                $21,447,730    $4,567,761     $5,791,285  $14,380,652  $22,675,321
Contracts in payout (annuitization)           16,377
                                         -----------    ----------     ----------  -----------  -----------
Total net assets                         $21,464,107    $4,567,761     $5,791,285  $14,380,652  $22,675,321
                                         ===========    ==========     ==========  ===========  ===========
Units outstanding                            760,307       263,337        252,098      868,653    1,209,689
                                         ===========    ==========     ==========  ===========  ===========
Unit value (in accumulation)             $     28.23    $    17.35     $    22.97  $     16.56  $     18.74
                                         ===========    ==========     ==========  ===========  ===========

                                        U.S. Government    Income &     Income &
                                           Securities       Value        Value     Equity-Income  Equity-Income
                                            Class B        Class A      Class B       Class A        Class B
                                        ---------------  -----------  -----------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $14,296,486    $19,382,535  $10,929,814   $62,884,055    $34,225,704
                                          -----------    -----------  -----------   -----------    -----------
Total Assets                              $14,296,486    $19,382,535  $10,929,814   $62,884,055    $34,225,704
                                          ===========    ===========  ===========   ===========    ===========
NET ASSETS:
Contracts in accumulation                 $14,296,486    $19,365,610  $10,929,814   $62,843,868    $34,225,704
Contracts in payout (annuitization)                           16,925                     40,187
                                          -----------    -----------  -----------   -----------    -----------
Total net assets                          $14,296,486    $19,382,535  $10,929,814   $62,884,055    $34,225,704
                                          ===========    ===========  ===========   ===========    ===========
Units outstanding                           1,065,620        850,445      719,546     2,155,987      2,108,981
                                          ===========    ===========  ===========   ===========    ===========
Unit value (in accumulation)              $     13.42    $     22.79  $     15.19   $     29.17    $     16.23
                                          ===========    ===========  ===========   ===========    ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          Strategic     Strategic   All Cap Core  All Cap Core  All Cap Growth
                                        Bond Class A  Bond Class B     Class A       Class B        Class A
                                        ------------  ------------  ------------  ------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                $15,921,200   $13,798,304   $9,568,784    $1,305,984     $16,767,460
                                         -----------   -----------   ----------    ----------     -----------
Total Assets                             $15,921,200   $13,798,304   $9,568,784    $1,305,984     $16,767,460
                                         ===========   ===========   ==========    ==========     ===========
NET ASSETS:
Contracts in accumulation                $15,921,200   $13,781,802   $9,568,784    $1,305,984     $16,767,460
Contracts in payout (annuitization)                         16,502
                                         -----------   -----------   ----------    ----------     -----------
Total net assets                         $15,921,200   $13,798,304   $9,568,784    $1,305,984     $16,767,460
                                         ===========   ===========   ==========    ==========     ===========
Units outstanding                            796,913       876,981      549,330        73,984       1,052,919
                                         ===========   ===========   ==========    ==========     ===========
Unit value (in accumulation)             $     19.98   $     15.73   $    17.42    $    17.65     $     15.92
                                         ===========   ===========   ==========    ==========     ===========

                                                        International  International
                                        All Cap Growth    Small Cap      Small Cap    Pacific Rim  Pacific Rim
                                            Class B        Class A        Class B       Class A      Class B
                                        --------------  -------------  -------------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                 $4,309,887      $6,988,242     $6,062,054    $3,040,725   $3,717,413
                                          ----------      ----------     ----------    ----------   ----------
Total Assets                              $4,309,887      $6,988,242     $6,062,054    $3,040,725   $3,717,413
                                          ==========      ==========     ==========    ==========   ==========
NET ASSETS:
Contracts in accumulation                 $4,309,887      $6,987,143     $6,062,054    $3,039,751   $3,717,413
Contracts in payout (annuitization)                            1,099                          975
                                          ----------      ----------     ----------    ----------   ----------
Total net assets                          $4,309,887      $6,988,242     $6,062,054    $3,040,725   $3,717,413
                                          ==========      ==========     ==========    ==========   ==========
Units outstanding                            304,347         339,268        279,724       229,518      186,166
                                          ==========      ==========     ==========    ==========   ==========
Unit value (in accumulation)              $    14.16      $    20.60     $    21.67    $    13.25   $    19.97
                                          ==========      ==========     ==========    ==========   ==========

                                          Science &    Science &     Emerging       Emerging    International
                                         Technology   Technology  Small Company  Small Company       Core
                                           Class A      Class B      Class A        Class B        Class A
                                        ------------  ----------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $13,663,700  $5,506,422    $5,805,081     $5,180,414     $4,637,106
                                         -----------  ----------    ----------     ----------     ----------
Total Assets                             $13,663,700  $5,506,422    $5,805,081     $5,180,414     $4,637,106
                                         ===========  ==========    ==========     ==========     ==========
NET ASSETS:
Contracts in accumulation                $13,619,942  $5,506,422    $5,805,081     $5,180,414     $4,626,805
Contracts in payout (annuitization)           43,758                                                  10,301
                                         -----------  ----------    ----------     ----------     ----------
Total net assets                         $13,663,700  $5,506,422    $5,805,081     $5,180,414     $4,637,106
                                         ===========  ==========    ==========     ==========     ==========
Units outstanding                          1,538,058     427,362       381,518        366,960        298,977
                                         ===========  ==========    ==========     ==========     ==========
Unit value (in accumulation)             $      8.88  $    12.88    $    15.22     $    14.12     $    15.51
                                         ===========  ==========    ==========     ==========     ==========

                                                                                Real Estate  Real Estate
                                        International     Value        Value     Securities   Securities
                                         Core Class B    Class A      Class B     Class A      Class B
                                        -------------  -----------  ----------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                 $2,909,188   $11,280,036  $4,214,451  $10,515,466  $14,333,833
                                          ----------   -----------  ----------  -----------  -----------
Total Assets                              $2,909,188   $11,280,036  $4,214,451  $10,515,466  $14,333,833
                                          ==========   ===========  ==========  ===========  ===========
NET ASSETS:
Contracts in accumulation                 $2,909,188   $11,275,682  $4,214,451  $10,509,284  $14,333,833
Contracts in payout (annuitization)                          4,355                    6,182
                                          ----------   -----------  ----------  -----------  -----------
Total net assets                          $2,909,188   $11,280,036  $4,214,451  $10,515,466  $14,333,833
                                          ==========   ===========  ==========  ===========  ===========
Units outstanding                            161,974       468,466     240,163      308,696      507,895
                                          ==========   ===========  ==========  ===========  ===========
Unit value (in accumulation)              $    17.96   $     24.08  $    17.55  $     34.06  $     28.22
                                          ==========   ===========  ==========  ===========  ===========


See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                       Lifestyle       Lifestyle     Lifestyle
                                          High Yield    High Yield     Aggressive     Aggressive      Growth
                                           Class A        Class B       Class A        Class B        Class A
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $8,510,994    $9,186,854     $5,124,165    $57,229,334    $33,745,361
                                          ----------    ----------     ----------    -----------    -----------
Total Assets                              $8,510,994    $9,186,854     $5,124,165    $57,229,334    $33,745,361
                                          ==========    ==========     ==========    ===========    ===========
NET ASSETS:
Contracts in accumulation                 $8,501,479    $9,182,078     $5,124,165    $57,229,334    $33,745,361
Contracts in payout (annuitization)            9,515         4,777
                                          ----------    ----------     ----------    -----------    -----------
Total net assets                          $8,510,994    $9,186,854     $5,124,165    $57,229,334    $33,745,361
                                          ==========    ==========     ==========    ===========    ===========
Units outstanding                            561,062       557,281        328,480      3,291,968      1,988,411
                                          ==========    ==========     ==========    ===========    ===========
Unit value (in accumulation)              $    15.17    $    16.49     $    15.60    $     17.38    $     16.97
                                          ==========    ==========     ==========    ===========    ===========

                                          Lifestyle      Lifestyle     Lifestyle      Lifestyle      Lifestyle
                                            Growth       Balanced       Balanced       Moderate       Moderate
                                           Class B        Class A       Class B        Class A        Class B
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $595,678,254   $54,018,124   $562,523,787   $27,245,045    $160,774,298
                                         ------------   -----------   ------------   -----------    ------------
Total Assets                             $595,678,254   $54,018,124   $562,523,787   $27,245,045    $160,774,298
                                         ============   ===========   ============   ===========    ============
NET ASSETS:
Contracts in accumulation                $595,521,977   $53,973,875   $562,523,787   $27,245,045    $160,774,298
Contracts in payout (annuitization)           156,277        44,249
                                         ------------   -----------   ------------   -----------    ------------
Total net assets                         $595,678,254   $54,018,124   $562,523,787   $27,245,045    $160,774,298
                                         ============   ===========   ============   ===========    ============
Units outstanding                          35,231,619     3,010,355     33,600,670     1,577,646      10,087,948
                                         ============   ===========   ============   ===========    ============
Unit value (in accumulation)             $      16.91   $     17.94   $      16.74   $     17.27    $      15.94
                                         ============   ===========   ============   ===========    ============

                                          Lifestyle      Lifestyle       Small          Small
                                         Conservative  Conservative  Company Value  Company Value  International
                                           Class A        Class B       Class A        Class B     Value Class A
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $15,486,861   $65,512,785    $11,804,465    $21,593,209    $18,781,945
                                         -----------   -----------    -----------    -----------    -----------
Total Assets                             $15,486,861   $65,512,785    $11,804,465    $21,593,209    $18,781,945
                                         ===========   ===========    ===========    ===========    ===========
NET ASSETS:
Contracts in accumulation                $15,486,861   $65,512,785    $11,804,465    $21,593,209    $18,778,226
Contracts in payout (annuitization)                                                                       3,718
                                         -----------   -----------    -----------    -----------    -----------
Total net assets                         $15,486,861   $65,512,785    $11,804,465    $21,593,209    $18,781,945
                                         ===========   ===========    ===========    ===========    ===========
Units outstanding                            880,827     4,299,714        524,282      1,164,528      1,036,789
                                         ===========   ===========    ===========    ===========    ===========
Unit value (in accumulation)             $     17.58   $     15.24    $     22.52    $     18.54    $     18.12
                                         ===========   ===========    ===========    ===========    ===========

                                                          Total          Total
                                        International     Return         Return       U.S. Large     U.S. Large
                                        Value Class B    Class A        Class B      Cap Class A    Cap Class B
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $21,297,459    $31,055,488   $33,040,504    $14,517,147    $12,317,447
                                         -----------    -----------   -----------    -----------    -----------
Total Assets                             $21,297,459    $31,055,488   $33,040,504    $14,517,147    $12,317,447
                                         ===========    ===========   ===========    ===========    ===========
NET ASSETS:
Contracts in accumulation                $21,297,459    $31,020,780   $33,040,504    $14,517,147    $12,317,447
Contracts in payout (annuitization)                          34,708
                                         -----------    -----------   -----------    -----------    -----------
Total net assets                         $21,297,459    $31,055,488   $33,040,504    $14,517,147    $12,317,447
                                         ===========    ===========   ===========    ===========    ===========
Units outstanding                          1,029,534      1,861,738     2,283,179      1,014,859        796,958
                                         ===========    ===========   ===========    ===========    ===========
Unit value (in accumulation)             $     20.69    $     16.68   $     14.47    $     14.30    $     15.46
                                         ===========    ===========   ===========    ===========    ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                          Mid Cap        Global         Global        Dynamic
                                        Mid Cap Stock      Stock       Allocation     Allocation       Growth
                                           Class A        Class B       Class A        Class B        Class A
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $18,376,890    $19,629,820    $2,797,726    $13,040,626     $4,228,392
                                         -----------    -----------    ----------    -----------     ----------
Total Assets                             $18,376,890    $19,629,820    $2,797,726    $13,040,626     $4,228,392
                                         ===========    ===========    ==========    ===========     ==========
NET ASSETS:
Contracts in accumulation                $18,376,890    $19,629,820    $2,797,726    $13,040,626     $4,228,392
Contracts in payout (annuitization)
                                         -----------    -----------    ----------    -----------     ----------
Total net assets                         $18,376,890    $19,629,820    $2,797,726    $13,040,626     $4,228,392
                                         ===========    ===========    ==========    ===========     ==========
Units outstanding                          1,205,328      1,033,975       234,211        859,923        790,573
                                         ===========    ===========    ==========    ===========     ==========
Unit value (in accumulation)             $     15.25    $     18.98    $    11.95    $     15.16     $     5.35
                                         ===========    ===========    ==========    ===========     ==========

                                           Dynamic      Total Stock   Total Stock
                                           Growth      Market Index   Market Index    500 Index      500 Index
                                           Class B        Class A       Class B        Class A        Class B
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $2,785,765    $1,770,536     $6,301,504     $7,303,126    $17,601,885
                                          ----------    ----------     ----------     ----------    -----------
Total Assets                              $2,785,765    $1,770,536     $6,301,504     $7,303,126    $17,601,885
                                          ==========    ==========     ==========     ==========    ===========
NET ASSETS:
Contracts in accumulation                 $2,785,765    $1,770,536     $6,301,504     $7,303,126    $17,601,885
Contracts in payout (annuitization)
                                          ----------    ----------     ----------     ----------    -----------
Total net assets                          $2,785,765    $1,770,536     $6,301,504     $7,303,126    $17,601,885
                                          ==========    ==========     ==========     ==========    ===========
Units outstanding                            181,657       148,191        400,831        652,299      1,169,173
                                          ==========    ==========     ==========     ==========    ===========
Unit value (in accumulation)              $    15.34    $    11.95     $    15.72     $    11.20    $     15.05
                                          ==========    ==========     ==========     ==========    ===========

                                                          Mid Cap      Small Cap      Small Cap       Capital
                                        Mid Cap Index      Index         Index          Index       Appreciation
                                           Class A        Class B       Class A        Class B        Class A
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $2,128,719    $6,884,330     $1,484,410     $6,047,891    $14,048,418
                                          ----------    ----------     ----------     -----------   -----------
Total Assets                              $2,128,719    $6,884,330     $1,484,410     $6,047,891    $14,048,418
                                          ==========    ==========     ==========     ===========   ===========
NET ASSETS:
Contracts in accumulation                 $2,128,719    $6,884,330     $1,484,410     $6,047,891    $14,048,418
Contracts in payout (annuitization)
                                          ----------    ----------     ----------     -----------   -----------
Total net assets                          $2,128,719    $6,884,330     $1,484,410     $6,047,891    $14,048,418
                                          ==========    ==========     ==========     ===========   ===========
Units outstanding                            117,636       408,000         90,212        353,168      1,563,251
                                          ==========    ==========     ==========     ===========   ===========
Unit value (in accumulation)              $    18.10    $    16.87     $    16.45     $    17.12    $      8.99
                                          ==========    ==========     ==========     ===========   ===========

                                           Capital        Health         Health       Financial      Financial
                                        Appreciation     Sciences       Sciences       Services       Services
                                           Class B        Class A       Class B        Class A        Class B
                                        -------------  ------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $13,014,057    $3,752,421     $7,678,232     $3,069,289     $5,036,550
                                         -----------    ----------     ----------     ----------     ----------
Total Assets                             $13,014,057    $3,752,421     $7,678,232     $3,069,289     $5,036,550
                                         ===========    ==========     ==========     ==========     ==========
NET ASSETS:
Contracts in accumulation                $13,014,057    $3,752,421     $7,678,232     $3,069,289     $5,036,550
Contracts in payout (annuitization)
                                         -----------    ----------     ----------     ----------     ----------
Total net assets                         $13,014,057    $3,752,421     $7,678,232     $3,069,289     $5,036,550
                                         ===========    ==========     ==========     ==========     ==========
Units outstanding                            926,381       229,201        433,150        190,397        286,292
                                         ===========    ==========     ==========     ==========     ==========
Unit value (in accumulation)             $     14.05    $    16.37     $    17.73     $    16.12     $    17.59
                                         ===========    ==========     ==========     ==========     ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        Quantitative  Quantitative    All Cap     All Cap    Strategic
                                           Mid Cap       Mid Cap       Value       Value       Value
                                           Class A       Class B      Class A     Class B     Class A
                                        ------------  ------------  ----------  ----------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $496,899     $1,068,282   $3,897,325  $8,726,483  $1,300,827
                                          --------     ----------   ----------  ----------  ----------
Total Assets                              $496,899     $1,068,282   $3,897,325  $8,726,483  $1,300,827
                                          ========     ==========   ==========  ==========  ==========
NET ASSETS:
Contracts in accumulation                 $496,899     $1,068,282   $3,897,325  $8,726,483  $1,300,827
Contracts in payout (annuitization)
                                          --------     ----------   ----------  ----------  ----------
Total net assets                          $496,899     $1,068,282   $3,897,325  $8,726,483  $1,300,827
                                          ========     ==========   ==========  ==========  ==========
Units outstanding                           37,422         63,321      253,668     532,366     112,095
                                          ========     ==========   ==========  ==========  ==========
Unit value (in accumulation)              $  13.28     $    16.87   $    15.36  $    16.39  $    11.60
                                          ========     ==========   ==========  ==========  ==========

                                         Strategic                            Mid Cap      Mid Cap
                                           Value     Utilities   Utilities     Value        Value
                                          Class B     Class A     Class B     Class A      Class B
                                        ----------  ----------  ----------  -----------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $4,321,506  $4,435,663  $6,749,559  $10,109,758  $23,010,397
                                        ----------  ----------  ----------  -----------  -----------
Total Assets                            $4,321,506  $4,435,663  $6,749,559  $10,109,758  $23,010,397
                                        ==========  ==========  ==========  ===========  ===========
NET ASSETS:
Contracts in accumulation               $4,321,506  $4,435,663  $6,749,559  $10,109,758  $23,010,397
Contracts in payout (annuitization)
                                        ----------  ----------  ----------  -----------  -----------
Total net assets                        $4,321,506  $4,435,663  $6,749,559  $10,109,758  $23,010,397
                                        ==========  ==========  ==========  ===========  ===========
Units outstanding                          289,654     287,580     285,856      539,047    1,300,504
                                        ==========  ==========  ==========  ===========  ===========
Unit value (in accumulation)            $    14.92  $    15.42  $    23.61  $     18.75  $     17.69
                                        ==========  ==========  ==========  ===========  ===========

                                        Fundamental  Fundamental   Emerging     Natural      Mid Cap
                                           Value        Value       Growth     Resources      Core
                                          Class  A     Class B      Class B     Class B      Class B
                                        -----------  -----------  ----------  -----------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                $8,679,077  $31,346,974  $1,448,036  $13,566,242  $3,537,860
                                         ----------  -----------  ----------  -----------  ----------
Total Assets                             $8,679,077  $31,346,974  $1,448,036  $13,566,242  $3,537,860
                                         ==========  ===========  ==========  ===========  ==========
NET ASSETS:
Contracts in accumulation                $8,679,077  $31,346,974  $1,448,036  $13,566,242  $3,537,860
Contracts in payout (annuitization)
                                         ----------  -----------  ----------  -----------  ----------
Total net assets                         $8,679,077  $31,346,974  $1,448,036  $13,566,242  $3,537,860
                                         ==========  ===========  ==========  ===========  ==========
Units outstanding                           574,067    1,896,352      77,602      411,767     195,019
                                         ==========  ===========  ==========  ===========  ==========
Unit value (in accumulation)             $    15.12  $     16.53  $    18.66  $     32.95  $    18.14
                                         ==========  ===========  ==========  ===========  ==========

                                        Quantitative   Large Cap    Small Cap      Small Cap     Special
                                           All Cap       Value    Opportunities  Opportunities    Value
                                           Class B      Class B      Class A        Class B      Class B
                                        ------------  ----------  -------------  ------------   --------
ASSETS
Investments in shares of portfolios at
   value:                                 $501,573    $5,958,230    $4,149,672     $8,597,228   $709,332
                                          --------    ----------    ----------     ----------   --------
Total Assets                              $501,573    $5,958,230    $4,149,672     $8,597,228   $709,332
                                          ========    ==========    ==========     ==========   ========
NET ASSETS:
Contracts in accumulation                 $501,573    $5,958,230    $4,149,672     $8,597,228   $709,332
Contracts in payout (annuitization)
                                          --------    ----------    ----------     ----------   --------
Total net assets                          $501,573    $5,958,230    $4,149,672     $8,597,228   $709,332
                                          ========    ==========    ==========     ==========   ========
Units outstanding                           25,688       261,057       179,540        373,830     36,459
                                          ========    ==========    ==========     ==========   ========
Unit value (in accumulation)              $  19.53    $    22.82    $    23.11     $    23.00   $  19.46
                                          ========    ==========    ==========     ==========   ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                            Real       American       American    American Blue-Chip  American Growth-
                                        Return Bond  International     Growth       Income & Growth        Income
                                          Class B       Class B        Class B          Class B            Class B
                                        -----------  -------------  ------------  ------------------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                               $12,461,374   $83,172,544   $144,644,625      $20,605,409       $127,961,200
                                        -----------   -----------   ------------      -----------       ------------
Total Assets                            $12,461,374   $83,172,544   $144,644,625      $20,605,409       $127,961,200
                                        ===========   ===========   ============      ===========       ============
NET ASSETS:
Contracts in accumulation               $12,461,374   $83,172,544   $144,644,625      $20,605,409       $127,961,200
Contracts in payout (annuitization)
                                        -----------   -----------   ------------      -----------       ------------
Total net assets                        $12,461,374   $83,172,544   $144,644,625      $20,605,409       $127,961,200
                                        ===========   ===========   ============      ===========       ============
Units outstanding                           894,994     3,397,258      7,552,158        1,090,124          7,005,489
                                        ===========   ===========   ============      ===========       ============
Unit value (in accumulation)            $     13.92   $     24.48   $      19.15      $     18.90       $      18.27
                                        ===========   ===========   ============      ===========       ============

                                          American      American     PIMCO VIT
                                            Bond       Century -     All Asset
                                          Class B    Small Company   Portfolio  Core Equity  Classic Value
                                        -----------  -------------  ----------  -----------  -------------
ASSETS
Investments in shares of portfolios at
   value:                               $60,477,050     $295,837    $4,997,208   $5,846,550    $2,416,773
                                        -----------     --------    ----------   ----------    ----------
Total Assets                            $60,477,050     $295,837    $4,997,208   $5,846,550    $2,416,773
                                        ===========     ========    ==========   ==========    ==========
NET ASSETS:
Contracts in accumulation               $60,477,050     $295,837    $4,997,208   $5,846,550    $2,416,773
Contracts in payout (annuitization)
                                        -----------     --------    ----------   ----------    ----------
Total net assets                        $60,477,050     $295,837    $4,997,208   $5,846,550    $2,416,773
                                        ===========     ========    ==========   ==========    ==========
Units outstanding                         4,738,003       19,514       341,624      417,322       150,056
                                        ===========     ========    ==========   ==========    ==========
Unit value (in accumulation)            $     12.76     $  15.16    $    14.63   $    14.01    $    16.11
                                        ===========     ========    ==========   ==========    ==========

                                                       US Global   US Global
                                                        Leaders     Leaders   John Hancock   John Hancock
                                        Quantitative    Growth      Growth      Strategic      Intl' Eq
                                            Value       Class A     Class B      Income     Index Class A
                                        ------------  ----------  ----------  ------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $204,630    $1,509,807  $4,228,693   $2,293,835     $1,545,170
                                          --------    ----------  ----------   ----------     ----------
Total Assets                              $204,630    $1,509,807  $4,228,693   $2,293,835     $1,545,170
                                          ========    ==========  ==========   ==========     ==========
NET ASSETS:
Contracts in accumulation                 $204,630    $1,509,807  $4,228,693   $2,293,835     $1,545,170
Contracts in payout (annuitization)
                                          --------    ----------  ----------   ----------     ----------
Total net assets                          $204,630    $1,509,807  $4,228,693   $2,293,835     $1,545,170
                                          ========    ==========  ==========   ==========     ==========
Units outstanding                           11,827       120,320     336,508      167,550         82,120
                                          ========    ==========  ==========   ==========     ==========
Unit value (in accumulation)              $  17.30    $    12.55  $    12.57   $    13.69     $    18.82
                                          ========    ==========  ==========   ==========     ==========

                                                                                               Independence
                                         John Hancock    Active       Active    CGTC Overseas   Investment
                                           Intl' Eq       Bond         Bond         Equity       LLC Small
                                        Index Class B    Class A     Class B       Class B      Cap Class B
                                        -------------  ----------  -----------  -------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                 $3,798,235   $9,127,054  $62,098,236     $742,907       $67,928
                                          ----------   ----------  -----------     --------       -------
Total Assets                              $3,798,235   $9,127,054  $62,098,236     $742,907       $67,928
                                          ==========   ==========  ===========     ========       =======
NET ASSETS:
Contracts in accumulation                 $3,798,235   $9,127,054  $62,098,236     $742,907       $67,928
Contracts in payout (annuitization)
                                          ----------   ----------  -----------     --------       -------
Total net assets                          $3,798,235   $9,127,054  $62,098,236     $742,907       $67,928
                                          ==========   ==========  ===========     ========       =======
Units outstanding                            203,077      714,727    4,881,083       45,229         4,867
                                          ==========   ==========  ===========     ========       =======
Unit value (in accumulation)              $    18.70   $    12.77  $     12.72     $  16.43       $ 13.96
                                          ==========   ==========  ===========     ========       =======

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                           Marisco                                          Wellington
                                        International  T Rowe Price                US High   Small Cap
                                        Opportunities    Mid Value    UBS Large     Yield     Growth
                                           Class B        Class B    Cap Class B   Class B    Class B
                                        -------------  ------------  -----------  --------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $2,041,204    $1,034,948     $92,005    $130,493  $1,261,939
                                          ----------    ----------     -------    --------  ----------
Total Assets                              $2,041,204    $1,034,948     $92,005    $130,493  $1,261,939
                                          ==========    ==========     =======    ========  ==========
NET ASSETS:
Contracts in accumulation                 $2,041,204    $1,034,948     $92,005    $130,493  $1,261,939
Contracts in payout (annuitization)
                                          ----------    ----------     -------    --------  ----------
Total net assets                          $2,041,204    $1,034,948     $92,005    $130,493  $1,261,939
                                          ==========    ==========     =======    ========  ==========
Units outstanding                            121,527        68,065       6,308       9,732      79,084
                                          ==========    ==========     =======    ========  ==========
Unit value (in accumulation)              $    16.80    $    15.21     $ 14.59    $  13.41  $    15.96
                                          ==========    ==========     =======    ========  ==========

                                                                                    Scudder    Scudder
                                          Wellington   Wells Capital     Index      Capital     Global
                                          Small Cap      Core Bond    Allocation    Growth    Discovery
                                        Value Class B     Class B       Class B     Class B    Class B
                                        -------------  -------------  ----------  ----------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $1,862,153      $339,754    $6,628,930  $5,271,952  $2,807,671
                                          ----------      --------    ----------  ----------  ----------
Total Assets                              $1,862,153      $339,754    $6,628,930  $5,271,952  $2,807,671
                                          ==========      ========    ==========  ==========  ==========
NET ASSETS:
Contracts in accumulation                 $1,862,153      $339,754    $6,628,930  $5,271,952  $2,807,671
Contracts in payout (annuitization)
                                          ----------      --------    ----------  ----------  ----------
Total net assets                          $1,862,153      $339,754    $6,628,930  $5,271,952  $2,807,671
                                          ==========      ========    ==========  ==========  ==========
Units outstanding                            121,443        26,904       518,101     269,441      87,914
                                          ==========      ========    ==========  ==========  ==========
Unit value (in accumulation)              $    15.33      $  12.63    $    12.79  $    19.57  $    31.94
                                          ==========      ========    ==========  ==========  ==========

                                          Scudder     Scudder                    Scudder
                                         Growth &     Health       Scudder     Aggressive    Scudder
                                          Income     Sciences   International    Growth     Blue Chip
                                          Class B     Class B      Class B       Class B     Class B
                                        ----------  ----------  -------------  ----------  ----------
ASSETS
Investments in shares of portfolios at
   value:                               $4,199,734  $2,643,836    $3,789,697   $1,697,529  $4,671,169
                                        ----------  ----------    ----------   ----------  ----------
Total Assets                            $4,199,734  $2,643,836    $3,789,697   $1,697,529  $4,671,169
                                        ==========  ==========    ==========   ==========  ==========
NET ASSETS:
Contracts in accumulation               $4,199,734  $2,643,836    $3,789,697   $1,697,529  $4,671,169
Contracts in payout (annuitization)
                                        ----------  ----------    ----------   ----------  ----------
Total net assets                        $4,199,734  $2,643,836    $3,789,697   $1,697,529  $4,671,169
                                        ==========  ==========    ==========   ==========  ==========
Units outstanding                          208,848     133,119       156,216       76,102     208,723
                                        ==========  ==========    ==========   ==========  ==========
Unit value (in accumulation)            $    20.11  $    19.86    $    24.26   $    22.31  $    22.38
                                        ==========  ==========    ==========   ==========  ==========

                                                                    Scudder                   Scudder
                                          Scudder     Scudder     Government    Scudder    International
                                        Contrarian  Global Blue   Securities  High Income  Select Equity
                                          Class B   Chip Class B    Class B     Class B       Class B
                                        ----------  ------------  ----------  -----------  -------------
ASSETS
Investments in shares of portfolios at
   value:                               $4,741,669   $1,849,750   $3,324,021   $3,551,955    $3,604,170
                                        ----------   ----------   ----------   ----------    ----------
Total Assets                            $4,741,669   $1,849,750   $3,324,021   $3,551,955    $3,604,170
                                        ==========   ==========   ==========   ==========    ==========
NET ASSETS:
Contracts in accumulation               $4,741,669   $1,849,750   $3,324,021   $3,551,955    $3,604,170
Contracts in payout (annuitization)
                                        ----------   ----------   ----------   ----------    ----------
Total net assets                        $4,741,669   $1,849,750   $3,324,021   $3,551,955    $3,604,170
                                        ==========   ==========   ==========   ==========    ==========
Units outstanding                          222,177    68,470.60      254,156      185,957       145,827
                                        ==========   ==========   ==========   ==========    ==========
Unit value (in accumulation)            $    21.34   $    27.02   $    13.08   $    19.10    $    24.72
                                        ==========   ==========   ==========   ==========    ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                                         Scudder
                                                                        Scudder Small  Technology  Scudder Total
                                         Scudder Fixed   Scudder Money    Cap Growth     Growth        Return
                                        Income Class B  Market Class B     Class B       Class B      Class B
                                        --------------  --------------  -------------  ----------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $8,808,603      $3,102,905      $3,203,629   $1,599,743    $2,669,832
                                          ----------      ----------      ----------   ----------    ----------
Total Assets                              $8,808,603      $3,102,905      $3,203,629   $1,599,743    $2,669,832
                                          ==========      ==========      ==========   ==========    ==========
NET ASSETS:
Contracts in accumulation                 $8,808,603      $3,102,905      $3,203,629   $1,599,743    $2,669,832
Contracts in payout (annuitization)
                                          ----------      ----------      ----------   ----------    ----------
Total net assets                          $8,808,603      $3,102,905      $3,203,629   $1,599,743    $2,669,832
                                          ==========      ==========      ==========   ==========    ==========
Units outstanding                            648,072         249,231         155,843       73,343       156,781
                                          ==========      ==========      ==========   ==========    ==========
Unit value (in accumulation)              $    13.59      $    12.45      $    20.56   $    21.81    $    17.03
                                          ==========      ==========      ==========   ==========    ==========

                                                                                         Scudder     Scudder
                                                                                         Salomon      Janus
                                        Scudder Davis  Scudder Dreman  Scudder Dreman  Aggressive   Growth &
                                        Venture Value    High Return      Small Cap      Growth      Income
                                           Class B     Equity Class B   Value Class B    Class B     Class B
                                        -------------  --------------  --------------  ----------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $7,276,897     $13,456,553     $5,867,570     $693,343   $2,210,040
                                          ----------     -----------     ----------     --------   ----------
Total Assets                              $7,276,897     $13,456,553     $5,867,570     $693,343   $2,210,040
                                          ==========     ===========     ==========     ========   ==========
NET ASSETS:
Contracts in accumulation                 $7,276,897     $13,456,553     $5,867,570     $693,343   $2,210,040
Contracts in payout (annuitization)
                                          ----------     -----------     ----------     --------   ----------
Total net assets                          $7,276,897     $13,456,553     $5,867,570     $693,343   $2,210,040
                                          ==========     ===========     ==========     ========   ==========
Units outstanding                            328,146         554,188        209,785       28,372      108,485
                                          ==========     ===========     ==========     ========   ==========
Unit value (in accumulation)                   22.18           24.28          27.97        24.44        20.37
                                          ==========     ===========     ==========     ========   ==========

                                        Scudder Janus  Scudder Oak                                  Scudder
                                            Growth      Strategic   Scudder Turner  Scudder Real   Strategic
                                        Opportunities     Equity        Mid Cap        Estate       Income
                                           Class B       Class B    Growth Class B     Class B      Class B
                                        -------------  -----------  --------------  ------------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                  $496,185     $1,273,984    $2,046,747     $4,850,692   $2,505,720
                                           --------     ----------    ----------     ----------   ----------
Total Assets                               $496,185     $1,273,984    $2,046,747     $4,850,692   $2,505,720
                                           ========     ==========    ==========     ==========   ==========
NET ASSETS:
Contracts in accumulation                  $496,185     $1,273,984    $2,046,747     $4,850,692   $2,505,720
Contracts in payout (annuitization)
                                           --------     ----------    ----------     ----------   ----------
Total net assets                           $496,185     $1,273,984    $2,046,747     $4,850,692   $2,505,720
                                           ========     ==========    ==========     ==========   ==========
Units outstanding                            25,483         65,255        84,829        183,967      176,652
                                           ========     ==========    ==========     ==========   ==========
Unit value (in accumulation)               $  19.47     $    19.52    $    24.13     $    26.37   $    14.18
                                           ========     ==========    ==========     ==========   ==========

                                           Scudder        Scudder      Scudder     Scudder    Scudder
                                           Moderate    Conservative     Growth    Templeton   Mercury
                                          Allocation    Allocation    Allocation   Foreign     Large
                                           Class B        Class B      Class B      Value    Cap Core
                                        -------------  ------------  -----------  ---------  --------
ASSETS
Investments in shares of portfolios at
   value:                                $25,397,886    $8,895,646   $34,460,185   $858,774   $88,379
                                         -----------    ----------   -----------   --------   -------
Total Assets                             $25,397,886    $8,895,646   $34,460,185   $858,774   $88,379
                                         ===========    ==========   ===========   ========   =======
NET ASSETS:
Contracts in accumulation                $25,397,886    $8,895,646   $34,460,185   $858,774   $88,379
Contracts in payout (annuitization)
                                         -----------    ----------   -----------   --------   -------
Total net assets                         $25,397,886    $8,895,646   $34,460,185   $858,774   $88,379
                                         ===========    ==========   ===========   ========   =======
Units outstanding                          1,743,408       630,327     2,289,971     53,699     5,887
                                         ===========    ==========   ===========   ========   =======
Unit value (in accumulation)             $     14.57    $    14.11   $     15.05   $  15.99   $ 15.01
                                         ===========    ==========   ===========   ========   =======

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                STATEMENT OF ASSETS AND LIABILITIES - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                                  Alger American
                                                        Scudder   Alger American     Leveraged      Credit Suisse
                                        Scudder Bond  Equity 500     Balanced         All Cap     Emerging Markets
                                           Class B      Class B       Class B         Class B          Class B
                                        ------------  ----------  --------------  --------------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                                 $458,944    $7,935,649    $3,634,220      $1,597,184       $1,999,625
                                          --------    ----------    ----------      ----------       ----------
Total Assets                              $458,944    $7,935,649    $3,634,220      $1,597,184       $1,999,625
                                          ========    ==========    ==========      ==========       ==========
NET ASSETS:
Contracts in accumulation                 $458,944    $7,935,649    $3,634,220      $1,597,184       $1,999,625
Contracts in payout (annuitization)
                                          --------    ----------    ----------      ----------       ----------
Total net assets                          $458,944    $7,935,649    $3,634,220      $1,597,184       $1,999,625
                                          ========    ==========    ==========      ==========       ==========
Units outstanding                           36,043       380,417       226,750          75,458           63,031
                                          ========    ==========    ==========      ==========       ==========
Unit value (in accumulation)              $  12.73    $    20.86    $    16.03      $    21.17       $    31.72
                                          ========    ==========    ==========      ==========       ==========

                                         Credit Suisse   Dreyfus Socially                  Invesco
                                          Global Post       Responsible     Dreyfus IP    Utilities
                                        Venture Capital       Growth       Midcap Stock  Portfolio -
                                            Class B           Class B         Class B      Class B         Total
                                        ---------------  ----------------  ------------  -----------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                   $489,996         $305,471       $5,344,240    $1,532,945  $3,461,511,334
                                            --------         --------       ----------    ----------  --------------
Total Assets                                $489,996         $305,471       $5,344,240    $1,532,945  $3,461,511,334
                                            ========         ========       ==========    ==========  ==============
NET ASSETS:
Contracts in accumulation                   $489,996         $305,471       $5,344,240    $1,532,945  $3,460,982,877
Contracts in payout (annuitization)                                                                          528,457
                                            --------         --------       ----------    ----------  --------------
Total net assets                            $489,996         $305,471       $5,344,240    $1,532,945  $3,461,511,333
                                            ========         ========       ==========    ==========  ==============
Units outstanding                             18,399           16,550          247,360        61,404     203,724,097
                                            ========         ========       ==========    ==========  ==============
Unit value (in accumulation)                $  26.63         $  18.46       $    21.61    $    24.96  $        16.99
                                            ========         ========       ==========    ==========  ==============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
          STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                            STRATEGIC          STRATEGIC      INVESTMENT QUALITY  INVESTMENT QUALITY
                                        OPPORTUNITIES - A  OPPORTUNITIES - B        BOND- A             BOND- B
                                        -----------------  -----------------  ------------------  ------------------
Income:
   Dividends                               $     3,307        $       --         $   786,622         $ 1,256,389
Expenses:
   Mortality and expense risk and
      administration charges                   305,697            18,564             146,898             267,631
                                           -----------        ----------         -----------         -----------
Net investment income (loss)                  (302,390)          (18,564)            639,724             988,758
Net realized gain (loss)                    (2,023,676)          113,212             (58,244)           (194,883)
Unrealized appreciation (depreciation)
   during the period                         3,482,715           (32,401)           (441,271)           (458,699)
                                           -----------        ----------         -----------         -----------
Net increase (decrease) in contract
   owners equity from operations             1,156,649            62,247             140,209             335,176
Changes from principal transactions:
   Purchase payments                           106,493           108,902              51,521           7,346,163
   Transfers between sub-accounts and
      the company                           (1,602,378)          (70,945)           (422,621)          1,645,925
   Withdrawals                              (2,648,058)         (270,562)         (1,770,180)           (896,822)
   Annual contract fee                         (14,248)           (4,181)             (4,075)            (14,943)
                                           -----------        ----------         -----------         -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (4,158,191)         (236,786)         (2,145,355)          8,080,323
                                           -----------        ----------         -----------         -----------
Total increase (decrease) in contract
   owners' equity                           (3,001,542)         (174,539)         (2,005,146)          8,415,499
Contract owners' equity at beginning
   of period                                29,104,440         1,658,697          13,703,776          17,006,851
                                           -----------        ----------         -----------         -----------
Contract owners' equity at end
   of period                               $26,102,898        $1,484,158         $11,698,630         $25,422,350
                                           ===========        ==========         ===========         ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        U.S. CORE - A (1)  U.S. CORE - B (1)  BLUE CHIP GROWTH- A  BLUE CHIP GROWTH- B
                                        -----------------  -----------------  -------------------  -------------------
Income:
   Dividends                              $  9,198,975        $ 1,510,631         $   100,180          $     7,096
Expenses:
   Mortality and expense risk and
      administration charges                   772,696            146,613             525,857              246,666
                                          ------------        -----------         -----------          -----------
Net investment income (loss)                 8,426,279          1,364,018            (425,677)            (239,570)
Net realized gain (loss)                    (4,338,571)           475,293            (553,563)             823,603
Unrealized appreciation (depreciation)
   during the period                        (2,090,516)        (1,503,787)          1,971,199             (189,666)
                                          ------------        -----------         -----------          -----------
Net increase (decrease) in contract
   owners equity from operations             1,997,192            335,524             991,959              394,367
Changes from principal transactions:
   Purchase payments                           420,275            366,303             307,276            1,345,061
   Transfers between sub-accounts and
      the company                           (3,603,737)        (2,266,819)         (1,987,796)            (965,751)
   Withdrawals                              (8,003,398)          (927,382)         (5,356,431)          (1,222,118)
   Annual contract fee                         (32,365)           (22,801)            (21,833)             (31,414)
                                          ------------        -----------         -----------          -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (11,219,225)        (2,850,699)         (7,058,784)            (874,222)
                                          ------------        -----------         -----------          -----------
Total increase (decrease) in contract
   owners' equity                           (9,222,033)        (2,515,175)         (6,066,825)            (479,855)
Contract owners' equity at beginning
   of period                                75,793,916         14,347,555          51,219,468           21,253,198
                                          ------------        -----------         -----------          -----------
Contract owners' equity at end
   of period                              $ 66,571,883        $11,832,380         $45,152,643          $20,773,343
                                          ============        ===========         ===========          ===========

(1) On May 1, 2006 Growth & Income was renamed U.S. Core through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        MONEY MARKET- A  MONEY MARKET- B  GLOBAL TRUST- A (2)  GLOBAL TRUST- B (2)
                                        ---------------  ---------------  -------------------  -------------------
Income:
   Dividends                              $   958,916      $   895,327        $   290,111          $   48,207
Expenses:
   Mortality and expense risk and
      administration charges                  344,431          357,183            231,731              49,230
                                          -----------      -----------        -----------          ----------
Net investment income (loss)                  614,485          538,144             58,380              (1,023)
Net realized gain (loss)                          (55)          (7,164)           131,110              96,737
Unrealized appreciation (depreciation)
   during the period                                0                0          1,816,091             273,683
                                          -----------      -----------        -----------          ----------
Net increase (decrease) in contract
   owners equity from operations              614,430          530,980          2,005,581             369,397
Changes from principal transactions:
   Purchase payments                          194,999        5,748,794             60,808             316,379
   Transfers between sub-accounts and
      the company                          (1,126,193)      15,007,310           (185,949)            131,706
   Withdrawals                               (829,745)      (4,786,675)        (1,973,597)            (78,051)
   Annual contract fee                        (13,655)         (44,096)            (9,652)            (10,928)
                                          -----------      -----------        -----------          ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (1,774,594)      15,925,333         (2,108,390)            359,106
                                          -----------      -----------        -----------          ----------
Total increase (decrease) in contract
   owners' equity                          (1,160,164)      16,456,313           (102,809)            728,503
Contract owners' equity at beginning
   of period                               29,896,750       21,020,411         21,566,916           3,839,258
                                          -----------      -----------        -----------          ----------
Contract owners' equity at end
   of period                              $28,736,586      $37,476,724        $21,464,107          $4,567,761
                                          ===========      ===========        ===========          ==========

(2) On May 1, 2006 Global Equity was renamed Global Trust through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                        U.S. GOVERNMENT  U.S. GOVERNMENT
                                        GLOBAL BOND- A  GLOBAL BOND- B    SECURITIES-A     SECURITIES-B
                                        --------------  --------------  ---------------  ---------------
Income:
   Dividends                              $   77,389     $   149,501      $ 1,062,392     $   594,087
Expenses:
   Mortality and expense risk and
      administration charges                  68,148         148,143          255,082         165,347
                                          ----------     -----------      -----------     -----------
Net investment income (loss)                   9,241           1,358          807,310         428,740
Net realized gain (loss)                      52,166          (5,842)        (139,090)        (93,158)
Unrealized appreciation (depreciation)
   during the period                          96,255         288,714         (236,822)        (94,069)
                                          ----------     -----------      -----------     -----------
Net increase (decrease) in contract
   owners equity from operations             157,662         284,230          431,398         241,513
Changes from principal transactions:
   Purchase payments                          12,097       3,264,544           98,189         447,258
   Transfers between sub-accounts and
      the company                           (152,305)      1,054,092        1,347,551       1,947,965
   Withdrawals                              (551,437)       (466,295)      (1,990,943)     (1,512,270)
   Annual contract fee                        (2,544)        (13,282)          (5,651)        (16,391)
                                          ----------     -----------      -----------     -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (694,189)      3,839,059         (550,854)        866,562
                                          ----------     -----------      -----------     -----------
Total increase (decrease) in contract
   owners' equity                           (536,527)      4,123,289         (119,456)      1,108,075
Contract owners' equity at beginning
   of period                               6,327,812      10,257,363       22,794,777      13,188,411
                                          ----------     -----------      -----------     -----------
Contract owners' equity at end
   of period                              $5,791,285     $14,380,652      $22,675,321     $14,296,486
                                          ==========     ===========      ===========     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                              LARGE CAP GROWTH- A  LARGE CAP GROWTH- B
                                        INCOME & VALUE- A  INCOME & VALUE- B          (3)                  (3)
                                        -----------------  -----------------  -------------------  -------------------
Income:
   Dividends                               $   420,959        $   197,808        $     57,780         $     16,375
Expenses:
   Mortality and expense risk and
      administration charges                   227,856            131,311              76,660               63,833
                                           -----------        -----------        ------------         ------------
Net investment income (loss)                   193,103             66,497             (18,880)             (47,458)
Net realized gain (loss)                       329,468            230,751             593,464            1,587,609
Unrealized appreciation (depreciation)
   during the period                           269,622             96,349            (284,825)          (1,321,430)
                                           -----------        -----------        ------------         ------------
Net increase (decrease) in contract
   owners equity from operations               792,193            393,597             289,759              218,721
Changes from principal transactions:
   Purchase payments                           208,336            400,770              18,272              318,565
   Transfers between sub-accounts and
      the company                             (379,294)          (109,416)        (15,273,652)         (12,346,823)
   Withdrawals                              (2,838,131)          (539,985)           (760,944)            (780,868)
   Annual contract fee                          (8,967)           (29,740)             (4,565)             (18,583)
                                           -----------        -----------        ------------         ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (3,018,056)          (278,371)        (16,020,889)         (12,827,709)
                                           -----------        -----------        ------------         ------------
Total increase (decrease) in contract
   owners' equity                           (2,225,863)           115,226         (15,731,130)         (12,608,988)
Contract owners' equity at beginning
   of period                                21,608,398         10,814,588          15,731,130           12,608,988
                                           -----------        -----------        ------------         ------------
Contract owners' equity at end
    of period                              $19,382,535        $10,929,814        $          0         $         (0)
                                           ===========        ===========        ============         ============

(3) On May 1, 2006 Large Cap Growth Class A and B ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        EQUITY INCOME- A  EQUITY INCOME- B  STRATEGIC BOND- A  STRATEGIC BOND- B
                                        ----------------  ----------------  -----------------  -----------------
Income:
   Dividends                              $ 4,999,039       $ 2,658,350        $ 1,114,130        $   935,284
Expenses:
   Mortality and expense risk and
      administration charges                  699,865           407,948            184,848            168,890
                                          -----------       -----------        -----------        -----------
Net investment income (loss)                4,299,174         2,250,402            929,282            766,394
Net realized gain (loss)                      930,626           968,924            161,056                 61
Unrealized appreciation (depreciation)
   during the period                          571,693          (229,795)          (666,539)          (433,881)
                                          -----------       -----------        -----------        -----------
Net increase (decrease) in contract
   owners equity from operations            5,801,493         2,989,531            423,799            332,574
Changes from principal transactions:
   Purchase payments                          149,054         1,752,008             34,896          1,045,330
   Transfers between sub-accounts and
      the company                            (841,627)       (2,409,570)         1,123,631           (434,637)
   Withdrawals                             (6,739,688)       (1,803,316)        (2,180,433)          (804,789)
   Annual contract fee                        (27,343)          (60,318)            (6,546)           (14,863)
                                          -----------       -----------        -----------        -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (7,459,604)       (2,521,196)        (1,028,452)          (208,959)
                                          -----------       -----------        -----------        -----------
Total increase (decrease) in contract
   owners' equity                          (1,658,111)          468,335           (604,653)           123,615
Contract owners' equity at beginning
   of period                               64,542,166        33,757,369         16,525,853         13,674,689
                                          -----------       -----------        -----------        -----------
Contract owners' equity at end
   of period                              $62,884,055       $34,225,704        $15,921,200        $13,798,304
                                          ===========       ===========        ===========        ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        ALL CAP CORE- A  ALL CAP CORE- B  ALL CAP GROWTH- A  ALL CAP GROWTH- B
                                        ---------------  ---------------  -----------------  -----------------
Income:
   Dividends                              $    71,918      $    6,659        $        --        $       --
Expenses:
   Mortality and expense risk and
      administration charges                  109,690          15,499            199,123            55,978
                                          -----------      ----------        -----------        ----------
Net investment income (loss)                  (37,772)         (8,840)          (199,123)          (55,978)
Net realized gain (loss)                     (210,878)         41,820           (415,416)          340,541
Unrealized appreciation (depreciation)
   during the period                        1,022,518          56,946            777,503          (254,155)
                                          -----------      ----------        -----------        ----------
Net increase (decrease) in contract
   owners equity from operations              773,868          89,926            162,964            30,408
Changes from principal transactions:
   Purchase payments                           49,721          81,831            113,949           229,383
   Transfers between sub-accounts and
      the company                            (718,416)        (35,875)          (713,986)          (56,303)
   Withdrawals                             (1,062,287)        (20,929)        (2,094,202)         (804,337)
   Annual contract fee                         (4,355)         (3,261)            (9,296)          (12,065)
                                          -----------      ----------        -----------        ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (1,735,337)         21,766         (2,703,535)         (643,322)
                                          -----------      ----------        -----------        ----------
Total increase (decrease) in contract
   owners' equity                            (961,469)        111,692         (2,540,571)         (612,914)
Contract owners' equity at beginning
   of period                               10,530,253       1,194,292         19,308,031         4,922,801
                                          -----------      ----------        -----------        ----------
Contract owners' equity at end
   of period                              $ 9,568,784      $1,305,984        $16,767,460        $4,309,887
                                          ===========      ==========        ===========        ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        INTERNATIONAL SMALL  INTERNATIONAL SMALL
                                               CAP- A               CAP- B        PACIFIC RIM - A (4)  PACIFIC RIM -B (4)
                                        -------------------  -------------------  -------------------  ------------------
Income:
   Dividends                                 $   88,177          $   56,902           $   32,750          $    31,206
Expenses:
   Mortality and expense risk and
      administration charges                     81,813              70,452               38,288               49,832
                                             ----------          ----------           ----------          -----------
Net investment income (loss)                      6,364             (13,550)              (5,538)             (18,626)
Net realized gain (loss)                        688,977             380,918              494,735              528,335
Unrealized appreciation (depreciation)
   during the period                            128,023             195,849             (416,093)            (465,053)
                                             ----------          ----------           ----------          -----------
Net increase (decrease) in contract
   owners equity from operations                823,364             563,217               73,104               44,656
Changes from principal transactions:
   Purchase payments                             21,802             535,116               13,999              796,848
   Transfers between sub-accounts and
      the company                               319,036             243,031             (216,332)          (1,016,957)
   Withdrawals                                 (897,788)           (216,992)            (409,740)            (180,755)
   Annual contract fee                           (4,045)            (12,673)              (1,271)              (9,110)
                                             ----------          ----------           ----------          -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                               (560,995)            548,482             (613,344)            (409,974)
                                             ----------          ----------           ----------          -----------
Total increase (decrease) in contract
   owners' equity                               262,369           1,111,699             (540,240)            (365,318)
Contract owners' equity at beginning
   of period                                  6,725,873           4,950,355            3,580,965            4,082,731
                                             ----------          ----------           ----------          -----------
Contract owners' equity at end
   of period                                 $6,988,242          $6,062,054           $3,040,725          $ 3,717,413
                                             ==========          ==========           ==========          ===========

(4) On May 1, 2006 Pacific Rim Emerging Markets was renamed Pacific Rim through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         SCIENCE AND    SCIENCE AND   EMERGING SMALL  EMERGING SMALL
                                        TECHNOLOGY- A  TECHNOLOGY- B    COMPANY- A      COMPANY- B
                                        -------------  -------------  --------------  --------------
Income:
   Dividends                             $        --    $       --     $   345,860      $  288,406
Expenses:
   Mortality and expense risk and
      administration charges                 166,568        71,410          73,493          65,411
                                         -----------    ----------     -----------      ----------
Net investment income (loss)                (166,568)      (71,410)        272,367         222,995
Net realized gain (loss)                  (1,859,651)       56,066          76,884         135,162
Unrealized appreciation (depreciation)
   during the period                       1,583,371      (209,979)       (567,260)       (601,115)
                                         -----------    ----------     -----------      ----------
Net increase (decrease) in contract
   owners equity from operations            (442,848)     (225,323)       (218,009)       (242,958)
Changes from principal transactions:
   Purchase payments                         132,189       222,456          47,753         224,273
   Transfers between sub-accounts and
      the company                         (1,061,207)     (498,082)       (299,232)        150,545
   Withdrawals                            (1,506,929)     (337,137)       (623,099)       (280,006)
   Annual contract fee                       (10,882)      (17,608)         (3,077)        (14,716)
                                         -----------    ----------     -----------      ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                          (2,446,829)     (630,371)       (877,655)         80,096
                                         -----------    ----------     -----------      ----------
Total increase (decrease) in contract
   owners' equity                         (2,889,677)     (855,694)     (1,095,664)       (162,862)
Contract owners' equity at beginning
   of period                              16,553,377     6,362,116       6,900,745       5,343,276
                                         -----------    ----------     -----------      ----------
Contract owners' equity at end of
   period                                $13,663,700    $5,506,422     $ 5,805,081      $5,180,414
                                         ===========    ==========     ===========      ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        INTERNATIONAL  INTERNATIONAL
                                         CORE - A (5)   CORE - B (5)    VALUE- A    VALUE- B
                                        -------------  -------------  -----------  ----------
Income:
   Dividends                             $  243,950     $  106,418    $ 1,689,379  $  556,993
Expenses:
   Mortality and expense risk and
      administration charges                 53,119         25,987        131,443      48,436
                                         ----------     ----------    -----------  ----------
Net investment income (loss)                190,831         80,431      1,557,936     508,557
Net realized gain (loss)                    284,617        154,972        403,876     189,660
Unrealized appreciation (depreciation)
   during the period                         34,661        (19,805)      (994,106)   (373,371)
                                         ----------     ----------    -----------  ----------
Net increase (decrease) in contract
   owners equity from operations            510,109        215,598        967,706     324,846
Changes from principal transactions:
   Purchase payments                         27,025        271,777         49,211     436,783
   Transfers between sub-accounts and
      the company                            68,915      1,000,606       (163,587)     (8,067)
   Withdrawals                             (462,273)      (154,731)    (1,102,178)   (268,304)
   Annual contract fee                       (1,962)        (4,821)        (4,739)     (8,236)
                                         ----------     ----------    -----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (368,295)     1,112,831     (1,221,293)    152,176
                                         ----------     ----------    -----------  ----------
Total increase (decrease) in contract
   owners' equity                           141,814      1,328,429       (253,587)    477,022
Contract owners' equity at beginning
   of period                              4,495,292      1,580,759     11,533,623   3,737,429
                                         ----------     ----------    -----------  ----------
Contract owners' equity at end of
   period                                $4,637,106     $2,909,188    $11,280,036  $4,214,451
                                         ==========     ==========    ===========  ==========

(5) On May 1, 2006 International Stock was renamed International Core through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         REAL ESTATE    REAL ESTATE
                                        SECURITIES- A  SECURITIES B  HIGH YIELD- A  HIGH YIELD- B
                                        -------------  ------------  -------------  -------------
Income:
   Dividends                             $ 1,919,740   $ 2,468,436    $   639,652    $   759,056
Expenses:
   Mortality and expense risk and
      administration charges                 112,774       158,879        111,846        134,345
                                         -----------   -----------    -----------    -----------
Net investment income (loss)               1,806,966     2,309,557        527,806        624,711
Net realized gain (loss)                     404,238       403,696         85,818         76,116
Unrealized appreciation (depreciation)
   during the period                        (232,132)      (42,458)      (207,831)      (277,548)
                                         -----------   -----------    -----------    -----------
Net increase (decrease) in contract
   owners equity from operations           1,979,072     2,670,795        405,793        423,279
Changes from principal transactions:
   Purchase payments                          46,394     1,137,349         12,880        540,193
   Transfers between sub-accounts and
      the company                            127,693      (613,602)    (1,068,684)    (3,034,331)
   Withdrawals                              (536,096)     (658,686)      (906,262)      (725,024)
   Annual contract fee                        (4,653)      (20,427)        (3,350)       (14,567)
                                         -----------   -----------    -----------    -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (366,662)     (155,366)    (1,965,416)    (3,233,729)
                                         -----------   -----------    -----------    -----------
Total increase (decrease) in contract
   owners' equity                          1,612,410     2,515,429     (1,559,623)    (2,810,450)
Contract owners' equity at beginning
   of period                               8,903,056    11,818,404     10,070,617     11,997,304
                                         -----------   -----------    -----------    -----------
Contract owners' equity at end of
   period                                $10,515,466   $14,333,833    $ 8,510,994    $ 9,186,854
                                         ===========   ===========    ===========    ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                             LIFESTYLE           LIFESTYLE         LIFESTYLE       LIFESTYLE
                                        AGGRESSIVE - A (6)  AGGRESSIVE - B (6)  GROWTH - A (7)  GROWTH - B (7)
                                        ------------------  ------------------  --------------  --------------
Income:
   Dividends                               $ 1,476,405         $ 16,141,376      $ 4,390,503     $ 59,055,790
Expenses:
   Mortality and expense risk and
      administration charges                    61,755              661,691          393,622        5,866,037
                                           -----------         ------------      -----------     ------------
Net investment income (loss)                 1,414,650           15,479,685        3,996,881       53,189,753
Net realized gain (loss)                       131,120              475,383          359,024        2,128,873
Unrealized appreciation (depreciation)
   during the period                        (1,254,503)         (13,101,209)      (2,780,103)     (34,950,887)
                                           -----------         ------------      -----------     ------------
Net increase (decrease) in contract
   owners equity from operations               291,267            2,853,859        1,575,802       20,367,739
Changes from principal transactions:
   Purchase payments                            83,885            2,231,727          243,351      208,379,742
   Transfers between sub-accounts and
      the company                             (255,541)           1,580,261        2,124,532       19,218,262
   Withdrawals                                (504,916)          (2,891,671)      (2,292,000)     (11,785,233)
   Annual contract fee                          (4,446)            (175,640)         (18,724)        (482,983)
                                           -----------         ------------      -----------     ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              (681,018)             744,677           57,159      215,329,788
                                           -----------         ------------      -----------     ------------
Total increase (decrease) in contract
   owners' equity                             (389,751)           3,598,536        1,632,961      235,697,527
Contract owners' equity at beginning
   of period                                 5,513,916           53,630,798       32,112,400      359,980,727
                                           -----------         ------------      -----------     ------------
Contract owners' equity at end of
   period                                  $ 5,124,165         $ 57,229,334      $33,745,361     $595,678,254
                                           ===========         ============      ===========     ============

(6) On May 1, 2006 Lifestyle Aggressive 1000 was renamed Lifestyle Aggressive through a vote of the Board of Directors.

(7) On May 1, 2006 Lifestyle Growth 820 was renamed Lifestyle Growth through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                            LIFESTYLE         LIFESTYLE         LIFESTYLE        LIFESTYLE
                                        BALANCED - A (8)  BALANCED - B (8)  MODERATE - A (9)  MODERATE - B (9)
                                        ----------------  ----------------  ----------------  ----------------
Income:
   Dividends                              $ 6,573,403       $ 54,192,171      $ 2,492,292       $ 12,091,062
Expenses:
   Mortality and expense risk and
      administration charges                  643,394          5,791,820          326,034          1,694,844
                                          -----------       ------------      -----------       ------------
Net investment income (loss)                5,930,009         48,400,351        2,166,258         10,396,218
Net realized gain (loss)                      814,300          2,124,554          308,724            387,939
Unrealized appreciation (depreciation)
   during the period                       (3,962,106)       (28,487,104)      (1,377,956)        (5,258,047)
                                          -----------       ------------      -----------       ------------
Net increase (decrease) in contract
   owners equity from operations            2,782,203         22,037,801        1,097,026          5,526,110
Changes from principal transactions:
   Purchase payments                          238,361        148,417,818           75,410         31,559,782
   Transfers between sub-accounts and
      the company                           1,091,872         19,302,668        1,515,521         12,998,879
   Withdrawals                             (6,531,626)       (14,951,079)      (2,192,504)        (5,598,338)
   Annual contract fee                        (20,421)          (450,250)          (7,713)          (109,290)
                                          -----------       ------------      -----------       ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (5,221,814)       152,319,157         (609,286)        38,851,033
                                          -----------       ------------      -----------       ------------
Total increase (decrease) in contract
   owners' equity                          (2,439,611)       174,356,958          487,740         44,377,143
Contract owners' equity at beginning
   of period                               56,457,735        388,166,829       26,757,305        116,397,155
                                          -----------       ------------      -----------       ------------
Contract owners' equity at end of
   period                                 $54,018,124       $562,523,787      $27,245,045       $160,774,298
                                          ===========       ============      ===========       ============

(8) On May 1, 2006 Lifestyle Balanced 640 was renamed Lifestyle Balanced through a vote of the Board of Directors.

(9) On May 1, 2006 Lifestyle Moderate 460 was renamed Lifestyle Moderate through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                              LIFESTYLE                LIFESTYLE      SMALL COMPANY  SMALL COMPANY
                                        CONSERVATIVE - A (10)  CONSERVATIVE - B (10)    VALUE - A       VALUE- B
                                        ---------------------  ---------------------  -------------  -------------
Income:
   Dividends                                 $ 1,147,021            $ 4,375,889        $ 2,049,149    $ 3,375,562
Expenses:
   Mortality and expense risk and
      administration charges                     183,985                731,767            152,712        270,791
                                             -----------            -----------        -----------    -----------
Net investment income (loss)                     963,036              3,644,122          1,896,437      3,104,771
Net realized gain (loss)                          65,136               (632,084)           993,234      1,220,909
Unrealized appreciation (depreciation)
   during the period                            (452,827)              (932,072)        (2,119,858)    (3,164,697)
                                             -----------            -----------        -----------    -----------
Net increase (decrease) in contract
   owners equity from operations                 575,345              2,079,966            769,813      1,160,983
Changes from principal transactions:
   Purchase payments                             133,253              8,727,152             58,708      1,266,837
   Transfers between sub-accounts and
      the company                                260,560              3,771,268           (630,547)      (602,738)
   Withdrawals                                  (841,100)            (2,319,841)        (1,266,750)    (1,206,415)
   Annual contract fee                            (7,737)               (51,630)            (6,149)       (47,545)
                                             -----------            -----------        -----------    -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                                (455,024)            10,126,949         (1,844,738)      (589,861)
                                             -----------            -----------        -----------    -----------
Total increase (decrease) in contract
   owners' equity                                120,321             12,206,915         (1,074,925)       571,122
Contract owners' equity at beginning
   of period                                  15,366,540             53,305,870         12,879,390     21,022,087
                                             -----------            -----------        -----------    -----------
Contract owners' equity at end of
   period                                    $15,486,861            $65,512,785        $11,804,465    $21,593,209
                                             ===========            ===========        ===========    ===========

(10) On May 1, 2006 Lifestyle Conservative 280 was renamed Lifestyle Conservative through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        INTERNATIONAL  INTERNATIONAL     TOTAL        TOTAL
                                           VALUE- A       VALUE- B     RETURN- A    RETURN- B
                                        -------------  -------------  -----------  -----------
Income:
   Dividends                             $ 1,178,784    $ 1,254,065   $ 1,094,016  $ 1,088,609
Expenses:
   Mortality and expense risk and
      administration charges                 205,050        237,876       389,736      406,653
                                         -----------    -----------   -----------  -----------
Net investment income (loss)                 973,734      1,016,189       704,280      681,956
Net realized gain (loss)                     624,429        972,585      (115,092)    (203,173)
Unrealized appreciation (depreciation)
   during the period                         824,202        593,136      (140,568)      (9,190)
                                         -----------    -----------   -----------  -----------
Net increase (decrease) in contract
   owners equity from operations           2,422,365      2,581,910       448,620      469,593
Changes from principal transactions:
   Purchase payments                         103,518      1,319,060       163,339      953,807
   Transfers between sub-accounts and
      the company                            622,032       (408,440)     (309,111)  (1,418,414)
   Withdrawals                            (1,752,272)      (838,222)   (3,193,384)  (2,885,088)
   Annual contract fee                        (8,027)       (46,434)      (10,011)     (59,782)
                                         -----------    -----------   -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
    transactions:                         (1,034,749)        25,964    (3,349,167)  (3,409,477)
                                         -----------    -----------   -----------  -----------
Total increase (decrease) in contract
   owners' equity                          1,387,616      2,607,874    (2,900,547)  (2,939,884)
Contract owners' equity at beginning
   of period                              17,394,329     18,689,585    33,956,035   35,980,388
                                         -----------    -----------   -----------  -----------
Contract owners' equity at end of
   period                                $18,781,945    $21,297,459   $31,055,488  $33,040,504
                                         ===========    ===========   ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         U.S. LARGE   U.S. LARGE    MID- CAP     MID- CAP
                                           CAP- A       CAP- B      STOCK- A     STOCK- B
                                        -----------  -----------  -----------  -----------
Income:
   Dividends                            $    87,661  $    51,535  $   829,036  $   827,112
Expenses:
   Mortality and expense risk and
      administration charges                177,990      158,417      228,198      231,490
                                        -----------  -----------  -----------  -----------
Net investment income (loss)                (90,329)    (106,882)     600,838      595,622
Net realized gain (loss)                    550,956      936,172      996,069      708,727
Unrealized appreciation (depreciation)
   during the period                        291,143     (210,292)  (1,061,970)    (780,697)
                                        -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners equity from operations            751,770      618,998      534,937      523,652
Changes from principal transactions:
   Purchase payments                         90,629      538,800      256,145      869,206
   Transfers between sub-accounts and
      the company                          (747,880)    (787,790)    (435,872)    (277,231)
   Withdrawals                           (1,656,024)  (1,858,408)  (1,403,323)    (655,928)
   Annual contract fee                       (7,623)     (37,132)      (8,992)     (49,439)
                                        -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                         (2,320,898)  (2,144,530)  (1,592,042)    (113,392)
                                        -----------  -----------  -----------  -----------
Total increase (decrease) in contract
   owners' equity                        (1,569,128)  (1,525,532)  (1,057,105)     410,260
Contract owners' equity at beginning
   of period                             16,086,275   13,842,979   19,433,995   19,219,560
                                        -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                               $14,517,147  $12,317,447  $18,376,890  $19,629,820
                                        ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                           GLOBAL        GLOBAL       DYNAMIC     DYNAMIC
                                        ALLOCATION-A  ALLOCATION-B   GROWTH- A   GROWTH- B
                                        ------------  ------------  ----------  ----------
Income:
   Dividends                             $   29,889   $    83,937   $       --  $       --
Expenses:
   Mortality and expense risk and
      administration charges                 31,670       124,973       57,089      35,989
                                         ----------   -----------   ----------  ----------
Net investment income (loss)                 (1,781)      (41,036)     (57,089)    (35,989)
Net realized gain (loss)                     51,303       165,260      305,517     227,854
Unrealized appreciation (depreciation)
   during the period                        118,631       477,536     (175,749)   (173,848)
                                         ----------   -----------   ----------  ----------
Net increase (decrease) in contract
   owners equity from operations            168,153       601,760       72,679      18,017
Changes from principal transactions:
   Purchase payments                            980     3,717,370       28,005      52,023
   Transfers between sub-accounts and
      the company                            (7,194)    1,096,831     (283,790)    (68,382)
   Withdrawals                             (170,480)      (89,200)    (545,110)   (295,490)
   Annual contract fee                         (926)       (6,389)      (2,914)     (6,461)
                                         ----------   -----------   ----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (177,620)    4,718,612     (803,809)   (318,310)
                                         ----------   -----------   ----------  ----------
Total increase (decrease) in contract
   owners' equity                            (9,467)    5,320,372     (731,130)   (300,293)
Contract owners' equity at beginning
   of period                              2,807,193     7,720,254    4,959,522   3,086,058
                                         ----------   -----------   ----------  ----------
Contract owners' equity at end of
   period                                $2,797,726   $13,040,626   $4,228,392  $2,785,765
                                         ==========   ===========   ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          TOTAL STOCK      TOTAL STOCK
                                        MARKET INDEX- A  MARKET INDEX- B  500 INDEX- A  500 INDEX- B
                                        ---------------  ---------------  ------------  ------------
Income:
   Dividends                              $   27,939       $   85,175     $    77,934   $   141,001
Expenses:
   Mortality and expense risk and
      administration charges                  21,809           77,667          99,234       215,237
                                          ----------       ----------     -----------   -----------
Net investment income (loss)                   6,130            7,508         (21,300)      (74,236)
Net realized gain (loss)                      84,856          222,588         503,453       590,474
Unrealized appreciation (depreciation)
   during the period                          18,590          150,768         (34,576)      584,807
                                          ----------       ----------     -----------   -----------
Net increase (decrease) in contract
   owners equity from operations             109,576          380,864         447,577     1,101,045
Changes from principal transactions:
   Purchase payments                          46,166          227,566          54,101       526,245
   Transfers between sub-accounts and
      the company                            (88,081)        (128,739)     (2,305,306)   (1,847,564)
   Withdrawals                              (131,739)        (659,337)       (820,140)     (653,631)
   Annual contract fee                          (901)         (15,478)         (3,162)      (38,569)
                                          ----------       ----------     -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (174,555)        (575,988)     (3,074,507)   (2,013,519)
                                          ----------       ----------     -----------   -----------
Total increase (decrease) in contract
   owners' equity                            (64,979)        (195,124)     (2,626,930)     (912,474)
Contract owners' equity at beginning
   of period                               1,835,515        6,496,628       9,930,056    18,514,359
                                          ----------       ----------     -----------   -----------
Contract owners' equity at end of
   period                                 $1,770,536       $6,301,504     $ 7,303,126   $17,601,885
                                          ==========       ==========     ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          Mid Cap     Mid Cap    Small Cap   Small Cap
                                         Index- A    Index- B    Index- A    Index- B
                                        ----------  ----------  ----------  ----------
Income:
   Dividends                            $  113,460  $  355,814  $   52,455  $  190,757
Expenses:
   Mortality and expense risk and
      administration charges                26,461      86,872      18,971      74,264
                                        ----------  ----------  ----------  ----------
Net investment income (loss)                86,999     268,942      33,484     116,493
Net realized gain (loss)                   122,062     332,254      60,183     223,550
Unrealized appreciation (depreciation)
   during the period                      (178,402)   (509,142)      6,662      64,734
                                        ----------  ----------  ----------  ----------
Net increase (decrease) in contract
   owners equity from operations            30,659      92,054     100,329     404,777
Changes from principal transactions:
   Purchase payments                        15,154     351,730       2,135     167,739
   Transfers between sub-accounts and
      the company                           36,958    (460,902)     40,467    (193,270)
   Withdrawals                            (208,333)   (266,834)   (172,539)   (194,989)
   Annual contract fee                      (1,480)    (16,564)       (977)    (15,573)
                                        ----------  ----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                          (157,701)   (392,570)   (130,914)   (236,093)
                                        ----------  ----------  ----------  ----------
Total increase (decrease) in contract
   owners' equity                         (127,042)   (300,516)    (30,585)    168,684
Contract owners' equity at beginning
   of period                             2,255,761   7,184,846   1,514,995   5,879,207
                                        ----------  ----------  ----------  ----------
Contract owners' equity at end of
   period                               $2,128,719  $6,884,330  $1,484,410  $6,047,891
                                        ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                            Capital          Capital         Health       Health
                                        Appreciation- A  Appreciation- B  Sciences- A  Sciences- B
                                        ---------------  ---------------  -----------  -----------
Income:
   Dividends                              $   148,109      $   356,627    $  364,786   $  724,294
Expenses:
   Mortality and expense risk and
      administration charges                   99,872          103,908        46,944       92,314
                                          -----------      -----------    ----------   ----------
Net investment income (loss)                   48,237          252,719       317,842      631,980
Net realized gain (loss)                       51,051          159,193       157,257      187,364
Unrealized appreciation (depreciation)
   during the period                         (629,622)        (915,412)     (451,720)    (745,212)
                                          -----------      -----------    ----------   ----------
Net increase (decrease) in contract
   owners equity from operations             (530,334)        (503,500)       23,379       74,132
Changes from principal transactions:
   Purchase payments                           62,712          297,206        12,604      481,195
   Transfers between sub-accounts and
      the company                          13,646,415       11,227,765        37,302     (150,470)
   Withdrawals                             (1,125,580)      (1,218,053)     (255,162)    (487,282)
   Annual contract fee                         (3,596)         (22,603)       (2,274)     (21,083)
                                          -----------      -----------    ----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           12,579,951       10,284,315      (207,530)    (177,640)
                                          -----------      -----------    ----------   ----------
Total increase (decrease) in contract
   owners' equity                          12,049,617        9,780,815      (184,151)    (103,508)
Contract owners' equity at beginning
   of period                                1,998,801        3,233,242     3,936,572    7,781,740
                                          -----------      -----------    ----------   ----------
Contract owners' equity at end of
   period                                 $14,048,418      $13,014,057    $3,752,421   $7,678,232
                                          ===========      ===========    ==========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
        STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         FINANCIAL     FINANCIAL  QUANTITATIVE  QUANTITATIVE
                                        SERVICES- A  SERVICES- B   MID CAP- A    MID CAP- B
                                        -----------  -----------  ------------  ------------
Income:
   Dividends                            $    8,565   $    9,822    $ 182,721     $  408,660
Expenses:
   Mortality and expense risk and
      administration charges                27,502       53,999        6,864         15,638
                                        ----------   ----------    ---------     ----------
Net investment income (loss)               (18,937)     (44,177)     175,857        393,022
Net realized gain (loss)                   138,751      257,014        8,034        (19,279)
Unrealized appreciation (depreciation)
   during the period                       149,983      300,413     (196,852)      (410,748)
                                        ----------   ----------    ---------     ----------
Net increase (decrease) in contract
   owners equity from operations           269,797      513,250      (12,961)       (37,005)
Changes from principal transactions:
   Purchase payments                        12,932      387,796        5,014         12,345
   Transfers between sub-accounts and
      the company                          615,288       98,051      (61,674)      (161,604)
   Withdrawals                            (159,531)    (255,119)     (79,572)       (93,491)
   Annual contract fee                      (1,170)     (10,160)        (560)        (2,804)
                                        ----------   ----------    ---------     ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           467,519      220,568     (136,792)      (245,554)
                                        ----------   ----------    ---------     ----------
Total increase (decrease) in contract
   owners' equity                          737,316      733,818     (149,753)      (282,559)
Contract owners' equity at beginning
   of period                             2,331,973    4,302,732      646,652      1,350,841
                                        ----------   ----------    ---------     ----------
Contract owners' equity at end of
   period                               $3,069,289   $5,036,550    $ 496,899     $1,068,282
                                        ==========   ==========    =========     ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          ALL CAP     ALL CAP     STRATEGIC   STRATEGIC
                                         VALUE- A     VALUE- B    VALUE- A    VALUE- B
                                        ----------  -----------  ----------  ----------
Income:
   Dividends                            $  865,121  $ 1,949,551  $   90,083  $  255,079
Expenses:
   Mortality and expense risk and
      administration charges                47,533      105,997      17,939      49,842
                                        ----------  -----------  ----------  ----------
Net investment income (loss)               817,588    1,843,554      72,144     205,237
Net realized gain (loss)                   106,230      186,053      32,493      48,887
Unrealized appreciation (depreciation)
   during the period                      (653,960)  (1,429,119)    (18,088)     (7,091)
                                        ----------  -----------  ----------  ----------
Net increase (decrease) in contract
   owners equity from operations           269,858      600,488      86,549     247,033
Changes from principal transactions:
   Purchase payments                        14,727      425,521      15,708     163,727
   Transfers between sub-accounts and
      the company                          125,905      178,012    (184,050)   (524,448)
   Withdrawals                            (302,244)    (872,631)    (82,720)   (115,002)
   Annual contract fee                      (1,573)     (22,022)     (1,071)    (11,674)
                                        ----------  -----------  ----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                          (163,185)    (291,120)   (252,133)   (487,397)
                                        ----------  -----------  ----------  ----------
Total increase (decrease) in contract
   owners' equity                          106,673      309,368    (165,584)   (240,364)
Contract owners' equity at beginning
   of period                             3,790,652    8,417,115   1,466,411   4,561,870
                                        ----------  -----------  ----------  ----------
Contract owners' equity at end of
   period                               $3,897,325  $ 8,726,483  $1,300,827  $4,321,506
                                        ==========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                      MID CAP      MID CAP
                                        UTILITIES- A  UTILITIES- B    VALUE- A     VALUE- B
                                        ------------  ------------  -----------  -----------
Income:
   Dividends                             $  564,497   $  856,752    $ 1,930,482  $ 4,172,961
Expenses:
   Mortality and expense risk and
      administration charges                 46,073       72,578        131,052      286,680
                                         ----------   ----------    -----------  -----------
Net investment income (loss)                518,424      784,174      1,799,430    3,886,281
Net realized gain (loss)                    181,317      281,846        653,740      781,602
Unrealized appreciation (depreciation)
   during the period                       (191,866)    (293,387)    (2,258,112)  (4,359,487)
                                         ----------   ----------    -----------  -----------
Net increase (decrease) in contract
   owners equity from operations            507,875      772,633        195,058      308,396
Changes from principal transactions:
   Purchase payments                         31,711      830,716         49,004    1,021,355
   Transfers between sub-accounts and
      the company                           393,899      239,286       (876,493)  (1,644,972)
   Withdrawals                             (142,719)    (149,023)    (1,494,720)  (1,064,354)
   Annual contract fee                       (2,344)      (9,915)        (5,818)     (54,332)
                                         ----------   ----------    -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            280,547      911,064     (2,328,027)  (1,742,303)
                                         ----------   ----------    -----------  -----------
Total increase (decrease) in contract
   owners' equity                           788,422    1,683,697     (2,132,969)  (1,433,907)
Contract owners' equity at beginning
   of period                              3,647,241    5,065,862     12,242,727   24,444,304
                                         ----------   ----------    -----------  -----------
Contract owners' equity at end of
   period                                $4,435,663   $6,749,559    $10,109,758  $23,010,397
                                         ==========   ==========    ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        FUNDAMENTAL VALUE- A  FUNDAMENTAL VALUE- B  EMERGING GROWTH- B  NATURAL RESOURCES- B
                                        --------------------  --------------------  ------------------  --------------------
Income:
   Dividends                                $   383,296           $ 1,097,954           $  551,446          $ 2,779,707
Expenses:
   Mortality and expense risk and
      administration charges                    110,590               334,045               16,539              176,213
                                            -----------           -----------           ----------          -----------
Net investment income (loss)                    272,706               763,909              534,907            2,603,494
Net realized gain (loss)                        535,457               714,408             (179,498)           1,961,126
Unrealized appreciation (depreciation)
   during the period                           (364,526)             (131,505)            (346,077)          (4,007,729)
                                            -----------           -----------           ----------          -----------
Net increase (decrease) in contract
   owners equity from operations                443,637             1,346,812                9,332              556,891
Changes from principal transactions:
   Purchase payments                             16,848             5,598,799               54,885            1,795,528
   Transfers between sub-accounts and
      the company                              (110,486)            1,154,196              689,523             (315,185)
   Withdrawals                               (1,215,321)             (642,235)            (202,513)            (575,852)
   Annual contract fee                           (4,099)              (45,958)              (2,735)             (22,538)
                                            -----------           -----------           ----------          -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                             (1,313,058)            6,064,802              539,160              881,953
                                            -----------           -----------           ----------          -----------
Total increase (decrease) in contract
   owners' equity                              (869,421)            7,411,614              548,492            1,438,844
Contract owners' equity at beginning
   of period                                  9,548,498            23,935,360              899,544           12,127,398
                                            -----------           -----------           ----------          -----------
Contract owners' equity at end
   of period                                $ 8,679,077           $31,346,974           $1,448,036          $13,566,242
                                            ===========           ===========           ==========          ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                         QUANTITATIVE                          SMALL CAP
                                        MID CAP CORE- B   ALL CAP- B   LARGE CAP VALUE- B  OPPORTUNITIES- A
                                        ---------------  ------------  ------------------  ----------------
Income:
   Dividends                              $  103,546      $  28,023        $  472,260         $  145,456
Expenses:
   Mortality and expense risk and
      administration charges                  41,430          6,093            70,207             51,154
                                          ----------      ---------        ----------         ----------
Net investment income (loss)                  62,116         21,930           402,053             94,302
Net realized gain (loss)                      26,220         13,495           341,723            132,693
Unrealized appreciation (depreciation)
   during the period                          19,770         (6,836)         (400,343)          (122,620)
                                          ----------      ---------        ----------         ----------
Net increase (decrease) in contract
   owners equity from operations             108,106         28,589           343,433            104,375
Changes from principal transactions:
   Purchase payments                         327,239         14,269           637,800              3,306
   Transfers between sub-accounts and
      the company                            (52,359)      (169,599)          355,313           (128,338)
   Withdrawals                              (197,095)        (1,007)         (328,309)          (415,319)
   Annual contract fee                        (8,037)        (1,486)           (8,676)            (1,399)
                                          ----------      ---------        ----------         ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              69,748       (157,823)          656,128           (541,750)
                                          ----------      ---------        ----------         ----------
Total increase (decrease) in contract
   owners' equity                            177,854       (129,234)          999,561           (437,375)
Contract owners' equity at beginning
   of period                               3,360,006        630,807         4,958,669          4,587,047
                                          ----------      ---------        ----------         ----------
Contract owners' equity at end
   of period                              $3,537,860      $ 501,573        $5,958,230         $4,149,672
                                          ==========      =========        ==========         ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                            SMALL CAP                                                AMERICAN
                                        OPPORTUNITIES- B  SPECIAL VALUE- B  REAL RETURN BOND- B  INTERNATIONAL B
                                        ----------------  ----------------  -------------------  ---------------
Income:
   Dividends                               $  272,048        $  88,478          $   606,271        $ 1,313,186
Expenses:
   Mortality and expense risk and
      administration charges                  102,636            9,833              168,820            889,259
                                           ----------        ---------          -----------        -----------
Net investment income (loss)                  169,412           78,645              437,451            423,927
Net realized gain (loss)                      219,297           18,070              (91,426)         1,894,831
Unrealized appreciation (depreciation)
   during the period                         (258,439)         (85,903)            (288,691)         3,626,376
                                           ----------        ---------          -----------        -----------
Net increase (decrease) in contract
   owners equity from operations              130,270           10,812               57,334          5,945,134
Changes from principal transactions:
   Purchase payments                          698,463           45,925              209,790         18,717,714
   Transfers between sub-accounts and
      the company                            (231,586)         (67,141)          (2,635,402)         4,504,306
   Withdrawals                               (338,364)         (90,004)          (1,590,475)        (4,190,343)
   Annual contract fee                        (24,870)          (1,277)             (24,619)           (64,348)
                                           ----------        ---------          -----------        -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              103,643         (112,497)          (4,040,706)        18,967,329
                                           ----------        ---------          -----------        -----------
Total increase (decrease) in contract
   owners' equity                             233,913         (101,685)          (3,983,372)        24,912,463
Contract owners' equity at beginning
   of period                                8,363,315          811,017           16,444,746         58,260,081
                                           ----------        ---------          -----------        -----------
Contract owners' equity at end
   of period                               $8,597,228        $ 709,332          $12,461,374        $83,172,544
                                           ==========        =========          ===========        ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                          AMERICAN    AMERICAN BLUE CHIP  AMERICAN GROWTH  AMERICAN BOND
                                          GROWTH- B   INCOME & GROWTH- B      INCOME-B        FUND- B
                                        ------------  ------------------  ---------------  -------------
Income:
   Dividends                            $  1,068,507     $   421,912       $  1,224,110     $        --
Expenses:
   Mortality and expense risk and
      administration charges               1,567,052         232,562          1,362,114         539,015
                                        ------------     -----------       ------------     -----------
Net investment income (loss)                (498,545)        189,350           (138,004)       (539,015)
Net realized gain (loss)                   1,996,523         224,980          1,320,431           1,578
Unrealized appreciation (depreciation)
   during the period                        (456,079)      1,387,882          6,485,440       1,969,388
                                        ------------     -----------       ------------     -----------
Net increase (decrease) in contract
   owners equity from operations           1,041,899       1,802,212          7,667,867       1,431,951
Changes from principal transactions:
   Purchase payments                      30,366,975         683,128         29,368,614      29,093,876
   Transfers between sub-accounts and
      the company                          8,091,702         410,054          3,358,915       8,111,837
   Withdrawals                            (4,532,961)       (701,607)        (4,761,631)       (606,962)
   Annual contract fee                      (131,337)        (34,747)           (82,810)         (1,765)
                                        ------------     -----------       ------------     -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                          33,794,379         356,828         27,883,088      36,596,986
                                        ------------     -----------       ------------     -----------
Total increase (decrease) in contract
   owners' equity                         34,836,278       2,159,040         35,550,955      38,028,937
Contract owners' equity at beginning
   of period                             109,808,347      18,446,369         92,410,245      22,448,113
                                        ------------     -----------       ------------     -----------
Contract owners' equity at end of
   period                               $144,644,625     $20,605,409       $127,961,200     $60,477,050
                                        ============     ===========       ============     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        AMERICAN CENTURY-   PIMCO VIT
                                          SMALL COMPANY     ALL ASSET  CORE EQUITY  CLASSIC VALUE
                                        -----------------  ----------  -----------  -------------
Income:
   Dividends                                $  48,177      $  141,806  $  371,850    $    5,528
Expenses:
   Mortality and expense risk and
      administration charges                    4,200          65,134      68,294        18,616
                                            ---------      ----------  ----------    ----------
Net investment income (loss)                   43,977          76,672     303,556       (13,088)
Net realized gain (loss)                       14,919          25,068      11,199        24,901
Unrealized appreciation (depreciation)
   during the period                          (63,038)        (46,483)   (604,773)      140,814
                                            ---------      ----------  ----------    ----------
Net increase (decrease) in contract
   owners equity from operations               (4,142)         55,257    (290,018)      152,627
Changes from principal transactions:
   Purchase payments                           13,865         426,658     469,615       216,590
   Transfers between sub-accounts and
      the company                            (188,885)       (621,560)    601,041       788,611
   Withdrawals                                (32,485)       (285,608)   (202,915)      (13,941)
   Annual contract fee                           (384)        (12,271)     (4,543)       (1,208)
                                            ---------      ----------  ----------    ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                             (207,889)       (492,781)    863,198       990,052
                                            ---------      ----------  ----------    ----------
Total increase (decrease) in contract
   owners' equity                            (212,031)       (437,524)    573,180     1,142,679
Contract owners' equity at beginning
   of period                                  507,868       5,434,732   5,273,370     1,274,094
                                            ---------      ----------  ----------    ----------
Contract owners' equity at end of
   period                                   $ 295,837      $4,997,208  $5,846,550    $2,416,773
                                            =========      ==========  ==========    ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        QUANTITATIVE     U.S. GLOBAL        U.S. GLOBAL       JOHN HANCOCK
                                            VALUE     LEADERS GROWTH- A  LEADERS GROWTH- B  STRATEGIC INCOME
                                        ------------  -----------------  -----------------  ----------------
Income:
   Dividends                              $ 25,266       $   15,395         $   41,110         $    4,971
Expenses:
   Mortality and expense risk and
      administration charges                 2,615           20,157             50,978             25,968
                                          --------       ----------         ----------         ----------
Net investment income (loss)                22,651           (4,762)            (9,868)           (20,997)
Net realized gain (loss)                   (11,388)           1,794             14,212              7,184
Unrealized appreciation (depreciation)
   during the period                        (3,203)         (48,681)          (144,279)            38,552
                                          --------       ----------         ----------         ----------
Net increase (decrease) in contract
   owners equity from operations             8,060          (51,649)          (139,935)            24,739
Changes from principal transactions:
   Purchase payments                             0            7,374             62,654             84,301
   Transfers between sub-accounts and
      the company                           74,989          (18,192)          (138,125)           562,028
   Withdrawals                              (2,206)        (101,016)          (124,315)           (93,597)
   Annual contract fee                        (125)            (935)            (7,818)            (2,146)
                                          --------       ----------         ----------         ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            72,657         (112,769)          (207,604)           550,586
                                          --------       ----------         ----------         ----------
Total increase (decrease) in contract
   owners' equity                           80,717         (164,418)          (347,539)           575,325
Contract owners' equity at beginning
   of period                               123,912        1,674,225          4,576,232          1,718,510
                                          --------       ----------         ----------         ----------
Contract owners' equity at end of
   period                                 $204,629       $1,509,807         $4,228,693         $2,293,835
                                          ========       ==========         ==========         ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        JOHN HANCOCK INTL'  JOHN HANCOCK INTL'
                                            EQ INDEX- A         EQ INDEX- B     ACTIVE BOND- A  ACTIVE BOND-B
                                        ------------------  ------------------  --------------  -------------
Income:
   Dividends                                $   24,117          $   50,744       $   266,708     $ 1,630,598
Expenses:
   Mortality and expense risk and
      administration charges                    16,803              41,762           113,168         758,984
                                            ----------          ----------       -----------     -----------
Net investment income (loss)                     7,314               8,982           153,540         871,614
Net realized gain (loss)                        81,640              84,083            (1,609)       (148,036)
Unrealized appreciation (depreciation)
   during the period                            63,515             266,274            (8,915)          4,275
                                            ----------          ----------       -----------     -----------
Net increase (decrease) in contract
   owners equity from operations               152,469             359,339           143,016         727,853
Changes from principal transactions:
   Purchase payments                             9,138             131,546            35,013       2,691,143
   Transfers between sub-accounts and
      the company                              416,013             379,695          (381,694)       (977,839)
   Withdrawals                                (118,805)           (140,056)         (885,119)     (3,520,401)
   Annual contract fee                            (719)             (9,617)           (3,548)        (37,680)
                                            ----------          ----------       -----------     -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                               305,627             361,568        (1,235,348)     (1,844,777)
                                            ----------          ----------       -----------     -----------
Total increase (decrease) in contract
   owners' equity                              458,096             720,907        (1,092,332)     (1,116,924)
Contract owners' equity at beginning
   of period                                 1,087,074           3,077,328        10,219,386      63,215,160
                                            ----------          ----------       -----------     -----------
Contract owners' equity at end
   of period                                $1,545,170          $3,798,235       $ 9,127,054     $62,098,236
                                            ==========          ==========       ===========     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                           INDEPENDENCE
                                        CGTC OVERSEAS  INVESTMENT LLC SMALL  MARISCO INTERNATIONAL  T ROWE PRICE MID
                                          EQUITY- B            CAP-B            OPPORTUNITIES- B        VALUE- B
                                        -------------  --------------------  ---------------------  ----------------
Income:
   Dividends                              $ 22,005           $ 7,986              $   64,504           $   45,662
Expenses:
   Mortality and expense risk and
      administration charges                 6,759               977                  16,577                7,066
                                          --------           -------              ----------           ----------
Net investment income (loss)                15,246             7,009                  47,927               38,596
Net realized gain (loss)                    10,258            (3,007)                 10,398                1,658
Unrealized appreciation (depreciation)
   during the period                         2,677            (8,771)                  2,962               (1,947)
                                          --------           -------              ----------           ----------
Net increase (decrease) in contract
   owners equity from operations            28,181            (4,769)                 61,287               38,307
Changes from principal transactions:
   Purchase payments                       171,666            11,032                 355,654              260,637
   Transfers between sub-accounts and
      the company                          411,367             1,829               1,133,117              571,316
   Withdrawals                             (36,627)             (153)               (107,196)             (22,039)
   Annual contract fee                      (1,420)             (210)                 (2,336)                (847)
                                          --------           -------              ----------           ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           544,986            12,498               1,379,239              809,067
                                          --------           -------              ----------           ----------
Total increase (decrease) in contract
   owners' equity                          573,167             7,729               1,440,526              847,374
Contract owners' equity at beginning
   of period                               169,740            60,199                 600,678              187,574
                                          --------           -------              ----------           ----------
Contract owners' equity at end
   of period                              $742,907           $67,928              $2,041,204           $1,034,948
                                          ========           =======              ==========           ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                                WELLINGTON SMALL CAP  WELLINGTON SMALL CAP
                                        UBS LARGE CAP- B  U.S. HIGH YIELD BOND        GROWTH- B              VALUE-B
                                        ----------------  --------------------  --------------------  --------------------
Income:
   Dividends                                $  2,541            $  3,446             $       --            $  251,761
Expenses:
   Mortality and expense risk and
      administration charges                   1,073               1,228                 12,464                17,445
                                            --------            --------             ----------            ----------
Net investment income (loss)                   1,468               2,218                (12,464)              234,316
Net realized gain (loss)                       3,319                 327                 33,410               (56,468)
Unrealized appreciation (depreciation)
   during the period                           2,092               1,616                (60,146)              (84,551)
                                            --------            --------             ----------            ----------
Net increase (decrease) in contract
   owners equity from operations               6,879               4,161                (39,200)               93,297
Changes from principal transactions:
   Purchase payments                           6,976               3,575                258,067               220,243
   Transfers between sub-accounts and
      the company                            (22,586)             59,972                583,023               809,007
   Withdrawals                                  (122)             (4,526)               (16,816)              (86,470)
   Annual contract fee                          (227)                (33)                (1,091)               (1,396)
                                            --------            --------             ----------            ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                             (15,959)             58,988                823,183               941,384
                                            --------            --------             ----------            ----------
Total increase (decrease) in contract
   owners' equity                             (9,080)             63,149                783,983             1,034,681
Contract owners' equity at beginning
   of period                                 101,085              67,344                477,956               827,472
                                            --------            --------             ----------            ----------
Contract owners' equity at end
   of period                                $ 92,005            $130,493             $1,261,939            $1,862,153
                                            ========            ========             ==========            ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        WELLS CAPITAL         INDEX         SCUDDER CAPITAL  SCUDDER GLOBAL
                                         CORE BOND-B   ALLOCATION - B (11)      GROWTH-B      DISCOVERY- B
                                        -------------  -------------------  ---------------  --------------
Income:
   Dividends                              $  3,170         $    6,639         $   10,213       $   24,506
Expenses:
   Mortality and expense risk and
      administration charges                 1,987             24,811             63,997           32,212
                                          --------         ----------         ----------       ----------
Net investment income (loss)                 1,183            (18,172)           (53,784)          (7,706)
Net realized gain (loss)                     1,349             (6,226)            83,516          110,126
Unrealized appreciation (depreciation)
   during the period                         4,104            194,916             59,457           82,293
                                          --------         ----------         ----------       ----------
Net increase (decrease) in contract
   owners equity from operations             6,636            170,518             89,189          184,713
Changes from principal transactions:
   Purchase payments                             0          4,373,480             49,675           26,522
   Transfers between sub-accounts and
      the company                          249,925          2,087,238            (77,890)         151,036
   Withdrawals                              (1,302)            (2,299)          (333,536)         (22,097)
   Annual contract fee                         (21)                (7)           (14,660)          (9,155)
                                          --------         ----------         ----------       ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           248,602          6,458,412           (376,411)         146,306
                                          --------         ----------         ----------       ----------
Total increase (decrease) in contract
   owners' equity                          255,238          6,628,930           (287,222)         331,019
Contract owners' equity at beginning
   of period                                84,516                  0          5,559,174        2,476,652
                                          --------         ----------         ----------       ----------
Contract owners' equity at end of
   period                                 $339,754         $6,628,930         $5,271,952       $2,807,671
                                          ========         ==========         ==========       ==========

(11) Commencement of Operations, February 16, 2006, through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        SCUDDER GROWTH  SCUDDER HEALTH      SCUDDER      SCUDDER MID CAP
                                          & INCOME-B      SCIENCES-B    INTERNATIONAL-B     GROWTH- B
                                        --------------  --------------  ---------------  ---------------
Income:
   Dividends                              $   25,016      $   11,129      $   61,803       $       --
Expenses:
   Mortality and expense risk and
      administration charges                  48,474          35,017          47,910           17,886
                                          ----------      ----------      ----------       ----------
Net investment income (loss)                 (23,458)        (23,888)         13,893          (17,886)
Net realized gain (loss)                      30,400         122,802         238,392           64,200
Unrealized appreciation (depreciation)
   during the period                         196,263         (33,642)        163,338          (81,125)
                                          ----------      ----------      ----------       ----------
Net increase (decrease) in contract
   owners equity from operations             203,205          65,272         415,623          (34,811)
Changes from principal transactions:
   Purchase payments                         136,579          31,490          39,819            4,282
   Transfers between sub-accounts and
      the company                            (30,788)        402,999         187,225          438,840
   Withdrawals                               (81,011)       (658,252)       (589,539)         (69,176)
   Annual contract fee                       (11,155)        (10,316)         (9,916)          (4,558)
                                          ----------      ----------      ----------       ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              13,625        (234,079)       (372,411)         369,388
                                          ----------      ----------      ----------       ----------
Total increase (decrease) in contract
   owners' equity                            216,830        (168,807)         43,212          334,577
Contract owners' equity at beginning
   of period                               3,982,904       2,812,643       3,746,485        1,362,952
                                          ----------      ----------      ----------       ----------
Contract owners' equity at end of
   period                                 $4,199,734      $2,643,836      $3,789,697       $1,697,529
                                          ==========      ==========      ==========       ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        SCUDDER BLUE  SCUDDER CONTARIAN  SCUDDER GLOBAL  SCUDDER GOVERNMENT
                                           CHIP-B           VALUE-B        BLUE CHIP-B      SECURITIES-B
                                        ------------  -----------------  --------------  ------------------
Income:
   Dividends                             $  259,600      $   56,589        $  179,974        $  121,763
Expenses:
   Mortality and expense risk and
      administration charges                 55,903          55,170            25,965            42,434
                                         ----------      ----------        ----------        ----------
Net investment income (loss)                203,697           1,419           154,009            79,329
Net realized gain (loss)                    219,566          65,095           376,137           (19,257)
Unrealized appreciation (depreciation)
   during the period                        (58,100)        317,446          (174,209)          (22,265)
                                         ----------      ----------        ----------        ----------
Net increase (decrease) in contract
   owners equity from operations            365,163         383,960           355,937            37,807
Changes from principal transactions:
   Purchase payments                         25,182          53,154             2,057            11,681
   Transfers between sub-accounts
      and the company                       562,901        (165,339)         (601,761)         (214,046)
   Withdrawals                             (712,694)       (155,314)         (176,923)         (114,076)
   Annual contract fee                      (13,969)        (14,811)           (5,511)           (7,506)
                                         ----------      ----------        ----------        ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (138,580)       (282,310)         (782,138)         (323,947)
                                         ----------      ----------        ----------        ----------
Total increase (decrease) in contract
   owners' equity                           226,583         101,650          (426,201)         (286,140)
Contract owners' equity at beginning
   of period                              4,444,586       4,640,019         2,275,951         3,610,161
                                         ----------      ----------        ----------        ----------
Contract owners' equity at end of
   period                                $4,671,169      $4,741,669        $1,849,750        $3,324,021
                                         ==========      ==========        ==========        ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                          SCUDDER
                                        SCUDDER HIGH   INTERNATIONAL   SCUDDER FIXED  SCUDDER MONEY
                                          INCOME B    SELECT EQUITY-B     INCOME B       MARKET B
                                        ------------  ---------------  -------------  -------------
Income:
   Dividends                             $  281,923     $   59,624      $  238,167     $   121,290
Expenses:
   Mortality and expense risk and
      administration charges                 43,894         45,996          89,982          51,272
                                         ----------     ----------      ----------     -----------
Net investment income (loss)                238,029         13,628         148,185          70,018
Net realized gain (loss)                    (17,448)       119,630         (57,207)           (500)
Unrealized appreciation (depreciation)
   during the period                        (45,813)       181,626          31,363               0
                                         ----------     ----------      ----------     -----------
Net increase (decrease) in contract
   owners equity from operations            174,768        314,884         122,341          69,518
Changes from principal transactions:
   Purchase payments                         28,397         33,213          57,037          29,593
   Transfers between sub-accounts and
      the company                          (240,540)       (30,101)      1,408,235         836,189
   Withdrawals                             (126,793)      (102,283)       (355,546)     (1,553,110)
   Annual contract fee                       (9,845)       (12,013)        (16,859)        (11,460)
                                         ----------     ----------      ----------     -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (348,781)      (111,184)      1,092,867        (698,788)
                                         ----------     ----------      ----------     -----------
Total increase (decrease) in contract
   owners' equity                          (174,013)       203,700       1,215,208        (629,270)
Contract owners' equity at beginning
   of period                              3,725,968      3,400,470       7,593,395       3,732,175
                                         ----------     ----------      ----------     -----------
Contract owners' equity at end of
   period                                $3,551,955     $3,604,170      $8,808,603     $ 3,102,905
                                         ==========     ==========      ==========     ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         SCUDDER SMALL  SCUDDER TECHNOLOGY  SCUDDER TOTAL    SCUDDER DAVIS
                                        CAP GROWTH - B      GROWTH - B        RETURN - B   VENTURE VALUE - B
                                        --------------  ------------------  -------------  -----------------
Income:
   Dividends                              $       --        $       --       $   60,279       $   21,553
Expenses:
   Mortality and expense risk and
      administration charges                  43,311            20,768           33,011           93,126
                                          ----------        ----------       ----------       ----------
Net investment income (loss)                 (43,311)          (20,768)          27,268          (71,573)
Net realized gain (loss)                      95,805            18,141           26,789          293,948
Unrealized appreciation (depreciation)
   during the period                        (147,263)         (107,875)          56,834          146,956
                                          ----------        ----------       ----------       ----------
Net increase (decrease) in contract
   owners equity from operations             (94,769)         (110,502)         110,891          369,331
Changes from principal transactions:
   Purchase payments                          51,529            22,338           14,725           59,675
   Transfers between sub-accounts and
      the company                           (207,137)           88,370         (130,830)        (674,701)
   Withdrawals                              (152,379)         (120,499)        (122,324)        (210,408)
   Annual contract fee                        (8,421)           (4,370)          (8,022)         (20,714)
                                          ----------        ----------       ----------       ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            (316,408)          (14,161)        (246,451)        (846,148)
                                          ----------        ----------       ----------       ----------
Total increase (decrease) in contract
   owners' equity                           (411,177)         (124,663)        (135,560)        (476,817)
Contract owners' equity at beginning
   of period                               3,614,806         1,724,406        2,805,392        7,753,714
                                          ----------        ----------       ----------       ----------
Contract owners' equity at end of
   period                                 $3,203,629        $1,599,743       $2,669,832       $7,276,897
                                          ==========        ==========       ==========       ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
        STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                         SCUDDER DREMAN      SCUDDER
                                           FINANCIAL       DREMAN HIGH      SCUDDER DREMAN      SCUDDER SALOMON
                                        SERVICES-B (12)  RETURN EQUITY-B  SMALL CAP VALUE-B  AGGRESSIVE GROWTH- B
                                        ---------------  ---------------  -----------------  --------------------
Income:
   Dividends                              $   368,730      $   117,424       $  523,357            $120,800
Expenses:
   Mortality and expense risk and
      administration charges                   20,554          103,662           73,081               8,920
                                          -----------      -----------       ----------            --------
Net investment income (loss)                  348,176           13,762          450,276             111,880
Net realized gain (loss)                     (125,836)         209,973          327,836              10,906
Unrealized appreciation (depreciation)
   during the period                         (133,001)         503,228         (150,016)            (93,361)
                                          -----------      -----------       ----------            --------
Net increase (decrease) in contract
   owners equity from operations               89,339          726,963          628,096              29,425
Changes from principal transactions:
   Purchase payments                            7,892           76,154           77,766               2,015
   Transfers between sub-accounts and
      the company                          (1,607,059)       4,747,530         (461,981)            (15,526)
   Withdrawals                               (200,316)        (307,100)        (269,232)            (20,169)
   Annual contract fee                         (6,345)         (25,133)         (18,854)             (1,986)
                                          -----------      -----------       ----------            --------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                           (1,805,828)       4,491,451         (672,301)            (35,666)
                                          -----------      -----------       ----------            --------
Total increase (decrease) in contract
   owners' equity                          (1,716,489)       5,218,414          (44,205)             (6,241)
Contract owners' equity at beginning
   of period                                1,716,489        8,238,139        5,911,775             699,584
                                          -----------      -----------       ----------            --------
Contract owners' equity at end of
   period                                 $        --      $13,456,553       $5,867,570            $693,343
                                          ===========      ===========       ==========            ========

(12) On September 18, 2006 Scudder Dreman Financial Services Class B ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                            SCUDDER JANUS
                                          SCUDDER JANUS         GROWTH      SCUDDER MFS STRATEGIC      SCUDDER OAK
                                        GROWTH & INCOME-B  OPPORTUNITIES B       VALUE-B (13)      STRATEGIC EQUITY-B
                                        -----------------  ---------------  ---------------------  ------------------
Income:
   Dividends                               $    5,547        $       --          $   192,778           $       --
Expenses:
   Mortality and expense risk and
      administration charges                   28,557            12,840               39,960               15,777
                                           ----------        ----------          -----------           ----------
Net investment income (loss)                  (23,010)          (12,840)             152,818              (15,777)
Net realized gain (loss)                      114,174           (44,750)              (5,780)              (5,341)
Unrealized appreciation (depreciation)
   during the period                          (32,833)          (25,487)             (41,139)             (72,938)
                                           ----------        ----------          -----------           ----------
Net increase (decrease) in contract
   owners equity from operations               58,331           (83,077)             105,899              (94,056)
Changes from principal transactions:
   Purchase payments                           13,034             3,981               14,096               22,002
   Transfers between sub-accounts and
      the company                            (161,471)         (610,676)          (3,622,290)             (34,137)
   Withdrawals                               (196,315)          (43,130)            (143,509)             (32,293)
   Annual contract fee                         (6,182)           (3,597)              (8,896)              (3,292)
                                           ----------        ----------          -----------           ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                             (350,934)         (653,422)          (3,760,599)             (47,720)
                                           ----------        ----------          -----------           ----------
Total increase (decrease) in contract
   owners' equity                            (292,603)         (736,499)          (3,654,700)            (141,776)
Contract owners' equity at beginning
   of period                                2,502,643         1,232,684            3,654,700            1,415,760
                                           ----------        ----------          -----------           ----------
Contract owners' equity at end of
   period                                  $2,210,040        $  496,185          $        --           $1,273,984
                                           ==========        ==========          ===========           ==========

(13) On September 18, 2006 Scudder MFS Strategic Value Class B ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        SCUDDER TURNER MID  SCUDDER REAL  SCUDDER STRATEGIC      SCUDDER INCOME
                                           CAP GROWTH-B       ESTATE-B         INCOME-B      ALLOCATION (14), (15)
                                        ------------------  ------------  -----------------  ---------------------
Income:
   Dividends                                $  218,164       $   80,192      $  130,939           $    79,412
Expenses:
   Mortality and expense risk and
      administration charges                    33,241           55,250          29,593                17,622
                                            ----------       ----------      ----------           -----------
Net investment income (loss)                   184,923           24,942         101,346                61,790
Net realized gain (loss)                       (40,977)         264,363         (12,067)              (11,313)
Unrealized appreciation (depreciation)
   during the period                          (189,032)         653,172          16,530               (28,744)
                                            ----------       ----------      ----------           -----------
Net increase (decrease) in contract
   owners equity from operations               (45,086)         942,477         105,809                21,733
Changes from principal transactions:
   Purchase payments                            43,262           53,851           4,060                75,475
   Transfers between sub-accounts and
      the company                             (629,205)        (344,634)        112,210            (1,329,176)
   Withdrawals                                 (37,714)        (170,865)        (64,251)              (27,788)
   Annual contract fee                          (9,712)         (12,939)         (5,971)               (1,135)
                                            ----------       ----------      ----------           -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              (633,369)        (474,587)         46,048            (1,282,624)
                                            ----------       ----------      ----------           -----------
Total increase (decrease) in contract
   owners' equity                             (678,455)         467,890         151,857            (1,260,891)
Contract owners' equity at beginning
   of period                                 2,725,202        4,382,802       2,353,863             1,260,891
                                            ----------       ----------      ----------           -----------
Contract owners' equity at end of
   period                                   $2,046,747       $4,850,692      $2,505,720           $        --
                                            ==========       ==========      ==========           ===========

(14) On February 6, 2006 Scudder Conservative Income Class B was renamed Income Allocation Class B through a vote of the Board of Directors.

(15) On September 18, 2006 Scudder Income Allocation Class B ceased operations through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                              SCUDDER
                                        SCUDDER MODERATE    CONSERVATIVE    SCUDDER GROWTH  SCUDDER TEMPLETON
                                         ALLOCATION (16)  ALLOCATION (17)  ALLOCATION (18)    FOREIGN VALUE
                                        ----------------  ---------------  ---------------  -----------------
Income:
   Dividends                              $   378,959       $  131,312       $   536,508        $    566
Expenses:
   Mortality and expense risk and
      administration charges                  297,997           90,789           407,454           5,777
                                          -----------       ----------       -----------        --------
Net investment income (loss)                   80,962           40,523           129,054          (5,211)
Net realized gain (loss)                       84,672           49,238           240,238           3,751
Unrealized appreciation (depreciation)
   during the period                          909,227          170,153         1,276,432          13,327
                                          -----------       ----------       -----------        --------
Net increase (decrease) in contract
   owners equity from operations            1,074,861          259,914         1,645,724          11,867
Changes from principal transactions:
   Purchase payments                        1,234,653          677,619         1,969,629           6,966
   Transfers between sub-accounts and
      the company                             711,179        1,558,458           854,716         713,530
   Withdrawals                               (299,887)         (55,527)       (1,007,934)           (351)
   Annual contract fee                        (12,695)          (3,156)          (26,733)           (505)
                                          -----------       ----------       -----------        --------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                            1,633,250        2,177,394         1,789,678         719,640
                                          -----------       ----------       -----------        --------
Total increase (decrease) in contract
   owners' equity                           2,708,111        2,437,308         3,435,402         731,507
Contract owners' equity at beginning
   of period                               22,689,775        6,458,338        31,024,783         127,267
                                          -----------       ----------       -----------        --------
Contract owners' equity at end of
   period                                 $25,397,886       $8,895,646       $34,460,185        $858,774
                                          ===========       ==========       ===========        ========

(16) On February 6, 2006 Scudder Growth & Income Class B was renamed Moderate Allocation Class B through a vote of the Board of Directors.

(17) On February 6, 2006 Scudder Income & Growth Class B was renamed Conservative Allocation Class B through a vote of the Board of Directors.

(18) On February 6, 2006 Scudder Growth Strategy Class B was renamed Growth Allocation Class B through a vote of the Board of Directors.

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        SCUDDER MERCURY                  SCUDDER EQUITY 500  ALGER AMERICAN
                                         LARGE CAP CORE  SCUDDER BOND-B    INDEX- CLASS B      BALANCED- B
                                        ---------------  --------------  ------------------  --------------
Income:
   Dividends                                $    --         $  5,451        $    75,375        $  240,398
Expenses:
   Mortality and expense risk and
      administration charges                  1,118            3,829            102,683            45,063
                                            -------         --------        -----------        ----------
Net investment income (loss)                 (1,118)           1,622            (27,308)          195,335
Net realized gain (loss)                        543              234            106,277            21,553
Unrealized appreciation (depreciation)
   during the period                          4,189            9,987            502,070          (296,918)
                                            -------         --------        -----------        ----------
Net increase (decrease) in contract
   owners equity from operations              3,614           11,843            581,039           (80,030)
Changes from principal transactions:
   Purchase payments                              0                0             95,974            25,634
   Transfers between sub-accounts and
      the company                             1,315          349,800         (1,548,337)           41,497
   Withdrawals                                   (1)         (55,790)          (452,223)         (242,976)
   Annual contract fee                         (390)            (912)           (28,831)          (12,462)
                                            -------         --------        -----------        ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                                924          293,098         (1,933,417)         (188,307)
                                            -------         --------        -----------        ----------
Total increase (decrease) in contract
   owners' equity                             4,538          304,941         (1,352,378)         (268,337)
Contract owners' equity at beginning
   of period                                 83,841          154,003          9,288,027         3,902,557
                                            -------         --------        -----------        ----------
Contract owners' equity at end
   of period                                $88,379         $458,944        $ 7,935,649        $3,634,220
                                            =======         ========        ===========        ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                                                                  CREDIT SUISSE GLOBAL   DREYFUS SOCIALLY
                                           ALGER AMERICAN        CREDIT SUISSE        POST VENTURE      RESPONSIBLE GROWTH
                                        LEVERAGED ALL CAP- B  EMERGING MARKETS-B        CAPITAL-B             FUND-B
                                        --------------------  ------------------  --------------------  ------------------
Income:
   Dividends                                 $       --           $   38,236            $     --             $     --
Expenses:
   Mortality and expense risk and
      administration charges                     17,231               26,439               6,383                4,197
                                             ----------           ----------            --------             --------
Net investment income (loss)                    (17,231)              11,797              (6,383)              (4,197)
Net realized gain (loss)                         26,890              286,757              33,305                7,695
Unrealized appreciation (depreciation)
   during the period                             58,524              (96,390)            (24,150)               4,525
                                             ----------           ----------            --------             --------
Net increase (decrease) in contract
   owners equity from operations                 68,183              202,164               2,772                8,023
Changes from principal transactions:
   Purchase payments                             27,257               10,399                 860                  670
   Transfers between sub-accounts and
      the company                               344,320             (225,503)             36,340              (31,893)
   Withdrawals                                  (17,171)            (119,725)             (3,674)             (19,638)
   Annual contract fee                           (4,563)              (5,362)             (1,020)              (1,250)
                                             ----------           ----------            --------             --------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                                349,843             (340,191)             32,506              (52,111)
                                             ----------           ----------            --------             --------
Total increase (decrease) in contract
   owners' equity                               418,026             (138,027)             35,278              (44,088)
Contract owners' equity at beginning
   of period                                  1,179,158            2,137,652             454,718              349,559
                                             ----------           ----------            --------             --------
Contract owners' equity at end
   of period                                 $1,597,184           $1,999,625            $489,996             $305,471
                                             ==========           ==========            ========             ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY -
                                   (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

                                        DREYFUS IP MID CAP
                                              STOCK-B       AIM VI UTILITIES- B       TOTAL
                                        ------------------  -------------------  --------------
Income:
   Dividends                                $  929,199           $       --      $  243,759,229
Expenses:
   Mortality and expense risk and
      administration charges                    67,937               18,416          38,009,672
                                            ----------           ----------      --------------
Net investment income (loss)                   861,262              (18,416)        205,749,557
Net realized gain (loss)                        78,485               98,030          33,006,899
Unrealized appreciation (depreciation)
   during the period                          (924,747)              93,870        (100,736,414)
                                            ----------           ----------      --------------
Net increase (decrease) in contract
   owners equity from operations                15,000              173,484         138,020,043
Changes from principal transactions:
   Purchase payments                            59,692                8,680         576,468,187
   Transfers between sub-accounts and
      the company                              (61,259)                 504          75,682,320
   Withdrawals                                (226,546)             (68,239)       (177,635,350)
   Annual contract fee                         (15,192)              (3,474)         (3,453,587)
                                            ----------           ----------      --------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions:                              (243,305)             (62,529)        471,061,570
                                            ----------           ----------      --------------
Total increase (decrease) in contract
   owners' equity                             (228,305)             110,955         609,081,613
Contract owners' equity at beginning
   of period                                 5,572,545            1,421,990       2,852,429,721
                                            ----------           ----------      --------------
Contract owners' equity at end
   of period                                $5,344,240           $1,532,945      $3,461,511,334
                                            ==========           ==========      ==============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2006 (UNAUDITED)

1. ORGANIZATION

John Hancock Life Insurance Company of New York, Separate Account A (the Account) is a separate account established by John Hancock Life Insurance Company of New York (the Company). The Company established the Account on July 22, 1992 as a separate account under New York law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in one hundred twenty-eight sub-accounts of John Hancock Investment Trust (the Trust), thirty-four sub-accounts of the Scudder Variable Series Trust, two sub-accounts of the Alger American Fund, two sub-accounts of the Credit Suisse Trust, two sub-accounts of the Dreyfus Service Corporation and one sub-account of the Invesco VIF Funds. The Account is a funding vehicle for variable annuity contracts (the Contracts) issued by the Company. The Account includes 31 contracts, distinguished principally by the level of expenses and surrender charges. These thirty-one contracts are Venture Variable Annuity (VEN 9, 10, 19, 24, 35, 36, 37, 38, 44, 45, 46, 47, MLL 10, 38, 47, TYP20, 21, 30,
31), Vision Variable Annuity (VIS 24, 24B), Scudder Wealthmark Annuity (WV A1N, A2N, A3N, P1N, P2N, P3N) and Scudder Wealthmark ML3 Annuity (W3 A1N, A3N, N1N,
N3N).

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA), which in turn is an indirect, wholly owned subsidiary of the Manufacture Life Insurance Company which is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

1. ORGANIZATION (CONTINUED)

On February 6, 2006 Scudder Conservative Income Class B was renamed Income Allocation Class B through a vote of the Board of Directors.

On February 6, 2006 Scudder Growth & Income Class B was renamed Moderate Allocation Class B through a vote of the Board of Directors.

On February 6, 2006 Scudder Income & Growth Class B was renamed Conservative Allocation Class B through a vote of the Board of Directors.

On February 6, 2006 Scudder Growth Strategy Class B was renamed Growth Allocation Class B through vote of the Board of Directors.

On February 13, 2006 Index Allocation Class B commenced operation.

On May 1, 2006 Growth & Income was renamed U.S. Core through a vote of the Board of Directors.

On May 1, 2006 Global Equity was renamed Global Trust through a vote of the Board of Directors.

On May 1, 2006 Pacific Rim Emerging Markets was renamed Pacific Rim through a vote of the Board of Directors.

On May 1, 2006 International Stock was renamed International Core through a vote of the Board of Directors.

On May 1, 2006 Lifestyle Aggressive 1000 was renamed Lifestyle Aggressive through a vote of the Board of Directors.

On May 1, 2006 Lifestyle Growth 820 was renamed Lifestyle Growth through a vote of the Board of Directors.

On May 1, 2006 Lifestyle Balanced 640 was renamed Lifestyle Balanced through a vote of the Board of Directors.

On May 1, 2006 Lifestyle Moderate 460 was renamed Lifestyle Moderate through a vote of the Board of Directors.

On May 1, 2006 Lifestyle Conservative 280 was renamed Lifestyle Conservative through a vote of the Board of Directors.

On May 1, 2006 Large Cap Growth Portfolio Class A and Large Cap Growth Portfolio Class B ceased operations.

On September 18, 2006 Scudder Dreman Financial Services Class B, Scudder MFS Strategic Value Class B, and Scudder Income Allocation Class B ceased operations.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract owner may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically review the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

3. AFFILIATED COMPANY TRANSACTIONS

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the account. The Company has underwriting and distribution agreements with its affiliate, Manufacturers Securities Services LLC (MSS). MSS is 60% owned by JHUSA and 40% owned by the Company.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               SEPTEMBER 30, 2006

4. CONTRACT CHARGES

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a surrender, a contingent deferred sales charge may be charged by the Company to cover sales expenses. An annual administrative fee of $30 is deducted from each contract owners' account on the contract anniversary date to cover contract administration costs. This charge is waived on certain contracts.

Deductions from each sub-account are made daily for administrative fees and for the assumption of mortality and expense risk charges as follows:

(i)  Current Contract Series (VEN 9, 10, 19, 24, 35, 36, 37, 38, MLL10, MLL38):
     Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15% and 1.25% of the contract value, respectively.

(ii) Current Contract Series (VIS 24, 24B, TYP20, 21): Deductions from each sub-account are made daily for distribution fees, administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15%, 0.25% and 1.25% of the contract value, respectively.

(iii) Current Contract Series (TYP 30, 31): Deductions from each sub-account are made daily for administration, the assumption of mortality and expense risks and an annual death benefit step rider equal to an effective annual rate of 0.40%, 1.25% and 0.05%, respectively.

(iv) Current Contract Series (VEN 44, 45, 46, 47, MLL47): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.30% and 1.45% of the contract value, respectively.

(v) Current Contract Series (WVA1N, A2N, A3N, P3N): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.15% and 1.25% of the contract value, respectively.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               SEPTEMBER 30, 2006

4. CONTRACT CHARGES (CONTINUED)

(vi) Current Contract Series (W3N1N, N3N): Deductions from each sub-account are made daily for administration and for the assumption of mortality and expense risks equal to an effective annual rate of 0.40% and 1.25% of the contract value, respectively.

(vii) Current Contract Series (W3A1N, A3N): Deductions from each sub-account are made daily for administration, mortality and expense risks and the annual step-up value rider equal to an effective annual rate of 0.40%, 1.25% and 0.05% of the contract value, respectively.

(viii) Current Contract Series (WVP1N, P2N): Deductions from each sub-account are made daily for administration, mortality and expense risks and the payment enhancement rider equal to an effective annual rate of 0.15%, 1.25% and 0.35% of the contract value, respectively.

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS

The details of the shares owned and cost and value of investments in the Subaccounts of the Trust at September 30, 2006 were as follows:

                                                       Details of Investments
                                               --------------------------------------
                                                 Shares
Subaccount                                        Owned        Cost          Value
----------                                     ----------  ------------  ------------
Strategic Opportunities Portfolio--Class A      2,078,256  $ 30,184,665  $ 26,102,898
Strategic Opportunities Portfolio--Class B        118,638     1,191,876     1,484,158
Investment Quality Bond Portfolio--Class A      1,012,868    12,261,013    11,698,630
Investment Quality Bond Portfolio--Class B      2,204,887    25,979,619    25,422,350
U.S. Core Portfolio--Class A                    3,223,820    77,957,875    66,571,883
U.S. Core Portfolio--Class B                      576,065    12,171,319    11,832,380
Blue Chip Growth Portfolio--Class A             2,468,707    42,255,039    45,152,643
Blue Chip Growth Portfolio--Class B             1,138,889    18,145,420    20,773,343
Money Market Portfolio--Class A                 2,873,659    28,736,586    28,736,586
Money Market Portfolio--Class B                 3,747,672    37,476,724    37,476,724
Global Trust Portfolio--Class A                 1,212,661    17,925,770    21,464,107
Global Trust Portfolio--Class B                   259,385     3,749,399     4,567,761
Global Bond Portfolio--Class A                    393,163     5,756,308     5,791,285
Global Bond Portfolio--Class B                    979,608    14,483,831    14,380,652
U.S. Government Securities Portfolio--Class A   1,697,255    23,133,401    22,675,321
U.S. Government Securities Portfolio--Class B   1,070,898    14,392,593    14,296,486
Income & Value Portfolio--Class A               1,653,800    16,580,539    19,382,535
Income & Value Portfolio--Class B                 938,181     9,564,235    10,929,814
Equity-Income Portfolio--Class A                3,647,567    54,165,491    62,884,055
Equity-Income Portfolio--Class B                1,993,343    30,796,485    34,225,704
Strategic Bond Portfolio--Class A               1,364,284    15,335,365    15,921,200
Strategic Bond Portfolio--Class B               1,183,388    13,899,798    13,798,304
All Cap Core Portfolio--Class A                   513,622     8,446,603     9,568,784
All Cap Core Portfolio--Class B                    70,366     1,032,300     1,305,984
All Cap Growth Portfolio--Class A                 984,584    14,848,875    16,767,460
All Cap Growth Portfolio--Class B                 255,174     3,651,467     4,309,887
International Small Cap Portfolio--Class A        324,130     5,658,428     6,988,242
International Small Cap Portfolio--Class B        280,651     5,075,935     6,062,054
Pacific Rim Portfolio--Class A                    250,472     2,523,028     3,040,725
Pacific Rim Portfolio--Class B                    307,224     3,530,668     3,717,413
Science & Technology Portfolio--Class A         1,180,959    13,773,961    13,663,700
Science & Technology Portfolio--Class B           478,819     5,320,087     5,506,422
Emerging Small Company Portfolio--Class A         208,291     5,371,446     5,805,081
Emerging Small Company Portfolio--Class B         187,357     5,032,796     5,180,414
International Core Portfolio--Class A             335,779     3,569,352     4,637,106
International Core Portfolio--Class B             209,898     2,530,963     2,909,188
Value Portfolio--Class A                          546,249     9,164,744    11,280,036
Value Portfolio--Class B                          204,883     3,769,672     4,214,451
Real Estate Securities Portfolio--Class A         421,462     9,335,381    10,515,466
Real Estate Securities Portfolio--Class B         575,425    13,191,711    14,333,833
High Yield Portfolio--Class A                     832,778     8,221,411     8,510,994
High Yield Portfolio--Class B                     896,278     9,126,191     9,186,854
Lifestyle Aggressive Portfolio--Class A           491,762     5,161,623     5,124,165
Lifestyle Aggressive Portfolio--Class B         5,513,423    60,227,271    57,229,334
Lifestyle Growth Portfolio--Class A             2,583,871    31,489,552    33,745,361
Lifestyle Growth Portfolio--Class B            45,786,184   597,807,087   595,678,254
Lifestyle Balanced Portfolio--Class A           4,132,986    50,527,406    54,018,124
Lifestyle Balanced Portfolio--Class B          43,204,592   563,035,757   562,523,787
Lifestyle Moderate Portfolio--Class A           2,133,520    26,371,155    27,245,045
Lifestyle Moderate Portfolio--Class B          12,629,560   162,568,282   160,774,298
Lifestyle Conservative Portfolio--Class A       1,189,467    15,550,517    15,486,861
Lifestyle Conservative Portfolio--Class B       5,051,101    66,544,615    65,512,785
Small Company Value Portfolio--Class A            580,928    10,194,349    11,804,465
Small Company Value Portfolio--Class B          1,068,442    20,339,406    21,593,209
International Value Portfolio--Class A          1,086,289    15,442,442    18,781,945
International Value Portfolio--Class B          1,236,068    17,331,708    21,297,459

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS (CONTINUED)

                                                       Details of Investments
                                               --------------------------------------
                                                 Shares
Subaccount                                        Owned        Cost          Value
----------                                     ----------  ------------  ------------
Total Return Portfolio--Class A                 2,263,520  $ 31,586,064  $ 31,055,488
Total Return Portfolio--Class B                 2,413,477    33,373,526    33,040,504
US Large Cap Value Portfolio--Class A             931,183    11,311,626    14,517,147
US Large Cap Value Portfolio--Class B             793,139     9,828,469    12,317,447
Mid Cap Stock Portfolio--Class A                1,181,034    15,154,816    18,376,890
Mid Cap Stock Portfolio--Class B                1,272,185    16,538,911    19,629,820
Global Allocation Portfolio--Class A              231,026     2,322,721     2,797,726
Global Allocation Portfolio--Class B            1,082,210    11,888,074    13,040,626
Dynamic Growth Portfolio--Class A                 761,872     2,840,613     4,228,392
Dynamic Growth Portfolio--Class B                 506,503     2,209,389     2,785,765
Total Stock Market Index Portfolio--Class A       144,416     1,360,143     1,770,536
Total Stock Market Index Portfolio--Class B       516,517     5,232,279     6,301,504
500 Index Portfolio--Class A                      631,212     6,400,687     7,303,126
500 Index Portfolio--Class B                    1,529,269    15,396,483    17,601,885
Mid Cap Index Portfolio--Class A                  120,813     1,886,253     2,128,719
Mid Cap Index Portfolio--Class B                  392,270     6,087,872     6,884,330
Small Cap Index Portfolio--Class A                 95,155     1,326,975     1,484,410
Small Cap Index Portfolio--Class B                389,182     5,431,941     6,047,891
Capital Appreciation Portfolio--Class A         1,612,907    14,392,791    14,048,418
Capital Appreciation Portfolio--Class B         1,508,002    13,269,564    13,014,057
Health Sciences Portfolio--Class A                252,518     3,531,908     3,752,421
Health Sciences Portfolio--Class B                521,619     7,477,745     7,678,232
Financial Services Portfolio--Class A             177,313     2,346,602     3,069,289
Financial Services Portfolio--Class B             292,483     3,980,556     5,036,550
Quantitative Mid Cap Portfolio--Class A            48,478       577,835       496,899
Quantitative Mid Cap Portfolio--Class B           105,562     1,303,898     1,068,282
All Cap Value Portfolio--Class A                  313,038     3,943,312     3,897,325
All Cap Value Portfolio--Class B                  702,615     9,042,637     8,726,483
Strategic Value Portfolio--Class A                121,120     1,155,214     1,300,827
Strategic Value Portfolio--Class B                403,502     4,133,037     4,321,506
Utilities Portfolio--Class A                      342,787     3,951,213     4,435,663
Utilities Portfolio--Class B                      524,849     6,385,117     6,749,559
Mid Cap Value Portfolio--Class A                  627,545     9,546,422    10,109,758
Mid Cap Value Portfolio--Class B                1,434,563    22,326,688    23,010,397
Fundamental Value Portfolio--Class A              554,928     6,657,059     8,679,077
Fundamental Value Portfolio--Class B            2,012,001    27,431,281    31,346,974
Emerging Growth Portfolio--Class B                121,991     1,727,928     1,448,036
Natural Resources Portfolio--Class B              484,336    14,870,950    13,566,242
Mid Cap Core Portfolio--Class B                   208,355     3,433,836     3,537,860
Quantitative All Cap Portfolio--Class B            30,052       489,590       501,573
Large Cap Value Portfolio--Class B                278,422     5,701,558     5,958,230
Small Cap Opportunities Portfolio--Class A        182,323     3,684,939     4,149,672
Small Cap Opportunities Portfolio--Class B        379,569     7,690,460     8,597,228
Special Value--Class B                             39,039       692,076       709,332
Real Return Bond Portfolio--Class B               948,354    12,773,682    12,461,374
American International Portfolio --Class B      3,581,936    71,538,501    83,172,544
American Growth Portfolio--Class B              7,142,944   129,121,013   144,644,625
American Blue-Chip Income & Growth
   Portfolio--Class B                           1,186,948    18,374,052    20,605,409
American Growth-Income Portfolio--Class B       6,713,599   114,819,376   127,961,200
American Bond Portfolio--Class B                4,648,505    58,409,447    60,477,050
American Century Small Company --Class B           22,177       331,402       295,837
PIMCO VIT All Asset Portfolio                     424,572     4,978,716     4,997,208
Core Equity Class B                               427,067     5,996,508     5,846,550
Classic Value Class B                             152,960     2,185,145     2,416,773
Quantitative Value --Class B                       14,400       202,092       204,630
US Global Leaders Growth--Class A                 118,976     1,456,232     1,509,807
US Global Leaders Growth--Class B                 333,756     4,083,518     4,228,693
John Hancock Strategic Income Class B             170,166     2,263,070     2,293,835
John Hancock Int'l Eq Index--Class A               80,899     1,351,160     1,545,170
John Hancock Int'l Eq Index --Class B             199,278     3,086,951     3,798,235

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS (CONTINUED)

                                                      Details of Investments
                                               -----------------------------------
                                                 Shares
Subaccount                                       Owned        Cost         Value
----------                                     ---------  -----------  -----------
Active Bond--Class A                             938,032  $ 9,001,334  $ 9,127,054
Active Bond--Class B                           6,388,707   61,515,672   62,098,236
CGTC Overseas Equity --Class B                    56,238      732,279      742,907
Independence Investment LLC Small
   Cap--Class B                                    5,189       74,959       67,928
Marisco International Opportunities--Class B     125,074    1,971,952    2,041,204
T Rowe Price Mid Value--Class B                   82,664    1,033,988    1,034,948
UBS Large Cap--Class B                             6,276       87,819       92,005
US High Yield--Class B                             9,999      127,954      130,493
Wellington Small Cap Growth --Class B            121,809    1,299,637    1,261,939
Wellington Small Cap Value --Class B              98,945    1,942,356    1,862,153
Wells Capital Core Bond--Class B                  27,115      335,314      339,754
Index Allocation--Class B                        519,102    6,434,014    6,628,930
Scudder Capital Growth Portfolio--Class B        305,443    4,640,568    5,271,952
Scudder Global Discovery Portfolio--Class B      174,498    2,228,121    2,807,671
Scudder Growth & Income Portfolio--Class B       410,531    3,592,966    4,199,734
Scudder Health Sciences Portfolio--Class B       199,988    2,302,306    2,643,836
Scudder International Portfolio--Class B         315,545    2,833,417    3,789,697
Scudder Aggressive Growth Portfolio--Class B     149,299    1,589,407    1,697,529
Scudder Blue Chip Portfolio--Class B             304,311    3,909,175    4,671,169
Scudder Contarian Value Portfolio--Class B       276,967    4,083,873    4,741,669
Scudder Global Blue Chip Portfolio--Class B      118,346    1,463,243    1,849,750
Scudder Government Securities
   Portfolio--Class B                            274,712    3,395,803    3,324,021
Scudder High Income Portfolio--Class B           439,598    3,559,062    3,551,955
Scudder International Select Equity
   Portfolio--Class B                            248,392    2,895,091    3,604,170
Scudder Fixed Income Portfolio--Class B          752,872    8,822,467    8,808,603
Scudder Money Market Portfolio--Class B        3,102,905    3,102,905    3,102,905
Scudder Small Cap Growth Portfolio--Class B      245,113    2,863,259    3,203,629
Scudder Technology Growth Portfolio--Class B     180,354    1,561,866    1,599,743
Scudder Total Return Portfolio--Class B          113,755    2,431,938    2,669,832
Scudder Davis Venture Value
   Portfolio--Class B                            550,863    5,982,218    7,276,897
Scudder Dreman High Return Equity
   Portfolio--Class B                            924,849   11,735,690   13,456,553
Scudder Dreman Small Cap Value
  Portfolio--Class B                             286,923    5,149,998    5,867,570
Scudder Salomon Growth Portfolio--Class B         75,282      671,647      693,343
Scudder Janus Growth & Income
   Portfolio--Class B                            195,233    1,764,976    2,210,040
Scudder Janus Growth Opportunities
   Portfolio--Class B                             60,956      452,432      496,185
Scudder Oak Strategic Equity
   Portfolio--Class B                            205,813    1,334,202    1,273,984
Scudder Turner Mid Cap Growth
   Portfolio--Class B                            201,056    1,901,576    2,046,747
Scudder Real Estate Portfolio--Class B           240,133    3,394,518    4,850,692
Scudder Strategic Income Portfolio--Class B      219,415    2,492,907    2,505,720
Scudder Moderate Allocation                    2,141,474   23,455,651   25,397,886
Scudder Conservative Allocation                  776,234    8,450,846    8,895,646
Scudder Growth Allocation                      2,815,375   31,654,572   34,460,185
Scudder Templeton Foreign Value                   66,110      834,780      858,774
Scudder Mercury Large Cap Core                     7,179       80,826       88,379
Scudder Bond Index--Class B                       66,321      447,001      458,944
Scudder Equity Index 500--Class B                565,217    7,326,195    7,935,649
Alger American Balanced Portfolio--Class B       267,616    3,578,614    3,634,220
Alger American Leveraged All Cap
   Portfolio--Class B                             43,062    1,319,422    1,597,184
Credit Suisse Emerging Markets
   Portfolio--Class B                            109,568    1,462,744    1,999,625
Credit Suisse Global Post Venture Capital
   Portfolio--Class B                             36,731      404,961      489,996
Dreyfus Socially Responsible Growth Fund
   Portfolio--Class B                             11,390      272,702      305,471
Dreyfus IP Midcap Stock Portfolio--Class B       327,867    5,305,688    5,344,240
Invesco Utilities Portfolio--Class B              75,440    1,147,458    1,532,945

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS-- (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Subaccounts of the Trust year-to-date September 2006 were as follows:

                                                 Details of Investments
                                               -------------------------
Subaccount                                       Purchases      Sales
----------                                     ------------  -----------
Strategic Opportunities Portfolio--Class A     $    171,010  $ 4,631,592
Strategic Opportunities Portfolio--Class B          118,087      373,439
Investment Quality Bond Portfolio--Class A        1,012,091    2,517,722
Investment Quality Bond Portfolio--Class B       11,541,368    2,472,286
U.S. Core Portfolio--Class A                     10,341,570   13,134,516
U.S. Core Portfolio--Class B                      2,305,650    3,792,331
Blue Chip Growth Portfolio--Class A                 555,046    8,039,508
Blue Chip Growth Portfolio--Class B               2,007,468    3,121,260
Money Market Portfolio--Class A                  20,052,948   21,213,057
Money Market Portfolio--Class B                  35,343,671   18,880,194
Global Trust Portfolio--Class A                     776,181    2,826,191
Global Trust Portfolio--Class B                     679,226      321,142
Global Bond Portfolio--Class A                      717,749    1,402,698
Global Bond Portfolio--Class B                    5,155,951    1,315,534
U.S. Government Securities Portfolio--Class A     3,609,117    3,352,661
U.S. Government Securities Portfolio--Class B     4,400,667    3,105,365
Income & Value Portfolio--Class A                   862,769    3,687,722
Income & Value Portfolio--Class B                   809,142    1,021,015
Large Cap Growth Portfolio--Class A                 128,513   16,168,281
Large Cap Growth Portfolio--Class B                 378,621   13,253,787
Equity-Income Portfolio--Class A                  5,788,511    8,948,939
Equity-Income Portfolio--Class B                  4,934,294    5,205,088
Strategic Bond Portfolio--Class A                 2,602,435    2,701,606
Strategic Bond Portfolio--Class B                 2,673,197    2,115,762
All Cap Core Portfolio--Class A                     286,187    2,059,294
All Cap Core Portfolio--Class B                     126,257      113,331
All Cap Growth Portfolio--Class A                   265,230    3,167,888
All Cap Growth Portfolio--Class B                   607,616    1,306,916
International Small Cap Portfolio--Class A        1,454,060    2,008,691
International Small Cap Portfolio--Class B        1,830,395    1,295,463
Pacific Rim Portfolio--Class A                      728,820    1,347,702
Pacific Rim Portfolio--Class B                    2,390,961    2,819,561
Science & Technology Portfolio--Class A             401,866    3,015,262
Science & Technology Portfolio--Class B             739,242    1,441,023
Emerging Small Company Portfolio--Class A           960,785    1,566,073
Emerging Small Company Portfolio--Class B           919,982      616,891
International Core Portfolio--Class A             1,036,201    1,213,664
International Core Portfolio--Class B             1,630,992      437,729
Value Portfolio--Class A                          2,408,967    2,072,324
Value Portfolio--Class B                          1,285,598      624,865
Real Estate Securities Portfolio--Class A         3,296,495    1,856,191
Real Estate Securities Portfolio--Class B         5,420,774    3,266,583
High Yield Portfolio--Class A                       997,294    2,434,904
High Yield Portfolio--Class B                     2,319,579    4,928,597
Lifestyle Aggressive Portfolio--Class A           1,908,533    1,174,901
Lifestyle Aggressive Portfolio--Class B          20,676,063    4,451,700
Lifestyle Growth Portfolio--Class A               8,409,617    4,355,577
Lifestyle Growth Portfolio--Class B             282,353,738   13,834,198
Lifestyle Balanced Portfolio--Class A            10,061,770    9,353,574
Lifestyle Balanced Portfolio--Class B           217,564,573   16,845,065
Lifestyle Moderate Portfolio--Class A             5,902,845    4,345,872
Lifestyle Moderate Portfolio--Class B            60,707,512   11,460,262
Lifestyle Conservative Portfolio--Class A         2,902,459    2,394,446
Lifestyle Conservative Portfolio--Class B        27,592,429   13,821,359
Small Company Value Portfolio--Class A            2,642,833    2,591,134
Small Company Value Portfolio--Class B            7,251,802    4,736,892
International Value Portfolio--Class A            2,879,590    2,940,605
International Value Portfolio--Class B            3,700,408    2,658,255
Total Return Portfolio--Class A                   2,602,834    5,247,721
Total Return Portfolio--Class B                   3,915,249    6,642,770

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS-- (CONTINUED)

                                                 Details of Investments
                                               -------------------------
Subaccount                                       Purchases      Sales
----------                                     ------------  -----------
US Large Cap Value Portfolio--Class A          $    177,660  $ 2,588,886
US Large Cap Value Portfolio--Class B               663,089    2,914,502
Mid Cap Stock Portfolio--Class A                  2,193,879    3,185,082
Mid Cap Stock Portfolio--Class B                  2,840,284    2,358,054
Global Allocation Portfolio--Class A                240,582      419,982
Global Allocation Portfolio--Class B              5,403,415      725,838
Dynamic Growth Portfolio--Class A                   102,518      963,417
Dynamic Growth Portfolio--Class B                   274,408      628,708
Total Stock Market Index Portfolio--Class A         110,240      278,666
Total Stock Market Index Portfolio--Class B         399,263      967,744
500 Index Portfolio--Class A                      2,299,214    5,395,021
500 Index Portfolio--Class B                      2,290,345    4,378,100
Mid Cap Index Portfolio--Class A                    327,582      398,284
Mid Cap Index Portfolio--Class B                    905,918    1,029,546
Small Cap Index Portfolio--Class A                  257,058      354,488
Small Cap Index Portfolio--Class B                1,075,952    1,195,552
Capital Appreciation Portfolio--Class A          15,167,080    2,538,891
Capital Appreciation Portfolio--Class B          12,594,864    2,057,828
Health Sciences Portfolio--Class A                1,312,868    1,202,555
Health Sciences Portfolio--Class B                1,943,209    1,488,869
Financial Services Portfolio--Class A               880,500      431,917
Financial Services Portfolio--Class B             1,148,359      971,967
Quantitative Mid Cap Portfolio--Class A             241,757      202,692
Quantitative Mid Cap Portfolio--Class B             667,918      520,451
All Cap Value Portfolio--Class A                  1,214,320      559,916
All Cap Value Portfolio--Class B                  2,939,082    1,386,648
Strategic Value Portfolio--Class A                  258,549      438,538
Strategic Value Portfolio--Class B                  847,732    1,129,892
Utilities Portfolio--Class A                      1,640,705      841,734
Utilities Portfolio--Class B                      2,968,135    1,272,897
Mid Cap Value Portfolio--Class A                  2,659,314    3,187,911
Mid Cap Value Portfolio--Class B                  5,711,501    3,567,522
Fundamental Value Portfolio--Class A                872,662    1,913,015
Fundamental Value Portfolio--Class B              9,653,899    2,825,188
Emerging Growth Portfolio--Class B                1,638,117      564,050
Natural Resources Portfolio--Class B             11,169,001    7,683,554
Mid Cap Core Portfolio--Class B                     708,800      576,935
Quantitative All Cap Portfolio--Class B              94,361      230,254
Large Cap Value Portfolio--Class B                  182,791      463,683
Small Cap Opportunities Portfolio--Class A          339,144      786,592
Small Cap Opportunities Portfolio--Class B        1,447,145    1,174,088
Special Value--Class B                              318,310      352,162
Real Return Bond Portfolio--Class B               1,861,119    5,464,373
American International Portfolio--Class B        27,779,396    8,388,140
American Growth Portfolio--Class B               42,326,905    9,031,072
American Blue-Chip Income & Growth Portfolio
   --Class B                                      2,116,652    1,570,473
American Growth-Income Portfolio--Class B        36,122,901    8,377,817
American Bond Portfolio--Class B                 38,585,205    2,527,233
American Century Small Company--Class B              71,137      235,048
PIMCO VIT All Asset Portfolio                     1,365,260    1,781,369
Core Equity Class B                               2,133,660      966,907
Classic Value Class B                             1,145,866      168,901
Quantitative Value--Class B                         685,686      590,378
US Global Leaders Growth--Class A                    42,340      159,871
US Global Leaders Growth--Class B                   300,316      517,788
John Hancock Strategic Income Class B               790,133      260,544
John Hancock Int'l Eq Index--Class A                679,483      366,541
John Hancock Int'l Eq Index --Class B               737,636      367,087
Active Bond--Class A                                317,148    1,398,956
Active Bond--Class B                              6,163,883    7,137,046
CGTC Overseas Equity--Class B                       835,101      274,870
Independence Investment LLC Small Cap--
   Class B                                           43,436       23,928
Marisco International Opportunities--Class B      2,393,136      965,970
T Rowe Price Mid Value--Class B                     895,325       47,662

           JOHN HANCOCK LIFE INSURANCE OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

5. DETAILS OF INVESTMENTS-- (CONTINUED)

                                                 Details of Investments
                                               -------------------------
Subaccount                                       Purchases      Sales
----------                                     ------------  -----------
UBS Large Cap--Class B                         $     50,601  $    65,092
US High Yield--Class B                               93,024       31,820
Wellington Small Cap Growth--Class B              1,193,747      383,028
Wellington Small Cap Value--Class B               1,780,020      604,318
Wells Capital Core Bond--Class B                    547,425      297,640
Index Allocation--Class B                         6,733,199      292,960
Scudder Capital Growth Portfolio--Class B           188,462      618,657
Scudder Global Discovery Portfolio--Class B         448,500      309,900
Scudder Growth & Income Portfolio--Class B          188,833      198,666
Scudder Health Sciences Portfolio--Class B          753,364    1,011,332
Scudder International Portfolio--Class B            458,191      816,709
Scudder Aggressive Growth Portfolio--Class B        643,216      291,714
Scudder Blue Chip Portfolio--Class B              1,009,360      944,243
Scudder Contarian Value Portfolio--Class B        3,567,875    2,509,694
Scudder Global Blue Chip Portfolio--Class B         462,821    1,090,950
Scudder Government Securities Portfolio--
   Class B                                          236,461      481,080
Scudder High Income Portfolio--Class B              461,354      572,106
Scudder International Select Equity Portfolio
   --Class B                                        596,785      694,342
Scudder Fixed Income Portfolio--Class B           2,306,145    1,065,091
Scudder Money Market Portfolio--Class B           3,784,060    4,412,834
Scudder Small Cap Growth Portfolio--Class B         170,647      530,365
Scudder Technology Growth Portfolio--Class B        378,397      413,324
Scudder Total Return Portfolio--Class B             105,578      324,761
Scudder Davis Venture Value Portfolio--
   Class B                                          289,013    1,206,733
Scudder Dreman Financial Services Portfolio--
   Class B                                          852,565    2,310,216
Scudder Dreman High Return Equity Portfolio--
   Class B                                        5,363,630      858,417
Scudder Dreman Small Cap Value Portfolio--
   Class B                                          890,855    1,112,881
Scudder Salomon Growth Portfolio--Class B           155,403       79,189
Scudder Janus Growth & Income Portfolio--
   Class B                                           42,140      416,083
Scudder Janus Growth Opportunities Portfolio
   --Class B                                         94,042      760,304
Scudder MFS Strategic Value Portfolio--
   Class B                                          230,512    3,838,293
Scudder Oak Strategic Equity Portfolio--
   Class B                                           87,833      151,329
Scudder Turner Mid Cap Growth Portfolio--
   Class B                                          423,587      872,034
Scudder Real Estate Portfolio--Class B              318,989      768,633
Scudder Strategic Income Portfolio--Class B         587,032      439,638
Scudder Income Allocation                           604,113    1,824,947
Scudder Moderate Allocation                       2,638,206      923,994
Scudder Conservative Allocation                   2,842,875      624,958
Scudder Growth Allocation                         4,276,249    2,357,518
Scudder Templeton Foreign Value                     765,879       51,449
Scudder Mercury Large Cap Core                        3,089        3,283
Scudder Bond Index--Class B                         387,256       92,536
Scudder Equity Index 500--Class B                   325,838    2,286,563
Alger American Balanced Portfolio--Class B          408,232      401,203
Alger American Leveraged All Cap Portfolio--
   Class B                                          426,441       93,830
Credit Suisse Emerging Markets Portfolio--
   Class B                                          343,209      671,603
Credit Suisse Global Post Venture Capital
   Portfolio--Class B                               142,344      116,221
Dreyfus Socially Responsible Growth Fund
   Portfolio--Class B                                10,828       67,136
Dreyfus IP Midcap Stock Portfolio--Class B        1,124,572      506,615
Invesco Utilities Portfolio--Class B                200,759      281,704

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                                            NET    EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                                                UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO     INCOME       HIGHEST TO
SUBACCOUNT                                     (000S)  HIGHEST TO LOWEST   (000S)     LOWEST**      RATIO*       LOWEST***
----------                                     ------  -----------------  -------  -------------  ----------  ---------------
Strategic Opportunities Portfolio--Class A      1,110   $28.43 to $9.17   $26,103  1.75% to 1.40%    0.01%      4.11% to 3.84%
Strategic Opportunities Portfolio--Class B        118    12.65 to 12.14     1,484   1.85 to 1.40     0.00        3.86 to 3.51
Investment Quality Bond Portfolio--Class A        563    26.39 to 16.44    11,699   1.75 to 1.40     6.22        1.52 to 1.26
Investment Quality Bond Portfolio--Class B      1,728    14.85 to 12.92    25,422   1.85 to 1.15     5.67        3.47 to 0.98
U.S. Core Portfolio--Class A                    2,842    31.50 to 10.17    66,572   1.75 to 1.40     1.23        3.09 to 2.83
U.S. Core Portfolio--Class B                      864    13.96 to 12.77    11,832   1.85 to 1.40     1.00        2.90 to 2.55
Blue Chip Growth Portfolio--Class A             2,387    22.94 to 10.38    45,153   1.75 to 1.40     0.21        2.29 to 2.02
Blue Chip Growth Portfolio--Class B             1,427    14.82 to 12.48    20,773   1.85 to 1.15     0.03       2.13 to (0.26)
Money Market Portfolio--Class A                 1,863    17.67 to 12.96    28,737   1.75 to 1.40     3.20        2.16 to 1.89
Money Market Portfolio--Class B                 3,005    12.67 to 12.37    37,477   1.85 to 1.15     3.07        2.01 to 1.11
Global Trust Portfolio--Class A                   760    30.66 to 14.94    21,464   1.75 to 1.40     1.34        9.77 to 9.48
Global Trust Portfolio--Class B                   263    17.49 to 17.06     4,568   1.85 to 1.40     1.13        9.57 to 9.20
Global Bond Portfolio--Class A                    252    27.08 to 17.36     5,791   1.75 to 1.40     0.00        2.78 to 2.51
Global Bond Portfolio--Class B                    869    17.25 to 12.54    14,381   1.85 to 1.15     0.00        2.65 to 0.26
U.S. Government Securities Portfolio--Class A   1,210    23.37 to 15.12    22,675   1.75 to 1.40     4.81        2.00 to 1.73
U.S. Government Securities Portfolio--Class B   1,066    13.57 to 12.86    14,296   1.85 to 1.15     4.48        3.00 to 1.47
Income & Value Portfolio--Class A                 850    27.14 to 14.70    19,383   1.75 to 1.40     2.05        4.07 to 3.80
Income & Value Portfolio--Class B                 720    15.40 to 12.61    10,930   1.85 to 1.15     1.81        3.90 to 0.77
Large Cap Growth Portfolio--Class A                --     19.35 to 8.62        --   1.75 to 1.40     0.38        1.92 to 1.80
Large Cap Growth Portfolio--Class B                --    13.11 to 12.30        --   1.85 to 1.40     0.14        1.85 to 1.70
Equity-Income Portfolio--Class A                2,156    33.71 to 18.81    62,844   1.75 to 1.40     1.54        9.64 to 9.35
Equity-Income Portfolio--Class B                2,109    16.59 to 12.84    34,226   1.85 to 1.15     1.38        9.43 to 2.65
Strategic Bond Portfolio--Class A                 797    21.27 to 17.40    15,921   1.75 to 1.40     6.77        2.86 to 2.59
Strategic Bond Portfolio--Class B                 877    15.88 tp 12.94    13,798   1.85 to 1.15     6.65        3.71 to 2.41
All Cap Core Portfolio--Class A                   549     19.87 to 8.80     9,569   1.75 to 1.40     0.72        7.93 to 7.65
All Cap Core Portfolio--Class B                    74    18.07 to 15.95     1,306   1.85 to 1.40     0.53        7.78 to 7.41
All Cap Growth Portfolio--Class A               1,053     19.37 to 8.24    16,767   1.75 to 1.40     0.00        0.73 to 0.47
All Cap Growth Portfolio--Class B                 304    14.44 to 13.47     4,310   1.85 to 1.40     0.00        0.57 to 0.23
International Small Cap Portfolio--Class A        339    23.34 to 12.17     6,988   1.75 to 1.40     1.17      12.10 to 11.81
International Small Cap Portfolio--Class B        280    22.31 to 12.09     6,062   1.85 to 1.15     0.97      11.97 to (3.34)
Pacific Rim Portfolio--Class A                    230    15.07 to 12.64     3,041   1.75 to 1.40     0.94        2.30 to 2.04
Pacific Rim Portfolio--Class B                    186    21.37 to 11.45     3,717   1.85 to 1.15     0.75       2.24 to (8.49)
Science & Technology Portfolio--Class A         1,538     12.06 to 4.24    13,664   1.75 to 1.40     0.00     (2.72) to (2.98)
Science & Technology Portfolio--Class B           427    13.39 to 10.50     5,506   1.85 to 1.15     0.00     (2.90) to (5.63)
Emerging Small Company Portfolio--Class A         382     18.73 to 8.64     5,805   1.75 to 1.40     0.00     (4.00) to (4.25)
Emerging Small Company Portfolio--Class B         367    14.30 to 13.43     5,180   1.85 to 1.40     0.00     (4.15) to (4.48)
International Core Portfolio--Class A             299    16.96 to 12.34     4,637   1.75 to 1.40     0.60      12.40 to 12.11
International Core Portfolio--Class B             162    18.48 to 12.18     2,909   1.85 to 1.15     0.45      12.30 to (2.67)
Value Portfolio--Class A                          468    25.05 to 22.22    11,280   1.75 to 1.40     0.38        8.87 to 8.59
Value Portfolio--Class B                          240    17.79 to 12.43     4,214   1.85 to 1.15     0.20       8.70 to (0.65)
Real Estate Securities Portfolio--Class A         309    34.64 to 33.31    10,515   1.75 to 1.40     1.88      23.37 to 23.04
Real Estate Securities Portfolio--Class B         508    30.37 to 14.18    14,334   1.85 to 1.15     1.65      23.14 to 13.36
High Yield Portfolio--Class A                     561    16.58 to 13.90     8,511   1.75 to 1.40     6.79        4.71 to 4.44

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

6. UNIT VALUES-- (CONTINUED)

                                                                             NET    EXPENSE RATIO                   TOTAL RETURN
                                                UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INVESTMENT      HIGHEST TO
SUBACCOUNT                                     (000S)  HIGHEST TO LOWEST   (000S)      LOWEST**    INCOME RATIO*     LOWEST***
----------                                     ------  -----------------  --------  -------------  -------------  ---------------
High Yield Portfolio--Class B                     557   $16.75 to $12.73  $  9,187  1.85% to 1.15%     6.98%        4.50% to 1.78%
Lifestyle Aggressive Portfolio--Class A           328     17.46 to 13.59     5,124   1.75 to 1.40      7.67          5.64 to 5.36
Lifestyle Aggressive Portfolio--Class B         3,292     17.53 to 12.11    57,229   1.85 to 1.15      7.71         5.46 to (3.22)
Lifestyle Growth Portfolio--Class A             1,988     19.57 to 14.35    33,745   1.75 to 1.40      6.04          5.20 to 4.92
Lifestyle Growth Portfolio--Class B            35,232     17.33 to 12.34   595,678   1.85 to 1.15      5.61         5.04 to (1.38)
Lifestyle Balanced Portfolio--Class A           3,010     20.81 to 15.33    54,018   1.75 to 1.40      5.43          5.29 to 5.02
Lifestyle Balanced Portfolio--Class B          33,601     17.18 to 12.55   562,524   1.85 to 1.15      5.09          5.06 to 0.30
Lifestyle Moderate Portfolio--Class A           1,578     20.87 to 15.51    27,245   1.75 to 1.40      4.63          4.30 to 4.03
Lifestyle Moderate Portfolio--Class B          10,088     16.18 to 12.64   160,774   1.85 to 1.15      4.33          4.14 to 1.05
Lifestyle Conservative Portfolio--Class A         881     20.79 to 16.05    15,487   1.75 to 1.40      4.55          3.94 to 3.67
Lifestyle Conservative Portfolio--Class B       4,300     15.46 to 12.80    65,513   1.85 to 1.15      4.46          3.71 to 2.30
Small Company Value Portfolio--Class A            524     23.23 to 21.58    11,804   1.75 to 1.40      0.07          6.02 to 5.75
Small Company Value Portfolio--Class B          1,165     20.62 to 11.65    21,593   1.85 to 1.15      0.00         5.89 to (6.88)
International Value Portfolio--Class A          1,037     18.22 to 17.86    18,782   1.75 to 1.40      1.89        14.41 to 14.11
International Value Portfolio--Class B          1,030     21.66 to 12.64    21,297   1.85 to 1.15      1.72         14.20 to 1.00
Total Return Portfolio--Class A                 1,862     17.02 to 16.46    31,055  1.75 t o 1.40      3.41          1.70 to 1.44
Total Return Portfolio--Class B                 2,283     14.59 to 12.85    33,041   1.85 to 1.15      3.21          2.99 to 1.26
US Large Cap Value Portfolio--Class A           1,015     14.63 to 13.86    14,517   1.75 to 1.40      0.57          5.19 to 4.91
US Large Cap Value Portfolio--Class B             797     15.74 to 12.44    12,317   1.85 to 1.15      0.40        4.95 to (0.57)
Mid Cap Stock Portfolio--Class A                1,205     15.38 to 14.91    18,395   1.75 to 1.40      0.00          3.03 to 2.76
Mid Cap Stock Portfolio--Class B                1,034     19.25 to 11.77    19,630   1.85 to 1.15      0.00         2.86 to (5.89)
Global Allocation Portfolio--Class A              234     11.98 to 11.79     2,798   1.75 to 1.40      1.07          6.43 to 6.15
Global Allocation Portfolio--Class B              860     15.61 to 12.64    13,041   1.85 to 1.15      0.82          6.28 to 1.06
Dynamic Growth Portfolio--Class A                 791       5.53 to 5.00     4,228   1.75 to 1.40      0.00          0.96 to 0.69
Dynamic Growth Portfolio--Class B                 182     15.54 to 14.57     2,786   1.85 to 1.40      0.00          0.60 to 0.27
Total Stock Market Index Portfolio--Class A       148     11.99 to 11.71     1,771   1.75 to 1.40      1.01          6.53 to 6.26
Total Stock Market Index Portfolio--Class B       401     15.98 to 15.18     6,302   1.85 to 1.40      0.82          6.31 to 5.95
500 Index Portfolio--Class A                      652     11.25 to 10.99     7,303   1.75 to 1.40      0.93          7.03 to 6.75
500 Index Portfolio--Class B                    1,169     15.35 to 14.34    17,602   1.85 to 1.40      0.78          6.90 to 6.54
Mid Cap Index Portfolio--Class A                  118     18.29 to 17.86     2,129   1.75 to 1.40      0.63          1.54 to 1.28
Mid Cap Index Portfolio--Class B                  408     17.47 to 16.57     6,884   1.85 to 1.40      0.46          1.37 to 1.03
Small Cap Index Portfolio--Class A                 90     16.54 to 16.12     1,484   1.75 to 1.40      0.52          6.99 to 6.71
Small Cap Index Portfolio--Class B                353     17.58 to 16.86     6,048   1.85 to 1.40      0.34          6.84 to 6.48
Capital Appreciation Portfolio--Class A         1,563       9.06 to 8.87    14,048   1.75 to 1.40      0.00       (2.82) to (3.07)
Capital Appreciation Portfolio--Class B           926     14.29 to 12.15    13,014   1.85 to 1.15      0.00       (2.62) to (3.37)
Health Sciences Portfolio--Class A                229     16.56 to 16.25     3,752   1.75 to 1.40      0.00          1.44 to 1.18
Health Sciences Portfolio--Class B                433     18.15 to 12.69     7,678   1.85 to 1.15      0.00          1.67 to 0.92
Financial Services Portfolio--Class A             190     16.26 to 15.96     3,069   1.75 to 1.40      0.37        12.30 to 12.01
Financial Services Portfolio--Class B             286     17.73 to 13.32     5,037   1.85 to 1.15      0.22         12.06 to 6.47
Quantitative Mid Cap Portfolio--Class A            37     13.44 to 13.19       497   1.75 to 1.40      0.00       (2.24) to (2.49)
Quantitative Mid Cap Portfolio--Class B            63     17.10 to 16.63     1,068   1.85 to 1.40      0.00       (2.40) to (2.73)
All Cap Value Portfolio--Class A                  254     15.55 to 15.25     3,897   1.75 to 1.40      0.95          7.52 to 7.24
All Cap Value Portfolio--Class B                  532     16.81 to 15.26     8,726   1.85 to 1.40      0.80          7.42 to 7.06
Strategic Value Portfolio--Class A                112     11.76 to 11.54     1,301   1.75 to 1.40      0.75          6.37 to 6.09
Strategic Value Portfolio--Class B                290     15.08 to 14.18     4,322   1.85 to 1.40      0.55          6.19 to 5.84
Utilities Portfolio--Class A                      288     15.58 to 15.29     4,436   1.75 to 1.40      2.35        14.43 to 14.13

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

6. UNIT VALUES-- (CONTINUED)

                                                                                      EXPENSE RATIO                   TOTAL RETURN
                                                UNITS   UNIT FAIR VALUE   NET ASSETS    HIGHEST TO     INVESTMENT      HIGHEST TO
SUBACCOUNT                                     (000S)  HIGHEST TO LOWEST    (000S)       LOWEST**    INCOME RATIO*      LOWEST***
----------                                     ------  -----------------  ----------  -------------  -------------  ----------------
Utilities Portfolio--Class B                      286   $15.98 to $15.18   $  6,750   1.85% to 1.40%     0.82%        6.31% to 5.95%
Mid Cap Value Portfolio--Class A                  539     18.93 to 18.57     10,110    1.75 to 1.40      0.71           1.93 to 1.66
Mid Cap Value Portfolio--Class B                1,301     18.49 to 17.39     23,010    1.85 to 1.40      0.52           1.73 to 1.39
Fundamental Value Portfolio--Class A              574     15.33 to 15.04      8,679    1.75 to 1.40      0.83           5.37 to 5.10
Fundamental Value Portfolio--Class B            1,896     16.74 to 12.71     31,347    1.85 to 1.15      0.63           5.22 to 1.58
Emerging Growth Portfolio--Class B                 78     18.79 to 18.50      1,448    1.75 to 1.40      0.00           4.25 to 3.90
Natural Resources Portfolio--Class B              412     33.69 to 10.96     13,566    1.85 to 1.15      0.40        7.08 to (12.40)
Mid Cap Core Portfolio--Class B                   195     18.45 to 12.31      3,538    1.85 to 1.15      0.07         3.58 to (1.57)
Quantitative All Cap Portfolio--Class B            26     19.62 to 19.32        502    1.85 to 1.40      0.00           5.39 to 5.04
Large Cap Value Portfolio--Class B                261     22.96 to 22.61      5,958    1.85 to 1.40      0.27           6.77 to 6.41
Small Cap Opportunities Portfolio--Class A        180     23.22 to 22.94      4,150    1.75 to 1.40      0.69           1.96 to 1.69
Small Cap Opportunities Portfolio--Class B        374     23.15 to 11.46      8,597    1.85 to 1.15      0.53         1.81 to (8.39)
Special Value--Class B                             36     19.61 to 19.31        709    1.85 to 1.40      0.00           1.98 to 1.63
Real Return Bond Portfolio--Class B               895     14.02 to 13.80     12,461    1.85 to 1.40      2.39           0.92 to 0.58
American International Portfolio --Class B      3,397     25.20 to 12.39     83,173    1.85 to 1.15      0.77         9.37 to (0.96)
American Growth Portfolio--Class B              7,552     19.50 to 12.05    144,645    1.85 to 1.15      0.17         1.53 to (3.65)
American Blue-Chip Income & Growth
   Portfolio--Class B                           1,090     19.03 to 18.74     20,605    1.85 to 1.40      0.43           9.88 to 9.51
American Growth-Income Portfolio--Class B       7,005     18.57 to 12.81    127,961    1.85 to 1.15      0.97           7.34 to 2.42
American Bond Portfolio--Class B                4,738     12.86 to 12.73     60,477    1.85 to 1.15      0.00           3.08 to 2.61
American Century Small Company --Class B           20     15.20 to 15.04        296    1.85 to 1.40      0.00       (3.50) to (3.83)
PIMCO VIT All Asset Portfolio                     342     14.69 to 14.53      4,997    1.85 to 1.40      2.59           1.38 to 1.04
Core Equity Class B                               417     14.07 to 12.22      5,847    1.85 to 1.15      0.00       (2.12) to (4.54)
Classic Value Class B                             150     16.21 to 13.12      2,417    1.85 to 1.15      0.00           9.33 to 4.87
Quantitative Value --Class B                       12     17.35 to 17.16        205    1.85 to 1.40      1.04         11.33 to 10.95
US Global Leaders Growth--Class A                 120     12.64 to 12.54      1,510    1.75 to 1.40      0.00       (2.78) to (3.03)
US Global Leaders Growth--Class B                 337     12.63 to 12.49      4,229    1.85 to 1.40      0.00       (3.01) to (3.33)
John Hancock Strategic Income Class B             168     13.78 to 13.63      2,294    1.85 to 1.40      0.21           1.60 to 1.26
John Hancock Int'l Eq Index--Class A               82     18.89 to 18.73      1,545    1.75 to 1.40      0.83         11.98 to 11.69
John Hancock Int'l Eq Index --Class B             203     18.79 to 18.58      3,798    1.85 to 1.40      0.63         11.76 to 11.38
Active Bond--Class A                              715     12.80 to 12.74      9,127    1.75 to 1.40      2.78           1.76 to 1.49
Active Bond--Class B                            4,881     12.76 to 12.68     62,098    1.85 to 1.40      2.61           1.55 to 1.21
CGTC Overseas Equity --Class B                     45     16.46 to 16.36        743    1.85 to 1.40      0.44           8.61 to 8.24
Independence Investment LLC Small
   Cap--Class B                                     5     15.46 to 13.88         68    1.85 to 1.40      0.00       (1.39) to (1.72)
Marisco International Opportunities--Class B      122     16.92 to 12.00      2,041    1.85 to 1.15      0.31        10.13 to (4.05)
T Rowe Price Mid Value--Class B                    68     15.25 to 15.15      1,035    1.85 to 1.40      0.07           9.05 to 8.68
UBS Large Cap--Class B                              6     14.59 to 14.50         92    1.85 to 1.40      0.24           7.58 to 5.40
US High Yield--Class B                             10     13.47 to 13.38        130    1.85 to 1.40      3.55           4.56 to 4.20
Wellington Small Cap Growth --Class B              79     16.00 to 11.22      1,262    1.85 to 1.15      0.00        1.10 to (10.31)
Wellington Small Cap Value --Class B              121     15.42 to 12.50      1,862    1.85 to 1.15      0.00         8.14 to (0.06)
Wells Capital Core Bond--Class B                   27     12.67 to 12.59        340    1.85 to 1.40      1.96           1.48 to 1.14
Index Allocation--Class B                         518     12.84 to 12.54      6,629    1.85 to 1.15      0.26           2.69 to 0.24
Scudder Capital Growth Portfolio--Class B         269     19.41 to 19.36      5,272    1.85 to 1.40      0.19           1.79 to 1.45
Scudder Global Discovery Portfolio--Class B        88     32.16 to 31.59      2,808    1.85 to 1.40      0.89           8.23 to 7.87
Scudder Growth & Income Portfolio--Class B        209      2026 to 19.90      4,200    1.85 to 1.40      0.61           5.21 to 4.86
Scudder Health Sciences Portfolio--Class B        133     20.04 to 19.68      2,644    1.85 to 1.40      0.00           2.05 to 1.70
Scudder International Portfolio--Class B          156     24.45 to 24.02      3,790    1.85 to 1.40      1.54         11.42 to 11.05
Scudder Aggressive Growth Portfolio--Class B       76     22.52 to 22.12      1,698    1.85 to 1.40      0.00           0.55 to 0.21
Scudder Blue Chip Portfolio--Class B              209     22.55 to 22.15      4,671    1.85 to 1.40      0.47           8.54 to 8.18

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

6. UNIT VALUES-- (CONTINUED)

                                                                                      EXPENSE RATIO                   TOTAL RETURN
                                                UNITS   UNIT FAIR VALUE   NET ASSETS    HIGHEST TO     INVESTMENT      HIGHEST TO
SUBACCOUNT                                     (000S)  HIGHEST TO LOWEST    (000S)       LOWEST**    INCOME RATIO*      LOWEST***
----------                                     ------  -----------------  ----------  -------------  -------------  ----------------
Scudder Contarian Value Portfolio--Class B        222   $21.47 to $20.30    $ 4,742   1.85% to 1.40%     1.19%        8.56% to 8.20%
Scudder Global Blue Chip Portfolio--Class B        68     27.23 to 26.75      1,850    1.85 to 1.40      0.22         15.38 to 14.99
Scudder Government Securities
   Portfolio--Class B                             254     13.20 to 12.97      3,324    1.85 to 1.40      3.52           1.40 to 1.06
Scudder High Income Portfolio--Class B            186     19.26 to 18.92      3,552    1.85 to 1.40      7.73           5.06 to 4.71
Scudder International Select Equity
   Portfolio--Class B                             146     24.95 to 24.91      3,604    1.85 to 1.40      1.59         10.43 to 10.06
Scudder Fixed Income Portfolio--Class B           648     13.70 to 13.46      8,809    1.85 to 1.40      3.13           1.60 to 1.25
Scudder Money Market Portfolio--Class B           249     12.63 to 12.41      3,103    1.85 to 1.40      3.04           1.99 to 1.65
Scudder Small Cap Growth Portfolio--Class B       156     20.74 to 20.37      3,204    1.85 to 1.40      0.00       (2.90) to (3.23)
Scudder Technology Growth Portfolio--Class B       73     22.01 to 21.62      1,600    1.85 to 1.40      0.00       (4.70) to (5.02)
Scudder Total Return Portfolio--Class B           157     17.15 to 16.85      2,670    1.85 to 1.40      2.17           4.41 to 4.06
Scudder Davis Venture Value
   Portfolio--Class B                             328     22.39 to 21.99      7,277    1.85 to 1.40      0.28           5.11 to 4.76
Scudder Dreman Financial Services
   Portfolio--Class B                              --     20.84 to 20.47         --    1.85 to 1.40      2.88           4.92 to 4.59
Scudder Dreman High Return Equity
   Portfolio--Class B                             554     24.48 to 24.05     13,457    1.85 to 1.40      1.36           9.06 to 8.70
Scudder Dreman Small Cap Value
   Portfolio--Class B                             210     28.16 to 27.66      5,868    1.85 to 1.40      0.40          10.20 to 9.83
Scudder Salomon Growth Portfolio--Class B          28     24.68 to 24.24        693    1.85 to 0.00      0.00           4.66 to 4.31
Scudder Janus Growth & Income
   Portfolio--Class B                             108     20.52 to 20.16      2,210    1.85 to 1.40      0.23           2.34 to 1.99
Scudder Janus Growth Opportunities
   Portfolio--Class B                              25     19.64 to 19.29        496    1.85 to 1.40      0.00       (2.60) to (2.93)
Scudder MFS Strategic Value
   Portfolio--Class B                              --     21.15 to 20.77         --    1.85 to 1.40      0.64           3.16 to 2.83
Scudder Oak Strategic Equity
   Portfolio--Class B                              65     19.67 to 19.32      1,274    1.85 to 1.40      0.00       (6.91) to (7.22)
Scudder Turner Mid Cap Growth
   Portfolio--Class B                              85     24.34 to 23.91      2,047    1.85 to 1.40      0.00       (0.38) to (0.71)
Scudder Real Estate Portfolio--Class B            184     26.53 to 26.13      4,851    1.85 to 1.40      0.00         22.65 to 22.23
Scudder Strategic Income Portfolio--Class B       177     14.29 to 14.07      2,506    1.85 to 1.40      4.43           4.68 to 4.33
Scudder Conservative Income Strategy               --     13.59 to 13.46         --    1.85 to 1.40      4.41           2.04 to 1.71
Scudder Moderate Allocation                     1,743     14.64 to 14.50     25,398    1.85 to 1.40      0.86           4.83 to 4.48
Scudder Conservative Allocation                   630     14.20 to 14.06      8,896    1.85 to 1.40      1.25           4.04 to 3.69
Scudder Growth Allocation                       2,290     15.12 to 14.98     34,460    1.85 to 1.40      0.79           5.46 to 5.10
Scudder Templeton Foreign Value                    54     16.05 to 15.91        859    1.85 to 1.40      0.00         12.90 to 12.52
Scudder Mercury Large Cap Core                      6     15.10 to 14.97         88    1.85 to 1.40      0.00           4.56 to 4.21
Scudder Bond Index--Class B                        36     12.79 to 12.71        459    1.85 to 1.40      1.72           1.91 to 1.57
Scudder Equity Index 500--Class B                 380     21.02 to 20.65      7,936    1.85 to 1.40      0.88           6.99 to 6.63
Alger American Balanced Portfolio--Class B        227     16.14 to 15.85      3,634    1.85 to 1.40      1.20       (1.83) to (2.16)
Alger American Leveraged All Cap
   Portfolio--Class B                              75     21.35 to 20.97      1,597    1.85 to 1.40      0.00           6.57 to 6.21
Credit Suisse Emerging Markets
   Portfolio--Class B                              63     32.01 to 31.44      2,000    1.85 to 1.40      0.51           9.53 to 9.16
Credit Suisse Global Post Venture Capital
   Portfolio--Class B                              18     26.82 to 26.35        490    1.85 to 1.40      0.00           1.94 to 1.60
Dreyfus Socially Responsible Growth Fund
   Portfolio--Class B                              17     18.63 to 18.30        305    1.85 to 1.40      0.00           2.47 to 2.13
Dreyfus IP Midcap Stock Portfolio--Class B        247     21.78 to 21.40      5,344    1.85 to 1.40      0.18         0.28 to (0.06)
Invesco Utilities Portfolio--Class B               61     25.23 to 24.78      1,533    1.85 to 1.40      0.00         12.78 to 12.40

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                   NOTED TO FINANCIAL STATEMENTS - (CONTINUED)
                         SEPTEMBER 30, 2006 (UNAUDITED)

6. UNIT VALUES (CONTINUED)

* The Investment Income Ratio represents the dividends, excluding the distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

** The Expense Ratio represents the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of underlying funds are excluded.

*** The Total Return Ratio represents the total return for the periods indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. This does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

7. DIVERSIFICATION REQUIREMENTS

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

8. FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue Code. The Company has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the Contracts funded in the Account. Currently, the Company does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

  DATE OF CHANGE                   OLD NAME                                 NEW NAME
  --------------     -----------------------------------   -----------------------------------------
October 1, 1997      FNAL Variable Account                 The Manufacturers Life Insurance Company
                                                           of New York Separate Account A

October 1, 1997      First North American Life Assurance   The Manufacturers Life Insurance Company
                     Company                               of New York

November 1, 1997     NAWL Holding Co., Inc.                Manulife-Wood Logan Holding Co., Inc.

September 24, 1999   Wood Logan Associates, Inc.           Manulife Wood Logan, Inc

January 1, 2005      The Manufacturers Life Insurance      John Hancock Life Insurance Company of
                     Company of New York Separate          New York Separate Account A
                     Account A

January 1, 2005      The Manufacturers Life Insurance      John Hancock Life Insurance Company of
                     Company of New York                   New York Separate Account A.

January 1, 2005      Manulife Financial Securities LLC     John Hancock Distributors LLC

January 1, 2005      Manufacturers Securities Services     John Hancock Investment Management
                     LLC                                   Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements

          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company of New York Separate Account A (Part B of the registration statement). [FILED HEREWITH]

          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company of New York (Part B of the registration statement). [FILED HEREWITH].

     (b)  Exhibits

          (1) (a) Resolution of the Board of Directors of First North American Life Assurance Company establishing the FNAL Variable Account - Incorporated by reference to Exhibit (b)(1)(a) to Form N-4, file number 33-46217, filed February 25, 1998.

               (b) Resolution of the Board of Directors of First North American Life Assurance Company establishing the Fixed Separate Account - Incorporated by reference to Exhibit (b)(1)(b) to Form N-4, file number 33-46217, filed February 25, 1998.

               (c) Resolution of the Board of Directors of First North American Life Assurance Company establishing The Manufacturers Life Insurance Company of New York Separate Account D and The Manufacturers Life Insurance Company of New York Separate Account E - Incorporated by reference to Exhibit (b)(1)(c) to Form N-4, file number 33-46217, filed February 25, 1998.

          (2) Agreements for custody of securities and similar investments.- Not Applicable.

          (3) (a) Form of Underwriting and Distribution Agreement-Incorporated by reference to Exhibit 3(a) to the registration statement on Form N-4, file number 333-61283, filed on April 29, 2002.

               (b) Form of Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Securities Services, LLC (Underwriter), and General Agents - Incorporated by reference to Exhibit 3(b) to the registration statement on Form N-4, file number 333-61283, filed on April 29, 2002.

          (4) (a) Form of Specimen Contract: Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating - [FILED HEREWITH]

          (5) (a) Form of Specimen Application: Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating - [FILED HEREWITH]

          (6) (a)(i) Declaration of Intention and Charter of First North American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(i) to Form N-4, file number 33-46217, filed February 25, 1998.

               (a)(ii) Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(ii) to Form N-4, file number 33-46217, filed February 25, 1998.

               (a)(iii) Certificate of amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York - Incorporated by reference to Exhibit
                    (b)(6)(a)(iii) to Form N-4, file number 33-46217, filed February 25, 1998.

               (b) By-laws of The Manufacturers Life Insurance Company of New York - Incorporated by reference to Exhibit (b)(6)(b) to Form N-4, file number 33-46217, filed February 25, 1998.

          (7) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (a) Administrative Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit (8) to post-effective amendment no. 5 to this registration statement filed on April 29, 2002.

               (b) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company - Incorporated by reference to Exhibit 1(A)(8)(c) to Form S-6, file number 333-33351, filed March 16, 1998.

          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - [FILED HEREWITH]

          (10) Written consent of Ernst & Young LLP, independent auditors - [FILED HEREWITH].

          (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - Not Applicable.

          (13) Schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21 - Incorporated by reference to Exhibit (b)(13) to Form N-4, 33-76162 filed March 1, 1996.

          (14) (a) Power of Attorney -James D. Gallagher, Thomas Borshoff, Marc Costantini, Steven A. Finch, Ruth Ann Fleming, William P. Hicks III, Katherine MacMillan, Hugh McHaffie, Neil M. Merkl, Bradford J. Race Jr., Diana Scott, Bruce R.
                    Speca, Robert L. Ullmann, - [FILED HEREWITH]

Item 25. Directors and Officers of the Depositor.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY NEW YORK
                             AS OF FEBRUARY 1, 2007

  NAME AND PRINCIPAL
   BUSINESS ADDRESS             POSITION WITH DEPOSITOR
  ------------------     --------------------------------------
James D. Gallagher*      Chairman, President, Director
Thomas Borshoff*         Director
Marc Costantini*         Director
Steven A. Finch*         Director
Ruth Ann Fleming*        Director
William P. Hicks III*    Director
Katherine MacMillan**    Director, Executive Vice President,
                         Retirement Plan Services
Hugh McHaffie*           Director
Neil M. Merkel*          Director
Bradford J. Race, Jr.*   Director
Diana Scott*             Director
Bruce R. Speca*          Director
Robert L. Ullmann*       Director
James R. Boyle*          Executive Vice President, Wealth
                         Management
Peter Copestake**        Senior Vice President & Treasurer
Philip Clarkson**        Vice President, US Taxation
Brian Collins**          Vice President, US Taxation
Robert K. Leach*         Vice President, Annuity Product
                         Management
Elaine Leighton*         Vice President, Compliance and Market
                         Conduct, Retirement Plan Services
Gregory Mack*            Vice President, Distribution
Steven McCormick*        Vice President, Operations, Retirement
                         Plan Services
Thomas Samoluk*          Vice President, Government Relations
Yiji Starr*              Vice President & CFO
Patrick Gill**           Controller
Alan Tonner*             Director, Compliance
Emanuel Alves*           Secretary

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company of New York (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

The Depositor is controlled by John Hancock Financial Services, Inc. ("JHFS"). A list of persons controlled by JHFS is incorporated by reference to Exhibit 21.1 from the Annual Report filed on Form 10-K of File No. 1-15607, filed on March 15, 2004.

On the effective date of this Amendment to the Registration Statement, JHFS and its subsidiaries are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2005 appears below:

                         MANULIFE FINANCIAL CORPORATION
                           CORPORATE ORGANIZATION LIST
                               ACTIVE CORPORATIONS
                             AS OF DECEMBER 31, 2005

                                                                                  % OF     JURISDICTION OF
AFFILIATE                                                             LEGAL ID   EQUITY     INCORPORATION
---------                                                             --------   ------   ----------------
MANULIFE FINANCIAL CORPORATION                                             2        100   CANADA
   John Hancock Holdings (Delaware) LLC                                 0275        100   Delaware
      John Hancock Financial Services, Inc.                             0003        100   Delaware
   The Manufacturers Life Insurance Company                             0001        100   Canada
      Manulife Bank of Canada                                           0058        100   Canada
      Manulife Financial Services Inc.                                  0199        100   Canada
      Manulife Securities International Ltd.                            0079        100   Canada
      Manulife Canada Ltd.                                              0157        100   Canada
      First North American Insurance Company                            0111        100   Canada
      Equinox Financial Group, Inc.                                     0239        100   Canada
      EIS Insurance Services, Inc.(1)                                                50   Canada
      Cantay Holdings Inc.                                              0051        100   Ontario
      Regional Power, Inc.                                              0136       83.5   Canada
      Manulife Data Services, Inc.                                      0081        100   Barbados
      Manulife Capital Inc.                                             0278        100   Canada
      MSIL Holdings (Canada) Limited                                    0289        100   Canada
      880 Belgrave Way Holdings Ltd.                                                100   British Columbia
      6212344 Canada Limited                                            0272        100   Canada
      Manulife Enterprise (Alberta) Limited                             0276        100   Alberta
      Manulife Enterprise (Bermuda) Limited                             0277        100   Bermuda
      1293319 Ontario Inc.                                              0170        100   Ontario
      3426505 Canada Inc.                                               0161        100   Canada
      FNA Financial Inc.                                                0115        100   Canada
         Elliot & Page Limited                                          0116        100   Ontario
      NAL Resources Limited                                             0117        100   Alberta
      NAL Resources Management Limited                                  0120        100   Canada
      2015500 Ontario Inc.                                              0154        100   Ontario
      NALC Holdings Inc. (2)                                            0103         50   Ontario
      2015401 Ontario Inc.                                              0140        100   Ontario
      2024385 Ontario Inc.                                              0153        100   Ontario
      Cavalier Cable, Inc. (3)                                                       78   Delaware
      MFC Global Investment Management (U.S.A.) Limited                 0156        100   Canada
      MFC Global Fund Management (Europe) Limited                                   100   England
            MFC Global Investment Management (Europe) Limited           0064        100   England
      Manulife Holdings (Alberta) Limited                               0201        100   Alberta
         Manulife Holdings (Delaware) LLC                               0205        100   Delaware
            The Manufacturers Investment Corporation                    0087        100   Michigan
               Manulife Reinsurance Limited                             0067        100   Bermuda
                  Manulife Reinsurance (Bermuda) Limited                0203        100   Bermuda
               John Hancock Life Insurance Company (U.S.A.)             0019        100   Michigan
               Manulife Service Corporation                             0007        100   Colorado
               John Hancock Distributors LLC                            0005        100   Delaware

               John Hancock Investment Management Services, LLC (4)     0097         57   Delaware
               John Hancock Life Insurance Company of New York          0094        100   New York
               Ennal, Inc.                                              0124        100   Delaware
               Avon Long Term Care Leaders LLC                          0158        100   Delaware
               Ironside Venture Partners I LLC                          0196        100   Delaware
               Ironside Venture Partners II LLC                         0197        100   Delaware
               Manulife Leasing Co. LLC                                              80   Delaware
      Manulife Europe Ruckversicherungs-Aktiengesellschaft              0138        100   Germany
      Manulife Holdings (Bermuda) Limited                               0147        100   Bermuda
         Manulife Management Services Ltd.                              0191        100   Barbados
         Manufacturers P&C Limited                                      0036        100   Barbados
         Manufacturers Life Reinsurance Limited                         0049        100   Barbados
      Manulife (Vietnam) Limited                                        0188        100   Vietnam
         Manulife Vietnam Fund Management Company                                   100   Vietnam
      Manulife (Singapore) Pte. Ltd.                                    0014        100   Singapore
         John Hancock Ltd.                                                          100   Singapore
      The Manufacturers Life Insurance Co. (Phils.), Inc.               0164        100   Philippines
         FCM Plans, Inc.                                                0155        100   Philippines
         Manulife Financial Plans, Inc.                                 0187        100   Philippines
   FCM Holdings Inc.                                                    0104        100   Philippines
   Manulife International Holdings Limited                              0152        100   Bermuda
         Manulife Provident Funds Trust Company Limited                 0163        100   Hong Kong
         Manulife Asset Management (Asia) Limited                       0078        100   Barbados
            Manulife Asset Management (Hong Kong) Limited                           100   Hong Kong
            P.T. Manulife Aset Manajemen Indonesia                      0141         85   Indonesia
         Manulife (International) Limited                               0028        100   Bermuda
            Manulife-Sinochem Life Insurance Co. Ltd.                   0043         51   China
   P.T. Asuransi Jiwa Manulife Indonesia                                0042         71   Indonesia
      P.T. Bunadaya Sarana Informatika                                               98   Indonesia
      P.T. Asuransi Jiwa Arta Mandiri Prima                             0075      99.75   Indonesia
      P.T. Indras Insan Jaya Utama                                                99.98   Indonesia
         P.T. Asuransi Jiwa John Hancock Indonesia                                 3.76   Indonesia
   6306471 Canada Inc.                                                  0282        100   Canada
      CDF (Thailand) Limited                                            0287       90.2   Thailand
         OQC (Thailand) Limited (5)                                     0288         51   Thailand
            Manulife Insurance (Thailand) Public Company
               Limited (6)                                              0286      72.54   Thailand
   Manulife Technology & Services Sdn Bhd.                              0285        100   Malaysia
   6306489 Canada Inc.                                                  0283        100   Canada
   Manulife Alberta Limited                                             0279        100   Alberta
      Manulife European Holdings (Bermuda) Limited                      0270        100   Bermuda
      Manulife European Investments (Luxembourg) S.a.r.l.               0271        100   Luxembourg
         Manulife Hungary Holdings Limited (7)                          0149         99   Hungary
  MLI Resources Inc.                                                    0193        100   Alberta
      Manulife Life Insurance Company (8)                               0180         35   Japan
         MFC Global Investment Management (Japan) Limited               0208        100   Japan
      Manulife Century Investments (Bermuda) Limited                    0172        100   Bermuda
         Manulife Century Investments (Luxembourg) S.A.                 0173        100   Luxembourg

         Manulife Century Investments (Netherlands) B.V.                0174        100   Netherlands
            Manulife Premium Collection Co. Ltd.                        0178
            Y.K. Manulife Properties Japan                              0142        100   Japan
            Manulife Century Holdings (Netherlands) B.V                 0195        100   Netherlands

(1)  50% of EIS Insurance Services, Inc. is owned by Equinox Financial Group,
     Inc.

(2)  50% of NALC Holdings Inc. is owned by 2015500 Ontario Inc.

(3) 22% of Cavalier Cable, Inc. is owned by John Hancock Life Insurance Company (U.S.A.).

(4) 38% of John Hancock Investment Management Services, LLC is owned by John Hancock Life Insurance Company of New York, and the remaining 5% is owned by John Hancock Advisers LLC.

(5)  49% of OQC (Thailand) Limited is owned by 6306489 Canada Inc.

(6) 24.97% OF Manulife insurance (Thailand) Public Company Limited is owned by The Manufacturers Life Insurance Company.

(7)  1% of Manulife Hungary Holdings Limited is owned by MLI Resources Inc.

(8) 32.5% of Manulife Life Insurance Company is owned by Manulife Century Investments (Netherlands) and 32.4% by Manulife Century Holdings (Netherlands) B.V and 35.02% by MLI Resources Inc.

Item 27. Number of Contract Owners.

Not applicable.

Item 28. Indemnification.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                           CAPACITY IN WHICH ACTING
--------------------------                                           ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account H       Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account U       Principal Underwriter
John Hancock Life Insurance Company Variable Annuity Account V       Principal Underwriter
John Hancock Life Insurance Company Variable Life Account UV         Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account I      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account JF     Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account S      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account U      Principal Underwriter
John Hancock Variable Life Insurance Company Variable Account V      Principal Underwriter

     (b)  Set forth below is Board of Managers of John Hancock Distributors LLC:

         NAME                           TITLE
         ----                           -----
Marc Costantini*        Chairman
Steven Finch*           President and CEO
Kevin Hill*             Senior Vice President, U.S. Annuities
                        and Managed Accounts
Katherine MacMillan**   Senior Vice President, Retirement
                        Plan Services
Christopher Walker**    Vice President and CCO

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

     (c)  None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.

Item 31. Management Services.

The Company has entered into an Administrative Services Agreement with The Manufacturers Life Insurance Company ("Manulife"). This Agreement provides that under the general supervision of the Board of Directors of the Company, and subject to initiation, preparation and verification by the Chief Administrative Officer of the Company, Manulife shall provide accounting services related to the provision of a payroll support system, general ledger, accounts payable, tax and auditing services.

Item 32. Undertakings.

a. Representation of Insurer pursuant to Section 26 of the Investment Company Act of 1940.

     John Hancock Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the Contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this post-effective amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 12th day of February 2007.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT A
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE
    COMPANY OF NEW YORK
   (Depositor)


By: /s/ James D. Gallagher
    ---------------------------------
    James D. Gallagher
    Chairman and President


JOHN HANCOCK LIFE INSURANCE
COMPANY OF NEW YORK


By: /s/ James D. Gallagher
    ---------------------------------
    James D. Gallagher
    Chairman and President

                                   SIGNATURES

     As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor on the 12th day of February 2007.

              Signature                              Title
              ---------                              -----


/s/ James D. Gallagher                  Chairman and President
-------------------------------------   (Principal Executive Officer)
James D. Gallagher


/s/ Yiji Starr                          Vice President and CFO
-------------------------------------   (Principal Financial Officer)
Yiji Starr


/s/ Patrick Gill                        Controller
-------------------------------------   (Principal Accounting Officer)
Patrick Gill


         *                              Director
-------------------------------------
Thomas Borshoff


         *                              Director
-------------------------------------
Marc Costantini


         *                              Director
-------------------------------------
Steven A. Finch


         *                              Director
-------------------------------------
Ruth Ann Fleming


         *                              Director
-------------------------------------
William P. Hicks III


         *                              Director
-------------------------------------
Katherine MacMillan


         *                              Director
-------------------------------------
Hugh McHaffie


         *                              Director
-------------------------------------
Neil M. Merkl


         *                              Director
-------------------------------------
Bradford J. Race, Jr.


         *                              Director
-------------------------------------
Diana Scott


         *                              Director
-------------------------------------
Bruce R. Speca


         *                              Director
-------------------------------------
Robert L. Ullmann


*/s/ Arnold R. Bergman                  Chief Counsel - Annuities
-------------------------------------
Arnold R. Bergman
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

 ITEM NO.                                DESCRIPTION
 --------                                -----------
24(b)4(a)    Form of Specimen Contract: Flexible Purchase Payment Individual
             Deferred Variable Annuity Contract, Non-Participating

24(b)5(a)    Form of Specimen Application: Flexible Purchase Payment Individual
             Deferred Variable Annuity Contract, Non-Participating

24(b)9 Opinion of Counsel and consent to its use as to the legality of the securities being registered

24.(b)10     Consent of Independent Registered Public Accounting Firm

24(b)14(a)   Power of Attorney,-James D. Gallagher, Thomas Borshoff, Marc
             Costantini, Steven A. Finch, Ruth Ann Fleming, William P. Hicks
             III, Katherine MacMillan, Hugh McHaffie, Neil M. Merkl, Bradford J.
             Race Jr., Diana Scott, Bruce R. Speca, Robert L.